Form 20-F
SAVIA SA DE CV
filed 2003-06-30
CIK 917333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission file number: 1-12736

SAVIA, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

SAVIA, S.A. DE C.V.
(Translation of Registrant's name into English)

MEXICO
(Jurisdiction of incorporation or organization)

Rio Sena 500 Pte.
Colonia del Valle
San Pedro Garza Garcia N.L.
CP 66220 Mexico
(52-81) 8173-5500
(Address and telephone number of Registrant's principal office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on wich registered
Class I Series A Common Stock, without par value ("A Shares")	Mexican Stock Exchange
Ordinary Participation Certificates	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four Ordinary Participation Certificates	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Class I Series A Common Stock, without par value - 467,287,859

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒  No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17  ☐  Item 18  ☒

INTRODUCTION

Savia, S.A. de C.V. ("Savia" or the "Company") is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States ("Mexico").

In this Form 20-F, references to "pesos" and "Ps." are to Mexican pesos and references to "dollars" or "$" are to U.S. dollars. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2002. Unless otherwise indicated, dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.361 to $1.00, the effective exchange rate on December 31, 2002, as published by Banco de México. As of June 20, 2003, as published by Banco de Mexico, the effective exchange rate was Ps. 10.4858 to $1.00.

Forward-Looking Statements

This annual report contains a number of statements relating to future results of Savia that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act 1995. Savia may also make forward-looking statements in its periodic reports to the Securities and Exchange Commission on Form 6-K, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements include discussions about our beliefs, projections and expectations and may include statements regarding various factors that may be beyond the Company's control, including but not limited to competition, access to financing on competitive terms, significant economic or political developments in Mexico and changes in the regulatory environment in which the Company operates. Savia can give no assurances that such results, including the various factors discussed herein will not differ materially from the statements contained in this annual report. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Savia, which may cause actual results to differ materially from those expressed in the statements contained in this annual report. Some of these risks, uncertainties and factors are discussed in Item 3.D "Risk Factors." Forward-looking statements speak only as of the date they are made, and Savia undertakes no obligation to update publicly any of them in light of new information or future events.

Summary

I. Financial Condition - Liquidity

The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2002, the Company incurred consolidated loss of Ps720 million (Ps3,972 million in 2001), (b) at December 31, 2002 current liabilities included bank loans of Ps2,328 million (equivalent to US$224.7 million) contracted by Seminis, Inc., the principal subsidiary, which mature on December 31, 2003, and have therefore been classified as current, (c) Bionova Holding Corp., another foreign subsidiary, whose total assets amounted to Ps815 million at December 31, 2002, has incurred significant losses from operations and operating cash flow deficiencies during the three years in the period ended December 31, 2002, and (d) at December 31, 2002 current liabilities include a syndicated loan contracted by Savia amounting to Ps883 million (equivalent to US$85 million), which matured on December 6, 2002; at the date of issuance of these financial statements, the Company is negotiating with its bank creditors a proposal to restructure such syndicated loan. In the event this debt restructuring process is not concluded satisfactorily, the Company will require to secure alternative sources of financing in order to deal with the resulting effects on its financial position and results of operations. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

II. Holding Company Indebtedness - December 31, 2002

A. Background

Savia is a holding company and its only material assets are its equity interests in its subsidiaries. As of December 31, 2002, its principal subsidiaries were Seminis, Inc. ("Seminis"), Bionova Holding Corporation ("Bionova"), and Desarrollo Inmobiliano Omega S.A. de C.V. ("Omega"). On May 4, 2001, the Company completed the sale of its packaging business through the sale of three subsidiaries of Empaques Ponderosa S.A. de C.V. ("Empaq") for $285 million, less a purchase price adjustment of approximately $11 million. On June 22, 2001, the Company completed the sale of its remaining interest in Seguros Comercial America, S.A. de C.V. ("SCA") to ING for $791 million. The Company recognized an after tax gain of Ps. 98 million on the sale of these businesses. The net proceeds from the sale of these businesses were used to repay indebtedness. In addition, the Company established a provision for taxes of Ps. 734 million as set forth in Note 16 to the Consolidated Financial Statements included in 2001, which were reversed in 2002 because the relevant tax authority advised the Company that it would abstain from reviewing a tax ruling request that the Company submitted relating to such sale.

Primarily due to significant net cash outflows and operating losses at Seminis and significant operating losses at SCA resulting mainly from the decline in value of SCA's investment portfolio, the Company failed to meet certain financial ratios under its $500 million Zero Coupon Bonds, issued April 12, 2000 (as of December 31, 2000, principal and accrued interest aggregated $536 million) (the "ING Debt"). In addition to the ING Debt, the Company during 1998 entered into equity swaps covering its own shares and ADRs and Empaq's shares for an aggregate notional amount of $260 million (the "Equity Swaps"). In April 2001, the Company failed to make required payments under the Equity Swaps. The Company also had direct bank indebtedness of $35 million and $21 million of guarantees of indebtedness of its subsidiaries on December 31, 2000 (not including $145 million of inter-company indebtedness) (collectively, the "Savia Bank Debt"). In February 2001, the Company failed to make required payments under the Savia Bank Debt. Lastly, as of December 31, 2000, the Company also owed approximately $90 million to Pulsar Internacional S.A. de C.V. and Conjunto Administrativo Integral S.A. de C.V., affiliates of the Company (the "Affiliate Notes"). Accordingly, as of December 31, 2000, the Company had total direct (unconsolidated) indebtedness of $879 million which included: (i) ING Debt of $536 million; (ii) Equity Swaps of $218 million, net of cash collateral; (iii) Savia Bank Debt of $35 million; and (iv) Affiliate Notes of $90 million.

B. Debt Restructure Process

Commencing in 2001, the Company entered into a program to restructure its indebtedness and to sell assets to repay a significant portion of its indebtedness.

Sale of Empaq

The proceeds from the sale of the Empaq subsidiaries were used to repay indebtedness of Empaq and its subsidiaries of approximately $74 million, and the balance, or approximately $200 million, was distributed to the shareholders of Empaq including Savia which owned 85% of Empaq. In the case of Savia, its accounts payable balance to Empaq was partially offset with the distribution made by Empaq, and the remaining account payable balance as of December 31, 2001 was Ps. 1,133 million (equivalent to $123.6 million).

Sale of SCA

The proceeds from the sale of SCA were used to repay $613 million indebtedness owed to ING which included the ING Debt, additional accrued interest through June 27, 2001 of approximately $26 million and a premium for advance repayment of approximately $51 million. After repayment of the indebtedness, approximately $178 million was available to Savia. See Note 4 to the Consolidated Financial Statement included in this annual report.

C. Restructuring Agreement

On June 27, 2001, the Company successfully completed negotiations with its creditors and entered into a restructuring agreement (the "Restructuring Agreement") covering all of its outstanding Holding Company (unconsolidated) indebtedness -- the Equity Swaps, the Savia Bank Debt, and the Affiliate Notes. The Company used the available net proceeds from the sale of its interest in SCA (after repayment of the ING Debt, additional accrued interest and the premium for advance repayment) and funds distributed from Empaq to repay approximately $300 million of this indebtedness. As of June 30, 2001, after giving effect to such repayment, the Company (excluding the debt of its subsidiaries, Seminis and Bionova) had approximately $86 million of indebtedness (the "Restructured Debt").

Under the terms of the Restructuring Agreement: (i) the Company's obligations are secured by a pledge of the shares of Class C preferred stock of Seminis and an additional capital contribution by the Company in Seminis; (ii) the original maturity date of this indebtedness was October 31, 2002; (iii) there were no scheduled payments of principal or interest (except a single interest payment on July 31, 2002 with respect to the immediately preceding three month period); and (iv) payments of principal and interest will, subject to certain exceptions to provide additional funds to support investments in the businesses of the Company, be required to be made upon the sale of assets or the issuance of equity or debt securities by the Company.

On September 4, 2001 an amendment to the Restructuring Agreement was executed in order to modify the definition of Bionova Produce Guaranty to now include Bionova Produce Inc.'s subsidiaries as debtors and to take into consideration the refinancing or renewals of their obligations.

On July 31, 2002 an amendment and a waiver to the Restructuring Agreement and an amendment to the related pledge and security agreement were executed. The modifications included the following: (a) the related tax and operating expense permitted amount was increased by $17.4 million, from $20.0 million to a total of $37.4 million, (b) permission was granted to Savia to sell approximately 8 million of its shares from its repurchase fund, (c) permission was granted to Desarrollo Forestal, a Savia subsidiary, to incur additional debt in an aggregate principal amount not to exceed $8 million and (d) Savia put forth 49% of the outstanding shares of Omega as collateral under the agreements.

On October 31, 2002 an additional amendment to the Restructuring Agreement was executed, extending the maturity date until December 6, 2002.

D. Debt Repayment Plan - Proposed Sale of Seminis

The Company intends to sell additional assets to repay the Restructured Debt. The Company believes that its assets are greater than the Restructured Debt under the Restructuring Agreement. As of December 31, 2002, the Company was not in compliance with certain covenants under the Restructuring Agreement and was negotiating waivers with its banks

Restructured Debt Settlement Agreement

Savia executed a settlement agreement dated as of May 20, 2003 with all of its creditors (the "Debt Settlement Agreement") that (i) extended the maturity date of the Restructured Debt until September 30, 2003, (ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions which include: (a) the sale of 78.3 million Seminis shares (including 37.7 million Seminis shares to be received by Savia under the exchange agreement described below) for $266 million, and after the repayment of the Restructured Debt, Savia will retain approximately $15.0 million and pay a cash dividend of $251.2 million, equivalent to $0.5338 per share, (b) Savia's receipt of $50.2 million from an affiliate, which combined with the approximately $15.0 million Savia will retain, will enable Savia to make the fixed payment of $65.2 million as repayment of the Restructured Debt and (c) the sale of 66.8 million Savia shares owned by a trust for the benefit of Savia to an affiliate.

Exchange Agreement

On July 1, 2002, the Company entered into an exchange agreement with Seminis to exchange all of the outstanding Seminis Class C preferred stock (including accrued paid-in-kind ("PIK") dividends) having a principal value of $120.2 million, additional paid-in capital (including accrued PIK dividends) of $46.7 million and accrued and unpaid cash dividends of $10.0 million into 37.7 million shares of Seminis (the "Exchange Agreement"). The remaining accrued and unpaid cash dividends on the Class C preferred stock of approximately $15.0 million (plus interest at a rate of 10% per annum from July 1, 2002, less $3 million) will remain due and payable and will be paid in cash by Seminis in accordance with the terms of the Exchange Agreement. The Exchange Agreement, however, is subject to customary closing conditions and would be completed at the same time as the sale of the Seminis shares.

Sale of Seminis - Contribution Agreement

On May 30, 2003, Seminis entered into the merger agreement (the "Merger Agreement") with Seminis Acquisition LLC ("Seminis Acquisition") and Seminis Merger Corp., a wholly-owned subsidiary of Seminis Acquisition ("Merger Corp."). Seminis Acquisition and Merger Corp. were formed for purposes of facilitating the merger. At the effective time of the merger, Merger Corp. will merge with and into Seminis, and Seminis will continue as the surviving corporation.

Immediately following the merger, Fox Paine Seminis Holdings, LLC ("Fox Paine"), its affiliates and co-investors will acquire between approximately 74.4% and 91.0% of the then outstanding shares of Seminis common stock from Seminis Acquisition. After the merger and related transactions, Seminis will be a privately held company owned by Fox Paine, several entities affiliated with Mr. Alfonso Romo Garza, certain creditors of a Savia affiliate and nine members of Seminis and Savia management. If one of the affiliated entities does not exercise its purchase option to acquire Seminis shares, Savia would receive 900,737 shares of Seminis and the funds received by Savia would decrease by approximately $3.1 million.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed the following press release:

"Oxnard, California, Monterrey, Mexico and, San Francisco, California. June 2, 2003 - Seminis, Inc. (Nasdaq: SMNS) announced today that it has entered into a definitive merger agreement with entities related to Savia, S.A. de C.V. (BMV: SAVIA; NYSE: VAI) pursuant to which certain Savia related parties will acquire all of the outstanding shares of Seminis, the world's largest developer, producer and marketer of fruit and vegetable seeds. Public holders of approximately 15.8 million Seminis shares will receive $3.78 per share in the merger. Immediately following the merger, certain Savia related parties will sell to certain investment funds managed by Fox Paine & Company, LLC, a San Francisco based private equity firm, a number of the Seminis shares they will then own, representing approximately 75% of the Seminis common shares, following completion of the transactions, for $3.40 per share in cash. Certain entities affiliated with Alfonso Romo Garza, Seminis' and Savia's Chairman and Chief Executive Officer, will receive co-investment rights to purchase, subject to certain conditions, up to 34% of Seminis following the merger. Stockholders of Seminis representing in excess of 85% of the currently outstanding voting power of Seminis have entered into agreements to vote in favor of the merger. Savia shareholders provided their approval at a shareholder meeting held on April 30, 2003.

The overall transaction has a total enterprise value in excess of $650 million. The $3.78 per share price to Seminis' public stockholders represents a premium of 51% based on Seminis' closing price of $2.51 on December 13, 2002, the last closing price prior to the public announcement of the Savia letter of intent with Fox Paine regarding the overall transaction.

The Seminis Board of Directors approved the merger agreement after receiving the unanimous recommendation of a special committee of independent directors, which was formed following the announcement of the December 13, 2002 letter of intent between Savia and Fox Paine.

As part of the transaction, immediately prior to the consummation of the merger, Savia will exchange its Seminis Class C preferred shares for approximately 37.7 million shares of Seminis common stock, after which, the total number of outstanding Seminis common shares will be approximately 101.7 million. Savia expects to distribute approximately $0.53 per share to its shareholders from the proceeds of its sale of Seminis shares to Fox Paine. In addition, a portion of the proceeds will be used by Savia to settle and repay all of its currently outstanding indebtedness.

Existing management will continue to run the Company, with Mr. Romo serving as Chairman and Chief Executive Officer and Dexter Paine, President of Fox Paine, serving as Vice Chairman of Seminis.

Mr. Romo said, "With Fox Paine as a strategic partner, we are strengthening Seminis' position as the world's leading provider of high-quality specialty seeds in both developed and emerging markets. Fox Paine's insight and expertise in the industry is proving to be invaluable as we focus on offering total solutions to our customers and capturing value in the food chain."

Mr. Paine said, "We are very excited to be making a strategic investment in Seminis and to have the opportunity to participate in its future growth. Seminis' innovative agricultural technology and its experienced and talented management team, led by Alfonso Romo Garza, together with its new capital structure, will accelerate the next stage of this dynamic company's development."

The transaction is expected to be completed later this summer and is subject to customary conditions, including the approval by Seminis' stockholders, availability of financing and certain regulatory approvals. Seminis intends to file shortly with the U.S. Securities and Exchange Commission copies of the merger and other related agreements."

Contribution Agreement - Conditions to Closing

On May 30, 2003, Savia, Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo, Desarrollo Consolidado de Negocios, S.A. de. C.V. ("Mexican SPC") and the continuing stockholders entered into a contribution agreement with Seminis Acquisition (the "Contribution Agreement"). Pursuant to the terms of the Contribution Agreement, Savia has agreed to contribute to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock (including the shares being exchanged under the Exchange Agreement) in exchange for membership interests in Seminis Acquisition. Seminis Acquisition will sell its shares of Seminis common stock for $3.40 per share in cash following the merger and distribute to Savia aggregate cash proceeds of approximately $266.2 million.

Savia shareholders have approved the sale of the Seminis shares as contemplated under the Contribution Agreement and the payment of a dividend at a shareholders' meeting held on April 30, 2003.

The closing of the transactions contemplated by the Contribution Agreement is anticipated to occur immediately prior to the merge and is conditioned upon, among other things, the completion of the merger. The obligations of the parties to the Contribution Agreement to complete the contribution of shares of Seminis common stock to Seminis Acquisition are subject to the satisfaction or waiver of the following conditions to the merger and completion of certain transactions by Savia and affiliates of Savia:

    the receipt of the approval by the applicable Seminis stockholders of the Merger Agreement and merger;
    the absence of any legal prohibition preventing completion of the merger;
    the receipt of material approvals of any governmental body in relation to the merger;
    the receipt of a solvency opinion with respect to Seminis;
    completion of the transactions contemplated by the Contribution Agreement; and
    the satisfaction or waiver of the conditions to a stock purchase agreement pursuant to which Fox Paine will purchase shares of Seminis common stock from Seminis Acquisition and completion of the Fox Paine stock purchase substantially concurrent with the completion of the merger.

The obligation of Seminis Acquisition and Merger Corp. to complete the merger is subject to the following additional conditions:

    Seminis' representations and warranties, disregarding materiality qualifications otherwise governing the representation or warranty (other than the representation that since September 30, 2002, there has not been any material adverse effect on Seminis, which must be true in all respects), being true and accurate except as would not reasonably be expected to have a material adverse effect on Seminis;
    Seminis' performance of its obligations and compliance with its covenants under the Merger Agreement in all material respects (except for obligations or covenants already qualified by materiality, which obligations or covenants require performance or compliance in all respects);
    the availability to Seminis Acquisition of sufficient funds to complete the merger; and
    the absence of any new suit, action or proceeding or any development in any existing suit, action or proceeding that is more likely than not, individually or in the aggregate, to have a material adverse effect on Seminis.

The obligation of Seminis to complete the merger is subject to the following additional conditions:

    Seminis Acquisition's and Merger Corp.'s representations and warranties, disregarding materiality qualifications otherwise governing the representation or warranty, being true and accurate, except as would not reasonably be expected to have a material adverse effect on Seminis Acquisition;
    Seminis Acquisition's and Merger Corp.'s performance of their obligations and compliance with their covenants under the Merger Agreement in all material respects (except for obligations or covenants already qualified by materiality, which obligations or covenants require performance or compliance in all respects); and
    receipt of the debt financing contemplated by the financing commitments and repayment of the indebtedness designated as indebtedness to be repaid.

The Contribution Agreement may be terminated by any party to the Contribution Agreement if the Merger Agreement is terminated in accordance with its terms.

If the Contribution Agreement and related transactions are consummated, the Company will use $65.2 million of the funds received from such transactions to pay the Restructured Debt and $251.2 million to pay a cash dividend equivalent to U.S.$0.5338 per share of Savia common stock. If the Contribution Agreement and related transactions, including the merger, are not consummated by September 30, 2003, the Company will be in default under the Debt Settlement Agreement.

Voting Agreement

In order to ensure consummation of the merger, on May 30, 2003, Savia, Banca Afirme, S.A., Institución de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administración y Pago Número 167-5), a Mexican Trust (the "ARG Trust"), Conjunto Administrativo Integral, S.A. de C.V. ("CAI"), Park Financial Group, Ltd ("Park"), Emprima S.A. de C.V. ("Emprima"), Mr. Romo and Seminis Acquisition entered into a voting agreement with Fox Paine, whereby each party to the voting agreement (other than Fox Paine) has agreed, among other things, to vote its shares of Seminis common stock to approve the Merger Agreement, the merger and any actions reasonably and directly related thereto. The parties to the voting agreement control shares of Seminis common stock representing in the aggregate approximately 85.3% of the outstanding voting power of Seminis common stock entitled to vote at the special meeting.

III. Potential Significant Reduction in Business Operations - Absence of Profitability

If the Contribution Agreement and related transactions, including the merger, are consummated, the Company will no longer have any interest in Seminis, except, for a minimal interest in the case of the remote event described above under "Introduction - Sale of Seminis - Contribution Agreement", and its only remaining significant assets will be its subsidiaries, Bionova and Omega.

Bionova has incurred significant losses from operations in every year of its existence from 1996 through 2002 and has incurred operating cash flow deficiencies for each of the three years in the period ended December 31, 2002. The report of the independent accountants of Bionova with respect to the financial statements presented within Bionova's annual report on Form 10-K for the fiscal year ended December 31, 2002, concludes that "[Bionova] might not be able to continue as a going concern." For a description of Bionova's risk factors, see "ITEM 3 - Risk Factors - Bionova."

Omega is a real estate company engaged in the business of developing and selling parcels of land located near Monterrey, Mexico for residential housing. Omega had revenues of 197 million pesos in 2002 and 178 million pesos in 2001.

IV. Significant Operating Subsidiaries' Recent Developments

A. Seminis

On May 13, 2003, Seminis issued the following press release relating to its financial performance for its second quarter ended March 28, 2003:

"OXNARD, Calif. -- May 13, 2003 - Seminis, Inc., the world's largest developer, producer and marketer of vegetable and fruit seeds, yesterday reported results for the three-month and six-month periods ended March 28, 2003. The company released preliminary second quarter results late last month due to filing requirements of its majority shareholder, Savia S.A. de C.V.

Results for the three-month period ended March 28, 2003

As previously announced, net sales for the three months ended March 28, 2003 were $159.0 million compared to $152.3 million for the same period last year. This represents an increase of 4.4% for the same period last year. The increase was primarily due to increased sales in Europe, the Middle East and Africa as a result of favorable exchange rate fluctuations in the region.

Gross profit increased to $101.0 million or 63.5% of sales compared to $95.9 million or 62.9% for the same period last year. This increase was primarily due to the successful implementation of new pricing strategies and product mix optimization.

Operating expenses in the reported period increased by $5.2 million to $63.6 million, compared to $58.4 million for the same period last year, an increase of 8.9%. This increase was primarily due to an employee severance accrual as well as increases in legal and administrative fees related to the transaction proposed by Savia S.A. de C.V. and Fox Paine & Company, LLC in December 2002.

Operating income for the period was $39.0 million compared to $41.8 million for the same period last year, a decrease of $2.9 million or 6.8%. This change differs from the 3.1% or $1.2 million dollar increase highlighted in the preliminary results published April 30, 2003 due to a reclassification of a gain related to the divestiture of a non-core business in fiscal year 2002 that was previously classified as non-operating income.

Net income for the period was $24.0 million compared to $25.7 million during the same quarter last year. Net income available for common shareholders was $19.4 million or $0.30 per share compared to $21.0 million or $0.34 per share during the same period last year.

The total outstanding syndicated bank debt as of March 28, 2003 was $223.3 million compared to $258.7 million as of March 29, 2002, a reduction of $35.4 million or 11.1%.

Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo, commented: "These results are a testament to the strong fundamentals of the Seminis business model and the financial soundness of the company. We continue to improve our cash flow generation capabilities while at the same time reducing our bank debt. In fact, we continue to earn the confidence of our creditors by meeting and exceeding our financial covenants. Our team has a clear sense of direction, and we have focused our attention on growing the business."

Results for the six-month period ending March 28, 2003

Total sales for the six months ended March 28, 2003 increased 3.1% to $239.6 million from $232.4 million during the same period last year. Net seed sales reached $230.8 million during the six month period, an increase of 4.0% compared to $221.9 million for the same period of last year. The increase was primarily due to favorable currency fluctuations.

Gross profit for the period increased to 63.2%, from 62.7% for the same period last year, partly due to the previously stated new pricing strategies and improved product mix.

Total operating expenses for the period increased by 2.8% to $121.6 million, from $118.3 million for the same period last year, primarily due to the previously mentioned increase in operating expenses during the three-month period ended March 28,2003.

The quarterly increase in operating expenses is reflected in the accumulated six month operating expenses.

Operating income for the period decreased to $30.9 million, down 5.3% from $32.6 million for the same period last year.

Net income available to common shareholders for the period was $3.1 million or $0.05 per share compared with a net loss available to common shareholders of $2.9 million, or $0.05 per share for the same period year. The increase in net income available to shareholders was primarily due to an overall increase in profitability as well as favorable currency.

Total outstanding syndicated bank debt was reduced by $6.4 million during the six months ended March 28, 2003.

Mr. Romo said: "With a stronger balance sheet, we can continue to extend our reach into new markets, such as Asia, and further consolidate our leadership position in Europe and North America. Our R&D organization continues to drive innovations in our industry, offering new opportunities for Seminis and the food industry as well as healthier, more nutritious, and more convenient products for consumers."

B. Bionova

On April 30, 2003, Bionova stated the following in its Form 10-K with respect to its financial condition:

2002 Year-End Financial Position

Bionova Holding's balance sheet at December 31, 2002 reflected that the Company was in a position of technical insolvency, as its current assets of $36.1 million fell far short of its current liabilities of $122.7 million. The Company's fresh produce subsidiaries owed $9.8 million to banks, all of which is secured by assets of the fresh produce subsidiaries and guaranteed by Bionova Holding and Savia. At December 31, 2002 Bionova Holding and its subsidiaries were indebted to Savia and its subsidiaries (other than Bionova Holding) in a total amount of $96.9 million. Of this total $19.8 million was owed by ABSA and is accruing interest at a rate of approximately 9% per annum. Bionova Holding had debt of $72.2 million to Savia. The Bionova Holding debt currently is accruing interest at a rate of approximately 12.5% per annum. Other subsidiaries of Bionova Holding had related party accounts due to Savia and its subsidiaries that accounted for the remaining balance of $4.9 million. All of the Bionova Holding debt originally was due to be paid by December 31, 2002, but was extended by agreement between Bionova Holding and Savia until December 31, 2003. The other related party accounts due to Savia and its subsidiaries have varying maturities, and most of these are due at various times in 2003. At this time, Bionova Holding does not know how this indebtedness will be handled.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial data of the Company and its subsidiaries. This data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Annual Report.

The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a summary description of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to GAAP of net income and total stockholders' equity. The financial information is derived from the Company's audited Consolidated Financial Statements, restated in constant pesos as of December 31, 2002. The Mexican Institute of Certified Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology employed by companies preparing their financial statements in accordance with Mexican GAAP. Inflation adjusted accounting is mandatory for all Mexican companies. The Third Amendment to Bulletin B-10, which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The effect of these inflation adjusting principles has not been reversed in the reconciliation to U.S. GAAP.

In 1997, the Company adopted the standards set forth in the Fifth Amendment to Bulletin B-10 (Modified), "Recognition of the Effects of Inflation on Financial Information", and Bulletin B-15, "Transactions in Foreign Currency" and "Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

In accordance with the Fifth Amendment to Bulletin B-10, from 1997 onwards, property, plant and equipment are stated at cost, restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost, restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date. The balances at the beginning of the year were restated by applying this new method to the replacement costs determined by the independent appraisers at December 31, 1996.

With respect to the adoption of the new accounting practices, the above-mentioned Bulletin B-15 stipulates guidelines for the translation of the financial statements of foreign subsidiaries on the following basis: (i) the figures of such subsidiaries are restated by applying the general inflation index of the country of origin and are translated to Mexican pesos at the rates of exchange prevailing at the latest balance sheet date, (ii) when an investment in a foreign subsidiary has been designated as an economic hedge of a foreign currency liability, any exchange differences arising from such liability should be recorded directly in stockholders' equity, (iii) the gain on monetary position arising from hedged liabilities is calculated based on the general inflation index of the country of origin of the foreign subsidiary and is included in income as a part of the comprehensive financing cost, and (iv) the net difference resulting from the translation of the financial statements of foreign subsidiaries is included in stockholders' equity under the caption "Effects of Translation of Foreign Subsidiaries."

Major Dispositions

During 1999, the Company commenced negotiations to sell Aluprint and the sale of this subsidiary was completed in January 2000. In accordance with Mexican GAAP, the Company's consolidated financial statements have been restated to reflect the net assets and results of operations of this subsidiary as a discontinued operation.

In March 1999, the Company acquired a controlling interest in SCA. Under Mexican GAAP, the acquisition was accounted for as a purchase and the Company has consolidated the results of operations of SCA since March 1, 1999. For U.S. GAAP purposes, the acquisition of SCA would have been accounted for as a combination of companies under common control in a manner similar to a pooling of interests. No goodwill from the SCA acquisition would have been recorded under U.S. GAAP. Shares of the Company held by SCA are reflected as treasury stock under U.S. GAAP at cost. In February 2000, the Company sold 49% of its interest in SCA to ING and on June 22, 2001, the Company sold its remaining interest in SCA to ING.

In May 2001, the Company completed the sale of its packaging business. The financial statements of the Company, contained in this Annual Report, include both the packaging business and SCA. In accordance with Mexican GAAP, the Company's consolidated financial statements are restated to reflect the net assets and results of operations of these sold businesses as discontinued operations.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed a press release relating to the proposed sale by Savia of its interest in Seminis. For a description of the transaction and the related press release, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

Equity Interest in Subsidiaries

Savia is a holding company and operates through its subsidiaries. Savia's principal subsidiaries are Seminis, Bionova and Omega. Seminis and Bionova are publicly traded U.S. companies and Omega is a privately held Mexican company. Savia owns a majority interest in both Seminis and Bionova and Omega is a wholly owned subsidiary. As of December 31, 2002, Savia owned 63.4% of the shares of common stock of Seminis (not including the 37.7 million shares of common stock Savia would receive upon the exchange of its preferred stock as part of the consummation of the Contribution Agreement and the Seminis merger). As of December 31, 2002, Savia owned 76.6% of the outstanding shares of common stock of Bionova.

	Year Ended December 31,
SELECTED FINANCIAL DATA	1998	1999	2000	2001	2002	2002
	(Millions of constant December 31, 2002 pesos, except shares and per shares data)					(U.S. dollars in millions) (1)
Income Statement Data:
Mexican GAAP:
Net sales	8,918.1	9,379.5	8,541.2	7,405.0	6,587.0	635.7
Cost of sales	5,307.8	5,439.0	5,458.1	4,657.4	3,345.0	322.8
Gross margin	3,610.3	3,940.5	3,083.1	2,747.6	3,242.0	312.9

Operating expenses	3,873.9	4,112.2	4,061.4	3,331.1	2,867.0	276.7
Operating (loss) income	(263.6)	(171.8)	(978.3)	(583.5)	375.0	36.2

Severance and other termination costs			152.3	388.1
Comprehensive financing cost:
Financial expenses (2)	(988.3)	(2,070.4)	(1,577.9)	(940.7)	(423.0)	(40.8)
Financial income (3)	744.3	545.0	406.0	311.9	168.0	16.2
Exchange (loss) gain, net (4)	1,122.0	576.4	95.9	(110.5)	194.0	18.7
(Loss) gain on monetary position (5)	(1,624.4)	379.4	330.9	131.2	9.0	0.9
	(746.4)	(569.6)	(745.0)	(608.1)	(52.0)	(5.0)
Other (expenses), net (6)	(240.7)	(515.6)	(812.8)	(989.9)	(1,721.0)	(166.1)
Loss from continuing operations before provisions	(1,250.7)	(1,257.0)	(2,688.4)	(2,569.6)	(1,398.0)	(134.9)

Provisions for:
Income tax and asset tax	58.5	(112.1)	(633.7)	(635.5)	(40.0)	(3.9)
Employees' profit sharing	(0.1)	(0.1)	(2.3)	(0.1)
	58.3	(112.2)	(635.9)	(635.7)	(40.0)	(3.9)

Loss from continuing operations before extraordinary items	(1,192.4)	(1,369.2)	(3,324.3)	(3,205.2)	(1,438.0)	(138.8)

Other extraordinary items		(76.2)

Loss from continuing operations	(1,192.4)	(1,445.4)	(3,324.3)	(3,205.2)	(1,438.0)	(138.8)

Discontinued operations, net of income tax and employees' profit sharing:
Net income (loss) from discontinued operations	207.1	118.2	(2,073.8)	(734.0)
Gain (loss) on sale of subsidiaries			707.9	(33.0)	718.0	69.3
	207.1	118.2	(1,365.9)	(767.0)	718.0	69.3

Consolidated net income (loss)	(985.2)	(1,327.2)	(4,690.3)	(3,972.2)	(720.0)	(69.5)

Minority interest in:
Continuing operations	31.7	62.2	249.8	693.4	(70.0)	(6.8)
Discontinued operations (7)	(91.0)	(133.9)	1,071.8	310.8	10.0	1.0
	(59.4)	(71.7)	1,321.6	1,004.1	(60.0)	(5.8)

Net income (loss) corresponding to majority interest	(1,044.6)	(1,398.9)	(3,368.7)	(2,968.1)	(780.0)	(75.3)

	Year Ended December 31,
SELECTED FINANCIAL DATA	1998	1999	2000	2001	2002	2002
	(Millions of constant December 31, 2002 pesos, except shares and per shares data)					(U.S. dollars in millions) (1)
Earnings (loss) per share applicable to majority interest, in Mexican pesos:
Continuing operations	(2.52)	(2.95)	(6.55)	(5.43)	(3.25)	(0.31)
Discontinued operations	0.25	(0.03)	(0.63)	(0.99)	1.57	0.15
Net Income (loss) per share	(2.27)	(2.98)	(7.18)	(6.42)	(1.68)	(0.16)

Weighted average number of common shares outstanding (8)	460,228.0	468,889.1	469,202.1	462,634.2	463,752.0

Income statement data :
U.S. GAAP:
Loss from continuing operations	(1.063.7)	(699.2)	(2,014.0)	(4,527.3)	(1,345.0)	(129.8)
Income from discontinued operations	229.8	198.1	3529.0	5,263.3	728.3	70.3
Net income (loss)	(833.9)	(501.1)	1,515.0	736.0	(616.7)	(59.5)

Basic and diluted earnings per share from :
Continuing operations	(2.3)	(1.5)	(4.5)	(9.8)	(2.9)	(0.3)
Discontinued operations	0.5	0.4	7.8	11.4	1.6	0.2

Balance Sheet data (at end of period):
Mexican GAAP:
Assets
Current assets	14,217.3	9,724.3	9,012.7	7,364.0	6,947.0	670.5
Property, plant and equipment, net	5,119.1	3,997.1	3,678.1	3,017.0	2,730.0	263.5
Net Investments in discontinued operations	3,461.1	19,195.7	14,850.9	0.0	0.0	0.0
Other assets	4,321.0	4,885.2	3,946.2	2,099.0	808.0	78.0

Total assets	27,118.5	37,802.3	31,488.0	12,480.0	10,485.0	1,011.9

Goodwill	4,931.6	5,850.1	4,769.6	3,714.0	3,555.0	343.1

Total assets	32,050.1	43,652.5	36,257.5	16,194.0	14,040.0	1,355.0

Liabilities and Stockholders' Equity
Short-term debt	1,337.0	1,863.3	9,754.9	4,177.0	3,742.0	361.2
Long-term debt	5,713.8	10,920.5	593.6	203.0	168.0	16.2

Capital stock	1,599.7	1,600.0	1,599.9	1,600.0	1,600.0	154.4
Majority stockholders 'equity	20,639.7	19,096.6	13,508.6	8,491.0	7,360.0	710.3
Minority stockholders' equity	2,178.1	5,908.3	8,426.2	703.0	936.0	90.3
Total stockholders' equity	22,817.9	25,004.9	21,934.9	9,194.0	8,296.0	800.7

U.S. GAAP:
Total assets	43.084.7	38,917.6	30,559.2	14,596.1	13,485.2	1,301.5
Total stockholders' equity	19.067.1	10,856.6	7,665.2	8,047.9	7,525.2	726.3

_________________________
  Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.3613 per U.S. $1.00, the exchange rate in effect on December 31, 2002, as published by Banco de México.
  Consists primarily of interest expense on borrowed funds.
  Includes interest and dividends earned on cash, temporary investments and loans to related companies, appreciation or depreciation of marketable securities.
  Assets and liabilities denominated in foreign currencies are stated in pesos at the closing rate of exchange. Exchange differences are recorded in results of operations.
  The gain on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary assets or liabilities during the period.
  Other income (expenses) - net included amortization of goodwill of Ps.336, Ps. 508, Ps. 608, Ps. 832, and Ps. 318 in 1998, 1999, 2000, 2001 and 2002, respectively.
  Income (loss) from discontinued operations include the following results of operations:

  1998: 12 months of our packaging segment
  1999: 12 months of our packaging segment and 10 months of our insurance segment
  2000: The entire year of our packaging and insurance segment
  2001: 4 months of our packaging segment and 6 months of our insurance segment
  2002: Cancellation of reserve related to the divestiture of Empaq's subsidiaries
  Net income per share is based on the weighted average number of shares outstanding during each period.

Note: Up until December 31, 1998, the results of operations of Seminis were consolidated by the Company with a three month lag. Effective January 1, 1999, the Company elected to eliminate the lag period and consolidate the results of operations of Seminis concurrent with those of its other operations. The results of operations for the last calendar quarter of 1998 for Seminis was recorded directly into the stockholder's equity of the Company.

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the offer and use of proceeds

Not Applicable.

D. Risk Factors

Our business operations and financial condition are subject to various risks. This section is a summary of certain material factors that may affect our business.

Savia

Going Concern

The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2002, the Company incurred consolidated loss of Ps720 million (Ps3,972 million in 2001), (b) at December 31, 2002 current liabilities included bank loans of Ps2,328 million (equivalent to US$224.7 million) contracted by Seminis, Inc., the principal subsidiary, which mature on December 31, 2003, and have therefore been classified as current, (c) Bionova Holding Corp., another foreign subsidiary, whose total assets amounted to Ps815 million at December 31, 2002, has incurred significant losses from operations and operating cash flow deficiencies during the three years in the period ended December 31, 2002, and (d) at December 31, 2002 current liabilities include a syndicated loan contracted by Savia amounting to Ps883 million (equivalent to US$85 million), which matured on December 6, 2002; at the date of issuance of these financial statements, the Company is negotiating with its bank creditors a proposal to restructure such syndicated loan. In the event this debt restructuring process is not concluded satisfactorily, the Company will require to secure alternative sources of financing in order to deal with the resulting effects on its financial position and results of operations. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

Financial Condition; Ability to Repay Indebtedness

On June 27, 2001, the Company successfully completed negotiations with its creditors and entered into a Restructuring Agreement covering all of its outstanding Holding Company (unconsolidated) indebtedness -- the Equity Swaps, the Savia Bank Debt, and the Affiliate Notes. The Company used the available net proceeds from the sale of its interest in SCA and funds from Empaq to repay approximately $300 million of this indebtedness, and as of June 30, 2001, after giving effect to such repayment, the Company (excluding the debt of Savia to Empaq, its subsidiaries, Seminis and Bionova) had approximately $86 million of Restructured Debt.

Under the terms of the Restructuring Agreement: (i) the Company's obligations are secured by a pledge of the shares of Class C preferred stock of Seminis held by the Company and an additional capital contribution by the Company in Seminis; (ii) the maturity date of this indebtedness was October 31, 2002; (iii) there are no scheduled payments of principal or interest (except a single interest payment on July 31, 2002 with respect to the immediately preceding three month period); and (iv) payments of principal and interest will, subject to certain exceptions to provide additional funds to support investments in the businesses of the Company, be required to be made upon the sale of assets or the issuance of equity or debt securities by the Company.

Restructured Debt Settlement Agreement

On May 20, 2003, Savia executed a Debt Settlement Agreement that (i) extended the maturity date of the Restructured Debt until September 30, 2003, (ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions which include: (a) the sale of 78.3 million Seminis shares (including 37.7 million Seminis shares to be received by Savia under the Exchange Agreement) for $266 million, and after the repayment of the Restructured Debt, Savia will retain approximately $15.0 million and pay a cash dividend of $251.2 million, equivalent to $0.5338 per share, (b) Savia's receipt of $50.2 million from an affiliate, which combined with the approximately $15.0 million Savia will retain, will enable Savia to make the fixed payment of $65.2 million as repayment of the Restructured Debt and (c) the sale of 66.8 million Savia shares owned by a trust for the benefit of Savia to an affiliate.

Contribution Agreement - Conditions to Closing

On May 30, 2003, Savia, Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo, Mexican SPC and the continuing stockholders entered into the Contribution Agreement with Seminis Acquisition. Pursuant to the terms of the Contribution Agreement, Savia has agreed to contribute to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock (including the shares being exchanged under the Exchange Agreement) in exchange for membership interests in Seminis Acquisition. Seminis Acquisition will sell its shares of Seminis common stock for $3.40 per share in cash following the merger and distribute to Savia aggregate cash proceeds of approximately $266.2 million.

If the Contribution Agreement and related transactions, including the merger, are not consummated by September 30, 2003, the Company will be in default under the Debt Settlement Agreement. There can be no assurance that the sale of Seminis contemplated under the Contribution Agreement will be completed by September 30, 2003. For a description of the conditions to the Contribution Agreement and related transactions, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

Potential Significant Reduction in Business Operations - Absence of Profitability

If the Contribution Agreement and related transactions, including the merger, are consummated, the Company will no longer have any interest in Seminis, except, for a minimal interest in the case of the remote event described above under "Introduction - Sale of Seminis - Contribution Agreement", and its only remaining principal subsidiaries will be Bionova and Omega.

Bionova has incurred significant losses from operations in every year of its existence from 1996 through 2002 and has incurred operating cash flow deficiencies for each of the three years in the period ended December 31, 2002. The report of the independent accountants of Bionova with respect to the financial statements presented within Bionova's annual report on Form 10-K for the fiscal year ended December 31, 2002, concludes that Bionova might not be able to continue as a going concern. For a description of Bionova's risk factors, see "ITEM 3- Risk Factors - Bionova." Omega is a real estate business in its initial stage and had revenues of 197 million pesos in 2002 and 178 million pesos in 2001.

Holding Company; Prohibition on Dividends and Distributions from Subsidiaries, Structured Subordination

The Company is a holding company and its only material assets are its equity interests in its majority-owned subsidiaries and its wholly-owned subsidiary, Omega. As a holding company, the Company has no source of income or cash flow other than dividends and distributions from its subsidiaries. The principal subsidiaries of the Company are Seminis, Bionova and Omega. Each of Seminis and Bionova has minority shareholders. The common stock of Seminis is publicly traded on NASDAQ-SNMS and of Bionova is publicly traded on the American Stock Exchange ("AMEX")-BVA.

Since Bionova and Seminis are not wholly-owned subsidiaries of the Company, the Company will only be entitled to its share of any dividends or other distributions from these subsidiaries, and under the existing Seminis loan agreement, Seminis is prohibited from paying dividends or making any other distributions to its shareholders.

The Company's ability to make payments of principal of, and to pay interest on, its indebtedness and to satisfy its other obligations will depend upon its ability to sell assets. The value of the Company's assets and its ability to refinance its indebtedness will depend upon the future performance of its subsidiaries, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond the Company's or such subsidiaries' control. For a description of the Company's ability to repay indebtedness, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

Tax Risk

There is no assurance that the Mexican tax authorities will not review previous tax returns filed or tax returns that will be filed in future periods.

Collateralization of Savia Shares

Pulsar Internacional and its affiliates (the "Pulsar Group"), based upon their ownership of shares of Common Stock of the Company, may be deemed to control the Company. Certain of these shares are collateralized to secure loans by the Pulsar Group, which indebtedness is in default. The Company has been advised by the Pulsar Group that it is in the process of restructuring its indebtedness.

Exchange Rate Risk

If the peso devalues, it will be more difficult for the Company. In the past, the value of the peso has been subject to significant fluctuations with respect to the dollar and may be subject to significant fluctuations in the future. In 1994, the value of the peso declined by 60.8% against the dollar, from Ps. 3.11 at December 31, 1993 to Ps. 5 at December 31, 1994. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% to Ps. 7.88 per dollar. In 1997, the peso weakened to Ps. 8.06 per dollar at December 31, 1997, a 2.5% decrease in value relative to the dollar compared to December 31, 1996.

The following table sets forth, for the periods indicated, the period-end, average, high and low Free Market Rate for the purchase of dollars, expressed in pesos per dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year Ended December 31,	Free Market Rate[1]
	Period End	Average[2]	High	Low

1998	9.896	9.241	10.193	8.464
1999	9.499	9.557	10.154	9.245
2000	9.599	9.468	9.824	9.199
2001	9.169	9.335	9.683	9.090
2002	10.361	9.741	10.361	9.024
JUNE 20, 2003	10.486	10.620	11.033	10.321

___________________
1 Source: Banco de México.
2 Average of month-end rates.

The peso/dollar exchange rate was at times volatile during 1998, largely due to the effects of the economic crisis in developing countries other than Mexico. The peso depreciated 22.7% from Ps. 8.07 per dollar to Ps. 9.90 per dollar. In 1999, the peso strengthened to Ps. 9.50 per dollar at December 31, 1999. In 2000, the peso maintained its relative parity with the dollar and traded at Ps. 9.60 per dollar at December 31, 2000. During 2001, the peso strengthened 4.48% compared to 2000, to Ps. 9.17 per dollar. During the first quarter of 2002 the peso remained strong, but the depreciation of the dollar in comparison to the euro, the weakness of the U.S. economy and uncertainty about the U.S. conflict with Iraq bolstered the value of the peso, starting a 13.0% depreciation process that resulted in Ps. 10.361 per dollar at year end. Once the U.S. conflict with Iraq deintensified, the peso rebounded to Ps. 10.321 per dollar of June 20, 2003. The Company cannot provide assurance that the peso will not depreciate in value relative to the dollar in the future.

Dividend Risk

Under the Company's By-Laws and Mexican law, the annual net income of the Company, according to its audited financial statements, is applied as follows: first, an amount equivalent to at least 5% of net income is allocated to build a legal reserve until such reserve is equal to 20% of the nominal capital stock of the Company; and second, additional amounts may be allocated to other reserve funds or distributed as dividends.

The declaration, amount and payment of dividends are determined by majority vote of the holders of A Shares at the annual ordinary stockholders' meeting, generally on the recommendation of the Board of Directors, and depends on the Company's results of operations, financial condition, cash requirements, the ability of the Company's subsidiaries to pay cash dividends to the Company, future prospects and other factors deemed relevant by the holders of the A Shares. The Company did not pay any cash dividends from 1998 to 2002, and under the restructuring agreement it is prohibited from paying dividends or making other distributions to its shareholders.

Risks of Doing Business in Mexico.

Savia's subsidiaries, Seminis and Bionova comprise approximately 95% of Savia's revenues. Seminis and Bionova are U.S. companies. Seminis' business is worldwide with sales in over 150 countries. Bionova's principal markets are the U.S. and Canada and Omega operates solely in Mexico. For the year ended December 31, 2002, Savia had 7% of total sales in pesos and the remaining 93% in other foreign currencies.

Mexico has experienced political changes and economic fluctuations in recent years. This instability affects Mexico's business and investment climate. As a Mexican company, the political and economic environment in Mexico has a significant impact on the Company's financial condition.

The political events taking place in Mexico may affect the Mexican economy in such a way as to adversely affect Mexican securities, including the Company's securities. In July 2000, presidential and congressional elections took place, and for the first time in 70 years, a new party controls the presidency. In December 2000, Vicente Fox Quesada, a member of the National Action Party (Partido Acción Nacional), was inaugurated as President. Although Mr. Fox's party has governed several Mexican states and municipalities, it has not previously governed on a national level. In the past, some transfers of power after presidential elections in Mexico have been accompanied by economic deterioration. The Company is unable to predict the impact that Mr. Fox's administration will have on the Mexican economy.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past often have not fully achieved their objectives, and the Company cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, the Company cannot determine what effect these plans or their implementations will have on the Mexican economy or on the Company's subsidiaries' businesses. Future Mexican governmental actions could have a significant effect on Mexican companies, including ours, and market conditions.

Seminis

As used in the Seminis Risk Factors Section, unless the context otherwise requires, the terms "Seminis," "the Company", "we," "our" and "us" refer to Seminis, Inc. and its consolidated subsidiaries.

Readers should be aware that there are various risk factors including, but not limited to, those set forth below:

  As of December 31, 2002, we had not completed a refinancing transaction in order to pay the remaining balance of $224.7 million. The lenders agreed to temporarily extend the term of the credit facility and in January 2003, a formal amendment was executed. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of December 31, 2002 to December 31, 2003, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings and revised covenant obligations. Interim principal obligations under the amendment included $3.0 million and $9.5 million due in the third and fourth quarters of fiscal year 2003, respectively. The remaining outstanding amount totaling $212.2 million will be due in the first quarter of fiscal year 2004. Upon receipt of the amended credit agreement, long-term portions of borrowings were reclassified from current liabilities to long-term debt as of September 30, 2002. Whereas we have met our obligations as well as covenant requirements under the amended credit facility through September 30, 2002, we must successfully execute a refinancing plan prior to December 31, 2003 in order to meet the final maturity of the facility. We will continue to pursue a refinancing plan, which may include negotiation of a new credit facility, and/or placement of new debt securities; however, there can be no assurances that we will be able to successfully complete the refinancing. Additionally, there can be no assurances that the Fox Paine transaction will be consummated. Failure to comply with existing covenants which would make the Syndicated debt callable or our inability to obtain adequate financing with reasonable terms prior to December 31, 2003 could have a material adverse impact on our business, results of operations or financial condition.

  The Company is currently restricted from any additional borrowings under its Syndicated credit facility. As of November 2000, Seminis' parent company suspended advancing funds to the Company.
  Savia owns approximately 63.4% of the Company's outstanding common stock and controls 78.9% of the vote of its common stock. Accordingly, Savia controls the Company and has the power to approve all actions requiring the approval of our stockholders, including the power to elect all of its directors. Therefore, Savia effectively controls our management.
  A new management team has been in place as of August 2000. The Company's ability to generate operating profits and cash flows will be dependent on their successful implementation of the Company's strategic initiatives including, but not limited to, the Global Restructuring and Optimization Plan.
  The Company continues to invest in research and development in order to enable us to identify and develop new products to meet consumer demands. In fiscal year 2002, our investment in research and development represented 9.8% of net sales. Despite investments in this area, our research and development may not result in the discovery or successful development of new products, which will be accepted by our customers.
  The Company may have the inability to protect its intellectual property due to the uncertainty of litigation and the ineffectiveness of the laws in some of the countries that the Company currently has operations, which could have a material adverse effect on our business, results of operations or financial condition.
  A change in United States law protecting plant patents could take away patent protection for the Company's patented seeds, which could have a material adverse effect on our business, results of operations or financial condition.
  The Company faces substantial competition due to technological advances by competitors such as other seed companies, pharmaceutical and chemical companies and biotechnology companies. Many of these companies have substantially greater resources than we. If a competitor introduces a competitively successful product, it could take years to develop a competitive seed variety, which could have a material adverse effect on our business, results of operations or financial condition.
  The Company's failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of seeds, which could have a material adverse effect on our business, results of operations or financial condition.

  Extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of seeds produced. There can be no assurance that these factors will not affect a substantial portion of the Company's production in any year and have a material adverse effect on our business, results of operations or financial condition.
  Defective seeds could result in warranty claims and negative publicity and the insurance covering warranty claims may become unavailable or be inadequate which could have a material adverse effect on our business, results of operations or financial condition.

Bionova

As used in the Bionova Risk Factors Section, unless the context otherwise requires, the terms "Bionova," "Bionova Holding" and the "Company" refers to Bionova Holding Corporation.

Risks Relating to our Financial Condition

We may not have enough cash to maintain our operations during the upcoming months.

Our fresh produce business requires cash to harvest crops that have been planted and to make advances to growers for crops to be planted in the next season. Our produce business does not have cash reserves, so it depends on continued sales revenues and bank borrowings to generate the required cash to support these needs. If sales revenues are below projected levels during the second quarter of 2003 (which might be caused by low production volumes, lower than forecast customer demand for the Company's vine sweet mini pepper, or low commodity prices), or if the lender to the distribution companies does not continue to provide financing, the produce business will not have sufficient cash to maintain its operations. In that event, the produce business would be required to curtail or possibly even to suspend its operations and to make other expense reductions.

We may continue to sustain losses and accumulate deficits in the future.

We have sustained losses in every year of our existence from 1996 through 2002. As of December 31, 2002 our accumulated deficit was $213.9 million. For the year ended December 31, 2002, we had a net loss of $20.4 million. The factors that caused these losses, including factors described in this section, may continue to limit our ability to make a profit in the future.

We will need additional financing to achieve our growth objectives, which could hurt our financial condition.

We will need additional capital to meet our growth objectives and working capital requirements. Our projected cash flows from operations and existing capital resources, including our existing credit lines, may not be sufficient. Therefore, our ability to pursue these objectives may depend on our ability to obtain additional capital, which could cause us to incur additional debt or issue additional equity securities. We cannot assure you that additional capital will be available on satisfactory terms, if at all, and, as a result, we may be restricted in our pursuit of future growth strategies.

Our leveraged position could cause us to be unable to meet our capital needs, which could hurt our financial condition.

At December 31, 2002 we had a working capital deficit of $86.6 million and a stockholders deficit of $42.3 million. We had $9.8 million of debt with banks and $96.9 million of debt with Savia and Savia's subsidiaries. This level of indebtedness may pose substantial risks to our company and to our stockholders, including the possibility that we may not generate sufficient cash flow to pay our outstanding debts. Our level of indebtedness may also adversely affect our ability to incur additional indebtedness and finance our future operations and capital needs, which may limit our ability to pursue other business opportunities.

If we do not meet our debt covenants, we may not have sufficient funds to continue operations.

Our U.S. distributing companies have bank debt which require that they achieve certain levels of financial performance and that Savia complete the restructuring of its bank debt by March 31, 2003. Bionova has reached an understanding with the bank whereby the bank will grant Savia an extension to complete Savia's restructuring beyond the March 31, 2003 date. While Savia believes it has reached a verbal understanding with its creditors and expects to move ahead with documentation to solidify and agreement, the restructuring is not yet complete. Any failure to meet these covenants could result in an event of default and the calling in of these loan facilities. If such an event were to occur, it would significantly affect the current and future operations and financial performance of the Company and possibly even require that we shut down all operations. For a discussion of Savia's debt restructure plan, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

Risks Relating to our Farming and Distribution Business

Bad weather and crop disease can affect the amount of produce we can grow, which can decrease our revenues and profitability.

Weather conditions greatly affect the amount of fresh produce we bring to market, and, accordingly, the prices we receive for our produce. Storms, frosts, droughts, and particularly floods, can destroy a crop and less severe weather conditions, such as excess precipitation, cold weather and heat, can kill or damage significant portions of a crop. Crop disease and pestilence can be unpredictable and can have a devastating effect on our crops, rendering them unsalable and resulting in the loss of all or a portion of the crop for that harvest season. Even when only a portion of our crops are damaged, the profits we could have made on the crop will be severely affected because the costs to plant and cultivate the entire crop will have been incurred although we may experience low yields or may only be able to sell a portion of our crop.

Labor shortages and union activity can affect our ability to hire workers to harvest and distribute our crops, which can hurt our financial condition.

The production of fresh produce is heavily dependent upon the availability of a large labor force to harvest crops. The turnover rate among the labor force is high due to the strenuous work, long hours, necessary relocation and relatively low pay. If it becomes necessary to pay more to attract labor to farm work, our labor costs will increase.

The Mexican farm work force retained by ABSA is unionized. If the union attempts to disrupt production and is successful on a large scale, labor costs will likely increase and work stoppages may be encountered, which would be particularly damaging in our industry where harvesting crops at peak times and getting them to market on a timely basis is critical. The majority of fresh produce is shipped by truck. In the United States and in Mexico, the trucking industry is largely unionized and therefore susceptible to labor disturbances. As a result, delivery delays caused by labor disturbances in the trucking industry or any other reason could limit our ability to get fresh produce to market before it spoils.

ABSA's reliance on leases and production associations could result in increased costs, which could adversely affect our financial results .

ABSA relies on agricultural land leased from others, production associations with other growers, and contract production with third party growers for a large part of its supply. The average term of the land leases is two years and we expect to renew most of these land leases as they expire. If the other parties to these leases were to choose not to renew their agreements with ABSA, ABSA would be required to locate alternate sources of supply and/or land or, in some cases, to pay increased rents for land. In addition to increased rental rates, increases in land costs could result from increases in water charges, property taxes and related expenses. Production associations and contract production with third party growers are generally arranged three to six months prior to each growing season. The provisions of the contracts with these growers may change from year to year, which can affect the amount of supply, the prices of the produce, and the cost and profit sharing arrangements among the parties. If these other growers choose not to renew their contracts, ABSA would be required to locate alternate sources of supply, which may or may not be available.

Legal limitations could affect our ownership of rural land in Mexico, which could decrease our supply of produce causing a decrease in our revenues and profitability.

ABSA owns a substantial amount of rural land in Mexico, which it uses to grow fresh fruits and vegetables. Historically, the ownership of rural land in Mexico has been subject to legal limitations and claims by residents of rural communities, which in some cases could lead to the owner being forced to surrender its land. ABSA has been involved in land dispute proceedings as part of its ordinary course of business. ABSA has never lost any money in these land disputes, but if ABSA were ever required to surrender any of its land, the volume of fresh fruits and vegetables it produces would decline and adversely affect our profitability.

Risks Relating to our International Operations

Currency fluctuations and inflation can increase the cost of our products in the United States and abroad, which decreases our revenues and profitability.

While currency exchange rates in Mexico have been relatively stable over the past three years, previous history has shown that these rates can be highly volatile. For example, in December 1994, the Mexican government announced its intention to float the Mexican peso against the United States dollar and, as a result, the peso devalued over 40% relative to the dollar during that month. Exchange rate fluctuations impact our subsidiaries' businesses. If the value of the peso decreases relative to the value of the dollar, then (i) imports of produce into Mexico for distribution become more expensive in peso terms and therefore more difficult to sell in the Mexican market; and (ii) inflation that generally accompanies reductions in the value of the peso reduces the purchasing power of Mexican consumers, which reduces the demand for all products including produce and, in particular, imported, branded or other premium-quality produce. Conversely, if the value of the peso increases relative to the value of the dollar, Mexican production costs increase in dollar terms, which results in lower margins or higher prices with respect to produce grown in Mexico and sold in the United States and Canada.

Volatile interest rates in Mexico can increase our capital costs.

Historically, interest rates in Mexico have been volatile, particularly in times of economic unrest and uncertainty. High interest rates restrict the availability and raise the cost of capital for our Mexican subsidiaries and for growers and other Mexican parties with whom we do business, both for borrowings denominated in pesos and for borrowings denominated in dollars. Costs of operations for our Mexican subsidiaries are higher as a result.

Trade disputes between the United States and Mexico can result in tariffs, quotas and bans on imports, including our products, which can hurt our financial condition.

Despite the enactment of the North American Free Trade Agreement, Mexico and the United States from time to time are involved in trade disputes. The United States has, on occasion, imposed tariffs, quotas, and importation bans on products produced in Mexico. U.S. tomato growers have brought dumping claims against Mexican tomato growers and may do so again. Because some of our subsidiaries produce products in Mexico, which we sell in the United States, such actions, if taken, could adversely affect our business.

General Business Risks

Savia and Ag-Biotech Capital, LLC have substantial control over the Company and can affect virtually all decisions made by its stockholders and directors.

Ag-Biotech Capital, LLC beneficially owns 18,076,839 shares of our common stock accounting for 78.9% of all outstanding shares. As a result, Ag-Biotech Capital, LLC has the requisite voting power to significantly affect virtually all decisions made by the Company and its stockholders, including the power to elect all directors and to block corporate actions such as an amendment to most provisions of the Company's certificate of incorporation. This ownership and management structure will inhibit the taking of any action by the Company that is not acceptable to Ag-Biotech Capital, LLC.

We may incur significant liability as a result of stockholder lawsuits.

The Company and its subsidiary, DNA Plant Technology Corporation, a Delaware Corporation ("DNAP"), have been sued in several lawsuits relating to the 1996 merger transaction in which DNAP became a subsidiary of the Company. In those lawsuits, the former preferred stockholders of DNAP alleged they should have received much more consideration for their shares in the merger than they did. One of these cases is still pending. If the Company is ultimately found to be liable in this case, the value of the potential judgment could be far more than the Company could afford to pay.

We may not be able to adapt our management information systems and controls to keep pace with our future business strategy, which could hurt our financial condition.

The realization of our business strategy depends on, among other things, our ability to adapt management information systems and controls and to hire, train and retain qualified employees to allow these operations to be effectively managed. The geographic separation of our subsidiaries' operations exacerbates these issues.

We are not in compliance with the listing standards of the American Stock Exchange.

Our common stock is listed on the American Stock Exchange. On September 9, 2002, the American Stock Exchange advised us of its intent to file an application to delist our common stock from the exchange. We have submitted a plan to the exchange to come back into compliance by June 30, 2003, which the exchange has accepted. However, our listing is being continually subjected to this extension and is still under review by the exchange staff. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards could result in the Company being delisted from the exchange.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed in this section and otherwise in this report.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

SUMMARY OF BUSINESS

Savia, S.A. de C.V. is a corporation (sociedad anónima de capital variable) incorporated in 1971 and organized under the laws of the United Mexican States ("Mexico"). The Company's principal office is located at Río Sena 500 Pte. Colonia del Valle, San Pedro Garza Garcia, N.L., C.P. 66220, Mexico. Its telephone number is (52-81) 8173-5500 and its internet address is http://www.savia.com.mx. The Company is a holding company and its only material assets are its equity interests in its subsidiaries. As a holding company, the Company has no source of income or cash flow other than dividends, distributions from its subsidiaries and income received from the divestiture of the Company's fixed assets or net investments. Savia's principal subsidiaries focus on agrotechnology and real estate.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed a press release relating to the proposed sale by Savia of its interest in Seminis. For a description of the transaction and the related press release, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

As of December 2002, the Company operates its agrotechnology businesses through its subsidiaries in the U.S. and other countries throughout the world and its real estate business through its subsidiaries in Mexico. Savia has three main operating subsidiaries: Seminis, Inc., a Delaware corporation, Bionova Holding Corporation, a Delaware corporation and Desarrollo Inmobiliario Omega S.A. de C.V., a limited liability variable capital corporation incorporated under the laws of Mexico. Seminis, with its corporate offices in California, is the leading worldwide developer, producer and marketer of fruit and vegetable seeds. Bionova, with its corporate offices in California, grows, distributes and markets fresh produce in Canada and the U.S. The businesses conducted by Seminis, Bionova and their respective subsidiaries are referred to collectively herein as the "agrotechnology" business. Omega develops and sells land for high income residential communities in the metropolitan area of Monterrey, N.L., Mexico.

Both Bionova and Seminis are publicly traded in the United States; Bionova's common stock is traded on AMEX and Seminis' Class A common stock is traded on NASDAQ. As of December 31, 2002, the Company owned approximately 76.6% of the common stock of Bionova and 63.4% of the common stock of Seminis (controlling 78.9% of the vote).

On May 4, 2001, the Company completed the sale of its packaging business, through the sale of three Empaq subsidiaries and on June 22, 2001, the Company completed the sale of its remaining interest in SCA to ING.

The following tables set forth certain consolidated and segmented financial information of Savia prepared in accordance with Mexican GAAP:

Consolidated:
	2000	2001	2002
	(Millions of Constant December 31, 2002 Pesos)
Net Sales (1)	8,541	7,405	6,587
Operating (Loss) Income (1)	(978)	(583)	375
Total Assets	36,258	16,194	14,040
Total Liabilities	14,323	7,000	5,744
Total Stockholders' Equity	21,935	9,194	8,296
Total Majority Interest	13,509	8,491	7,360

Segmented:
	Agrotechnology				Other Agrobusiness		Real Estate		Other
	Bionova		Seminis				Omega
	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
Revenues from Unaffiliated Customers (1)	Ps. 2,177	Ps. 1,366	Ps. 4,752	Ps. 4,727	Ps. 169	Ps. 83	Ps. 178	Ps. 197	Ps. 129	Ps. 214
Operating (Loss) Income (1)	(Ps. 56)	(Ps. 95)	(Ps. 94)	Ps. 668	(Ps. 140)	(Ps. 66)	Ps. 45	Ps. 8	(Ps. 338)	(Ps. 140)

________________

(1) During 2001, Savia sold its interest in SCA and Empaq sold its interest in its main operating subsidiaries. As a result, the consolidated financial data of Savia which is presented in accordance with Mexican GAAP does not include the operating results of SCA and Empaq's subsidiaries because they are treated for accounting purposes as a "discontinued operation."

Company Revenues by Geographic Region

Revenue information on the Company's operations by geographic area as of and for the years ended December 31, 2000, 2001 and 2002 is summarized below:
	Agrotechnology
	Seminis	Bionova	Other Agrobusinesses	Other Businesses	Consolidated
2000
Mexico	Ps. 266	Ps. 1,083	Ps. 291	Ps. 641	Ps. 2,281
United States	1,513	936			2,449
Canada		412			412
Italy	440				440
Spain	297				297
South Korea	664				664
Other foreign	1,998				1,998
Total	Ps. 5,178	Ps. 2,431	Ps. 291	Ps. 641	Ps. 8,541
2001
Mexico	Ps. 302	Ps. 902	Ps. 169	Ps. 307	Ps. 1,680
United States	1,478	818			2,296
Canada		457			457
Italy	404				404
Spain	279				279
South Korea	567				567
Other foreign	1,722				1,722
Total	Ps. 4,752	Ps. 2,177	Ps. 169	Ps. 307	Ps. 7,405
2002
Mexico	Ps. 291	Ps. 102	Ps. 83	Ps. 411	Ps. 887
United States	1,493	686			2,179
Canada		578			578
Italy	406				406
Spain	295				295
South Korea	472				472
Other foreign	1,770				1,770
Total	Ps. 4,727	Ps. 1,366	Ps. 83	Ps. 411	Ps. 6,587

B. Business Overview

AGROTECHNOLOGY

Seminis

As used in the Seminis Business Overview Section, unless the context otherwise requires, the terms "Seminis," "we," "our" and "us" refer to Seminis, Inc. and its consolidated subsidiaries. Due to the seasonality and the natural operating cycle of Seminis' business, the fiscal year end for Seminis and its subsidiaries is September 30.

We are the leading worldwide developer, producer and marketer of vegetable and fruit seeds. We produce more than 60 species and 4,000 vegetable and fruit seed products (which do not include tree and citrus fruits). We market our seeds through four full-line brands - Seminis, Asgrow, Petoseed and Royal Sluis - and five specialty and regional brands. Our 2002 net seed sales represented approximately 19% of the estimated $2.3 billion worldwide market for vegetable and fruit seeds (excluding tree and citrus fruits) in 2002.

Since our formation in 1994, we have built a global presence through a series of 10 acquisitions. Through these acquisitions, we were able to gain access to or ownership of key technologies, patents and collections of accumulated plant characteristics to add developed and proven products to our portfolio and to enter new and established markets.

We use seeds as the delivery vehicle for innovative agricultural technology. We develop seeds designed to reduce the need for chemicals, increase crop yield, reduce spoilage, offer longer shelf life, create better tasting foods and provide better nutritional value for consumers. We have what we believe is the largest vegetable and fruit germplasm bank in the world. Our germplasm bank contains the genetic information contained in our seeds that captures the characteristics of vegetables and fruits grown from these seeds. This accumulated bank of seed characteristics is our key strategic asset and has been developed through decades of cross-breeding to develop seeds known as hybrids, that produce plants with enhanced characteristics.

We are creating the foundation to capture value at all steps of the vegetable and fruit production and distribution chain: growers, distributors, processors and retailers. Our strategy is to capture value by marketing premium-priced seeds with quantifiable benefits and superior traits directly to the parties along the distribution chain who are able to derive the most value from these seeds. This value creation and capture strategy, from grower to processor, has been successfully implemented by others in the field crop industry, in crops such as corn, soy and cotton. In April 2001, we became the first vegetable and fruit seed provider to employ this value capture strategy at the grower level through increased prices for our seeds.

We have established a worldwide presence and global distribution system. We market seeds in over 150 countries, have 48 research and development facilities in 17 countries and territories and production sites in over 25 countries. Our worldwide presence allows us to remain close to local markets around the world, adapt our products to distinct, local microclimates and meet the preferences of local consumers.

We were incorporated in 1999 under Delaware law and we are the successor to an Illinois corporation, Seminis, Inc., organized in 1994. Our principal executive offices are located at 2700 Camino del Sol, Oxnard, CA 93030-7967, telephone (805) 647-1572. Our internet address is www.seminis.com.

INDUSTRY OVERVIEW

Global Demand

We believe a fundamental driver to the increase in demand for vegetables and fruits is global population growth. The United Nations projects that the world population will increase from 6.2 billion people in 2002 to 7.2 billion people in 2015. In developing countries, which will experience much of the growth, vegetable and fruit consumption increased 162% from 1980 to 1999. During the same period, worldwide consumption of vegetables and fruits increased 100%. As the global demand for vegetables and fruits increases, the demand for seeds to grow these crops is expected to increase as well. Worldwide vegetable seed revenues are projected to grow at a 4.8% compounded annual growth rate from 2002 through 2006.

The health and nutritional benefits that fruits and vegetables offer further drive the demand for these products. Vegetables and fruits are valuable in meeting basic nutritional needs and in preventing disease. Vegetables and fruits have very little fat, are low in calories and contain vitamins and other nutritional components. It is believed that diets high in vegetables and fruits can protect against the risk of cardiovascular disease, stroke, diabetes, iron-deficiency anemia and cataracts and significantly reduce the risk of cancer. Vegetable and fruit consumption has grown at a 3.8% compounded annual growth rate from 1980 to 1999, and we expect the demand for vegetables and fruits to continue to increase as consumers become more concerned with their own health and aware of the health and nutritional benefits of vegetables and fruits.

Hybridization

The development of seed crops takes place in several steps. The process begins with trait selection, or the procedure of choosing plants which bear desirable characteristics such as high yield, nutritional content, flavor, size or natural resistance to a certain disease. Trait selection requires an extensive pool of germplasm and significant research and development.

Seed companies produce both hybrid and open-pollinated seed. Open-pollinated seeds are pollinated by natural means and produce progeny with no significant genetic variation. These types of seeds maintain traits indigenous to a specific parent line. In contrast, hybrid seeds are the first generation progeny of two genetically different parent lines. The progeny possess genetic characteristics of the parent lines and also contain enhanced performance characteristics superior to the parent lines, such as longer shelf life, better taste, and disease resistance. Second generation seed produced by a hybrid, however, does not inherit the enhanced performance characteristics of its hybrid parent. Therefore, hybrid crop growers generally purchase their seasonal seed requirements from seed companies in order to maintain the benefits of hybridization. In fiscal year 2002, 80% of our net seed sales were hybrid seeds.

Because growers can realize increased yields and enhanced performance from hybrid seeds and because seed companies are the only source of hybrid seeds, seed companies can demand a premium for the hybrid seeds they produce. Virtually all vegetable seeds planted in the United States and Europe are hybrids. Moreover, developing countries are beginning to recognize the value of hybrids (high yields and disease resistance) and are beginning to plant hybrid seed as opposed to open-pollinated seeds.

New Opportunities

In addition to an overall increase in the demand for vegetables and fruits, we believe there will be an increase in demand for hybrid seeds for which growers will pay a substantially higher price. The increase in demand for hybrid seeds will come from the increasing number of benefits that can be obtained through hybridization. These benefits include higher yields per acre, greater uniformity, greater resistance to pests, diseases and environmental conditions and improved quality, flavor and nutrition. All participants within the production and distribution chain, including growers, distributors, processors, and retailers, will drive demand for hybrid seeds.

Growers: As the amount of arable land in the world decreases and the demand for vegetables and fruits increases, we believe growers will pay a premium for seeds that increase productivity. The vegetable and fruit growers' input-intensive cost structure makes growers particularly receptive to new products like hybrid seeds, which reduce input costs such as fertilizer, pesticides, and labor and improve the economics of growing vegetables and fruits.

Distributors: In the production process, products move from the grower to the packer/shipper to the distributor and to the retailer, or products move directly from the grower to the processor. Costs are added at each stage in the chain, reflecting both profit margin and product shrinkage due primarily to spoilage. Reducing spoilage presents a clear opportunity for seed companies to achieve premium pricing. Through traditional breeding and biotechnology, we have developed new seed varieties with enhanced shelf life characteristics. Because these product enhancements can increase profitability at each step in the distribution chain, all distribution chain participants drive demand for these products.

Processors: Vegetable and fruit processors freeze, dehydrate, make into paste or can fresh vegetables and fruits into shelf-stable containers. Processors either produce their own vegetables and fruits or contract for their production with growers. A large portion of costs associated with processing fresh vegetables and fruits is the vegetable and fruit itself and the energy costs to freeze or heat the vegetable or fruit or to evaporate water. During processing, flavor components can be lost or inactivated. Accordingly, developing varieties of vegetable and fruit seeds with higher yields that reduce processing time while maintaining flavor components are important objectives for seed companies.

Retailers: Direct consumption of vegetables and fruits by the end-consumer in the form that the farmer produces them facilitates premium pricing for higher quality products. Consequently, retailers continuously seek new vegetable and fruit products with desirable consumer qualities, including enhanced color, texture, sweetness, taste and nutritional benefits, which may command a premium price on the grocery store shelf.

Industry Complexities

In order to develop products in the seed industry, companies need to have access to a broad germplasm bank as well as adequate capital to develop products over long periods of time. The development of a broad germplasm bank requires the accumulation of genetic materials over a period of years. Germplasm is scarce, expensive and must be refined to properly serve different markets. Furthermore, development cycles can last 5 to 12 years prior to launching a product. Seed companies invest a considerable amount of capital in research and development to maintain a full product pipeline. Additional complexities include the need for global distribution, the difficulty of building established brands and the inability to achieve economies of scale in mass production.

COMPETITIVE STRENGTHS

Leading Market Position

We are a leader in vegetable and fruit seed sales in the United States, Canada, Europe, Latin America, the Middle East and South Korea. In 2001 and 2002, we believe we held a leading position in many of the regional markets in which we sell our products for the following vegetables and fruits: fresh market tomatoes, beans, onions, watermelons, cucumbers, radishes, sweet peppers, lettuce, cabbage, spinach, cauliflower, squash, and peas.

Strength of Germplasm Bank

We own what we believe is the largest vegetable and fruit germplasm bank in the world. We view our germplasm bank as our key strategic asset. Germplasm is the genetic information contained in our seeds that captures the characteristics of vegetables and fruits, including: (i) input traits, such as resistance to pests and adverse weather conditions; (ii) system traits, such as long shelf life, reduced spoilage and enhanced processing capability; and (iii) output traits, such as crop yield, color, texture, flavor, ready-to-eat convenience and nutrition. We view the combination of our germplasm bank and our research and development capabilities as a competitive advantage in developing and marketing better products.

Global Presence and Worldwide Distribution

Since our formation in 1994, we have built a global presence through a series of 10 acquisitions. Through these acquisitions, we gained access to key technologies, patents and germplasm collections, added developed and proven products to our portfolio and entered new and established markets. We believe that through economies of scale in our global production and distribution system, we will be able to leverage our brands and product lines to increase sales and streamline costs. We currently market over 4,000 varieties of vegetable and fruit seeds in over 150 countries with production sites in over 25 countries. By geographically diversifying our production facilities, we can schedule our planting on a year-round basis, maximize yield, reduce inventory requirements and better ensure adequate supplies of our products.

Strength in Research and Development

We conduct research and development activities in 48 locations throughout the world, including 16 in North America, 10 in Europe, two in the Middle East, four in South America and Central America and 16 in Asia. We have an extensive research and development staff with over 620 full-time employees. By diversifying our research and development geographically, we are able to take advantage of local breeding resources and many different microclimates. We are also better positioned to tailor our products to local tastes and preferences.

Brand Strength and Long Operating History

We market full lines of seeds under the Asgrow, Petoseed, Royal Sluis and Seminis brands. The Asgrow, Petoseed and Royal Sluis brands have each been in existence for over 50 years. Asgrow, Petoseed and Royal Sluis are well recognized in the industry and their markets for consistently developing and marketing high quality seeds for most major vegetable and fruit species. We also market seeds through five regional or specialty brands, which are targeted to respond to the demands of local markets. We believe that our brands rank among the leading brands worldwide in the vegetable and fruit seed markets.

Diverse Customer Base

We have approximately 16,000 customers in over 150 countries and territories. No customer accounted for more than 3.0% of our net seed sales in fiscal year 2002. Our 10 largest customers accounted for approximately 14.0% of our net seed sales in fiscal year 2002. Our product portfolio is also diversified, with no variety accounting for more than 1.3% of our net seed sales in fiscal year 2002. Furthermore, our customer base is geographically diverse, with no region accounting for more than 38.3% of our net seed sales in fiscal year 2002.

Growing Demand for Our Products

We believe that demand for our products will increase as the world population and health awareness grow. The United Nations projects that the world population will increase by 16.1% to 7.2 billion from 2002 to 2015. In addition, we believe that increased awareness of the nutritional benefits of vegetables and fruits will have a positive impact on the demand for our products. Vegetables and fruits are valuable in meeting basic nutritional needs and in preventing disease. We expect that the growing worldwide population and health awareness will drive continued growth in the vegetable and fruit market.

BUSINESS STRATEGY

Our business strategy is to focus on the following key initiatives:

Maintain Leadership in Product Development

We will continue to produce innovative and value-added products to increase revenues and improve cash flows. We plan to achieve this goal by leveraging our germplasm bank and our research and development capabilities to develop products that are profitable and that cater to local tastes and preferences. We intend to continue to develop products that will meet the demand for a growing population under the constraints of a declining amount of arable land. In fiscal year 2002, we launched over 80 new products.

Increase Revenues and Profitability Through Value Capture

The worldwide market for vegetable and fruit seeds (which excludes tree and citrus fruits) in 2002 was approximately $2.3 billion. We believe that the current worldwide market for vegetable and fruit seeds represents only a small percentage of the worldwide market for vegetable and fruit sales by farmers (farmgate). As part of our value capture strategy, in April 2001, we implemented a pricing strategy to maximize revenues and profitability and increase our percentage of farmgate revenues. This strategy includes identifying existing products that are under-priced based upon superior traits and quantifiable benefits to participants in the production and distribution chain and continuing to develop new products with these advanced traits and benefits.

Optimize Global Research and Development

In 2001, we focused on optimizing our global research and development organization by consolidating our research based on categories of breeding families. To implement this initiative, we eliminated duplications, aggregated and leveraged our previously disparate global germplasm, developed a single product pipeline per market, enhanced regional and global teamwork, eliminated brand-based internal competition, and strengthened linkage to market opportunities by enhancing cross-functional collaboration within our company from development to market. These changes have enabled us to better align our research and development efforts with the needs of customers in our end markets and to implement our value capture strategy.

Enhance Seed Supply and Inventory Control Management

Inventory surplus resulting from competition and market changes, shelf life expiration and overproduction represents an intrinsic risk in our business. In 1998, we began to design and implement proprietary systems and processes to minimize surpluses and shortages, including the development of an in-house forecasting tool which we have implemented at the salesperson level. Over the next several years we continued this design and implementation effort. In 2002, we initiated a seed supply management program in order to minimize both stock-outs and inventory surplus, and to optimize the location of world production based on quality, time, cost, and volume. We have also hired inventory risk managers and a forecast accuracy team to ensure that our sales and production forces meet their seed supply management objectives. We believe these new tools and procedures have helped to reduce the forecasting volatility inherent in our business and will minimize the level of normalized annual inventory write-offs.

Leverage Our Global Production and Distribution System

Because we grow and produce seeds all over the world, our portfolio of production facilities and growers reduces the effects of adverse weather conditions in a geographic region. We have the ability to shift production to utilize different seasons/climates throughout the world to accelerate product development.

Our global distribution system enables us to learn about and understand distinct farming communities throughout the world. This allows us to monitor and understand the local markets and to develop products on a global basis for local preferences. We will continue to gather market information for new product development and expand our distribution system into new markets.

PRODUCTS

Brands

Through our customer-focused, brand strategy, we provide choices to growers with respect to product, price, promotion and service. We also provide information to enable growers to anticipate changes in consumer trends rather than reacting to them. We have four full-line brands, Asgrow, Petoseed, Royal Sluis and Seminis, each with its own identity and positioning. Each of Asgrow, Petoseed and Royal Sluis features important products in different regions and market segments, establishing highly valued brand identity, which we leverage through the introduction of new products. In North and Central America, we are marketing Asgrow, Petoseed and Royal Sluis under the Seminis brand. We also market seeds through regional and specialty brands, which are targeted to respond to local market needs. These needs are driven by dietary preferences, desire for local products, specialized farm growing practices and local environmental and climatic conditions. We believe that our brands rank among the leading brands worldwide in the vegetable and fruit seed market.

The table below summarizes each of our brands in fiscal year 2002:
Brand	Date of Acquisition	Principal Products	Principal Regions	Percentage of Fiscal Year 2002 Net Seed Sales by Brand
Asgrow & Bruinsma*	1994	Lettuce, peas, beans, carrots, onions, glass house cucumber, pepper and tomato	North America, Central America, Northern and Southern Europe	33.6
Petoseed & California*	1995	Tomato, pepper, melon, squash, onion and cucumber	North America, Central America, South America, Southern Europe and Middle East	35.9
Royal Sluis*	1995	Broccoli, cabbage, cauliflower, leeks, lettuce, spinach and bean	Europe and Middle East	18.0
Horticeres	1998	Lettuce, okra, tomato and tropical cauliflower	Brazil	-
Hungnong & Choong Ang	1998	Watermelon, Chinese cabbage, hot peppers and oriental radishes	South Korea	10.0
Other non-branded sales..........................................................................................................................................				2.5
Total.............................................................................................................................................................................				100.0%

__________________________

* This includes seeds that are now being sold under the Seminis brand that had been previously sold under the Asgrow, Petoseed and Royal Sluis brands, respectively.

We reinforce the market positions of our brands and products through strategic planning, pricing and communications. We believe that strong brands provide an advantage in the marketplace when introducing new varieties. The reputation, reliability and trust associated with our existing brands can lend credibility to representations made regarding new products sold under these brand names.

Over the last year, we have reviewed our regional brand strategy in order to leverage our brand recognition and reputation, while optimizing our infrastructure in sales teams and breeding programs. This review resulted in the following:

    rationalization of our product portfolio from over 6,000 varieties to just over 4,000, consolidation of sales teams around the world to meet market needs, and establishment of teams of breeders focused on specialized lines of products and eliminated breeder redundancies in target markets.

These changes have enabled us to continue to provide new products that are responsive to market opportunities in a manner that leverages existing brand identity.

Products

We currently market approximately 4,000 varieties of seeds within 60 species. In fiscal year 2002, we produced approximately 80.0% hybrid seed and 20.0% open-pollinated seed. The table below summarizes our 2002 net seed sales by product family:
Fiscal Year 2002 Net Seed Sales by Product Family
Product Family	Percentage of Fiscal Year 2002 Net Seed Sales
Solanaceous (tomato, pepper, eggplant, okra)	30.0%
Cucurbits (melon, cucumber, pumpkin, squash)	23.2
Large Seed (beans, peas, sweet corn)	15.0
Brassica (broccoli, brussel sprouts, cabbage, cauliflower, bok choy, Chinese cabbage)	11.8
Root and Bulb (onion, leek, beet, carrot, radish)	10.6
Leafy and Other (lettuce, spinach, celery)	9.4
Total	100.0%

The following are several examples of our strongest performing products:

    Hybrid Hot Pepper (North and Central America) - Represented 1.3% of our net seed sales in fiscal year 2002 ($5.5 million). This product is attractive to growers because of its resistance to disease and propensity for higher yield and size uniformity.
    Hybrid Broccoli (North and Central America and Southern Europe - Represented 1.2% of our net seed sales in fiscal year 2002 ($5.2 million). This product is attractive to growers because of its propensity for higher yield and size uniformity.
    Hybrid Tomato, Fresh Market (Northern and Eastern Europe, Middle East and Africa) - Represented 1.1% of our net seed sales in fiscal year 2002 ($4.6 million). This product is attractive to growers because of its resistance to disease and propensity for higher yield.

Sales and Marketing

We sell our products worldwide using a wide range of distribution strategies involving direct sales, dealers, distributors and importers. Largely driven by local market needs, our distribution strategy for each geographic region is designed to maximize the sales penetration of our products.

Our product sales are widely diversified geographically, with Europe representing the largest percentage of total sales outside of North and Central America. The table below illustrates the geographic diversification of our worldwide seed sales during fiscal year 2002.
Fiscal Year 200 Net Seed Sales by Region
Geographic Region	Fiscal Year 2002 Net Seed Sales (in millions)	As a Percentage of Total Net Seed Sales
North and Central America	$165.7	38.3
Southern Europe	86.1	19.9
Northern and Eastern Europe	46.3	10.7
Middle East and Africa	39.4	9.1
South America/Australia & New Zealand	37.7	8.7
Asia	57.1	13.3
Total	$432.3	100.0%

While approximately 20.0% of our net seed sales in fiscal year 2002 were made directly to growers, we also foster close relationships with dealers and distributors. Where there is a market need, we use these dealers and distributors as an outside direct sales force. Dealers and distributors enable our products to reach growers in areas where there are geographic or other constraints on direct sales efforts. We are highly selective in choosing the dealers and distributors that represent our brands. We select dealers and distributors based on shared vision, technical expertise, local market knowledge and financial stability. In addition, we build dealer/distributor loyalty through an emphasis on service, access to breeders, joint trials, ongoing training and extensive promotional material support. No single dealer or distributor accounted for greater than 3.0% of our total sales in fiscal year 2002.

Product Development

We rely heavily on plant breeding supplemented with molecular and cellular technology to create new product innovations. We focus our internal product development activities on products that are likely to have practical market applications, create significant market value, command premium pricing and increase local sales penetration. Over the last several years, we have improved our new product pipeline management, resulting in fewer new product launches based on demonstrated end-market demand. This focus has allowed us to charge higher prices for new products as part of our value capture strategy.

We currently own 51 patents and have 81 patents pending in such areas as virus resistance, product quality, breeding technology, gene expression, cell selection and resistance genes. A total of seven patents were issued and 14 new patent applications were filed in fiscal year 2002. In addition, we have protected more than 382 varieties under plant variety protection laws and we have applications pending on an additional 196 varieties.

Our new product development efforts utilize plant breeding, proprietary technology, biotechnology, molecular and cell biology and plant pathology to introduce innovative products to the marketplace in an efficient and cost-effective manner. We augment our internal product development efforts through technological alliances with leading companies, research institutions and universities. We believe that our internal research and development capability and access to innovative technology, coupled with our extensive germplasm resources, position us to best meet the changing demands and preferences of growers and end-consumers and increase our penetration in the value chain in the vegetable and fruit industry.

During fiscal year 2002, new product sales represented approximately 5.0% of our net seed sales and existing products introduced into new countries or new markets over the last three years represented over 25.0% of our net seed sales during this period.

Product Development Platform

We conduct research and development activities in 48 locations throughout the world, including 16 in North America, 10 in Europe, two in the Middle East, four in South and Central America and 16 in Asia. By diversifying our research and development geographically, we are able to take advantage of local breeding resources and many different microclimates. We are also better able to tailor our products to local tastes and preferences.

Each region of the world has particular requirements for the production of vegetables and fruits. These requirements are driven by local environmental conditions such as temperature or rainfall as well as local consumer preference such as very sweet pink tomatoes in Japan or more acidic red tomatoes in Italy. We maintain an internally developed, proprietary database that contains information on local production and local consumer needs. We have compiled the information in this database to enable our plant breeders and marketing and sales personnel to more effectively design new products to meet the needs of local markets.

We incurred $44.3 million, $52.4 million and $58.4 million of expenses related to research and development during fiscal years 2002, 2001 and 2000, respectively. We have an extensive research and development staff with over 620 full-time people employed in research and development functions, including over 120 professionals with Ph.D. or M.S. degrees, including 79 plant breeders, 16 biotechnologists and 16 pathologists. Our plant breeding staff is structured by groups of related crops (families). Within each family, breeding is further structured by species to enhance product development efficiencies and effectively respond to changing consumer demands and preferences. All plant breeders have access to technology developed from our biotechnology, biochemistry and pathology laboratories. We provide incentives to our breeders to ensure that our new products are targeted at viable markets.

Germplasm

We own what we believe is the largest vegetable and fruit germplasm bank in the world, comprised of millions of our seeds. Our germplasm bank is our key strategic asset. Our seeds capture the characteristics of vegetables and fruits grown for our customers in different regions of the world, including input traits, such as resistance to pests and adverse weather conditions and output traits, such as crop yield, color, texture, flavor and ready-to eat convenience. Our extensive germplasm resource is difficult to replicate, having been developed through more than 150 years of research and development efforts.

The merger of the Petoseed, Asgrow and Royal Sluis germplasm catalogs in combination with the germplasm from Bruinsma, Hungnong, Choong Ang and other acquired vegetable and fruit seed businesses, has created a very diverse germplasm resource. The strength of our germplasm is the extensive diversity of materials available and the wide variety of genetic characteristics contained in these materials. Our breeders utilize our germplasm, as well as our proprietary technologies, to develop innovative products suitable to the needs of different markets and conditions. Our extensive germplasm catalog facilitates the continued development of innovative products and future growth.

Technology

Our product development technology positions us as one of the leaders in agricultural innovation. The time and capital required for the development of new products represent significant challenges in the vegetable and fruit seed industry. On average, it takes five to 12 years for a proprietary variety to reach commercial viability. We employ biotechnology, biochemistry and other technological processes to enhance our plant breeding programs and improve the efficiency of our new product development efforts.

Breeding - We maintain significant breeding programs for 28 major vegetable and fruit species that yielded more than 80 commercial varieties and more than 150 pre-commercial products in fiscal year 2002. Our breeding strategy is to create vegetable and fruit hybrids and varieties with combinations of traits that are superior to competitors' hybrids and varieties and that meet or anticipate the changing demands of the market. These improved traits include more economical production, improved yields, superior disease resistance, environmental tolerance, longer shelf lives, superior processing characteristics and consumer benefits such as improved taste, appearance, nutrition, ready-to-eat convenience and health benefits.

Plant and Genetic Technology - Through the use of our proprietary processes, we enhance the efficiency of our breeding programs by enabling our breeders to identify and incorporate important plant traits into breeding lines, while significantly reducing the lead-time necessary to introduce commercially viable products. These proprietary processes include the use of tissue culture, dihaploid breeding, cytoplasmic male sterility, molecular markers, genomics and biotechnology.

Plant Pathology - Vegetables and fruits are susceptible to diseases that can affect yield and quality of the final product. In order for our plant breeders to identify and understand diseases that affect vegetables and fruits and to develop vegetable and fruit varieties resistant to these diseases, we believe we have established the largest plant pathology group in the industry. With 16 scientists in a network of laboratories throughout the world, we are currently working on more than 100 different diseases, targeting those that have the greatest impact on commercial vegetable and fruit production.

As a result of these efforts, we believe we lead the industry in providing the widest range of disease resistant hybrids that require reduced or no chemical applications while enhancing growers' yield potential. Our plant pathology resources also enable us to maintain rigorous quality control standards. All seed-lots are screened for a wide variety of diseases. Lots that may be contaminated are treated to destroy the disease organisms or are destroyed altogether.

Strategic Relationships

We actively seek access to technology applicable to vegetables and fruits from, and actively develop collaborations with companies, research institutions and leading universities. We have over 100 technology agreements with leading universities, research institutions and private corporations that provide us with additional access to germplasm, genes, technology, patents and proprietary knowledge. We believe that our investment in technology agreements and collaborations reduces the cost and risk normally associated with new product development, as we utilize collaborators for most of our basic research. We typically share the value created as a result of our agreements and collaborations with our partners once a product reaches commercialization.

Production and Operations

We typically contract with seed growers to produce 80-85% of our seeds. The balance of our seeds is produced on company-owned farms. We provide the producer with male and female "parent" lines for hybrid varieties and basic stock seed for open-pollination varieties, which are multiplied into commercial quantities. The grower returns the seeds to one of our operations facilities for cleaning, quality control, packaging and climate-controlled storage prior to sale to the customer. This process generally ranges from 9 to 36 months, underscoring the importance of a comprehensive and accurate forecasting system.

Our seeds are produced both domestically and internationally in 25 countries in the Northern and Southern Hemispheres to mitigate growing risks associated with weather or disease in any one region and to replicate local growing conditions. In the United States, we produce seeds in Arizona, California, Idaho, Oregon and Washington through contract production with high-quality, dependable growers. Seeds are produced internationally through subsidiaries in Argentina, Canada, Chile, France, Guatemala, Hungary, Italy, Mexico, New Zealand, Peru, South Africa, South Korea, Thailand and the Netherlands and through exclusive agents using our proprietary technology in Australia, China, Czech Republic, Denmark, Ecuador, Germany, India, Israel, Italy, Japan, Latvia, New Zealand, Romania, Slovakia, South Africa, Taiwan, Tanzania, Turkey and Vietnam.

By geographically diversifying our production facilities, we can schedule planting on a year-round basis, maximize yield, reduce inventory requirements and better ensure adequate supplies. In addition, we manage the availability of quality products throughout the world by maintaining production capabilities for each variety in at least two locations in each hemisphere. For example, a new variety with strong, unanticipated demand in the Northern Hemisphere can be supplied by using additional production from the Southern Hemisphere.

We control contract production globally by providing on-site management and technical personnel to oversee the production process. We supply producers with stock seed, specialized hybridizing techniques and specialized sowing and harvesting equipment to ensure product quality. Production is divided among numerous species, ranging from hand-labor intensive hybrid crops such as peppers and tomatoes, to machine planted and harvested seed crops such as peas, beans and sweet corn. Our planning department utilizes a specially designed logistics system, which integrates the planning functions in production, operations and sales. Product quantities are determined by considering a combination of factors, including long-term sales forecasts, product safety stock in inventory and production history for the region and product. The implementation of this system has provided real time information about inventory at various stages of the production and distribution channel over a four-year time horizon.

We have main processing facilities in California, Idaho, Washington, Chile, Italy, Hungary, the Netherlands and South Korea and auxiliary processing centers in Brazil, New Zealand and India. The location of our seed processing centers is intended to facilitate the flow of seeds from production areas to major markets.

Quality Assurance

Our quality assurance ("QA") group oversees an extensive program that is designed to build quality into the seed, beginning at the breeder level, continuing through production, processing and sale of the commercial seed. This group conducts extensive testing of our seed to confirm genetic purity and identity, both in the field and through molecular techniques, hybridity and identity analysis, as well as germination and physical purity evaluations. We also test the general health of the seed.

QA sets guidelines for the production and operations process, and monitors the correct application of procedures. In addition, this group interfaces with our customers to ensure their satisfaction with our products and services, gathering, analyzing and disseminating quality-related information to all our internal areas involved in the supply chain. As a result, we capitalize on the experience and historical information available to us across regions and functions.

COMPETITION

We face direct competition from technological advances by competitors such as other seed companies, chemical and pharmaceutical companies and biotechnology companies, many of which have substantially greater resources than we do. To remain competitive, we expend approximately 10.0% of our revenue from net seed sales in research and development and strive to maintain technological alliances.

Our principal global competitors are Syngenta Seeds Inc., Sakata Seed Corp. and Groupe Limagrain. We also face local competition in each of the geographic regions in which we operate. These regional competitors tend to focus on fewer species and tend to concentrate on regional distribution only. We believe that the key competitive drivers in the industry are proven performance, customer support in the field, price and service. We believe that our global and local presence gives us a leading role in the industry and a competitive advantage. The economies of scale that we have and our ability to quickly introduce new products to market provide us with a superior advantage in the marketplace.

INTELLECTUAL PROPERTY

We use a wide array of technological and proprietary processes to enhance our germplasm and product development programs. These technologies and proprietary processes enable us to create novel product concepts and reduce the time to market by, in many cases, two to five years. In certain circumstances we file for patents on technology that is patentable. We currently own, co-own, or have pending utility, utility model and design patents in such areas as virus resistance, product quality, breeding technology, gene expression, cell selection and resistance genes, including 204 issued, allowed and pending patents in Argentina, Australia, Brazil, Canada, Chile, China, the European Union, France, Germany, Hungary, India, Indonesia, Israel, Italy, Japan, Mexico, the Netherlands, New Zealand, Romania,, South Africa, South Korea, Saudi Arabia, Spain, Thailand, Turkey, Ukraine, the United Kingdom, and the United States.

Intellectual property rights protect our products and technologies from use by competitors and others. Intellectual property rights of importance to us include utility patents, plant variety protection ("PVP") certificates under plant variety protection laws, trademarks and trade secrets. The protection of our germplasm and varieties through patents and PVP certificates is focused on open-pollinated varieties, parental lines, traits and gene technologies related to hybrid varieties, novel traits, novel breeding technologies, molecular markers and disease resistance.

In the United States, the European Union, Japan and many other countries, plant varieties can be protected under laws which grant rights to plant breeders to protect their seeds, including the right to prevent third parties from importing or exporting, storing, processing, reproducing or selling protected varieties within the territory of protection. As of May 1, 2003, we have protected more than 365 separate plant varieties under issued plant variety protection certificates or plant variety right certificates in the United States, the European Union and other countries, with a total of more than 400 PVP certificates granted. As of this same date, we have another 194 applications for plant variety protection pending, mostly in the United States and the European Union.

Apart from obtaining patent and PVP protection, we have developed a corporate policy to protect our proprietary and confidential information such as trade secrets. New corporate policies specifically addressed to each functional area of Seminis and concerning the protection of our intellectual property are being implemented in each of the different functional areas. The objectives of the trade secret policy are to prevent disclosure of sensitive information and to protect the Company's legal interests if its trade secrets are appropriated.

We have recently consolidated the registration and maintenance of trademark functions under the Legal Department, and have hired an experienced paralegal to focus solely on these valuable assets. We own a large portfolio of trademarks, including 446 registrations and applications in more than 75 countries throughout the world.

We intend to continue developing comprehensive intellectual property and protection through utility and design patents including key varieties and parent lines, PVP certificates, trademarks and trade secrets. We will also aggressively expand protection of our varieties and parent lines through plant variety rights. We will continue to aggressively enforce all our intellectual property rights.

REGULATION

The development, testing and commercialization of seed products are subject to legislation and regulation in various countries. These regulations may govern genetic exclusivity, environmental concerns, product viability, performance and labeling. While regulation adds a cost of doing business to the industry, it also provides protection for research and development investment in new products, thereby encouraging continued new product development.

Registration Process

Variety registration varies from country to country, but generally each variety must be phenotypically unique. That is, the size, color, maturity and quality must be verifiably different from the varieties that already exist in the market. Once a variety is registered it cannot be changed. In the United States, the registration process is voluntary and determination that a variety is unique is left to the breeder. In Europe and many other countries, the registration process is regulated and determination of uniqueness is made in official trials.

Phytosanitary Certification

The purpose of phytosanitary requirements is to prevent the spread of plant diseases that can be carried on seeds or other plant tissue. Each seed-producing country has agricultural inspectors that check the seed crops for the presence of specified diseases. After these crops are harvested, laboratory tests are also conducted to ensure that the seeds are clean and free of impurities. Having passed the inspection and lab tests, the department or ministry of agriculture of the producing country issues a phytosanitary certificate stating that the seeds are free of specified diseases. Importing countries then allow the seeds to cross their borders on the basis of these certificates.

Labeling of Genetically Engineered Products

There are no worldwide, accepted regulations for genetically engineered products. Consequently, we are required to seek and obtain regulatory approvals in each country where such seeds will be sold or where the harvested produce will be exported. In the European Union and Switzerland, labeling of genetically engineered products is mandatory, whereas in other countries, such as Canada and the United States, labeling is required only if there is a compositional change or a health risk associated with the product. Japan, Australia and New Zealand now also require labeling. Other regions where we sell products either have labeling requirements similar to the United States or have no labeling requirements. We believe we do comply with the labeling requirements of each country in which we conduct business. Less than 1.0% of our net seed sales for fiscal year 2002 were from genetically engineered seeds.

ENVIRONMENTAL REGULATION

Our worldwide operations are subject to a broad range of environmental and health and safety laws, regulations and standards. These laws, regulations and standards are related to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, product labeling, waste disposal practices, cleanup of environmental contamination and the use of chemicals in our agricultural growing operations. Capital expenditures for property, plant and equipment for environmental control activities were not material during our 2001 and 2002 fiscal years.

Although we are unable to predict which environmental legal requirements may be adopted in the future, we have not made and do not anticipate making material expenditures with respect to environmental protection. The compliance cost associated with environmental legal requirements, however, could result in future additional costs to operations.

EMPLOYEES

As of March 29, 2003, we had approximately 2,761 employees. We believe we have good relations with our employees.

PROPERTIES

In fiscal year 2000, we relocated to our new worldwide headquarters and processing facility located in Oxnard, California. This facility is equipped with some of the highest quality, state-of-the-art, seed processing equipment and has been specifically designed for optimum storage conditions for vegetable and fruit seeds, to further ensure high quality seed inventory. Within the production process, we directly control significant, open-field production capacity in Chile, Mexico and Peru on land predominantly owned by us. Our main greenhouse production facilities are located in Mexico, on sites owned by us and in Chile, the Netherlands and France, on sites owned by us, but contracted out to third parties that grow seeds exclusively for us.

We maintain 25 facilities throughout the world, equipped to handle activities such as seed harvesting, cleaning, sizing, treating, testing and packaging. In addition to our worldwide headquarters, we own and operate production and processing facilities in Idaho, Washington, Chile, France, New Zealand, South Africa, South Korea, Thailand, the Netherlands, Brazil, Italy, India and Hungary.

LEGAL PROCEEDINGS

We are involved from time to time as a defendant in various lawsuits arising in the normal course of business. We believe that no current claims, individually or in the aggregate, will have a material adverse effect on our business, results of operations or financial condition.

As part of the formation of LSL PlantScience, LSL Biotechnologies contributed certain agreements between LSL Biotechnologies and a third party. These agreements contain provisions that permanently restrict the third party from engaging in the development or marketing of open field tomato seeds having long-shelf-life characteristics in certain areas in the world, including North America. In September 2000, the Antitrust Division of the United States Department of Justice filed suit in the United States District Court for the District of Arizona against LSL PlantScience, LSL Biotechnologies and the Company to delete these restrictive provisions. On March 29, 2002, the United States District Court dismissed without prejudice the action against LSL PlantScience, LSL Biotechnologies and Seminis. The U.S. Department of Justice has appealed this ruling and the appeal is pending in the Ninth Circuit Court of Appeals.

In January 2002, melon growers in Costa Rica notified us that our Dorado melon seeds were infected with Watermelon Fruit Blotch. Growers who purchased the infected Seminis seeds and growers whose crops were infected by the bacteria that spread from crops grown with the infected Seminis seeds have claimed damages against us. The claims related to those growers who purchased Seminis seeds have been settled for approximately $5.8 million, of which approximately $2.6 million was recovered under our errors and omissions insurance policy and the remainder of the settlement was paid by the Company by July 2002. The claims related to the growers with infected crops total approximately $4.9 million and we believe these claims are covered under our general liability insurance policy. We have finalized settlement of nearly all of these claims. Our general liability insurance carrier continues to deny coverage, and we are continuing to negotiate with them on this matter. In the event we cannot finalize the settlement with our general liability insurance carrier, we will seek all legal remedies and redress available to us against that carrier.

In early 2000, we filed a suit against Dietrich Schmidt, the former president of Seminis and the current president of United Genetics, a competitor of ours, United Genetics and two former Seminis breeders, Ken Owen and Wei Ouyang, for trade secret misappropriation and breach of contract. Mr. Schmidt filed a counterclaim for defamation against us. We were unsuccessful on our claims for trade secret misappropriation and breach of contract and Mr. Schmidt was successful on his counterclaim with the court awarding him $1 in nominal damages. The court subsequently awarded Messrs. Schmidt, Owen, Ouyang their attorneys' fees. We have appealed certain aspects of the judgment, including the fee award. The appeal is still pending and is not expected to be decided until the fourth quarter of 2003.

On December 17, 2002 and January 4, 2003, four purported class action lawsuits were filed relating to the proposed transaction under which Fox Paine and several Savia related parties will acquire all of the outstanding shares of Seminis. Three of these actions - Garry Firth v. Alfonso Romo Garza, et al., Civil Action No. 20085, Boris Pozniak v. Alfonso Romo Garza, et al., Civil Action No. 20097 and Pablo Herranz v. Seminis, Inc., et al., Civil Action No. 20105 - were filed in the Delaware Court of Chancery (New Castle County), while the fourth, Mark Rosales v. Seminis, Inc., Case No. CIV216255, was filed in California Superior Court (Ventura County). Since that time, a fourth case, Haven Capital Management v. Alfonso Romo Garza, et al., Civil Action No. 20140 has also been filed in Delaware. In February 2003, the Firth, Pozniak, Herranz and Haven Capital cases were consolidated into one proceeding entitled In re Seminis, Inc. Shareholders' Litigation, Consolidated C.A. No. 20140-NC and the Haven Capital complaint was designated as the operative complaint in the consolidated lawsuit. That complaint names as defendants Savia, Seminis and Seminis' directors. The Rosales (California) complaint names as a defendant Seminis and its directors. Both the Delaware consolidated action and the Rosales action purport to be brought on behalf of Seminis common stockholders or their successors. Both of these actions - which were brought prior to the public announcement of Seminis entering into the Merger Agreement - allege that the merger, if consummated, would provide insufficient consideration to Seminis common stockholders and allege that the defendants breached their fiduciary duties in connection with the transaction. The complaints seek a preliminary and permanent injunction to enjoin the transaction and, in the event the transaction is consummated, rescission and damages. As of the date of this statement, the defendants have reached an agreement in principle with the plaintiffs to settle these litigations and the final terms of such settlement are currently being negotiated.

Bionova

As used in the Bionova Business Overview Section, unless the context otherwise requires, the terms "Bionova," "Bionova Holding" and the "Company" refer to Bionova Holding Corporation.

Recent Developments

Bionova Holding Corporation, a Delaware corporation, was formed in January 1996, and acts as a holding company for (i) Agrobionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States, of which the Company owns 98.6% ("ABSA"), (ii) International Produce Holding Company, a Delaware corporation, of which the Company owns 100% ("IPHC"), (iii) DNAP and (iv) VPP Corporation, a Delaware corporation, of which the Company owns 100% ("VPP"). The Company acquired majority interests in ABSA and IPHC on July 1, 1996, by means of a capital contribution from Bionova, S.A. de C.V. ("Bionova Mexico"), and on October 7, 1997, acquired all of the minority interests in IPHC and increased its ownership interest in ABSA to 80%. On December 28, 2000, Bionova Holding increased its ownership interest in ABSA to 98.6% by completing the capitalization of amounts that had previously been advanced to ABSA. DNAP became a wholly-owned subsidiary of the Company on September 26, 1996, as a result of the merger (the "Merger") of Bionova Acquisition, Inc., a Delaware corporation that was a wholly-owned subsidiary of the Company, with and into DNAP. VPP was formed as a wholly-owned subsidiary of the Company on August 18, 1997.

ABSA engages in the business of growing fresh fruits and vegetables, primarily tomatoes and peppers, in Mexico and exporting fresh produce to the United States and other markets. In recent years ABSA has been concentrating on the production and marketing of proprietary products, such as its patented vine sweet mini pepper, that offer the potential to generate higher margins as compared with commodity fresh produce items. ABSA owns 98.0% of Siembra Cultivo y Cosecha del Noroeste, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Siembra"), which provides labor and administrative services to ABSA. ABSA also owns 98.0% of Comercializadora Premier, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Premier Mexico"), which provides administrative services to the Company. IPHC is a holding company whose subsidiaries are in the business of marketing and distributing fresh produce primarily in the United States and Canada, including fruits and vegetables produced by ABSA. DNAP and VPP are agribusiness biotechnology companies , which until the shut down of their research and development operations in June 2002, concentrated on the development of fruits and vegetables and intellectual properties associated with these development efforts. The Company has been, and is continuing to work on the licensing and sale of the patents and trademarks held by DNAP and VPP.

Approximately 76.6% (78.9% taking into account 575,000 Bionova shares bought by IPHC from Dupont in December 2002, which are not deemed cancelled) of the outstanding Common Stock of the Company is indirectly owned by Savia, S.A. de C.V. ("Savia"). In addition, Savia indirectly owns 200 shares of Series A Convertible preferred stock, which, if converted, would result in Savia owning 88.4% (89.5% assuming that the Bionova shares bought from Dupont were to be cancelled) of the outstanding Common Stock of the Company. The owner of record of all of these shares of common and preferred stock is Ag-Biotech Capital, LLC, a wholly-owned subsidiary of Savia. Savia is a Mexican corporation which acts as a holding company for several companies, including Seminis, Inc., the leading manufacturer of fruit and vegetable seeds in the world.

For operating and financial reporting purposes, the Company historically has classified its business into three fundamental areas: (1) Farming, which consists principally of interests in 100% Company-owned fresh produce production facilities and joint ventures or contract growing arrangements with other growers in Mexico; (2) Distribution, consisting principally of interests in sales and distribution companies in the United States and Canada; and (3) Research and Development (or Technology), which until the shut down in June 2002 consisted of business units focused on the development of fruits and vegetables and intellectual properties associated with these development efforts.

Farming

ABSA is a leading grower of fresh produce in Mexico, primarily tomatoes and peppers, and, to a lesser extent, cucumbers, grapes and other fruits and vegetables. Most of ABSA's farming operations are located in the Mexican states of Sinaloa, Sonora, Baja California. Advanced technology is used to ensure consistent quality and yields, including special hybrid varieties, integrated pest management control, and computerized drip irrigation. ABSA's produce is distributed in the United States, Mexico and Canada under the "Master's Touch" and "Showcase" brands as well as other labels, depending on produce grades.

ABSA's supply derives from (i) produce grown on land owned or leased by ABSA, (ii) produce grown by producers with whom ABSA enters into a financing and distribution contract and (iii) produce grown by producers with whom ABSA enters into both a production association agreement and a distribution contract. When ABSA enters into a financing and distribution contract only, it agrees to provide the grower limited financial assistance for harvesting and/or packing in exchange for exclusive distribution rights. When ABSA enters into a production association agreement, ABSA finances up to 50% of the production cost in a co-production contract with the grower. ABSA provides technical support and agrees to handle the packing and distribution. Net proceeds are shared according to the terms of the association agreement after ABSA recoups its investment. Historically, ABSA had financed up to 100% of the production cost in a joint venture contract with the grower. ABSA discontinued this practice entirely in 2001.

In 2002, approximately 66% of ABSA's supply came from land owned or leased by ABSA. ABSA owns approximately 4,764 acres in Sinaloa, Sonora and Baja California Sur, Michoacán and several other states in México. ABSA leases approximately 1,474 acres in Baja California Sur. During 2002, 34% of production supplied by ABSA was sourced through production associations with growers and through distribution contracts.

In 2002, approximately 68% of ABSA's sales were tomatoes, 17% were peppers, 3% were cucumbers, 6% were grapes, 5% were the vine sweet mini pepper and the remaining 1% was mixed vegetables. In 2001 and 2000, respectively, ABSA's sales were allocated approximately as follows: tomatoes - 63% and 60%, peppers - 20% and 19%, cucumbers - 7% and 5%, and grapes, melons and mixed vegetables - 10% and 16%.

In 2002, 2001, and 2000, the Farming segment suffered operating losses of $9.2 million, $13.4 million, and $12.7 million, respectively. Of the $13.4 million operating loss in this segment of the business in 2001, $8.6 million was attributable to the write off of all of the goodwill previously on the balance sheet of ABSA.

Distribution

The Company's marketing and distribution activities are carried out by both national and regional distributors. The Company's national distributors in the United States are Bionova Produce, Inc., R.B. Packing of California, Inc. and Bionova Produce of Texas, Inc., each of which is a wholly-owned subsidiary of IPHC, and are referred to collectively as "Bionova Produce." Interfruver, which until November of 2001 had been majority owned by ABSA until ABSA's entire interest was sold to the minority owners of Interfruver, had served as the Company's distributor in Mexico. As a condition of the contract of sale, Interfruver has agreed to continue distributing produce supplied by ABSA. The Company's regional distributors are Premier Fruits and Vegetables BBL Inc. in Montreal, Quebec ("Premier") and Premier Fruits and Vegetables (USA), Inc. in Philadelphia, Pennsylvania

National Distributors

Bionova Produce, Inc., Bionova Produce of Texas, Inc. and R.B. Packing of California, Inc. collectively had revenues of $65.4 million in 2002. The majority of these sales were made by Bionova Produce, Inc., which is located in Nogales, Arizona, a major point of entry for Mexican produce into the United States, and the majority of the produce distributed by Bionova Produce, Inc. is provided by ABSA (including produce grown by ABSA and produce grown by growers with whom ABSA enters into production association contracts). No single customer accounted for more than 10% of Bionova Produce, Inc.'s sales in 2002. In 2002, Bionova Produce, Inc.'s sales were 63% to supermarkets, 25% to wholesalers and 12% to brokers. Its main selling season is December through May.

R.B. Packing of California, Inc. is located in San Diego, California and the majority of the produce it distributes is grown in California and the Mexican states of Baja California Norte and Baja California Sur. In 2002, its sales were 46% to supermarkets, 35% to wholesalers, and 19% to brokers. Its main selling season is July through November. Bionova Produce of Texas, Inc. is a distributor located in McAllen, Texas that distributes produce grown in Mexico and currently is concentrating on the importation and distribution of papaya, melons and hothouse tomatoes.

Regional Distributors

Premier Fruits & Vegetables, BBL Inc. is an 80%-owned subsidiary of IPHC, had revenues of $52.4 million in 2002. Premier distributes produce throughout eastern Canada, and its sales were approximately 70% to supermarkets and the remaining 30% went to independent retailers, wholesalers and brokers in 2002.

Premier Fruits and Vegetables (USA), Inc., an 80%-owned subsidiary of IPHC, was formed in February, 2000 to market tomatoes and other vegetables, including the Company's branded line of cherry tomatoes and peppers, in the eastern United States. Premier Fruits and Vegetables (USA), Inc. sources its products through and operates under the direction of Premier in Canada.

In 2002 the Distribution segment (including national and regional distributors) generated an operating profit of $1.3 million. In 2001 and 2000 the Distribution segment incurred operating losses of $5.9 million and $2.1 million, respectively. Significantly impacting the operating loss in 2001 was a $5.7 million charge for the impairment of all of the goodwill in this segment of the business along with losses recorded on the sales of Tanimura and Interfruver of $0.4 million and $5.0 million, respectively.

Research and Development

The Company's research and development activities had been carried out by DNAP, a wholly owned subsidiary acquired in September 1996. The mission of DNAP was to develop and commercialize genetic crop protection solutions for specialty crops, including the major vegetables and fruits, such as strawberry, grape, banana, and pineapple. In 2002 the Company spent approximately $1.4 million and $0.6 million on Company and customer-sponsored research and development activities prior to the shut down of theses activities in June 2002. Since June 2002, DNAP has been seeking to sell or license its patents and other intellectual property.

Proprietary Protection

The Company uses trade secret protection for certain of IPHC's distribution companies which market produce under the Master's Touch and Showcase brand names. ABSA and Bionova Produce, Inc. have registered the Master's Touch name as a trademark in Mexico and the United States, respectively. Bionova Mexico has registered the Master's Touch name as a trademark in the Benelux countries, the European Community, Canada, Hong Kong, Indonesia, South Korea, Japan, Sweden and the United Kingdom

DNAP holds a U.S. patent and patents in a number of foreign countries on its vine sweet mini pepper. In 2002 DNAP extended to Seminis a non-exclusive license to produce on a worldwide basis, and an exclusive license to sell the vine sweet mini pepper in Europe and Asia.

Competition

Though the fresh produce industry in general, and the tomato industry in particular, are characterized by numerous competitors and low barriers to entry at the production level, Bionova Holding believes that a small group of participants distributes a substantial portion of the tomatoes sold in the United States. In the United States, the Company competes directly with the larger tomato and pepper growers in Florida during the winter, and in California in the summer and fall. Both the Mexican and the tomato industries are characterized by numerous competitors. Major Florida growers include Six L's, DiMare, Pacific Tomatoes Growers and NTGargiulo. The major growers in California include DiMare, NTGargiulo, Live Oak, Pacific Tomatoes Growers, Ocean Side, Giumarra Brothers, and Central Tomato.

Employees

The Company and its subsidiaries have a total of 211 employees.

ABSA has no employees. Siembra provides labor and administrative services to ABSA pursuant to a contractual agreement, and ABSA pays a fee to Siembra based on Siembra's costs incurred in connection with providing such services. The number of persons providing such services through Siembra to ABSA ranges from a minimum of 1,179 to a maximum during the Culiacán season (January-April) of approximately 2,098. The 60 employees of Siembra that are full-time are not unionized. All of the other Siembra employees are temporary workers, and they are represented by a labor union. No other employees in Bionova Holding are represented by a union.

The labor union contracts for the temporary employees are reviewed on an annual basis. Both the union and ABSA may terminate the contract at any time upon 60 days notice to the other party.

Omega

Real Estate Development

In 1992, the Company acquired a parcel of undeveloped land covering approximately 2,000 acres located outside Monterrey, Mexico for approximately Ps. 383.3 million. The Company, through Omega, a wholly owned subsidiary, intends to use the property for the development of residential housing and community services either solely by Omega or in partnership with other parties. Omega is developing the property in stages over a period of time, and therefore, annual capital expenditures relating to the property are not expected to be material.

Omega has developed approximately 200 acres of the parcel and has completed three real estate development projects. In 1999, Omega completed Fraccionamiento Rincón de los Encinos, a development of 42 lots, Fraccionamiento Rincón del Country, a development of 37 lots, and Fraccionamiento Bosquencinos, a development of 275 lots. Currently, Omega is developing a new real estate project, Fraccionamiento Sierra Alta. This project is being built in stages as well. The first stage was initiated in 1999, the second stage was completed in 2003 and a third stage began in 2002 and is expected to be completed in 2005.

MEXICAN GOVERNMENTAL AND ECONOMIC FACTORS

Long-term perspective

In the last 20 years, the Mexican economy has undergone a significant structural transformation. The Mexican economy has been transformed from one of the most closed economies in the world to one of the most open. In order to achieve this transformation, the government has followed two clearly defined approaches: stable management of economic policy and structural reform. This reform includes an aggressive deregulation program that has reduced the role of the public sector in the Mexican economy.

Additionally, Mexican authorities have applied fiscal and monetary policies in order to assure macroeconomic stability. During the last administration, the most important goal of the Federal Government had been to strengthen the Mexican economy, in order to avoid any economic crisis and to achieve a marked improvement in the standard of living of the Mexican population. Fortunately, the policy-maker's efforts have been successful in securing a prompt recovery of the Mexican economy after the 1995 financial crisis, and in distinguishing Mexico from other emerging markets as one of the most open economies. The Mexican Government's commitment to strict fiscal and monetary policies continues to play an important role in the NAFTA capital inflows and direct foreign investment.

ECONOMIC POLICY

The Mexican Government has pursued the goals of balancing the budget and gradually reducing public debt as a percentage of Gross Domestic Product (GDP). The intent has been to avoid making the public sector a source of net demand on the financial system, and for monetary policy to assume the monitoring of inflation as its primary goal.

The Mexican economy's performance in 2001 was sharply influenced by the economic slowdown. The GDP growth rate was 0.9% in 2002. A local economic crisis was avoided by applying responsible monetary and fiscal policies that allowed inflation, interest rates and foreign exchange rates to remain at healthy levels. The inflation rate reached 5.7%, mainly because of an extraordinary increase in electric rates. Although increasing oil revenues pushed up international reserves to $48 billion, Mexican peso lost 13.6% in 2002 due to a general movement related to the uncertainty about the U.S. economy and the possibility of a war in Iraq.

Public Finances

The government's approach has been to contain the growth in programmable budget spending, cut back on subsidies and strictly control public spending, while at the same time reducing the proportion of funds devoted to servicing the public debt. As a result of these efforts, programmable spending has remained at approximately 15.7% of GDP from 1995 to the present. Interest expense dropped from 4.6% of GDP in 1999 to 3.2% in 2000, 2.9% in 2001 and 2.6% in 2002. As a result, more funds were made available for education, health programs and fighting poverty.

The Mexican government has worked to widen its revenue sources by expanding the taxpayer base through the strict enforcement of tax laws and the aggressive pursuit of tax evaders. Another key part of its strategy was the semi-privatization of many state-owned and operated firms. Additionally, prices and fees for public services were set so as to avoid a drain on public revenues. The overall net effect of these policies has been a rise in public revenues from 9.2% of GDP in 1995 to 11.9% of GDP in 2002.

As a result of all these policies, from 1995 to the present, the fiscal deficit has averaged 0.9% of GDP. A balanced fiscal budget is clearly reflected in a net reduction in public debt that has had a positive impact for the entire economy. In 1995, public debt was 36.6% of GDP, which was comprised of domestic debt of 0.2% and external debt of 38.1%. In 2002, total public debt declined to 26.2% of GDP, of which 13.8% is domestic and 12.4% is foreign.

Monetary policy

The main goal of monetary policy has been to strengthen the autonomy of the central bank so as to allow it to fulfill its constitutional mandate of preserving stable inflation and foreign exchange rates. To achieve this goal, the central bank has committed itself to respecting the established limits on the growth of domestic credit that are set each year and rigorously apportioned to the amount of currency in circulation. At the same time, the central bank has reserved the right to adjust its monetary policy should events take place that affect inflationary expectations.

At the beginning of 2002, Banco de Mexico released its Monetary Program covering three main areas: 1) the basic operational rule of not generating either an excess or a shortage of liquidity in the money market; 2) Banco de Mexico's power to modify its monetary policy stance in the face of any event that could put the attainment of inflation objectives at risk; and 3) a greater effort to communicate with economic agents.

In addition, Banco de Mexico has implemented a tightening monetary mechanism known as "shorting" the banking system. This mechanism involves running the banking system on a cumulative negative balance, which sent a signal to the markets that interest rates should be raised. The restrictive signal in monetary policy was an important element that allowed that inflation was only 5.7% at the end of 2002.

Finally, regarding the foreign-exchange policy, since March 1995, Banco de Mexico has adopted a flexible exchange-rate system that allows it greater control over its monetary policy so as to avoid a possible plunge in international reserves when pressure is placed on Mexican currency. After a 3-year period of stability the peso depreciated 13.6% in 2002, mainly due to external risks that increased dollar demand. It is important to mention that Banco de Mexico's medium term inflation goal is to attain an inflation rate similar to the rates observed in the Mexico's main trading partners economies, by the end of 2003.

Structural Change

The second approach that the Mexican government has taken to bolster the economy over the long-term has been structural change. The Mexican economy has evolved from being one of the most closed economies in the world to one of the most open. The main difference between Mexico and other emerging markets is that Mexico is part of NAFTA, a free trade agreement with the United States and Canada. Since 1994, NAFTA has brought many benefits to the Mexican economy. For example, it allowed for unprecedented growth in manufacturing exports, from $41.69 billion in 1993 to $142 billion in 2002 which represented 88.4% of the country's global exports. Moreover, Mexico has moved ahead of Japan as the United States second largest trading partner. In 2002, Mexican goods accounted for 11.2% of total U.S. imports. NAFTA has given Mexican products guaranteed access to the U.S. market. For example, despite currency devaluations among what are called "Asian Tigers" and the Euro Zone, Mexican exports to the U.S. have been on the rise. Since the enactment of NAFTA, Mexico has amassed a $136.6 billion trade surplus with the U.S.

Another positive aspect of NAFTA is that it has encouraged foreign direct investment in Mexico. Before NAFTA, Mexico received an average of $4.5 billion per year in foreign direct investment. After NAFTA took effect, foreign direct investment averaged an annual $13.2 billion. In 2002, foreign direct investment totaled $13.6 billion. Foreign investment was the equivalent of 97.0% of the current account deficit, reducing the vulnerability in the balance of payments.

However, Mexico has not limited its global economic and trade strategies to the It is continually seeking to diversify its foreign trade by pursuing free trade agreements with the European Union, Israel and Central and South America.

Another key structural measure that has been adopted is the privatization of government owned and operated industries. This process began during the previous presidential administration and has continued under the current administration. Some of the sectors that have been privatized include the railways, airports, and local telephone service. In addition, the administration of President Vicente Fox is seeking Congressional support for privatizing the petrochemical industry and private investors have been invited to participate in the generation of electrical power.

Reform of the Mexican pension system is an additional structural change that the Mexican Economy is currently undergoing. The government is focusing its efforts in this area to increase the level of domestic savings, so as to ensure a dignified standard of living for retired Mexican workers and to increase the amount of long-term resources that can be channeled to the private sector. In 2002, 27.1 million workers were registered in the Mexican pension system, contributing $32.7 billion that represented 4.9% of GDP.

Finally, to prevent the effects of adverse economic conditions from being magnified through the nation's banking system and threatening the Mexican economy, a sweeping reform of the banking sector has taken place. In this regard, the government has focused its efforts on protecting depositors' savings, looking for ways to encourage bank capitalization, and relaxing laws to allow Mexican banks to merge with foreign-owned banks. In addition, the government is in the process of implementing programs to recover the assets transferred to the Federal Savings Protection Funds (IPAB) by banks as part of their capitalization programs to reduce fiscal costs of the banking system to benefit other sectors of the Mexican economy. In addition, regulatory authorities imposed new capitalization rules to the banking system, with the purpose of raising capitalization and accounting standards to international levels. These rules should be implemented by the start of 2003.

After the financial crisis that afflicted the Mexican banking system in the past few years, at this time the Mexican banking system has increased its operating efficiency and has a higher quality of capital and assets. For these reasons foreign banks increased their participation in the Mexican financial system. In 2000, Spanish banks Banco Bilbao Vizcaya Argentaria and Banco Santander Central Hispano purchased a majority stockholder position in Bancomer and Serfin, the second and third largest banks in Mexico, respectively. In 2001, Citigroup acquired all of the outstanding shares of Banamex and Bank of Nova Scotia acquired a majority stockholder position in Inverlat In November 2002 the British group HSBC purchased a 97% stockholder position in GFBital and at the end of the year Bank of America purchased a 25% stake of shares of Santander Mexicano. At the end of 2002 the banking system past-due/total loans ratio was only 4.56%, the provision reserves to past-due/loans ratio increased from 123.5% in 2001 to 138.1% and the net capitalization ratio (net capital/assets under risk) for the system was 15.5%.

In summary, the combined application of prudent and sound economic policies and ongoing structural reform are the main reasons for Mexico's impressive recovery from the serious economic crisis that hit the country in 1995. Today, the outlook for the Mexican economy is very different from the one that prevailed in 1995. Led by the export sector, which has been joined more recently by domestic industries, economic activity has made a remarkable comeback. Between 1996 and 2002, the Mexican economy has grown at an aggregate rate of 29.8%. In addition, nearly 5.3 million jobs were created in the private sector since the economy's lowest point in the fall of 1995. A total of $112.0 billion of foreign direct investment has flowed into to the economy since 1995, and private investment now represents 18.9% of GDP.

Recent Events

During the first months of 2003, the Mexican economy displayed some signs of weakness mainly due to the decline of foreign demand for Mexican goods. However, despite this weakness, first-quarter GDP increased 2.3%, a mere 0.5% decline compared to the same period a year earlier. In fact, there are already some signs of a recovery, such as an increase in consumption, and a better investment environment and, therefore, we anticipate an economic recovery starting in the third quarter of 2003.

Nevertheless inflation has continued its downward trend as a result of a tight monetary policy, consolidating as inflationary expectations decrease. Annual inflation was 5.3% at the end of April 2003 and inflation is expected to be 4.0% by 2004.

The reduction in U.S. interest rates and the downward trend of Mexican inflation has strengthened the positive expectations of the economy allowing a nominal and real appreciation in the exchange rate and a substantial reduction in the interest rates during 2003. In the first five months of the year, the peso maintained almost the same level as of December 2002, while benchmark interest rates fell below 5%, reaching new historic lows.

Public finances flourished at the end of April 2003, mainly due to higher than anticipated public revenues resulting from increased international oil prices.

Nevertheless, there remains a need to combine the fiscal tightening implemented earlier this year with measures aimed at reducing public- sector dependence on oil revenues.

Outlook

The consensus estimate among private sector analysts is for a 2.2% GDP growth in 2003, surpassing the 0.9% rate in 2002. Inflation is expected to continue to ease and finish 2003 at 4.0%, at the high end of the target range provided by Banco de Mexico for the year. Experts tend to concur that the Mexican economy is showing clear signs of a recovery beginning in the second half of 2003 largely powered by the revived demand for Mexican exports implied by the revival of the U.S. economy and the likelihood of a fast-paced recovery in domestic spending.

Peso Performance

During 1999, 2000 and 2001, the peso strengthened against the dollar. During 2002, however, the peso depreciated 13.0% due to the weakness of the economy in the region. This depreciation continued, dipping an additional 9% during the first months of 2003 as a result of the geopolitical risk of the war in Iraq. Nevertheless, once this uncertainty factor waned and the Banco de Mexico announced a program to sell international reserves, the peso rebounded to its December 2002 value.

Inflation

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% in December 1994 to 52% in December 1995.

Economic conditions in Mexico improved after 1995. The inflation rate fell to 27.7% in 1996, 15.7% in 1997 , 18.6% in 1998 and 12.3% in 1999. As of December 2000, the rate of inflation was only 9.0%. During 2001, the inflation rate was 4.4%, falling far short of the official target of 6.5% as a result of the relative stability of the Mexican currency and the first episodic bouts of declining prices Mexico has seen for many years. In 2002, the inflation increased to 5.7%, mainly due to the unbudgeted increase in electricity prices as well as a larger than expected price increase in agricultural products. The expected annual inflation for 2003 is 4.0%

C. Organizational Structure

Savia is a holding company and operates through its subsidiaries. Savia's principal subsidiaries are Seminis, Bionova and Omega. Seminis and Bionova are publicly traded U.S. companies and Omega is a privately held Mexican company. Savia owns a majority interest in both Seminis and Bionova and Omega is a wholly owned subsidiary. As of December 31, 2002, Savia owned 63.4% of the shares of common stock of Seminis and controlled 78.9% of the voting power. As of December 31, 2002, Savia owned 76.6% of the outstanding shares of common stock of Bionova.

During 2001, as part of its debt restructure plan, Savia sold the three operating subsidiaries of Empaq and its remaining 51% interest in SCA.

As part of the restructuring of the current business segments, in December 2001, Bionova S.A. de C.V., which owned the shares of Bionova International, was merged with Empaques Ponderosa, with the latter as the surviving company. In the same month, Empaques Ponderosa sold the shares of Bionova International to Agromod S.A. de C.V. Also in December 2001, the Company decided to concentrate its stock ownership of Bionova Holding and Empaques Ponderosa in two foreign subsidiaries; AG-Biotech Capital LLC and M&L Accountants B.V. (which changed its name in May 2002 to Savia Holding B.V.), respectively.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed a press release relating to the proposed sale by Savia of its interest in Seminis. For a description of the transaction and the related press release, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

D. Property, Plant and Equipment

The Company's principal office is located at Río Sena 500 Pte., Colonia del Valle, San Pedro Garza Garcia, N.L., C.P. 66220, Mexico, and its telephone number is (52-81) 8173-5500.

Seminis

As used in the Seminis Property, Plant and Equipment Section, unless the context otherwise requires, the terms "Seminis," "we," "our" and "us" refer to Seminis, Inc. and its consolidated subsidiaries. Due to the seasonality and the natural operating cycle of Seminis' business, the fiscal year end for Seminis and its subsidiaries is September 30.

In fiscal year 2000, we relocated to our new worldwide headquarters and processing facility located in Oxnard, California. This facility is equipped with some of the highest quality, state-of-the-art, seed processing equipment and has been specifically designed for optimum storage conditions for vegetable and fruit seeds, to further ensure high quality seed inventory. Within the production process, we directly control significant, open-field production capacity in Chile, Mexico and Peru on land predominantly owned by us. Our main greenhouse production facilities are located in Mexico, on sites owned by us, and in Chile, the Netherlands and France, on sites owned by us, but contracted out to third parties who grow seeds exclusively for us.

We maintain 25 facilities throughout the world, equipped to handle activities such as seed harvesting, cleaning, sizing, treating, testing and packaging. In addition to our worldwide headquarters, we own and operate production and processing facilities in Idaho, Washington, Chile, France, New Zealand, South Africa, South Korea, Thailand, the Netherlands, Brazil, Italy, India and Hungary.

Bionova

ABSA owns approximately 4,764 acres of agricultural land in Sinaloa, Sonora, Michoacán, Baja California Sur and several other states in Mexico. ABSA leases approximately 1,474 acres of land in Baja California. ABSA currently is trying to sell 146 acres of the land it owns in Sinaloa as this land is no longer considered important to the ongoing operations of its business. ABSA is also trying to settle a mortgage obligation with a Mexican bank by exchanging the land in Michoacán for a release of its obligation. Some of ABSA's land is the subject of a legal dispute. See "Legal Proceedings."

Bionova Produce, Inc. owns warehouse and office space in Nogales, Arizona. The other subsidiaries of IPHC lease office and warehouse space.

Omega

Omega owns a parcel of undeveloped land of approximately 1,800 acres outside of Monterrey, Mexico.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements , and notes thereto, included elsewhere herein. The Company's financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income (loss) and stockholders equity. Under Statement B-10, financial data for all periods in such financial statements have been restated in constant pesos as of December 31, 2002. In May and June 2001 the Company sold its Packaging Business and its interest in SCA, respectively. In accordance with Mexican and U.S. GAAP the net assets and results of operations of these business are included in the Company's financial statements are restated to reflect the net assets and results of operations of these sold businesses as discontinued operations.

SEMINIS OVERVIEW

As used in the Seminis Overview Section, unless the context otherwise requires, the terms "Seminis," "we," "our" and "us" refer to Seminis, Inc. and its consolidated subsidiaries. Due to the seasonality and the natural operating cycle of Seminis' business, the fiscal year end for Seminis and its subsidiaries is September 30.

Seminis was formed in 1994 to consolidate various industry-leading vegetable and fruit seed brands into one consumer-oriented producer and marketer of vegetable and fruit seeds. Our core business was created through the acquisition of the Asgrow seed business in December 1994 and the subsequent combination of the Asgrow business with the Petoseed and Royal Sluis seed businesses in October 1995. Since our formation, we have been at the forefront of the consolidation of the vegetable and fruit seed industry and have completed ten acquisitions.

Our rapid growth through acquisitions created a highly complex operation that impacted our results. An increasing level of inventory and accounts receivable as well as production and quality assurance difficulties were the primary operating problems that resulted in us experiencing severe financial difficulties over the past several years.

Global restructuring and optimization plan

In February 2000, we announced a cost-saving initiative designed to streamline operations, increase utilization of facilities and improve efficiencies. The first phase of the initiative, which commenced in fiscal year 2000 and focused on North American operations, was completed by the end of fiscal year 2001. In June 2001, we commenced the second phase, which was targeted at our global operations and expanded the phase to cover additional headcount reductions and to consolidate our facilities in Holland. The key elements to the global restructuring and optimization plan involve:

    reorganizing our ten legacy seed companies into four geographical regions;
    selling or consolidating certain operation and production facilities;
    reducing headcount that results from the reorganization and from facility consolidation;
    rationalizing our product portfolio;
    implementing an advanced logistics management information system; and
    divesting non-strategic assets.

In connection with phase one of the global restructuring and optimization plan, we recorded nonrecurring pre-tax charges to operations of approximately $34.4 million for restructuring costs during fiscal year 2000 that included severance and other exit costs, inventory write-downs and costs associated with streamlining our products portfolio. Of this amount, $18.4 million was included in cost of goods sold for inventory write-downs. The remaining $16.0 million was included in selling, general and administrative expenses and consisted primarily of severance costs. The total phase one and initial phase two severance charges related to a planned 600-employee reduction worldwide in both operational and administrative groups.

As part of the implementation of the expanded second phase of our global optimization plan, we recorded a pre-tax charge of $12.0 million in selling, general and administrative expenses in the third quarter of fiscal year 2001. This charge primarily related to severance and related costs resulting from an additional planned 250-employee reduction worldwide in both operational and administrative groups. In fiscal year 2001, we also recorded non-cash inventory write-downs of $58.2 million in cost of goods sold in order to comply with more stringent seed quality standards and to further rationalize our product portfolio from 6,000 to 4,000 varieties. We believe we have established adequate reserves for all of the remaining costs and expenses related to our global restructuring and optimization plan.

The remaining components of the restructuring accruals are as follows:

	Charges 2000	Amounts incurred 2000	Balance at September 30, 2000	Additional Charges 2001	Amounts incurred 2001	Balance at September 30, 2001	Additional charges 1st half 2002	Amounts incurred 2002	Balance at Sept 30, 2002
Severance and related expenses	$14.0	$ (1.8)	$12.2	$12.0	$(12.3)	$11.9	$---	$(8.6)	$3.3
Inventory write-downs	18.4	(18.4)	---	58.2	(58.2)	---	---	---	---
Other	2.0	(2.0)	---	---	---	---		---	---
Total	$34.4	$(22.2)	$12.2	$70.2	$(70.5)	$11.9	$0.0	$(8.6)	$3.3

To date, there have been no material adjustments to amounts accrued under the plan.

Improved financial performance

As a result of the implementation of the global restructuring and optimization plan, we have significantly improved our cash flows and established the basis for future profitable operations through:

    decreased operating expenses primarily through a reduction in global headcount and the consolidation of production and operations facilities;
    improved collections of accounts receivable;
    reduced inventory purchases resulting from improved forecasting and inventory controls; and
    the sale of non-core assets.

Together with price increases that we implemented in April 2001, during fiscal year 2002, we:

    reduced our debt by $57.6 million
    reduced operating expenses as a percentage of sales by 7.9%; and
    generated positive cash flows from operations of approximately $38.1 million.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed a press release relating to the proposed sale by Savia of its interest in Seminis. For the text of the press release, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

BIONOVA OVERVIEW

As used in the Bionova Overview Section, unless the context otherwise requires, the terms "Bionova," "Bionova Holding" and the "Company" refer to Bionova Holding Corporation.

For operating and financial reporting purposes, the Company historically has classified its business into three fundamental areas: (1) Farming, which consists principally of 100% interests in Company-owned fresh produce production facilities and joint ventures or contract growing arrangements with other growers; (2) Distribution, consisting principally of interests in sales and distribution companies in the United States and Canada; and (3) Research and Development (or Technology), which until its shut down in June 2002 consisted of business units focused on the development of fruits and vegetables and/or intellectual properties associated with these development efforts. The Farming and Distribution segments are collectively referred to as the Fresh Produce Business.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (''FASB'') issued Statement of Financial Accounting Standards ("SFAS") No. 145, ''Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections'' which eliminates inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and for transactions occurring after May 15, 2002. The Company does not expect adoption of SFAS No. 145 to have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, ''Accounting for Exit or Disposal Activities'' which addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, ''Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).'' SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect adoption of SFAS No. 146 to have a material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002.  The interim disclosure requirements are effective for interim periods beginning after December 15, 2002.  The adoption of this standard had no material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities.  The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.  The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.  The adoption of this standard had no material impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

Impairment Of Goodwill And Intangible Assets

In December 2001, in connection with its ongoing review of business operations, the Company conducted a strategic and financial examination of its business segments. This examination triggered an impairment review of certain long-lived assets, including goodwill, patents and trademarks. The Company calculated the present value of expected cash flows of its fresh produce and technology businesses to determine the fair value of those assets. Accordingly, the Company recorded charges of $21.9 million and $8.0 million for the impairment of its goodwill and patents and trademarks, respectively, related to the fresh produce and technology businesses. The Company's technology assets became impaired because of (i) the decision to terminate VPP's breeding program and dispose of the related assets and (ii) the change in DNAP's technology strategy from a focus on quality trait improvements and the commercialization of fruits and vegetables using these traits to a technology program focused on disease and nematode resistance traits with value deriving from the sale or licensing of these traits. The Company's fresh produce assets were determined to have become impaired based on the future outlook for cash flows of the fresh produce business taking into account its failure to generate a positive annual cash flow in each of the past six years and an analysis of the reasons underlying this performance failure. The various components of these impairment charges are broken out by business segment in the discussion which follows.

SAVIA RESULTS OF OPERATIONS

The Company's two principal segments are Agrotechnology and Real Estate. The discussion is based upon financial information prepared in accordance with Mexican GAAP.

To better reflect Seminis' seasonality and natural operating cycle, the fiscal year end of Seminis and its subsidiaries is September 30. Up until December 31, 1998 the results of operations of Seminis were consolidated by the Company with a three-month lag. Effective January 1, 1999, the Company elected to eliminate the lag period and consolidate the results of operations of Seminis concurrent with those of its other operations. The results of operations for the last calendar quarter of 1998 for Seminis was recorded directly into the stockholders' equity of the Company.

The Company is engaged in the agrotechnology business through Seminis and Bionova, and in the real estate business through Omega. Both the Seminis and the Bionova businesses are highly seasonal. Seminis and Bionova are U.S. companies and as such, most of their revenues are denominated in U.S. dollars. Omega is a Mexican company and as such, most of its revenues are denominated in pesos.

The divestiture of SCA and the subsidiaries of Empaq has been accounted for as a disposal of business segments, and accordingly their operations have been segregated in the accompanying statement of income under the caption "Discontinued operations."

In order to achieve its position as the premier fruit and vegetable seed company, Seminis has completed nine acquisitions to date and has incurred significant expenses related to the development of its corporate infrastructure, including its human resource function, information systems, brand marketing, and its research and development capabilities. The Company's results of operations have been affected by the impact of acquisition accounting under purchase accounting principles; interest expense attributable to acquisition financing; exposure to foreign currency fluctuations; and changes in its customer and product mix.

Mexican inflation accounting requires, among other matters, determination of comprehensive financing (cost) income, which is composed of interest expense, interest income, foreign exchange gains or losses and monetary position gain or loss. The monetary position gain or loss account is used to reflect the effect of inflation on a company's monetary assets and liabilities. By determining a company's net monetary position (monetary assets minus monetary liabilities) and applying inflation index for the period under consideration, the impact of inflation on a company's balance sheet may be quantified. Thus, if monetary liabilities are larger than monetary assets, the company will recognize a gain from inflation as its liabilities will be worth less upon repayment due to the reduced value of the currency from inflation. If monetary assets exceed monetary liabilities, on the other hand, the company will recognize a loss as its monetary assets will be worth less in terms of purchasing power.

The dollar amounts contained in the following discussions have been provided for convenience purposes only. Figures in pesos for 2002, 2001 and 2000 are translated at an exchange rate of Ps. 10.361 to $1.00, the effective exchange rate at the end of December 31, 2002, as published by Banco de Mexico.

The following tables set forth selected income statement data for the three years ended December 31, 2000, 2001 and 2002, expressed as a percentage of net sales.

	For the Year Ended December 31,
	2000		2001		2002
Income Statement Data	Ps.	%	Ps.	%	Ps.	%
MEXICAN GAAP :
Net Sales	8,541	100.0%	7,405	100.0%	6,587	100.0%
Cost of Sales	5,458	63.9%	4,657	62.9%	3,345	50.8%
Gross Profit	3,083	36.1%	2,748	37.1%	3,242	49.2%
Operating Expenses	4,061	47.6%	3,331	45.0%	2,867	43.5%
Operating Income (loss)	(978)	(11.5)%	(583)	(7.9)%	375	5.7%

For the Year Ended December 31,
	2000		2001		2002
Segment Data	Agrotechnology	Other	Agrotechnology	Other	Agrotechnology	Other
Revenue from Unaffiliated Customers	Ps. 7,900	Ps. 641	Ps. 7,098	Ps. 307	Ps. 6,176	Ps. 411
Operating Income (loss)	Ps. (640)	Ps. (338)	Ps. (290)	Ps. (293)	Ps. 507	Ps. (132)

Year ended December 31, 2002 Compared to December 31, 2001

Net Sales

Net sales decreased 11.0% from Ps. 7,405 million ($715 million) in 2001 to Ps. 6,587 million ($636 million) in 2002. Total revenues in currencies other than pesos in 2002 were approximately 93% of net sales or $590 million, compared to 94% of net sales or $670 million in 2001. The agrotechnology and real estate and other divisions accounted for 94%, and 6%, respectively, of net sales in 2002. In 2001, the agrotechnology and real estate and other divisions accounted for 96% and 4%, respectively.

In 2002, net sales of the agrotechnology division decreased 13% to Ps. 6,177 million ($596 million) from Ps. 7,098 million ($685 million) in 2001.

Net sales by Seminis decreased 1% from Ps. 4,752 million ($459 million) in 2001 to Ps. 4,727 million in 2002 ($456 million), mainly due to the impact of negative currency fluctuations relating to weakness in the Euro, Argentinean Peso and Brazilian Real versus the United States Dollar during 2002. In addition, the sales of 2001 include net sales from non-core business divested in January 2002.

Net sales by Bionova decreased 37% from Ps. 2,177 million ($210 million) in 2001 to Ps. 1,366 million ($132 million) in 2002. The revenue decline was a consequence of the sale of Interfruver, in November 2001, which sold $79 million for the ten months that it was a part of Bionova in 2001 and to a significant contraction in volumes.

Other agrobusiness sales decreased 51% from Ps. 169 million ($16 million) in 2001 to Ps. 83 million ($8 million) in 2002, due to the close of business of Agroservicios Mega S.A de C.V.

Net sales by Real Estate increased from Ps. 178 million ($17 million) in 2001 to Ps. 197 million ($19 million) in 2002 generally reflecting better prices and higher levels of sales. Net sales of other business increased 67% from Ps. 128 million ($12 million) in 2001 to Ps. 213 million ($21 million) in 2002 primarily resulting from the sale of non-core assets.

Cost of Sales

Cost of sales for 2002 decreased 28% from Ps. 4,657 million ($450 million) to Ps. 3,345 million ($323 million) in 2001. The agrotechnology and the real estate and other divisions accounted for 97% and 3%, respectively, of cost of sales for 2001, and the agrotechnology and the real estate and other divisions accounted for 94% and 6%, respectively, of cost of sales in 2002.

Cost of sales of the agrotechnology division decreased from Ps. 4,504 million ($435 million) in 2001 to Ps. 3,159 million ($305 million) in 2002. Cost of sales at Seminis decreased by 26% from Ps. 2,426 million ($234 million) in 2001 to Ps. 1,793 million ($173 million) in 2002. This decrease was mainly due to that during 2001 Seminis recorded a Ps. 613 million ($59 million) of non-cash charges taken in conjunction with the Seminis' Global Restructuring and Optimization Plan. Bionova decreased its cost of sales by 33% from Ps. 1,952 million ($188 million) in 2001 to Ps. 1,304 million ($126 million) in 2002, mainly due to the lower level of operations after the sale of Interfruver.

Real Estate increased its cost of sales by 29% from Ps. 102 million ($10 million) in 2001 to Ps. 131 million ($13 million) in 2002. Cost of sales of other business increased 5% from Ps. 52 million ($5 million) in 2001 to Ps. 55 million ($5 million) in 2002.

Gross Profit

The Company's gross margin increased by 18% in 2002 to Ps. 3,242 million ($313 million) from Ps. 2,748 million ($265 million) in 2001, mainly due to a 26% increase in Seminis' gross margin in 2002.

The gross margin of the agrotechnology division increased by 16% from Ps. 2,595 million ($250 million) in 2001 to Ps. 3,018 million ($291 million) in 2002. The gross margin of Seminis increased by 26% from Ps. 2,326 million ($225 million) in 2001 to Ps. 2,935 million ($283 million) in 2002. Gross profit of Bionova decreased by 72% from Ps. 225 million ($22 million) in 2001 to Ps. 63 million ($6 million) in 2002.

Gross profit for Real Estate decreased 14% from Ps. 77 million ($7 million) in 2001 to Ps. 66 million ($6 million) in 2002. Gross profit of other business increased 109% from Ps. 76 million ($7 million) in 2001 to Ps. 159 million ($15 million) in 2002.

Operating Expenses

Operating expenses decreased by 14% from Ps. 3,331 million ($321 million) in 2001 to Ps. 2,867 million ($277 million) in 2002.

The agrotechnology division decreased its operating expenses by 13% from Ps. 2,885 million ($278 million) in 2001 to Ps. 2,511 million ($242 million) in 2002. Operating expenses of Seminis decreased 6% from Ps. 2,421 million ($234 million) in 2001 to Ps. 2,266 million ($219 million) in 2002 primarily due to significant severance payments, consulting fees and facility consolidating costs relating to restructuring initiatives incurred in 2001. Operating expenses of Bionova decreased 44% from Ps. 281 million ($27 million) in 2001 to Ps. 158 million ($15 million) in 2002, mainly due to the divestiture of Interfruver in 2001 and the shut down of the research and development at DNA Plant Technology in June 2002.

Real Estate increased its operating expenses by 81% from Ps. 32 million ($3 million) in 2001 to Ps. 58 million ($6 million) in 2002. Operating expenses of other business decreased 28% from Ps. 414 million ($40 million) in 2001 to Ps. 298 million ($29 million) in 2002.

Operating Income

Operating income changed 164% from a loss of Ps. 583 million ($56 million) in 2001 to an income of Ps. 375 million ($36 million) in 2002. Operating income of the agrotechnology division increased 274% from Ps. 507 million ($49 million) in 2002 from a loss of Ps. 290 million ($28 million) in 2001. Operating income of Seminis increased 807% to Ps. 668 million ($65 million) in 2002 from a loss of Ps. 95 million ($9 million) in 2001. Bionova losses increased from Ps. 56 million ($5 million) in 2001 to Ps. 95 million ($9 million) in 2002.

Operating income of Real Estate decreased from Ps. 45 million ($4 million) in 2001 to Ps. 8 million ($1 million) in 2002. Operating loss of other business decreased 59% from Ps. 338 million ($33 million) in 2001 to Ps. 140 million ($13 million) in 2002.

Severance and Other Termination Costs

The Company recorded severance and termination costs for Ps. 388 million ($37 million) in 2001. This was mainly due to the reduction in staff of the Company after the divestiture of SCA and the packaging business in 2001, which severance and termination costs amounted to Ps. 262 million ($25 million). The remaining amount of Ps. 126 million ($12 million) were mainly incurred by Seminis, due to the process associated with its Global Restructuring and Optimization Plan.

Comprehensive Financial Income (Cost) and Other

The Company's net comprehensive financing cost decreased from Ps. 608 million ($59 million) in 2001 to Ps. 52 million ($5 million) in 2002. The total debt of the Company decreased from $398 million in 2001 to $356 million in 2002 resulting in a 55% decrease in financial expenses, from Ps. 941 million ($91 million) in 2001 to Ps. 423 million ($41 million) in 2002. Financial income decreased 46% from Ps. 312 million ($30 million) in 2001 to Ps. 168 million ($16 million) in 2002 mainly due to a decrease of the account receivables balance from related parties which were reserved in September 2002. In 2002, the Company's monetary liabilities exceeded monetary assets resulting in a gain in monetary position of Ps. 9 million ($1 million) compared to a gain in monetary position of Ps. 131 million ($13 million) in 2001.

Other expenses net in 2002 were Ps. 1,721 million ($166 million) compared to Ps. 990 million ($96 million) in 2001. During 2002 the Company recorded reserves for Ps. 1,430 million ($138 million) related to the divestiture of Desarrollo Forestal ($40 million) and doubtful accounts with related parties ($98 million).

Provision for Income Tax and Employees' Profit Sharing

The Company incurred a net income tax liability of Ps. 34 million ($3 million) in 2002 compared to Ps. 115 million ($11 million) in 2001.

The deferred income tax liability decreased from Ps. 521 million ($50 million) in 2001 to Ps. 6 million ($1 million) in 2002. The decrease was mainly due to that during 2001, Seminis recorded deferred tax for Ps 312 million ($30 million)related to net operating loss carry-forwards in the Netherlands and the United States.

Income (Loss) from Continuing Operations

Losses from continuing operations decreased from Ps. 3,205 million ($309 million) in 2001 to Ps. 1,438 million ($139 million) in 2002, due to the reasons set forth above.

Discontinued Operations

Income from discontinued operations was Ps. 718 million ($69 million) in 2002, compared to a loss of Ps. 767 million ($74 million) in 2001. During 2002, the Company reversed an income tax liability provision recorded in 2001 related to the divestiture of Empaq's subsidiaries.

Net (Loss) Income

Consolidated loss before minority interest for the Company was Ps. 720 million ($69 million) in 2002 compared to a loss of Ps. 3,972 million ($383 million) in 2001. Minority interest in earnings of subsidiaries changed from a loss of Ps. 1,004 million ($97 million) in 2001 to a profit of Ps. 60 million ($6 million) in 2002.

Year ended December 31, 2001 Compared To Year ended December 31, 2000

Net Sales

Net sales decreased 13% from Ps. 8,541 million ($824 million) in 2000 to Ps. 7,405 million ($715 million) in 2001. Total revenues in currencies other than pesos in 2001 were approximately 94% of net sales or $670 million, compared to 89% of net sales or $735 million in 2000. The agrotechnology and real estate and other divisions accounted for 96% and 4%, respectively, of net sales in 2001, compared to 92% and 8%, respectively, in 2000.

In 2001, net sales of the agrotechnology division decreased 10% to Ps. 7,098 million ($685 million) from Ps. 7,899 million ($762 million) in 2000.

Net sales by Seminis decreased 8% from Ps. 5,178 million ($500 million) in 2000 to Ps. 4,752 million in 2001 ($459 million). Even though the sales of the core seed business increased by 1%, this increase was more than offset by eliminating the sales of the non-core businesses sold in 2001 and the adverse effect of the currency exchange rate fluctuation.

Net sales by Bionova decreased 10% from Ps. 2,431 million ($235 million) in 2000 to Ps. 2,177 million ($210 million) in 2001. The revenue decline was a consequence of the sale of Tanimura Distributing Inc. in February 2001, which had sales of $30 million in 2000, and the sale of Interfruver in November 2001, which sold $22 million more on behalf of the Company in 2000, as compared with the January through October period of 2001. Other agribusiness sales decreased 42% from Ps. 291 million ($28 million) in 2000 to Ps. 169 million ($16 million) in 2001, due to the close of business of Agroservicios Mega S.A. de C.V.

Net sales by Real Estate decreased from Ps. 293 million ($28 million) in 2000 to Ps. 178 million ($17 million) in 2001. Net sales of other business decreased 63% from Ps. 348 million ($34 million) in 2000 to Ps. 128 million ($12 million) in 2001.

Cost of Sales

Cost of sales for 2001 decreased from Ps. 5,458 million ($527 million) in 2000 to Ps. 4,657 million ($450 million). The agrotechnology and real estate - other divisions accounted for 97% and 3%, respectively, of cost of sales for 2001 and 94% and 6%, respectively, of cost of sales for 2000. Cost of sales as a percentage of net sales decreased from 64% in 2000 to 63% in 2001.

Cost of sales of the agrotechnology division decreased from Ps. 5,153 million ($497 million) in 2000 to Ps. 4,504 million ($435 million) in 2001. Cost of sales of Seminis decreased by 7% from Ps. 2,605 million ($251 million) in 2000 to Ps. 2,426 million ($234 million) in 2001. During 2001, Seminis recorded charges of Ps. 613 million ($59 million) taken in conjunction with the Company's Global restructuring and Optimization Plan whereby Seminis rationalized its product line from 6,000 to 4,000 varieties as well as imposed more stringent quality standards. Bionova decreased its cost of sales by 16% from Ps. 2,328 million ($225 million) in 2000 to Ps. 1,952 million ($188 million) in 2001, mainly due to the lower level of operations after the sale of Tanimura Distributing Inc. and Interfruver.

Real Estate decreased its cost of sales 40% from Ps. 169 million ($16 million) in 2000 to Ps. 102 million ($10 million) in 2001. Cost of sales of other business decreased 62% from Ps. 137 million ($13 million) in 2000 to Ps. 52 million ($5 million) in 2001.

Gross Profit

The Company's gross profit decreased by 11% in 2001 to Ps. 2,748 million ($265 million) from Ps. 3,083 million ($298 million) in 2000, mainly due to a decrease in Seminis' gross profit for 2001.

Gross profit of the agrotechnology division decreased by 6% from Ps. 2,747 million ($265 million) in 2000 to Ps. 2,595 million ($250 million) in 2001. Gross profit for Seminis decreased by 10% from Ps. 2,572 million ($248 million) in 2000 to Ps. 2,326 million ($225 million) in 2001. Gross profit of Bionova increased by 119% from Ps. 103 million ($10 million) in 2000 to Ps. 225 million ($22 million) in 2001.

Gross profit by Real Estate decreased 38% from Ps. 125 million ($12 million) in 2000 to Ps. 77 million ($7 million) in 2001. Gross profit of other business decreased 64% from Ps. 212 million ($20 million) in 2000 to Ps. 76 million ($7 million) in 2001.

Operating Expenses

Operating expenses decreased by 18% from Ps. 4,061 million ($392 million) in 2000 to Ps. 3,331 million ($321 million) in 2001. As a percentage of net sales, operating expenses decreased from 48% in 2000 to 45% in 2001.

The agrotechnology division decreased its operating expenses 15% from Ps. 3,387 million ($327 million) in 2000 to Ps. 2,885 million ($278 million) in 2001. Operating expenses of Seminis decreased 15% from Ps. 2,837 million ($274 million) in 2000 to Ps. 2,421 million ($234 million) in 2001. Operating expenses of Bionova decreased by 20% from Ps. 349 million ($34 million) in 2000 to Ps. 281 million ($27 million) in 2001, mainly due to significant staffing reductions in the fresh produce and research and development segments.

Real Estate decreased its operating expenses 27% from Ps. 44 million ($4 million) in 2000 to Ps. 32 million ($3 million) in 2001. Operating expenses of other business decreased 34% from Ps. 631 million ($61 million) in 2000 to Ps. 414 million ($40 million) in 2001.

Operating Income

The Company's operating loss decreased 40% from Ps. 978 million ($94 million) in 2000 to Ps. 583 million ($56 million) in 2001. Operating loss of the agrotechnology division decreased 55% from Ps. 640 million ($62 million) in 2000 to Ps. 290 million ($28 million) in 2001. Operating income of Seminis decreased 64% from Ps. 265 million ($26 million) in 2000 to Ps. 95 million ($9 million) in 2001. Bionova losses decreased from Ps. 247 million ($24 million) in 2000 to Ps. 56 million ($5 million) in 2001.

Operating income of Real Estate decreased from Ps. 81 million ($8 million) in 2000 to Ps. 45 million ($4 million) in 2001. Operating loss of other business decreased 19% from Ps. 419 million ($40 million) in 2000 to Ps. 338 million ($33 million) in 2001.

Severance and Other Termination Costs

Severance and termination costs increased to Ps. 388 million ($37 million) in 2001, from Ps. 152 million ($15 million) in 2000. This increase was mainly due to the reduction in staff of the Company after the divestiture of SCA and the packaging business in 2001, which severance and termination costs amounted to Ps. 262 million ($25 million). The remaining amount of Ps. 126 million ($12 million) in 2001 were mainly incurred by Seminis, due to the process associated with its Global and Optimization Plan.

Comprehensive Financial Income (Cost) and Other

The Company's comprehensive financing cost decreased from Ps. 745 million ($72 million) in 2000 to Ps. 608 million ($59 million) in 2001. The debt of the Company decreased from $970 million in 2000 to $398 million in 2001 resulting in a corresponding decrease in financial expenses by 40% from Ps. 1,578 million ($152 million) in 2000 to Ps. 941 million ($91 million) in 2001. Financial income decreased 23% from Ps. 406 million ($39 million) in 2000 to Ps. 312 million ($30 million) in 2001 mainly due to a decrease of the cash position of the Company which was $76 million at the end of 2000 and $35 million at the end 2001 and lower interest rates. In 2001, the Company's monetary liabilities exceeded monetary assets resulting in a gain in monetary position of Ps. 131 million ($13 million) compared to a gain in monetary position of Ps. 331 million ($32 million) in 2000.

Other expenses net in 2001 was Ps. 990 million ($96 million) compared to Ps. 813 million ($78 million) in 2000. During 2001, Bionova calculated the present value of expected cash flows of its fresh produce and technology businesses to determine the fair value of those assets. Accordingly, Bionova recorded charges of Ps. 233 million ($22 million) and Ps. 84 million ($8 million) for the impairment of its goodwill and patents and trademarks, respectively, related to the fresh produce and technology businesses. In addition, under Mexican GAAP the Company recorded Ps. 126 million ($12 million) related to the impairment recognized under U.S. GAAP.

Provision for Income Tax and Employees' Profit Sharing

The Company incurred a net income tax liability of Ps. 115 million ($11 million) in 2001 compared to a tax of Ps. 81 million ($8 million) in 2000.

Effective January 1, 2000 the Company adopted the revised D-4 Statement, and recorded Deferred Income Tax Liability of Ps. 521 million ($50 million) in 2001, compared to Ps. 555 million ($54 million) in 2000. During 2001, Seminis reassessed the likelihood of realizing certain deferred tax assets. Based on losses incurred during the quarter and projected for the year, Seminis increased its valuation allowance for deferred tax assets related to net operating loss carry-forwards in the Netherlands and the United States. Seminis recorded Ps. 312 million ($30 million) of deferred tax in June 2001.

Income (Loss) from Continuing Operations

Losses from continuing operations decreased from Ps. 3,324 million ($321 million) in 2000 to Ps. 3,205 million ($272 million) in 2001, due to the reasons set forth above.

Discontinued Operations

This amount is reflected net of income tax and employee' profit sharing and includes the results of operations of the Company's subsidiaries that were divested during 2001. Aluprint was sold in 2000, and SCA and Empaq in 2001. Loss from discontinued operations result was Ps. 767 million ($74 million ) in 2001, compared to a loss of Ps. 1,366 million ($132 million ) in 2000.

Net (Loss) Income

Consolidated loss for the Company decreased from Ps. 4,690 million ($453 million) in 2000 to Ps. 3,972 million ($346 million) in 2001.

Minority interest in earnings in subsidiaries decreased from a loss of Ps. 1,322 million ($128 million) in 2000 to a loss of Ps. 1,004 million ($97 million) in 2001.

B. Liquidity and Capital Resources

Savia is a holding company and its only material assets are its equity interests in its majority owned subsidiaries and its wholly owned subsidiary Omega. As a holding company, Savia has no source of income or cash flow other than dividends and distributions from its subsidiaries, Seminis, Bionova, and Omega and divestitures of fixed assets.

As discussed herein, Savia's subsidiaries, in the ordinary course of business, obtain different financing facilities.

Savia Liquidity and Capital Resources

Going Concern

The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2002, the Company incurred consolidated loss of Ps720 million (Ps3,972 million in 2001), (b) at December 31, 2002 current liabilities included bank loans of Ps2,328 million (equivalent to US$224.7 million) contracted by Seminis, Inc., the principal subsidiary, which mature on December 31, 2003, and have therefore been classified as current, (c) Bionova Holding Corp., another foreign subsidiary, whose total assets amounted to Ps815 million at December 31, 2002, has incurred significant losses from operations and operating cash flow deficiencies during the three years in the period ended December 31, 2002, and (d) at December 31, 2002 current liabilities include a syndicated loan contracted by Savia amounting to Ps883 million (equivalent to US$85 million), which matured on December 6, 2002; at the date of issuance of these financial statements, the Company is negotiating with its bank creditors a proposal to restructure such syndicated loan. In the event this debt restructuring process is not concluded satisfactorily, the Company will require to secure alternative sources of financing in order to deal with the resulting effects on its financial position and results of operations. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties

Sources and Uses of Cash

As of December 31, 2002, we had cash and temporary investments totaling Ps. 384 million. We invest our cash balances primarily in short-term instruments issued by major financial institutions.

Net resources used in operating activities were Ps. (439) million in 2002. Non-cash items reconciled to net income amounted to Ps. 588 in depreciation and amortization, Ps. 6 million in deferred income taxes and cancellation of the investment in Desarrollo Forestal for Ps. 415 million which were partially offset by Ps. (728) million in net uses of our working capital. In 2002, we had (1) a decrease in accounts receivable and tax recoverable of Ps. 17 million mainly due to efficiencies made in collecting trade accounts receivables amounting to Ps. 47 million which were partially offset by Ps. (30) million in asset tax recovered, (2) an increase in inventories of Ps. 170 million mainly due to the effect for holding of nonmonetary assets and (3) a decrease of Ps. 150 million in other assets mainly in prepaid expenses amounting to Ps. 86 million and assets held to be sold amounting to Ps. 40 million related to land properties held to be sold in Bionova, (4) a net decrease in accounts receivable to related parties and other accounts payable of Ps. 52, (5) a decrease in other accounts payable and accumulated expenses of Ps. 777 million mainly due to reverse an income tax liability provision recorded in 2001 related to Empaq's subsidiaries.

Net resources used in operating activities were Ps. (2,009) million in 2001. Non-cash items reconciled to net income amounted to Ps. 1,097 in depreciation and amortization and Ps. 521 million in deferred income taxes which were added by Ps. 341 million in net uses of our working capital. In 2001, we had (1) a decrease in accounts receivable and tax recoverable of Ps. 497 million mainly due to efficiencies made in collecting trade accounts receivables amounting to Ps. 492 million and an asset tax recovered amounting to Ps. 5 million, (2) a decrease in inventories of Ps. 1,003 million primarily because our non-recurring write offs related to our restructuring plan in Seminis and (3) a decrease of Ps. 106 million in other assets mainly due to the release of Ps. 95 million of our restricted cash that was collateralizing the Empaq debt and the decrease in prepaid expenses amounting to Ps. 56 million which were partially offset by the increase in assets held to be sold amounting to Ps. 45 million related to land properties held to be sold in Bionova, (4) a net decrease in accounts payable to related parties and other accounts payable of Ps. 1,082 million mainly due to the payments made to our affiliated notes and accrued interest to ING and, (5) a decrease in other accounts payable and accumulated expenses of Ps. 183 million.

Net resources generated in investing activities were Ps. (28) million in 2002. We had a net decrease in the sale of property, plan and equipment and intangible assets for Ps. 84 million which were offset by Ps. 112 in other net investments.

Net resources generated in investing activities were Ps. 16,616 million in 2001. In May and June 2001 we disposed of our insurance and packaging segments amounting to Ps. 14,851 million, we released our secured cash for the equity swaps amounting to Ps. 351 million and we also had a net decrease in the sale of property, plan and equipment, other net investments and intangible assets amounting to Ps. 1,414 million.

Net resources used in financing activities were Ps. 494 million in 2002. For the year ended December 31, 2002, we paid long-term debt, bank loans and other financings of Ps. 604 million by Seminis. The short-term debt increased by Ps. 134 mainly due to Seminis for Ps. 111 million. We had a decrease in accounts receivable from subsidiaries and related parties for Ps. 935 million mainly due to the reserve of doubtful accounts. Minority interest on continued operations increased to Ps. 97 million and we repurchased Ps. 87 million of owned shares.

Net resources used in financing activities were Ps. (14,966) million in 2001. For the year ended December 31, 2001, we paid long-term debt, bank loans and other financings of Ps. 6,182 million and recognized Ps. 2,093 million related to the equity swaps mark to market valuation. Additionally, we had a decrease in minority interest on the discontinued operations which amounted to Ps. 6,719 million, we repurchased Ps. 210 million of owned shares, which were partially offset by bank loans and other financings obtained during the year amounted to Ps. 238 million.

Because a large proportion of our sales are priced in U.S. Dollars, or are priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movements in foreign currency.

Indebtedness

As of December 31, 2002, our total debt was Ps. 3,910 million ($377 million), consisting of Ps. 3,742 million ($361 million) in short-term debt, including the current portion of long term-debt, and Ps. 168 million ($16 million) in long-term debt.

The following table sets forth the maturity profile of our indebtedness as of December 31, 2002:

Bank and Syndicated Debt

At December 31, 2002
Expected Maturities	Ps.
2003	3,742
2004	34
2005	29
2006	29
2007 and Thereafter	76

On June 27, 2001, the Company successfully completed negotiations with its creditors and entered into a Restructuring Agreement covering all of its outstanding Holding Company (unconsolidated) indebtedness -- the Equity Swaps, the Savia Bank Debt, and the Affiliate Notes. The Company used the available net proceeds from the sale of its interest in SCA and funds from Empaq to repay approximately $300 million of this indebtedness, and as of June 30, 2001, after giving effect to such repayment, the Company (excluding the debt of Savia to Empaq, its subsidiaries, Seminis and Bionova) had approximately $86 million of Restructured Debt.

Under the terms of the Restructuring Agreement: (i) the Company's obligations are secured by a pledge of the shares of Class C preferred stock of Seminis held by the Company and an additional capital contribution by the Company in Seminis; (ii) the maturity date of this indebtedness was October 31, 2002; (iii) there are no scheduled payments of principal or interest (except a single interest payment on July 31, 2002 with respect to the immediately preceding three month period); and (iv) payments of principal and interest will, subject to certain exceptions to provide additional funds to support investments in the businesses of the Company, be required to be made upon the sale of assets or the issuance of equity or debt securities by the Company.

The Company intends to sell additional assets to repay this indebtedness. The Company believes that its assets are greater than its remaining indebtedness under the Restructuring Agreement. As of December 31, 2002, under the Restructuring Agreement, the holding company debt amounted to Ps. 883 million ($85 million), maturing on December 6, 2002. As of December 31, 2002, the Company was not in compliance with certain covenants and was negotiating waivers with its banks.

Restrucutred Debt Settlement Agreement

On May 20, 2003, Savia executed a Debt Settlement Agreement that (i) extended the maturity date of the Restructured Debt until September 30, 2003, (ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions which include: (a) the sale of 78.3 million Seminis shares (including 37.7 million Seminis shares to be received by Savia under the Exchange Agreement) for $266 million, and after the repayment of the Restructured Debt, Savia will retain approximately $15.0 million and pay a cash dividend of $251.2 million, equivalent to $0.5338 per share, (b) Savia's receipt of $50.2 million from an affiliate, which combined with the approximately $15.0 million Savia will retain, will enable Savia to make the fixed payment of $65.2 million as repayment of the Restructured Debt and (c) the sale of 66.8 million Savia shares owned by a trust for the benefit of Savia to an affiliate.

Contribution Agreement

On May 30, 2003, Savia, Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo, Mexican SPC and the continuing stockholders entered into the Contribution Agreement with Seminis Acquisition. Pursuant to the terms of the Contribution Agreement, Savia has agreed to contribute to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock (including the shares being exchanged under the Exchange Agreement) in exchange for membership interests in Seminis Acquisition. Seminis Acquisition will sell its shares of Seminis common stock for $3.40 per share in cash following the merger and distribute to Savia aggregate cash proceeds of approximately $266.2 million.

If the Contribution Agreement and related transactions, including the merger, are not consummated by September 30, 2003, the Company will be in default under the Debt Settlement Agreement. There can be no assurance that the sale of Seminis contemplated under the Contribution Agreement will be completed by September 30, 2003. For a description of the conditions to the Contribution Agreement and related transactions, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

If the Contribution Agreement and related transactions are consummated, the Company will use $65.2 million of the funds received from such transactions to repay the Restructured Debt and $251.2 million to pay a cash dividend equivalent to U.S.$0.5338 per share of Savia common stock. In addition, the Company will no longer have any interest in Seminis, except, for a minimal interest in the case of the remote event described above under "Introduction - Sale of Seminis - Contribution Agreement", and its only remaining significant assets will be its subsidiaries, Bionova and Omega.

Bionova has incurred significant losses from operations in every year of its existence from 1996 through 2002 and has incurred operating cash flow deficiencies for each of the three years in the period ended December 31, 2002. The report of the independent accountants of Bionova with respect to the financial statements presented within Bionova's annual report on Form 10-K for the fiscal year ended December 31, 2002, concludes that "[Bionova] might not be able to continue as a going concern." For a information about Bionova's liquidity, see "ITEM 5 - Liquidity and Capital Resources - Bionova - Liquidity."

Omega is a real estate company engaged in the business of developing and selling parcels of land located near Monterrey, Mexico for residential housing. Omega had revenues of 197 million pesos in 2002 and 178 million pesos in 2001.

Seminis Credit Facility

On May 31, 2001, Seminis' lenders agreed with the financial plan and the terms to restructure its $310.0 million credit facility. Upon receipt of the amended Credit Agreement, long-term portions of the borrowings were reclassified from current liabilities to long-term liabilities. In October 2002, Seminis paid an additional $5.0 million of principal as required by the amended credit agreement; however, as of December 31, 2002, it had not completed a refinancing transaction in order to pay the remaining balance of $224.7 million. The lenders agreed to temporarily extend the term of the credit facility and in January 2003, another amendment was executed. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of December 31, 2002 to December 31, 2003, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings and revised covenant obligations. Interim principal obligations under the amendment included $3.0 million and $9.5 million due in the third and fourth quarters of fiscal year 2003, respectively. The remaining outstanding amount totaling $212.2 million will be due in the first quarter of fiscal year 2004. Upon receipt of the amended credit agreement, long-term portions of borrowings were reclassified from current liabilities to long-term debt as of September 30, 2002.

History of indebtedness

In April 1998, Savia entered into two total return equity swaps with respect to the Company's Class A Shares with The Chase Manhattan Bank London Branch and Nations Bank, N.A., each for a notional principal amount of $100 million with a final maturity date of April 2003. Pursuant to these equity swap agreements, if there is an increase in the underlying price of Class A Shares, Savia or its designee has the option to receive payment equal to the appreciation of the underlying stock or to buy, to the extent permitted under applicable law, the underlying stock at the notional principal amount from the banks. If there is a decrease in the price of Class A Shares, Savia or its designee will either pay the banks the amount of the depreciation or will buy back, to the extent permitted under applicable law, the underlying shares from the banks at the notional principal amount. Savia also has agreed to pay to the banks the product of six month U.S. dollar LIBOR plus a fixed spread of 175 basis points multiplied by the notional principal amount every six months and at maturity, less any cash dividends paid on the notional number of underlying shares. Savia initially deposited as collateral with the banks cash equal to 15% of the notional principal amount of the swaps and has agreed, if the price of the underlying Class A Shares declines by more than 10%, to deposit as additional collateral cash equal to 10% of the notional principal amount, and to deposit additional cash collateral equal to 5% of the notional principal amount for each subsequent 5% decline in share price. All of the additional deposits will be released at such time as the price of the Class A Shares exceeds by 20% the Class A Share price at the time of closing of the swaps. In May the then outstanding balance of the collateral deposit of approximately $32 million were applied to the balance of these contracts.

On the same dates, Savia entered into matching agreements with Conjunto Administrativo Integral, S.A. de C.V. ("CAI"), an affiliate of Savia, by which it assigned its rights and obligations under the equity swap agreements to CAI. However, Savia remains primarily liable to the banks for the obligations under these agreements. The material terms of the matching agreements with CAI differ from the swap agreements in that: (a) CAI will pay to Savia the product of six month U.S. dollar LIBOR plus a fixed spread of 275 basis points multiplied by the notional principal amount of the swaps every six months and at maturity; (b) on the termination date, CAI will pay to Savia a premium equal to 10% of the underlying stock's appreciation, if any; and (c) CAI will compensate Savia for any amount that Savia pays to the banks pursuant to either of the equity swap transactions. In October 2000, CAI cancelled these agreements and thereafter Savia will be totally liable to the banks under these agreements. In this transaction Savia waived its rights derived from the cancellation of this agreement.

In July 1998, Savia entered into a forward agreement with The Chase Manhattan Bank London Branch with respect to Empaq common stock for a notional amount of $40 million and with a final maturity of July 2001. Pursuant to this agreement, Savia has agreed to pay to the bank the product of six month U.S. dollar LIBOR plus a fixed spread of 0.185% multiplied by the notional amount of the Agreement every six months and at maturity, less any cash dividends paid on the notional number of underlying shares. At the maturity date, Savia will purchase from the bank the underlying Empaq common stock at the notional amount. Savia initially deposited as collateral with the bank cash equal to $8 million (20% of the notional amount) and has agreed, if the price of the underlying shares of Empaq common stock declines by more than 10%, to deposit as additional collateral cash equal to 10% of the notional amount of the agreement, and to deposit additional cash collateral equal to 5% of the notional amount of the agreement for each subsequent 5% decline in the price per share of impact common stock. During May 2001, in sight of the restructuring negotiations that Savia was pursuing, the bank and the Company agreed to apply the outstanding balance of the initial deposit, of approximately $9 million, to the notional amount under the agreement. Due to the fact that the subsidiaries of Empaq were divested in May, from the proceeds then received, a amount sufficient to covered the obligations under this agreement remains as cash available to Empaq.

On March 22, 1999, the Company issued $650 million of three year floating rate notes ("FRNs"). Of the proceeds received from the sale of the notes, $550 million was used to refinance $500 million of bank indebtedness assumed by the Company in the acquisition of SCA and $100 million was issued to Bionova and unconditionally guaranteed by Savia. Of the $550 million issued by Savia, $450 million was in the form of Tranche A Notes and $100 million was in the form of Tranche B Notes (collectively, the "Notes"). The Notes were secured by 51% of SCA's capital stock and by 49% of the capital stock of the Company's other subsidiaries.

Under the terms of the Note Purchase Agreement (the "Agreement"), Savia was required to maintain a year's worth of interest in an interest bearing reserve account. The Agreement also contained mandatory prepayments that were triggered if the Company issued additional debt or sold some of its assets.

Under the agreement, $100 million matured in December 1999. As of September 1999, the Company prepaid such amount in order to avoid a duration fee of 1% if the outstanding principal amount exceeded $550 million dollars on such date. The $100 million payment was provided a through loan from its subsidiary Empaq. As a result, Savia signed a promissory note with a final maturity of March 2003, bearing an interest rate equal to the FRNs.

On April 13, 2000, as part of the long-term partnership with ING Insurance International B.V., the Company sold its holding of 25.6% in SCA for $500 million. This amount plus the release of the interest reserve account mentioned above, were applied to fully prepay the FRNs, including the $100 million of Tranche C Notes relating to Bionova. As a result, Bionova signed a promissory note to Savia with similar terms and conditions of the term loan which is described below.

Simultaneously with the sale of the 49% interest in SCA to ING, the Company signed a Zero Coupon Secured Term Loan with ING Bank, N.V. with final maturity in three years and an option to extend the loan for an additional three year period. The discounted amount received by Savia was $500 million which was partially used to repay $200 million of subordinated debt assumed by the Company in the acquisition of SCA. The facility was secured by the 51% of the shares of Vaconsa, which were deposited in a collateral trust. The facility included customary covenants.

During 2000, the Company invested approximately $112 million in Seminis of which $70 million was converted into shares of Class C preferred stock with a dividend rate of 10% per year, with the remaining $42 million accounted as additional capital contributions.

Commencing in 2001, the Company entered into a program to restructure its indebtedness and to sell assets to repay a significant portion of its indebtedness.

On May 4, 2001, the Company completed the sale of its packaging business through the sale of three Empaq subsidiaries for $285 million, less a purchase price adjustment of approximately $11 million. The proceeds were used to repay indebtedness of Empaq and its subsidiaries of approximately $74 million, and the balance, or approximately $200 million, was distributed to the shareholders of Empaq.

On June 22, 2001, the Company completed the sale of its remaining interest in SCA to ING for $791 million. After the repayment by the Company of the ING Debt ($607 million, including accrued interest and break funding costs), the proceeds available to Savia were approximately $178 million.

Restrictive Covenants and Available Credit

The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of the company and its subsidiaries to:

Syndicated loan at Holding Company level

  incur additional indebtedness;
  pay dividends or make certain other restricted payments;
  Certain transaction with related parties;
  consummate certain asset sales;
  enter into certain transactions with affiliates, or merge or consolidate with any other person;
  entered into derivative instruments transactions.

Restructured debt in Seminis:

  incur additional indebtedness;
  capital expenditures limitation;
  compliance with certain financial ratios.

Tax-Loss Carryforwards

At December 31, 2002, the Mexican subsidiaries of the company had recorded tax-loss carryforwards of Ps 5,554 million and our foreign subsidiaries had tax-loss carryforwards of Ps 1,939 million ($187 million). The tax-loss carryforwards of foreign subsidiaries can be used for tax purposes to offset its future income and expire in 2003 and 2009. The tax-loss carryforwards of the Mexican subsidiaries can be used for tax purposes to offset the future income of the Mexican subsidiaries generating such tax-loss carryforwards. To the extent that the Mexican tax-loss carryforwards cannot be used by the Mexican subsidiaries, 60% of such tax-loss carryforwards can be used to offset the company's future consolidated income.

The tax-loss carryforwards of the Mexican subsidiaries expire as set forth in the table below:

Year of expiration	Amount (millions of constant Ps. restated as of Dec. 31, 2002)
2005-2009	Ps. 738
2010	1,325
2011	1,343
2012	2,148
Total	Ps. 5,554

Capital Commitments

The following table sets forth our capital commitments, other than our indebtedness, as of December 31, 2002:

Operating Leases:

Expected Maturities	Operating Leases $ in thousands
2003	$5,490
2004	4,258
2005	2,986
2006	1,632
2007	776
Thereafter	254
TOTAL	$15,396

Our foreign subsidiaries lease land, machinery and equipment under noncancelable operating leases. Estimated future minimum lease payments under noncancelable operating leases as of December 31, 2002 are included in operating leases in the table above.

Capital Expenditures

The following table sets forth our capital expenditures for the periods indicated:

Years ended December 31,	Capital Expenditures Ps. in thousands	Capital Expenditures $ in thousands
2000	348,887	37,177
2001	224,959	24,534
2002	155,368	14,995

In 2000, our capital expenditures related primarily to complete the Seminis headquarters and operation facility in California. Bionova made capital expenditures directed towards the Trait Genomics Platform to purchase chip, sequencing and information processing technology. In addition, Omega was investing in the Fraccionamiento Sierra Alta development.

In 2001, major investments were made by Bionova including the reconstruction of a packaging shed in Mexico that was damaged by fire, the acquisition and installation of a fully automatic, tomato sorting and packaging line, and the purchase of land in Guerrero, Mexico. In addition, Seminis invested in a production facility in South Korea to consolidate our operations and growth strategy in the Far East market.

In 2002, our capital expenditures related primarily to investments made by Seminis in order to finish the final stages of a production facility in South Korea and investments in replacement equipment and machinery.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout "Item 5. Operating and Financial Review and Prospects" where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. Note that our preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

We believe that the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Many of our customers are located in foreign jurisdictions where payment terms and the timing of collections can differ from domestic transactions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Our inventory is recorded at the lower of cost or market. The value of each seed variety in inventory is dependent upon various quality characteristics which deteriorate over time. Write-downs of inventory to market value is based upon assumptions about future demand and market conditions, the success of our sales programs and the shelf-life of the seeds. If actual market conditions and sales results are less favorable than those projected by management, additional inventory write-downs may be required.

We are subject to proceedings, lawsuits, and other claims related to seedmen's errors and omissions, environmental, labor, and other matters. We assess the likelihood of adverse judgments or outcomes to these matters as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. Management creates a provision for those contingencies for which an unfavorable outcome is probable and the determination of the loss is possible. The required reserves may change in the future due to new developments.

We have recorded reserves in connection with restructuring our business. These reserves principally include estimates related to employee separation costs, the consolidation or closing of facilities, and the valuation of certain assets, including inventory. Actual costs could be different from those estimated.

In assessing the recoverability of our goodwill and long-lived assets, significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets must be made as well as the related estimated useful lives. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, we may be required to record impairment charges for these assets not previously recorded.

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which required us to analyze goodwill for impairment issues during fiscal year 2002 and on a periodic basis thereafter. Therefore, for US GAAP purposes, we have discontinued the amortization of goodwill. See Note 19 to the Consolidated Financial Statements.

Revenue from product development activities is recognized during the period the Company performs the development efforts in accordance with the terms of the agreements and activities undertaken. The revenue is recognized as earned over the term of the agreement, in accordance with the performance effort. Revenue that is related to future performance under such agreements is deferred and recognized as revenue when earned. Revenue from fresh produce sales is recognized when the product is shipped, net of an allowance for estimated returns. Cost is determined by using the first-in, first-out method for finished produce. Cost of growing crops includes direct material and labor and an allocation of indirect costs and are accumulated until the time of the harvest, subject to lower of cost or market adjustments. The recognition of cost of sales for the delivered products is done based upon estimates of the total cost of the crop for the growing season divided by the number of units that are expected to be harvested, packed, and sold. Under this approach, we compare costs incurred to date plus estimated costs to complete and deliver the entire crop with the total net revenue expected to be generated from the crop. Estimates of the net revenues from the crop require projections of production yields from the field and the packaging lines, quality grades of the product to be delivered, and market prices during the months that constitute the crop harvest season. Each month, the Company re-estimates the cost of sales per unit of product sold based on any revisions to the estimated total cost of the crop and the units of output expected. If the total cost of sales for the crop season is expected to be greater than the total revenues to be generated, taking into account the units of production still remaining to be harvested, the entire estimated loss is charged to operations in the period the loss first becomes known. Such changes to these estimates have on certain occasions been material to our quarterly results of operations during the three year period ended December 31, 2002.

Inventories are stated at the lower of cost or market. Our reserve for excess or obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the units of output method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our revenue, cost of sales estimates and inventory reserves, including weather conditions, competitive production from different growing areas, labor availability and costs, and customer demand for our products. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

Advances to growers are made for supplies, seed, and other growing and harvesting costs. The advances are interest bearing and non-interest bearing and repaid from amounts withheld from sales proceeds due to growers. All of the growers' produce is sold by the Company's distribution subsidiaries. As sales are made and collections from customers are generated, the Company's distribution subsidiaries deduct their commissions, and the amount of money advanced to the grower on a per unit basis before any monies from the sale and collection process are passed along to the grower. If the Company determines that the harvest of the grower will not generate sufficient output and revenues to pay back any advances that have been made to the grower, a review is then undertaken to determine the likelihood that the grower will be able to pay back these advances, plus any interest owed on the advances. If the Company determines that the grower may not be able to pay the advances back to the Company, a reserve is recorded in an amount that is determined to be at risk on the collection of the grower advance. In 2002 and 2001, the Company recorded significant allowances for doubtful accounts of grower receivables and in 2000, re-classified one grower receivable to a long-term asset on which it is trying to collect through a lawsuit it initiated earlier that year. The Company did not write off any grower receivables in 2001.

The carrying value of our deferred tax assets is dependent upon our ability to generate sufficient future taxable income in certain tax jurisdictions. We established a valuation allowance against certain of our deferred fax assets due to uncertainties related to the ability to utilize these assets, primarily consisting of net operating losses carried forward and foreign tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by each jurisdiction in which we operate and the period over which the assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, the valuation allowance would change and could materially impact our financial position and results of operations.

In accordance with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have an annual review policy for triggering events of signs of possible impairments. The impairment assessment is based on a comparison of the carrying value of the asset to the undiscounted future net cash flows. Upon impairment, the asset is written down to fair value as determined based on discounted cash flows or appraised value, depending on the asset with the difference being charged to operations. In 2001, impairment losses were recognized relating to the patents and trademarks of Bionova Holdings technology business. No impairment losses were recognized in 2002.

Differences between Mexican GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us in our continuing operations are the reversal of the goodwill amoritazation, purchase accounting relating to acquisitions, pre-operating expenses, equity swaps, effect of statement B-15, deferred income tax and profit sharing effect. Other differences between Mexican GAAP and U.S. GAAP affecting our discontinued operations are the effect of the divestiture of the insurance segment, the effect of fifth amendment of statement B-10 and the gain on sale of subsidiaries. Each of these differences affects both net income and shareholders' equity. Net loss under U.S. GAAP from continuing operations was Ps. 2,014 million, Ps. 4,527 million and Ps. 1,345 million for the years ended December 31, 2000, 2001 and 2002, respectively. Net income (loss) under U.S. GAAP were Ps. 1,515 million, Ps. 736 million and Ps. (617) million for the years ended December 31, 2000, 2001 and 2002, respectively. See Note 19 to our combined and consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purpose.

New Accounting Pronouncements under U.S. and Mexican GAAP

1. Recent U.S. accounting pronouncements

a. Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," was effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS No. 141 did not have a material effect on the consolidated financial statements.

b. SFAS No. 142, "Goodwill and Other Intangible Assets", was effective for fiscal years beginning after December 15, 2001, but was adopted early as of the beginning of fiscal year 2002. SFAS No. 142 requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company has ceased the amortization of goodwill due to the adoption of SFAS No. 142 and no impairment was required in fiscal year 2002.

c. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. Management has not yet determined the effect of the adoption of SFAS No. 143.

d. In 2001, the FASB issued SFAS No. 144, ''Accounting for the Impairment of Long-Lived Assets'' which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," and APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides new guidance on (i) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (ii) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

e. In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact the adoption of SFAS No. 145 will have on the consolidated financial statements.

f. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact the adoption of SFAS No. 146 will have on the consolidated financial statements.

g. In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact the adoption of FIN 45 will have on the consolidated financial statements.

h. In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. [Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

i. In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

Management is currently evaluating the impact that the adoption of the above-mentioned pronouncements will have on the consolidated financial statements.

2. Recent Mexican accounting pronouncements

a. In November 2001, the MIPA issued the revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

b. In addition, in December 2001, the MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives not be amortized, but be tested for impairment annually. Intangible assets with finite useful lives should be amortized over its respective useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

Management is currently evaluating the impact that the adoption of the above-mentioned pronouncements will have on the consolidated financial statements.

Seminis - Liquidity

As used in the Seminis Liquidity Section, unless the context otherwise requires, the terms "Seminis," "we," "our" and "us" refer to Seminis and its consolidated subsidiaries.

Cash flows from operations

As a result of our Global Restructuring and Optimization Plan, we have made significant strides in the enhancement of our cash flow. Operating activities provided $38.1 million in cash flow in fiscal year 2002 compared to $13.5 million of cash utilized in fiscal year 2001. These improvements in cash flows were primarily due to the positive impacts of: (i) a decrease in the levels of seed purchases for inventory reflecting improved production planning over our inventory level, (ii) a decrease in both production overhead and operating expenses resulting from the successful implementation of the Global Restructuring and Optimization Plan and (iii) an improvement in collections of accounts receivables. These working capital improvements were partially offset by severance costs in connection with the Global Restructuring and Optimization Plan and a reduction in the level of accounts payable.

Cash flows from investments

Capital expenditures increased to $14.9 million for the year ended September 30, 2002, from $14.3 million in the prior fiscal year. The increase was partly due to $5.2 million investment that primarily related to a production facility, which is being utilized to consolidate our South Korean operations and to enhance our growth strategy in the Far East market. Additionally, $2.3 million of capital expenditure was attributable to the expansion of our Hungarian facility in order to consolidate large seed operations in Europe. Other investing activities for the year ended September 30, 2002 included approximately $28.5 million in proceeds from the sale of assets, primarily relating to the sale of an office building in Seoul, South Korea and $17.6 million from the sale of a non-core business.

During fiscal year 2001, we sold our properties in Saticoy (California), Filer (Idaho) and Vineland (New Jersey) as part of our efforts to reduce and consolidate our operation and production facilities. Other investing activities for the year ended September 30, 2001 included approximately $14.1 million in proceeds from the sale of non-operating assets.

Cash flows from financings

We have issued 10,830 shares of our Class C preferred stock to Savia for a total purchase price of $108.3 million. These shares accrue dividends quarterly at a rate of 10.0% per year. In October and November 2000, we received an additional $31.9 million and $14.0 million, respectively, of capital contributions from Savia. We have agreed to pay dividends on these contributions at the same rate as the Class C preferred stock. Through July 1, 2002, there were approximately $25.0 million of accrued and unpaid dividends on the outstanding Class C preferred stock and additional capital contributions. We have also paid dividends of $12.7 million in the form of additional shares on the Class C preferred stock, which are classified as additional paid in capital.

Since December 2000, we have not received any further capital contributions from Savia and we have financed our operations through cash flows from operations and the disposition of assets.

On October 1, 2002 the Board of Directors approved the conversion of the Savia additional capital contribution and the associated paid in kind dividends that totaled $46.7 million to be converted to 4,670 shares of Class C preferred stock. Concurrently, the Board also adopted a resolution authorizing and directing an increase in the number of shares designated as Class C Redeemable PIK preferred stock from 14,400 shares to 16,688 shares.

We had $4.5 million of accrued and unpaid dividends relating to our Class B mandatorily redeemable preferred stock at September 30, 2002. These accrued dividends are classified within mandatorily redeemable stock.

Our total indebtedness as of September 30, 2002 was $278.5 million, of which $229.7 million were borrowings under our existing credit facility and we had $14.9 million, $9.4 million, $6.2 million and $14.6 million of borrowings by our United States, Italian, Spanish and South Korean subsidiaries, respectively and $3.7 million of borrowings by other foreign subsidiaries.

As of September 30, 2000, we were not in compliance with certain covenants of our syndicated credit facility, which gave the lenders the right to accelerate payment of all amounts outstanding under the facility. In December 2000, the lenders granted a waiver with respect to these covenants that extended through April 30, 2001, at which time any defaults would once again arise. As we did not expect to be in compliance with our covenants once the waiver expired, all outstanding borrowings under the credit facility were classified as a current liability as of September 30, 2000. In connection with granting the waivers, the lenders agreed to reschedule principal payments within fiscal year 2001. The lenders also accelerated the final maturity of the term loan and the termination date for the revolving credit commitments to June 30, 2002 from June 30, 2004. We were obligated to deliver a financial plan through September 30, 2002, which detailed cash flow projections on a monthly basis as well as proposed alternatives for the refinancing of the syndicated credit facility or recapitalization of the Company.

On May 31, 2001, our lenders agreed with the financial plan that we submitted and agreed to restructure our existing credit facility. Upon receipt of the amended credit agreement, long-term portions of borrowings were reclassified from current liabilities to long-term debt. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of June 30, 2002 to December 31, 2002, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings, and revised covenant obligations.

Interim principal obligations under the amendment included $19.0 million, $4.0 million, $31.0 million, and $9.0 million due in the first, second, third, and fourth quarters of fiscal year 2002, respectively. All remaining amounts were due in the first quarter of fiscal year 2003.

In October 2001, we completed the sale of an office building in Seoul, South Korea, which generated net proceeds of approximately $20.0 million. We used $19.5 million of the proceeds to make the scheduled $19.0 million payment on the credit facility in October 2001. We also sold one of our non-core businesses in January 2002, which generated additional proceeds of approximately $17.6 million. We used $13.0 million of the proceeds to prepay our existing credit facility in January 2002 and utilized our operating cash flow to pay the remaining $18.0 million in June 2002.

We met all required principal and interest payments during fiscal years 2002 and 2001 and were in compliance with all of our financial covenants under the amended credit agreement at September 30, 2002. In October 2002, we paid an additional $5.0 million of principal as required by the amended credit agreement; however, as of December 31, 2002, we had not completed a refinancing transaction in order to pay the remaining balance of $224.7 million. The lenders agreed to temporarily extend the term of the credit facility and in January 2003, a formal amendment was executed. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of December 31, 2002 to December 31, 2003, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings and revised covenant obligations. Interim principal obligations under the amendment included $3.0 million and $9.5 million due in the third and fourth quarters of fiscal year 2003, respectively. The remaining outstanding amount totaling $212.2 million will be due in the first quarter of fiscal year 2004. Upon receipt of the amended credit agreement, long-term portions of borrowings were reclassified from current liabilities to long-term debt as of September 30, 2002.

Although not impacting current liquidity, the Company entered into the Exchange Agreement with its majority shareholder, Savia S.A. de C.V. as of July 1, 2002 to exchange all of its outstanding Seminis Class C preferred stock (including accrued PIK dividends) having a principal value of $120.2 million, additional paid-in capital (including accrued PIK dividends) of $46.7 million and accrued and unpaid cash dividends of $10.0 million into 37.7 million shares of Seminis Class A common stock. The remaining accrued and unpaid cash dividends on the Class C preferred stock of $15.0 million will remain due and payable and will be paid in cash by the Company in accordance with the terms of the Exchange Agreement. On July 3, 2002, the Company received an opinion from UBS Warburg that, as of such date, the number of shares of Class A common stock to be received by Savia in the exchange was fair from a financial point of view to the holders of the Company's Class A common stock and Class B common stock (in each case other than Savia and its affiliates and other than holders of the Company's Class B common stock that also hold shares of the Company's Class B Redeemable preferred stock). The Exchange Agreement was approved by the Company's Board of Directors on July 3, 2002 and was approved by our stockholders on September 26, 2002. Although the Exchange Agreement was approved by the Stockholders at the Annual Meeting, it is subject to customary closing conditions and approvals by creditors of Savia and the Company. At this time, all of the closing conditions and approvals have not been satisfied and therefore, the exchange has not been consummated. The Company may not complete all of the transactions contemplated under the Exchange Agreement until the conditions and approvals are obtained or waived, including the payment by the Company of the accrued and unpaid dividends on the Class B preferred stock and the consent of the lenders under the Company's Syndicated Credit Facility.

In December 2002, Savia, Seminis' majority stockholder announced that it signed a letter of intent with Fox Paine & Company LLC under which Fox Paine and certain Savia related parties will acquire all the outstanding shares of Seminis, Inc. The proposed transaction is subject to numerous conditions; however, if completed, such a change in control would require the credit facility to be paid in full. It is anticipated that such a transaction would be funded by financing arranged by Fox Paine.

Whereas we have met our obligations as well as covenant requirements under the amended credit facility through September 30, 2002, we must successfully execute a refinancing plan prior to December 31, 2003 in order to meet the final maturity of the facility. We will continue to pursue a refinancing plan, which may include negotiation of a new credit facility, and/or placement of new debt securities; however, there can be no assurances that we will be able to successfully complete the refinancing. Additionally, there can be no assurances that the Fox Paine transaction will be consummated. Failure to comply with existing covenants, which would make the Syndicated debt callable, or our inability to obtain adequate financing with reasonable terms prior to December 31, 2003 could have a material adverse impact on our business, results of operations or financial condition.

Bionova - Liquidity

As used in the Bionova Liquidity Section, unless the context otherwise requires, the terms "Bionova," "Bionova Holding" and the "Company" refer to Bionova Holding Corporation and its consolidated subsidiaries.

For the year ended December 31, 2002, $2.6 million of cash was provided by operating activities. The most significant items contributing to this cash generation was the net loss for the Company of $20.4 million, which was more than offset by (i) a $12.0 million reduction in accounts receivable and advances to growers, (ii) the continuing deferral of the interest on the Savia debt of $9.0 million, and (iii) the $3.1 million add back of depreciation.

For the year ended December 31, 2002, the Company used $1.1 million in investing activities, which included the $4.1 million spent on property, plant, and equipment, as discussed above. The Company received $3.0 million from the sales of assets in 2002, of which $2.5 million was generated from the sale of land in Sinaloa, Mexico and $0.4 million was generated from the sale of land in California owned by DNAP.

Net cash used by financing activities in 2002 totaled $1.6 million. As discussed below, the Company's fresh produce subsidiaries refinanced the bank debt that supports the ongoing operations of the business. Accounts due to related parties declined by $1.3 million, excluding the $9.0 million of interest that was deferred on the Savia debt. Payments to Savia and its subsidiaries of $3.3 million was offset in part by a $2.0 million advance from Seminis, Inc. on future royalty payments related to a non-exclusive right to sell DNAP's patented sweet mini peppers in Europe and Asia.

On December 23, 2002, IPHC entered into an agreement with E. I. du Pont de Nemours and Company and its wholly owned subsidiary, DuPont Chemical and Energy Operations, Inc. (collectively referred to as "Dupont"), to buy all of the 575,000 Bionova Holding shares held by these two companies. The price IPHC agreed to pay to Dupont was $0.05 per share, or a total of $28,750. Dupont was provided with a promissory note in exchange for its shares on December 23, 2002. This note was paid in full on January 14, 2003.

Bank Debt. In December 2002, Bionova Produce, Inc., Bionova Produce of Texas, Inc. and R.B. Packing of California, Inc., the Company's major distributors of fresh produce in the United States, signed agreements for a new set of credit facilities with Wells Fargo Business Credit, Inc. which run through April 2006. There are three separate, but related loan components associated with these credit facilities. First, Bionova Produce, Inc. was extended a "permanent term loan" of $1.75 million, which will be amortized over 10 years. Interest is charged at the Wells Fargo prime rate of interest plus 1.5%, and interest and principal amortization payments are made on a monthly basis. The second component is a "seasonal term loan" of $1.75 million, although only $1.25 million will be extended at this time. Interest is charged at the Wells Fargo prime rate of interest plus 1.5%, and interest payments are made on a monthly basis. The principal on this seasonal term loan is amortized each year during the months of January through April, and may then be borrowed again in full on May 1 provided no default has occurred. The third component is a $7 million revolving line of credit to support working capital requirements of the fresh produce business. The revolving line of credit must be paid down to a maximum of $1.5 million for a 30 day period between July 1 and September 30 each year. Interest on this revolving line of credit is charged at the Wells Fargo prime rate of interest plus 1.0%. All three components of the credit facilities are secured by all of the real and intangible assets of the three U.S. distributing companies and are guaranteed by both Bionova Holding and its parent company, Savia. The key covenants associated with these credit facilities are that the three distributing companies as a group must maintain a minimum net worth of $8.75 million, a debt service coverage ratio of at least 1.25 to 1, achieve minimum levels of quarterly earnings before taxes to be agreed between the Company and Wells Fargo annually, and the distributing group may not experience a net loss during any month that exceeds $0.5 million or a net loss for a two month period that exceeds $0.3 million. Also, there are provisions in the credit agreement that may permit Wells Fargo Business Credit, Inc. to declare an event of default if Savia fails to complete the restructuring of its debt facilities with its banks. As of the date of the filing of this 10-K, the Company believes it is in compliance with all of the covenants of these facilities with the exception of the Savia covenant. While Savia believes it now has reached a verbal understanding with its creditors and expects to move ahead with the corresponding documentation to solidify an agreement, the restructuring is not yet complete. Bionova Holding is in discussions with Wells Fargo Business Credit in an effort to reach an accommodation on this issue. Accordingly, since the Company has technically incurred an event of default, the long-term component of the debt has been reclassified as a component of the short-term bank loans.

In addition to these credit facilities Bionova Produce, Inc. has a five-year loan secured by an airplane and is guaranteed by Savia. The loan is for $0.7 million and is due August 30, 2006. Principal and interest payments of approximately $15,000 are due monthly. The interest rate on this debt is 8.25% per annum. As Bionova Produce is in the process of trying to sell this airplane, this asset has been classified as being held for sale and the debt has been reclassified as a component of the short-term banks loans.

Debt to Savia. At December 31, 2002 Bionova Holding and its subsidiaries were indebted to Savia and its subsidiaries (other than Bionova Holding) in a total amount of $96.9 million. Of this total $19.8 million was owed by ABSA and is accruing interest at a rate of approximately 9% per annum. Bionova Holding had debt of $72.2 million to Savia. The Bionova Holding debt currently is accruing interest at a rate of approximately 12.5% per annum. Other subsidiaries of Bionova Holding had related party accounts due to Savia and its subsidiaries that accounted for the remaining balance of $4.9 million. All of the Bionova Holding debt originally was due to be paid by December 31, 2002, but was extended by agreement between Bionova Holding and Savia until December 31, 2003. The other related party accounts due to Savia and its subsidiaries have varying maturities, and most of these are due at various times in 2003. At this time, Bionova Holding does not know how this indebtedness will be handled.

Due to the lengthy negotiation required to obtain new credit facilities from Wells Fargo, the Company's U.S. distributing companies were forced to scale back their plans to fund certain third party growers for the 2002-2003 winter growing season. As a result of these cutbacks, ABSA and the U.S. distributing companies had been expecting their revenues for the fourth quarter of 2002 and the first quarter of 2003 to be lower than comparable periods in prior years. Further, ABSA concentrated a much higher proportion of its production on its vine sweet mini pepper due to the limited financial resources that were available. ABSA subsequently experienced yield problems due to pest infestation of its mini pepper crop in Todos Santos in late December 2002, causing the harvest to be significantly lower than had been forecasted. While commodity prices were much higher than anticipated for tomatoes and some of the other fresh produce ABSA harvested in the months of November 2002 through January 2003 in Todos Santos, these higher prices served to offset only a portion of the loss realized on the mini pepper crop. The Culiacan harvest, which will end in April 2003, is progressing well from a production standpoint, but revenues are running somewhat below forecast.

These events have put an ever-increasing strain on the Company's cash resources and its ability going forward to fund the spring and summer harvests for which it is currently planning. Management has been and is continuing to address the Company's financial condition by selling non-core assets of the fresh produce business and selling and licensing its intellectual property. Company management also has been entertaining discussions with investment bankers and other advisors regarding possible strategic combinations and other options for the Company to undertake a financial re-structuring. Completing one or more such transactions is now deemed essential for the Company to continue as a going concern.

There can be no assurance that these actions will result in sufficient working capital to significantly improve the Company's current financial position or its results of operations. The Company also must find a solution to the $96.9 million of debt plus the interest which is accruing that is due to Savia and its subsidiaries during 2003. While the Company is actively seeking to develop alternative sources of funding, there can be no assurance the Company will be able to meet its obligations in 2003 nor secure funds to take it beyond the 2003 calendar year. Additional financing may not be available to the Company on favorable terms, if at all. If the Company is unable to obtain financing, or to obtain it on acceptable terms, Bionova Holding may be unable to execute its business plan.

As a result of the Company's current financial position caused by its operating losses during the prior years and its financial projections for this year and beyond, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations
	Total	Payments Due by Period (in thousands)
		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations1	--	--	--	--	--
Capital Lease Obligations2	439	439	--	--	--
Operating Lease Obligations3	4,806	910	1,660	1,214	1,022
Purchase Obligations4	350	350	--	--	--
Other Long-Term Liabilities Reflected	--	--	--	--	--
Total	5,245	1,349	1,660	1,214	1,022

1Long Term Debt Obligation means a payment obligation under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 Disclosure of Long-Term Obligations (March 1981), as may be modified or supplemented.

2 Capital Lease Obligation means a payment obligation under a lease classified as a capital lease pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases (November 1976), as may be modified or supplemented.

3 Operating Lease Obligation means a payment obligation under a lease classified as an operating lease and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases, as may be modified or supplemented.

4 Purchase Obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction.

On October 3, 2001 ABSA (as the Mexican designee of Bionova Produce, Inc.) entered into an agreement with Libra Exportaciones, S.A. de C.V. ("Libra") in an effort to recover a portion of the $4.5 million outstanding receivable due to Bionova Produce by Libra Exportaciones. This receivable arose because Bionova Produce had advanced Libra monies during the 1999 and 2000 growing seasons, but the crops that were grown, harvested, shipped, and subsequently sold by Bionova Produce failed to cover the advances. (This receivable was fully reserved for in the Company's accounts in 2000). This October 3, 2001 agreement called for (i) ABSA or whoever it might designate to acquire all of the shares of Libra with all of its goods, rights, obligations and liens, (ii) ABSA to pay on behalf of Libra $350,000 to a Mexican bank which held a lien on certain property held by the Alvarez family (who were the owners of Libra), (iii) the Alvarez family to transfer four separate pieces of land to ABSA, and (iv) ABSA to assume a $2.3 million mortgage obligation to a second Mexican bank in conjunction with certain of the pieces of land being transferred. Aside from the value of the land being transferred, the shares of Libra were believed to have considerable value, as much as $700,000, due to tax losses this company had incurred over the years. Because the two Mexican banks had never signed agreements accepting this arrangement, on March 7, 2003, a new agreement was signed by Libra, the Alvarez family, and ABSA. While the two Mexican banks are not parties to this agreement, they have given their verbal approval (though verbal approvals are not binding contracts in Mexico) to the terms of this second arrangement. This March 7, 2003 agreement calls for (i) ABSA to make payment of the final $150,000 that was withheld by Bionova Produce of the original $350,000 to the Alvarez family in exchange for a release from the first Mexican bank which holds a lien on the property of the Alvarez family, (ii) ABSA to give the four pieces of land it received from Libra stemming from the October 3, 2001 agreement to the second Mexican bank in exchange for a release from the $2.3 million mortgage obligation, (iii) the Alvarez family will drop its claim against Bionova Produce for failure to make payment of the $150,000, and (iv) the Alvarez family to provide an indemnity letter with regard to the stated assets and liabilities of Libra. The terms of this second agreement must be completed by the signing parties within 90 days, or the agreement will be terminated. Bionova Holding has accounted for the current arrangements by recognizing an expense of $150,000 in 2002 (it had already recognized the first $200,000 in 2001) because of the claim against it and the likelihood that the March 7, 2003 agreement will be completed. The Company also has recognized the land assets that have already been transferred to ABSA by Libra at a value of $2.3 million as well as the liability to the second Mexican bank in an equal amount of $2.3 million.

C. Research and development, patents and licenses

Seminis is heavily dependent upon research and development. Accordingly, Seminis has made significant investments in research and development in the past and intends to continue to make significant investments in research and development in the future. The continuous development of new products and improvements in existing products is essential for Seminis to remain competitive. In support of these goals, for the last three years, Seminis has spent $44.3 million, $52.4 million and $58.4 million in fiscal years 2002, 2001 and 2000, respectively. See the Seminis Business Overview for further information regarding its research and development objectives.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

A. Directors and Senior Management

Operation of the Company is entrusted to a Board of Directors. The Company's By-Laws provide that the Board of Directors will consist of a minimum of 5 and a maximum of 20 directors, from which, at least 25% must be independent directors. For each proprietary director designates a corresponding alternate director, with the understanding that the alternates for the independent directors must also be independent. Such directors are elected for a term of one year at the Company's annual stockholders meetings. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings. The Company's operating subsidiaries operate in a decentralized form; however, the corporate, financial, legal, personnel, information and planning services of each operating subsidiary are provided to the operating subsidiaries by the Company's wholly-owned service subsidiaries, of which there are three.

As of December 31, 2002, the Board of Directors of the Company and principal officers of the operating subsidiaries are composed of the following individuals:
Name	Birthdate	Position	Director Since
Directors
Alfonso Romo Garza	08-Oct-50	Chairman of the Board and Chief Executive Officer of Savia	1985	Proprietary (1)
José Manuel García García	23-Sep-51	Corporate Project Director	1990	Alternate (4)
Alejandro Garza Laguera	10-Jun-26	Director of Vitro, Cydsa and other industrial groups	1990	Proprietary (2)
Alejandro Garza Rangel	14-Feb-65	Member of the Board of Savia	1996	Alternate (2)
Bernardo Jimenez Barrera	23-Apr-53	CFO of Savia	1996	Proprietary (4)
Rubén Martínez Donde	26-Nov-47	COO of Vector Casa de Bolsa	1996	Proprietary (5)
Mateo Mazal Beja	13-Mar-51	Corporate Human Resources and Marketing Director	1990	Alternate (1)
Eugenio Nájera Solórzano	16-May-47	President and Chief Operating Officer of Seminis	1993	Proprietary (6)
Adrián Paez Martínez	11-May-51	Chief Operating Officer of SCA	1988	Alternate (5)
Adrián Rodríguez Macedo	7-Sep-49	Chief Operating Officer of Monterrey Capital Partners	1990	Alternate (8)
Juan Romero Huxley	10-May-24	Chairman of the Board of Teneria Cuauhtemoc	1990	Proprietary (3)
Pablo Escandón Cusi	9-Oct-43	Chairman and CEO of NADRO	2002	Proprietary (7)
David Noel Ramírez Padilla	12-Jan-50	President of the Northern Zone of the ITESM	2002	Proprietary(8)
Eduardo Livas Cantú	21-Jan-43	Financial advisor. Director of Banorte and GRUMA	2002	Alternate (3)
Alejandro Pérez Elizondo	26-Feb-49	Director of several companies, including IONICA, Page Mart and Merkafon	2002	Alternate (7)
Gustavo Romo Garza	12-Feb-54	CEO of Grupo Krone	2002	Alternate (6)

The Secretary of the Board of Directors is Mr. José Luis Martínez González and the Alternate Secretary is Mr. Alejandro Francisco Sánchez Mújica.

The directors and officers of Savia have been associated in various capacities with Savia and other corporations and institutions, and their affiliates and predecessors thereof in the following principal occupations, businesses and employment.

Alfonso Romo Garza. Mr. Romo was born in Mexico City in 1950 and is Chairman and Chief Executive Officer of Pulsar Internacional, Seminis Inc. and ING Seguros Comercial America S.A. de C.V. He is a graduate of the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he received a degree in Agricultural Engineering. He founded Pulsar in 1981. Mr. Romo is member of the World Bank's External Advisory Board for Latin America and the Caribbean, and of the Board of Donald Danforth Plant Science Center. In addition, he is a member of the Board of the Universidad Iberoamericana and the Universidad de Monterrey, and is currently on the Board of Directors of several renowned national and international companies.

José Manuel García García. After the sale of Empaq's subsidiaries in May 2001, he was appointed Corporate Project Director. He joined Savia in 1975, in 1989 he was COO at Aluprint and in 1994 he became the COO of Empaq. He has previously held positions at the executive level in strategic planning, logistics and marketing. Mr. García holds an Industrial Engineering degree from Instituto Tecnológico de Estudios Superiores de Monterrey and a Masters in Business Administration.

Alejandro Garza Laguera. Mr. Garza has been member of the Board of several production, financial and services companies.

Alejandro Garza Rangel. Mr. Garza has been a Member of the Board at Centro de Estudios en Economía y Educación, since 1989.

Bernardo Jimenez Barrera. Mr. Jimenez was re-appointed Chief Financial Officer of Savia in 2000 and had previously held this position from 1995 to 1996. He has been the Chief Executive Officer of Bionova Holding Corporation since 1996. From 1993 to 1995, he served as the head of the Industrial Banking Division at the Vector Group, a financial services company in Mexico, which is affiliated with Savia, and the Vice President of New Business Development for Pulsar Internacional. He is a director of both Savia and Seminis.

Rubén Martínez Dondé. Mr. Martínez served as Planning and Legal Vice President of Vector Casa de Bolsa from 1993 to 1994. Later he served as Legal Counsel for Pulsar Internacional for two years and then CFO of Savia in 1996. Currently he is COO of Vector Casa de Bolsa but is taking a leave of absence.

Mateo Mazal Beja. Mr. Mazal has been at Pulsar Internacional since 1981 and has held several executive positions within the company. He served as Human Resources, Marketing and Corporate Communications Vice President until April 2003. He currently is Human Resources and I.T. Vice President at Seminis.

Eugenio Najera Solórzano. Mr. Najera was Chief Operating Officer of Cigarrera La Moderna from 1992 to 1997. He was President and Chief Operating Officer and a Director at Seminis. He currently is a Director at Seminis Inc. and Savia.

Adrián Paez Martínez. Mr. Paez was Comercialization Manager Director at Hielo y Gas from 1979 to 1981, later served in the same capacity at Cadena Comercial for 2 years and in the same Company, was Operating Regional Manager Director until 1985. He served as Staff Manager Director at Cervecería Cuauhtémoc until 1987, and has been Vice President of Mergers and Acquisitions and Corporate Vice President of Finance at Pulsar Internacional. Mr. Páez currently is the Vice Chairman of the Board of Directors at ING Seguros Comercial América ING and is a Board Member of several companies.

Adrían Rodríguez Macedo. Mr. Rodríguez was Marketing and Logistics Vice President at Cervecería Cuahutemoc from 1978 to 1988 and later served in the same capacity at Cigarrera La Moderna until 1992. He was CFO at Pulsar Internacional and had different executive positions at Vector Casa de Bolsa. He is in charge of Monterrey Capital Partners, a financial company in Monterrey.

Juan Romero Huxley. Mr. Romero has been President and Chairman of the Board of Tenería Cuahutemoc since 1957 and President of the Board of R. Ro. S.A. de C.V. since 1997.

Pablo Escandón Cusi. Mr. Escandón is Chairman of the Board and CEO of NADRO (Distribution of pharmaceutical and personal hygiene products in México). He is also a Member of the Boards of Directors of BANAMEX, Universidad Iberoamericana and Seguros Comercial America ING. Additionally, he is Chairman of the Board of G. Acción in México and is currently on the Board of Directors of several medical organizations. He holds a degree in Business Administration, major in Finance, from Georgetown University in Washington D.C.

David Noel Ramírez Padilla. Mr. Ramírez has been President of the Northern Zone at the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) since 1991. He is a member of the Boards of Directors of Nacional Financiera (NAFINSA), Vector Casa de Bolsa, Hospital San José de Monterrey, Universidad Mexicana del Noreste and other organizations. He has held several positions at the ITESM since 1971, including Dean of the School of Business and Administration. He has written five books published by McGraw Hill of Mexico and several articles on Managerial Accounting and Finance. He holds a Degree in Accounting and an MBA from the ITESM.

Eduardo Livas Cantú. Mr. Livas has been a Financial Advisor (Financial Planning and Mergers and Acquisitions) since 1998. He is a Member of the Boards of Directors of BANORTE Financial Group, Banco Mercantil del Norte and Bancentro. Also, he is a member of the Audit Committee of GRUMA Group and GIMSA, and a member of the Audit Committee and Risk Management Committee of BANORTE Financial Group. Since 1994, a member of the Board of Directors of GRUMA Group and GIMSA. From 1972 to 1998, he served in several executive positions in GRUMA Group including CFO, COO Mills Division, CEO Central America, CEO GRUMA Corporation and CEO GRUMA and GIMSA. He holds a Doctorate in Economics from the University of Texas, 1971.

Alejandro Pérez Elizondo. Mr. Perez has been the Corporate Diversification Director of Pulsar since 1991. Prior to this position, he was the CEO of Terza (Carpet manufacturing company) and held several positions in AKRA (ALFA group in México). He is a Member of the Boards of Directors of several companies, including Ionica (England), Page Mart (U.S.A.), Encanto Networks (U.S.A.), Kinzan (U.S.A.), KbTel (México), Merkafon (México) and DextraTechnologies (México). He holds a degree in Chemistry Engineering and an MBA from the ITESM.

Gustavo Romo Garza. Mr. Romo has been CEO of Grupo Krone (Construction business of Savia and Pulsar), a real estate group of companies which includes Contec Mexicana (joint venture with Hebel, a German Company), Desarrollo Inmobiliario Omega (real estate development) and Contsructora Krone (construction company) since 1992. He holds a degree in Industrial Engineering from the Universidad Anáhuac and an MBA from the Instituto Tecnológico Autónomo de México.

At the Shareholders Meeting held on April 30, 2003 a new Board of Directors was elected. The new Board of Directors includes one new Director. The new Board of Directors is composed of the following individuals:

Proprietary Directors	Alternate Directors
Alfonso Romo Garza (President)	Mateo Mazal Beja
Alejandro Garza Lagüera	Alejandro Garza Rangel
Juan Romero Huxley	Mariano Cobos Valencia
Pablo Escandón Cusi	Alejandro Pérez Elizondo
David Noel Ramírez Padilla	Adrián Rodríguez Macedo
Bernardo Jiménez Barrera	José Manuel García García
Rubén Martínez Dondé	Adrián Páez Martínez
Eugenio Nájera Solórzano	Gustavo Romo Garza

The Secretary of the new Board of Directors is Mr. José Luis Martínez González and the Alternate Secretary is Mr. Alejandro Francisco Sánchez Mújica.

The new member of the Board of Directors has the following occupations, businesses and employment:

Mariano Cobos Valencia: Mr. Cobos is partner at PROFIT , a financial advisory firm based in Monterrey and México City and established since 1987. He has been advisor to public and private companies in México. Before the foundation of PROFIT, he occupied several executive positions in Pulsar Group and FEMSA. He holds a degree in Mechanical Engineering and a Master in Business Administration.

B. Compensation

The aggregate amount of compensation paid by the Company and its subsidiaries to all of the Company's directors and officers during 2002 was Ps. 12.2 million.

Each subsidiary pays performance-based cash bonuses to its management, which bonuses are taxable to the recipient and deductible for tax purposes by the Company. The amount of the bonus is determined by a formula which weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the employee. The bonus is subject to an overall maximum of 30% of the employee's base salary.

As of December 31, 2002, we did not have any accrued pension benefits. Deferred salaries due to a group of executives at the corporate level amounted to Ps. 43.6 million, as of December 31, 2002 and Ps. 49.5 million as of February 15, 2003, date on which this group started to receive their salaries. The outstanding amount is expected to be paid at the closing of the transaction with Fox Paine & Co. LLC. All of these amounts include interest since January 1, 2002.

C. Board Practices

The Company's By-Laws provide that the members of the Board of Directors are appointed for a term of one year, or until their successors be elected by another general ordinary stockholders meeting. The current term of each Director will expire in April 2004. None of the Directors of the Company have service contracts.

The Company is in compliance with "Better Practices Code" recently adopted in Mexico (See annex B).

Savia has an Audit Committee and an Evaluation and Compensation Committee to support the functions of the Board.

The members of the Evaluation and Compensation Committee are Messrs. Eugenio Nájera Solórzano, Mateo Mazal Beja and Alejandro Torres Quiroga (in process of being substituted). This Committee evaluates the applicable policies in connection with the evaluation, compensation and hiring of top level executives.

The members of the Audit Committee are Messrs. David Noel Ramírez Padilla, Eduardo Livas Cantú and Bernardo Jiménez Barrera. This Committee is charged with evaluating (i) the relationship with the external auditors; (ii) the applicable accounting policies; (iii) the principles, criteria, practices and controls related to the proper disclosure of financial information for the Board and to the public; (iv) the internal control system, and; (v) the compliance with applicable laws.

D. Employees

As a holding company, Savia has no employees. As of December 31, 2002, the Company's subsidiaries employed approximately 7,375 employees, of whom, 3,781 were temporary employees.

To date, in all our subsidiaries, we have not experienced any work stoppages or any strikes by their employees. Management believes that we have good relations with our employees and unions.

E. Share Ownership
Director	Shares Held	% Ownership
Alfonso Romo Garza	167 million	36%
Alejandro Garza Lagüera	79 million	17%
Juan Romero Huxley	45 million	10%
Pablo Escandón Cusi	*	*
David Noel Ramírez Padilla	*	*
Bernardo Jiménez Barrera	*	*
Rubén Martínez Dondé	*	*
Eugenio Nájera Solórzano	*	*
Mateo Mazal Beja	*	*
Alejandro Garza Rangel	*	*
Eduardo Livas Cantú	*	*
Alejandro Pérez Elizondo	*	*
Adrián Rodríguez Macedo	*	*
José Manuel García García	*	*
Adrián Páez Martínez	*	*
Gustavo Romo Garza	*	*

_______________

* The director beneficially owns less than one percent of the class

As of December 31, 2002, the Company did not have any outstanding options issued to its Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of June, 2003, Mr. Alfonso Romo Garza, the Chairman of the Board of Directors and Chief Executive Officer of the Company, controlled, directly or indirectly, approximately 167 million, or approximately 36% of the A Shares of the Company and has the power to elect a majority of the Company's directors and determine the outcome of any action requiring approval of the holders of A Shares. Mr. Alejandro Garza Laguera, Member of the Board has approximately 79 million or approximately 17% of the A Shares of the Company and Mr. Juan Romero Huxley has directly or indirectly approximately 45 million shares of approximately 10% of the A Shares of the Company.

B. Related Party Transactions

In the course of its business, the Company purchases goods or services from related parties. The consolidated statements of income include the following credits (charges) in respect of transactions with related parties (the controlling shareholder of Savia and companies controlled by the controlling shareholder of Savia):

	Year ended December 31,
	2002	2001
Sales and services	Ps. 46	Ps. 5
Financial expenses	(15)	(52)

Financial income	5	50
Administrative Services	(17)

Accounts receivable and payables to subsidiaries shown in Savia's individual balance sheet bear interest at variable rates, similar to those prevailing in the market.

In July 1998, Savia made an additional equity investment to finance the acquisition of the South Korean companies. In October, Savia sold to a related party 2,207,896 shares of Seminis Class B common stock (or 3.7% of the outstanding shares of common stock). As a result of this transaction an account receivable was created.

In October 2002 the long-term accounts receivable from Pulsar Internacional, S. A. de C. V. by Ps 485 million (US$46.7 million) and Mandala Internacional, S. A. de C. V. by Ps 95 million (US$9.2 million), were reserved by Savia's Management in order to recognize their doubtful recoverability, in view of the restructuring process in which these companies were engaged.

The agreement underlying the accounts receivable by Servasa, S.A. de C.V. for the sale of Seminis shares for Ps 428 million (US$41.3 million) to Mr. Romo establishes that Servasa may require immediate payment of the total amount outstanding under this agreement, in the event the debtor would be declared bankrupt by the courts. Although this situation has not occurred, Savia's Management decided to create a reserve for the entire account due to the restructuring process in which the debtor's companies are involved.

C. Interest of experts and counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial information (GAAP, 3yrs)

See ITEM 18.

ITEM 9. OFFER AND LISTING

Markets

The Company's A Shares are listed on the Mexican Stock Exchange. Since February 2, 1994, the Company's American Depositary Shares (the "ADSs") have been listed on the New York Stock Exchange. The ADSs are issued by The Bank of New York as depositary (the "Depositary"). Each ADS represents four Ordinary Participation Certificates (a "CPO") issued by NAFIN, as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents a financial interest in one A Share held in the CPO Trust. Since February 1, 1994, the ADSs also have been quoted on the International Stock Exchange of the United Kingdom and The Republic of Ireland Ltd. ("SEAQ International").

It is not practicable for the Company to determine the proportion of ADSs beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (MSE), located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s, and was reestablished in 1907. The MSE is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms enjoy exclusive authorization to trade on the floor of the Exchange.

MSE trading takes place principally on the floor of the Exchange, which is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time (Central Standard Time), each business day. Trading is continuous during the aforementioned session. Trades in securities listed on the MSE may, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange.

The MSE conducts trading over the BMV-Sentra technological platform developed and managed directly by the Exchange. This entirely decentralized and automated system allows for real-time trades to be effected through hundreds of networked computer terminals controlled by the MSE that are located at authorized financial institutions.

Buy or sell orders are registered through on-screen forms that stipulate the stock, stock series, number of shares engaged in the transaction, and the price of the shares in question.

MSE rules authorize the Exchange to take preventative measures to assure transparent and orderly pricing, with the most significant of these involving the suspension of trading of a specific stock.

The MSE is authorized to suspend trading on an equity issue if it concludes that the market need be informed of a relevant event, or if it receives a request from the company in question ahead of the public release of information regarding a relevant event.

Should a buy or sell order be placed at a price that is 15% above or below the share price's previous close, trading may be suspended on the stock owing to extraordinary price fluctuations.

When a stock's supply, demand or pricing experience changes that are out of keeping with historical experience and cannot be explained on the basis of information available to the general public, the MSE may suspend trading on the stock.

In the event that an equity issue listed with the Exchange also trades in markets outside of Mexico, the MSE may suspend trading locally in response to a decision by another relevant securities market to suspend trading on the stock in question.

An order to suspend trading may extend until the close of that day's session or until the MSE determines that the information that prompted the suspension has been duly made known. Should the company fail to divulge the requested information over the course of the session in question, the exchange may impose sanctions.

Upon lifting the suspension, the MSE will make its decision known to the public and allow trading to resume based on an auction so as to assure the most transparent and orderly resumption possible.

Settlement takes effect two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of Comisión Nacional Bancaria Valores. Most securities traded on the MSE are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval"), a privately owned central depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for MSE transactions.

The MSE is Latin America's second largest exchange by market capitalization ($100.9 billion dollars as of April 30, 2003), but it remains relatively small and illiquid compared to major world markets. As of December, 2002, the shares of 166 Mexican companies, excluding mutual funds, were listed on the Mexican Stock Exchange. During 2002, the ten most actively traded equity issues represented approximately 61.8% of the total value of equity issues traded on the Mexican Stock Exchange. Between January-April 2003, the ten most liquid stocks accounted for 64.4% of total market trading volume. There is no formal over-the-counter market for securities in Mexico.

Price History of Stock

The following price and daily average trading volume table sets forth, for the periods indicated, the high and low sale prices in nominal pesos for the A Shares as reported by the Mexican Stock Exchange:
	High Ps.	Low Ps.	Daily Average Trading Volume (Number of shares)
1998 First Quarter Second Quarter Third Quarter Fourth Quarter	43.80 52.20 64.60 61.60	37.10 40.05 51.50 56.50	345,588 919,370 724,478 987,846
1999 First Quarter Second Quarter Third Quarter Fourth Quarter	63.10 58.70 54.00 54.90	52.00 51.70 50.70 48.50	269,007 420,613 321,781 576,841
2000 First Quarter Second Quarter Third Quarter Fourth Quarter	56.10 54.50 46.95 44.40	48.70 47.00 40.00 42.40	335,719 388,934 395,703 388,000
2001 First Quarter Second Quarter Third Quarter Fourth Quarter	45.50 43.10 7.30 4.00	37.57 5.80 1.57 1.39	443,992 524,082 344,759 281,063
2002 First Quarter Second Quarter Third Quarter Fourth Quarter	3.40 9.10 8.00 7.11	2.06 2.96 5.50 5.15	421,093 1,458,300 497,922 466,287
2003 January, 2003 February, 2003 March, 2003 April, 2003 May, 2003 As of 20 June, 2003	5.30 5.15 4.58 5.60 5.40 6.00	4.80 4.20 4.02 4.10 5.10 5.40	175,214 193,663 226,735 450,365 289,786 281,027

The following table shows, for the periods indicated, the high and low sales prices in dollars and the daily average trading volume for ADSs as reported by the New York Stock Exchange:
	High $	Low $	Daily Average Trading Volume (Number of ADSs)
1998 First Quarter Second Quarter Third Quarter Fourth Quarter	21.56 23.63 26.75 24.25	18.13 18.75 22.81 23.00	21,823 35,062 72,549 24,506
1999 First Quarter Second Quarter Third Quarter Fourth Quarter	25.38 24.69 23.38 21.75	20.19 22.25 21.88 20.75	28,578 17,039 31,774 23,410
2000 First Quarter Second Quarter Third Quarter Fourth Quarter	23.94 23.38 19.50 18.75	20.00 19.19 17.88 17.00	9,831 3,668 8,702 7,926
2001 First Quarter Second Quarter Third Quarter Fourth Quarter	18.50 18.40 2.95 1.70	17.00 2.45 0.75 0.55	6,063 29,677 7,126 6,173
2002 First Quarter Second Quarter Third Quarter Fourth Quarter	1.31 4.00 3.10 2.85	0.99 1.30 2.25 1.95	2,474 7,020 2,313 3,955
2003 January, 2003 February, 2003 March, 2003 April, 2003 May, 2003 As of 20 June, 2003	2.05 1.88 1.77 2.25 2.05 2.30	1.77 1.58 1.44 1.61 1.90 2.03	1,933 5,333 3,776 4,250 2,457 1,086

ITEM 10. ADDITIONAL INFORMATION

  Not Applicable

  Memorandum and Articles of Association

  Information on the Articles of Association of Savia are addressed in detail in the Company's Registration Statement on Form F-1 filed pursuant to the Securities Act of 1933, as amended. The Board of Directors recently amended the By-Laws of the Company. Listed below is a summary of the amendments.

  As of December 31, 2001, the company's By-laws remained the same. Based on the information sent to the Comisión Nacional Bancaria y de Valores (CNVB), the Security and Exchange Commission (SEC), the Bolsa de Valores de México, S.A. (BMV) and the New York Stock Exchange, as a subsequent event and in order to enlarge the General Extraordinary Stockholders Meeting scope of competence, on April 30, 2002, clauses Seventh, Ninth, Twelfth, Sixteenth, Seventeenth, Eighteenth, Nineteenth, Twenty-First, Twenty-Second, Twenty-Fifth, Twenty-Sixth, Twenty-Seventh, Twenty-Ninth and Thirty-First, were amended as follows:

  SEVENTH. The Minimum Fixed Capital Stock without the withdrawal right, fully subscribed and paid-up is the amount of $7'256,464.00 (Seven Million Two Hundred and Fifty Six Thousand Four Hundred and Sixty Four Pesos 00/100 Mex. Cy.), represented by 470'592,934 (four hundred seventy million five hundred ninety two thousand nine hundred and thirty four) Class "I" Series "A", ordinary, nominative, non par value shares, with the same rights and obligations and equal participation in the Capital Stock.

  NINTH. The Company may acquire its own shares representative of its Capital Stock and further place the same among the public investors through the Stock Market, in compliance with the provisions of the Securities Act (Ley del Mercado de Valores) and the dispositions of general character of the Mexican National Banking and Securities Commission.

  TWELFTH. Previous the express authorization of the Mexican National Banking and Securities Commission, the Company, in accordance with the Securities Act, may:

  Issue shares without the right to vote as well as the limitation of other corporate rights, and shares with restricted vote, and;

  Issue non-subscribed shares to be placed among the public, provided that, such shares shall be maintained in custody with a securities deposit institute.

  SIXTEENTH. The administration of the Company shall be entrusted to a Board of Directors elected by the Ordinary General Ordinary Stockholders Meeting, comprised by a minimum of five (5) and a maximum of twenty (20) Proprietary Directors, from which, at least, twenty five per cent (25%) shall be Independent. For each Proprietary Director shall be designated his respective Alternate, in the understanding that, the Alternates of the Independent Proprietary Directors shall have such character.

  The members of the Board of Directors shall remain in office one year or until their successors are elected by another General Ordinary Stockholders Meeting and have taken office, and will receive such remuneration as determined by the General Ordinary Stockholders Meeting.

  SEVENTEENTH. The members of the Board of Directors will be elected by a simple majority of votes of the common shares cast by the stockholders represented in the corresponding General Ordinary Stockholders Meeting, without computing, if such is the case, the votes of the ordinary shares which may correspond to the shares who have made the designations of the minorities referred to by article 144 (one hundred and forty-four) of the General Law of Mercantile Corporations. Likewise, any minority of stockholders of restricted or limited vote shares which represent, at least, ten percent (10%) of the capital stock in one or both series of shares, shall have the right to designate a Proprietary Director and his corresponding Alternate.

  EIGHTEENTH. The Board of Directors shall designate from among its members a President if the General Ordinary Stockholders Meeting has not made such designation. In the event of temporary or permanent absence of the President, the remaining Directors shall have the power to elect a substitute from among themselves. In the event of a permanent or temporary absence of a Proprietary Director, such Proprietary Director will be substituted by his corresponding Alternate Member. Likewise, the Board may designate a Secretary and a Pro-Secretary, who may be or may be not members of the Board, when the Stockholders Meeting has not made such designations. In the event of temporary or definitive absence of the Secretary he will be substituted by the Pro-Secretary.

  The Board of Directors may invite the Alternate Members to attend the meetings of the Board, but shall only have voice and right to cast a vote when they are substituting a Proprietary Director.

  NINETEENTH. The Board of Directors shall have all necessary general powers to carry out the object of the Company, subject to the limitations established by Law and these By-laws, for which purpose it shall have the powers stipulated in the three first paragraphs of article 2554 (two thousand five hundred and fifty-four) of the Federal Civil Code and its correlative article 2448 (two thousand four hundred and forty-eight) of the Civil Code of the State of Nuevo Leon, as well as their correlatives in the Civil Codes of the other states of the Republic, for lawsuits and collections, for administration and ownership acts including those which require a special clause, and negotiable power to subscribe, issue, accept, endorse, and grant the guarantee ("aval") in all negotiable instruments. It shall have the use of the corporate signature. It may delegate the aforementioned powers to some person or persons granting to such effect general or special powers of attorney for lawsuits and collections, for administration and the power to bring lawsuits based on negotiable instruments, or special powers of attorney in the event of ownership acts, same powers which the Board may revoke without cause at any time.

  The Board of Directors may create consulting intermediate committees which it may consider convenient, constituting an Audit Committee comprised by Proprietary Directors and/or Alternates, from which the President and the majority of them shall be Independent Directors, with the attendance of the Statutory Examiner or Examiners of the Company who will attend the meetings in the capacity of guests with the right of voice but without the right to vote, acting as Secretary of such Committee the Secretary of the Board of Directors. This Committee shall have, among others, the following functions: a) To elaborate an annual report of its activities which shall be submitted to the Board of Directors; b) To issue an opinion on the transactions with related parties referred to in paragraph 3 of Clause Twenty Second below, and; c) To propose the hiring of independent specialists in the cases it may deem it convenient in order to express their opinion with respect of the transactions referred to in paragraph 3 of Clause Twenty Second below.

  TWENTY-FIRST. The meetings of the Board of Directors shall be held in any part of the country, at least every three months to analyze the quarter results, previous call of the Board of Directors or when the President the twenty five percent (25%) of the Proprietary Directors or any of the Statutory Examiners call for a meeting.

  Notice for all meetings shall be given in writing by the Secretary of the Board to all Proprietary and Alternate Board members and Statutory Examiners, through the fastest confirmed vehicle, at least three days prior to the date of the meeting, to the addresses registered with the Secretary. The notice shall contain the agenda, hour, date and place of the meeting.

  TWENTY-SECOND. A valid quorum is present at any Board of Directors meeting if the majority of the members attend the meeting. Its resolutions will be validly adopted when taken by the majority of those present. The President shall have the decisive vote in case of a tied decision. The Board of Directors has exclusive competence to resolve over the following:

  1. The determination of the manner in which the corresponding votes of the shares or corporate participation of the Company must be cast, in the General Extraordinary or Ordinary Stockholders Meetings of the corporations in which the Company is the majority stockholder. To such effect, the Board shall designate the representative or representatives as deemed convenient.

  2. The acquisition of its own shares and the further placement among the public investors through the Stock Exchange, in compliance with the provisions of the Securities Act and the dispositions of general character of the Mexican National Banking and Securities Commission, as well as the designation of the individual or individuals responsible of the acquisition and further placement of such securities.

  3. The transactions apart from the ordinary course of business intended to be executed among the Company and its stockholders, with individuals who comprise the administration of the issuer or those with whom such persons maintain patrimonial links or, if such is the case, of relationship by consanguinity or affinity up to the second grade, the consort or concubinary; the purchase or sell of assets with a value of ten percent (10%) or more of the assets; the granting of guaranties in an amount superior to the thirty percent (30%) of the assets, as well as transactions different from the above which represent more than one percent (1%) of the assets of the Company, in accordance with the last Quarterly Consolidated Financial Statements provided to the Mexican National Banking and Securities Commission and to the Mexican Stock Exchange.

  The minutes of the meetings shall be signed by the President and the Secretary of the Board or the persons who have acted in their place, being the Secretary empowered to issue certified copies of the resolutions recorded in the minute books of the Company, as well as any documents related thereto.

  TWENTY-FIFTH. The surveillance of the Company shall be entrusted to one Statutory Examiner and his respective Alternate, who will be designated by the simple majority vote of the ordinary shares represented in the General Ordinary Stockholders Meeting.

  The designated Statutory Examiners shall remain in office one year or until their successors are elected by other Ordinary General Stockholders Meeting and have taken post and shall have the rights and obligations established by the General Law of Mercantile Corporations, receive the remuneration determined by the General Ordinary Stockholders Meeting, as well as the reimbursement of fees and expenses supported by adequate documents, incurred in the fulfillment of their duties.

  Stockholders of shares with or without right to vote which represent at least ten percent (10%) of the capital stock, may designate one Statutory Examiner.

  TWENTY-SIXTH.- The General Meetings of Stockholders shall be Ordinary and/or Extraordinary, and have the powers provided, respectively, by articles 180 (one hundred and eighty) 181 (one hundred and eighty-one) for the General Ordinary Meetings and 182 (one hundred eighty-two) for the General Extraordinary Meetings of the General Law of Mercantile Corporations, in the understanding that it shall be sole and exclusive knowledge of this last Meeting the matters mentioned below:

  1. To incur, from June 4, 2001, in new bank debts, as direct obligor, joint obligor, guarantor or endorser ("avalista"), except by: (i) fiscal and labor liabilities; (ii) responsibilities derived from the sale of assets (iii) ) indemnity bonds from bonds granted in order to guarantee fiscal obligations of its own or of its subsidiaries, and; (iv) credits which do not exceed Dollars $15'000,000.00 (Fifteen million 00/100 U.S. Dollars, Legal Currency of the United States of America) (or its equivalent in Mexican currency at the exchange rate fixed by Banco de Mexico, S. A., the previous business day to the date in which the credit or credits are granted) or by higher amounts, provided they are applied to pay existing indebtedness of the Company, as of June 4, 2001.

  2. To grant, from June 4, 2001, encumbrances over the assets of the Company, except to guarantee: (i) fiscal liabilities of the Company and/or its subsidiaries; (ii) responsibilities derived from the sale of assets (iii) bank credits which do not exceed dollars $15'000,000.00 (Fifteen million 00/100 U.S. Dollars of the Legal Currency of the United States of America) (or its equivalent in Mexican Currency at the exchange rate fixed by Banco de Mexico, S. A., the previous business day to the date in which the credit or credits are granted) or by higher amounts, provided they are applied to pay existing indebtedness of the Company, and; (iv) the restructure of the existing debts of the Company.

  3. To apply the funds, net from taxes and expenses, derived from the sell of assets of the Company which represent more than 20% (twenty percent) of its working capital, except made: (i) to cover ordinary expenses of the Company; (ii) payment of bank debts of the Company, and; (iii) to distribute them among the shareholders of the Company.

  4. The matters referred to in Clause Twentieth of these By-laws.

  Likewise, it shall be the competence of the General Annual Ordinary Stockholders Meeting the knowledge of: a) The consolidated financial statements of the Company and its subsidiaries and the report referred to in the general statement of article 172 (one hundred and seventy-two) of the General Law of Mercantile Corporations, of the immediately preceding fiscal year of the Company or corporations in which the Company is a majority stockholder, when the investment value exceeds 20% (twenty percent) of the net worth, in accordance with the financial position of the holding Company at the closing of the corresponding fiscal year; b) The report of the Audit Committee, and; c) The report of purchases and placements of its own shares; as well as to resolve for every fiscal year the maximum amount of proceeds which may be assigned to the purchase of its own shares.

  TWENTY-SEVENTH. The first call for any class of meeting shall be published, at least, in one of the newspapers of large circulation in the city of the Company's domicile, with fifteen days in advance to the holding date; in the event of a second or subsequent notice, such call shall be published, at least, ten days in advance to the holding date. Every call shall contain the hour, date, place and the agenda with the specific matters to be dealt in such meeting.

  From the moment the call is published for the Stockholders Meetings there shall be at the disposition of the Stockholders, in immediate and gratuity form, the information and related documents with respect to every one of the items established in the Agenda.

  TWENTY-NINTH. The stockholders may attend the meetings personally or by means of a proxy or through a proxy letter granted in the formats elaborated by the Company in accordance with the Securities Act provisions. The Company shall maintain at the disposition of the Stock Exchange intermediaries who have evidence to represent the Company's stockholders, during the term referred to in Article 173 (one hundred and seventy three) of the General Law of Mercantile Corporations, the formats of the proxy letters in order for the intermediaries to have the opportunity to send the same on due time to its customers.

  Stockholders who intend to attend a General Meeting, either in person or by proxy, must obtain from the Board of Directors an entrance card, at least three business days prior to the date fixed to the holding of the meeting.

  THIRTY-FIRST. The Board of Directors shall present to the General Annual Ordinary Stockholders Meeting a report on the corresponding fiscal year, as provided by article 172 (one hundred and seventy-two) of the General Law of Mercantile Corporations. Said report should be concluded and made available to the stockholders at the Company's domicile on the date established by articles 173 (one hundred and seventy-three) and 186 (one hundred and eighty-six) of such Law. Likewise, the Board of Directors shall present to such Stockholders Meeting the Audit Committee report.

  The company has only issued ordinary Series A, Class I, shares, which represent the Fixed Minimum Capital. As of to date, there are no shares without voting right or limited right to vote. The company has executed a Trust with Nacional Financiera (NAFIN), whereby the Fiduciary has issued Certificados de Participación Ordinarios, which in turn are converted into American Depositary shares (ADSs) by the Bank of New York, and the same are listed in the New York Stock Exchange. The voting right of the shares are exercised through NAFIN, who is under the obligation to vote in accordance of the vote cast by the majority stockholders.

  With respect to the minority rights, that which constitutes a 10% of the capital stock with voting right, shall have the right to designate a Proprietary Director and his respective Alternate.

  Regarding the installation quorum and the validity of the resolutions, as of December 31, 2001, the same was governed by the dispositions of the General Law on Mercantile Corporations (Ley General de Sociedades Mercantiles). As a subsequent event, on April 30, 2002, the By-laws were amended as reported in the above paragraphs.

  In order to change the rights associated to the shares it is required the approval of the General Extraordinary Stockholders Meeting, there being no limitation as to the acquisition of the same by the stockholders.

  Non-statutory agreements are in existence, which may have the effect to delay, prevent, differ or make more onerous a change in control of the company.

  As of December 31, 2001, there are not statutory clauses or agreements among the stockholders to limit or refrain the administration of the company or its stockholders. As a subsequent event, we make reference to the By-laws amendments of April 30, 2002, hereby referred to in the above paragraphs.

  Material Contracts

Savia Restructuring Agreement

On June 27, 2001, the Company successfully completed negotiations with its creditors and entered into the Restructuring Agreement covering all of its outstanding Holding Company (unconsolidated) indebtedness -- the Equity Swaps, the Savia Bank Debt, and the Affiliate Notes. The Company used the available net proceeds from the sale of its interest in SCA (after repayment of the ING Debt, additional accrued interest and the premium for advance repayment) and funds distributed from Empaq to repay approximately $300 million of this indebtedness. As of June 30, 2001, after giving effect to such repayment, the Company (excluding the debt of its subsidiaries, Seminis and Bionova) had approximately $86 million of indebtedness.

Under the terms of the Restructuring Agreement: (i) the Company's obligations are secured by a pledge of the shares of Class C preferred stock of Seminis and an additional capital contribution by the Company in Seminis; (ii) the original maturity date of this indebtedness was October 31, 2002; (iii) there were no scheduled payments of principal or interest (except a single interest payment on July 31, 2002 with respect to the immediately preceding three month period); and (iv) payments of principal and interest will, subject to certain exceptions to provide additional funds to support investments in the businesses of the Company, be required to be made upon the sale of assets or the issuance of equity or debt securities by the Company.

On September 4, 2001 an amendment to the Restructuring Agreement was executed in order to modify the definition of Bionova Produce Guaranty to now include Bionova Produce Inc.'s subsidiaries as debtors and to take into consideration the refinancing or renewals of their obligations.

On July 31, 2002 an amendment and a waiver to the Restructuring Agreement and an amendment to the related pledge and security agreement were executed. The modifications included the following: (a) the related tax and operating expense permitted amount was increased by $17.4 million, from $20.0 million to a total of $37.4 million, (b) permission was granted to Savia to sell approximately 8 million of its shares from its repurchase fund, (c) permission was granted to Desarrollo Forestal, a Savia subsidiary, to incur additional debt in an aggregate principal amount not to exceed $8 million and (d) Savia put forth 49% of the outstanding shares of Omega as collateral under the agreements.

On October 31, 2002 an additional amendment to the Restructuring Agreement was executed, extending the maturity date until December 6, 2002.

The Company intends to sell additional assets to repay the Restructured Debt. The Company believes that its assets are greater than the Restructured Debt under the Restructuring Agreement. As of December 31, 2002, the Company was not in compliance with certain covenants under the Restructuring Agreement and was negotiating waivers with its banks.

Restructured Debt Settlement Agreement

Savia executed the Debt Settlement Agreement that (i) extended the maturity date of the Restructured Debt until September 30, 2003, (ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions which include: (a) the sale of 78.3 million Seminis shares (including 37.7 million Seminis shares to be received by Savia under the Exchange Agreement) for $266 million, and after the repayment of the Restructured Debt, Savia will retain approximately $15.0 million and pay a cash dividend of $251.2 million, equivalent to $0.5338 per share, (b) Savia's receipt of $50.2 million from an affiliate, which combined with the approximately $15.0 million Savia will retain, will enable Savia to make the fixed payment of $65.2 million as repayment of the Restructured Debt and (c) the sale of 66.8 million Savia shares owned by a trust for the benefit of Savia to an affiliate.

Exchange Agreement

On July 1, 2002, the Company entered into the Exchange Agreement with Seminis to exchange all of the outstanding Seminis Class C preferred stock (including accrued PIK dividends) having a principal value of $120.2 million, additional paid-in capital (including accrued PIK dividends) of $46.7 million and accrued and unpaid cash dividends of $10.0 million into 37.7 million shares of Seminis. The remaining accrued and unpaid cash dividends on the Class C preferred stock of approximately $15.0 million (plus interest at a rate of 10% per annum from July 1, 2002, less $3 million) will remain due and payable and will be paid in cash by Seminis in accordance with the terms of the Exchange Agreement. The Exchange Agreement, however, is subject to customary closing conditions and is expected to be completed at the same time as the sale of the Seminis shares.

Sale of Seminis - Contribution Agreement

On May 30, 2003, Seminis entered into the Merger Agreement with Seminis Acquisition and Seminis Merger Corp. Seminis Acquisition and Merger Corp. were formed for purposes of facilitating the merger. At the effective time of the merger, Merger Corp. will merge with and into Seminis, and Seminis will continue as the surviving corporation.

Immediately following the merger, Fox Paine, its affiliates and co-investors will acquire between approximately 74.4% and 91.0% of the then outstanding shares of Seminis common stock from Seminis Acquisition. After the merger and related transactions, Seminis will be a privately held company owned by Fox Paine, several entities affiliated with Mr. Alfonso Romo Garza, certain creditors of a Savia affiliate and nine members of Seminis and Savia management. If one of the affiliated companies does not exercise its purchase option to acquire Seminis shares, Savia would receive 900,737 shares of Seminis and the funds received by Savia would decrease by approximately $3.1 million.

On June 2, 2003, Savia, together with Seminis and Fox Paine & Co., LLC issued and filed a press release relating to the proposed sale by Savia of its interest in Seminis. For the text of the press release, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

Contribution Agreement - Conditions to Closing

On May 30, 2003, Savia, Mr. Romo, Mexican SPC and the continuing stockholders entered into the Contribution Agreement with Seminis Acquisition. Pursuant to the terms of the Contribution Agreement, Savia has agreed to contribute to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock (including the shares being exchanged under the Exchange Agreement) in exchange for membership interests in Seminis Acquisition. Seminis Acquisition will sell its shares of Seminis common stock for $3.40 per share in cash following the merger and distribute to Savia aggregate cash proceeds of approximately $266.2 million.

Savia shareholders have approved the sale of the Seminis shares and the payment of a dividend at a shareholders' meeting held on April 30, 2003.

The closing of the transactions contemplated by the Contribution Agreement is anticipated to occur immediately prior to the merger. If the Contribution Agreement and related transactions are consummated, the Company will use $65.2 million of the funds received from such transactions to pay the Restructured Debt and $251.2 to pay a cash dividend equivalent to U.S.$0.5338 per share of Savia common stock. If the Contribution Agreement and related transactions, including the merger, are not consummated by September 30, 2003, the Company will be in default under the Debt Settlement Agreement.

The obligations of the parties to the Contribution Agreement to complete the contribution of shares of Seminis common stock to Seminis Acquisition are subject to the satisfaction or waiver of various conditions to the merger and completion of certain transactions by Savia and affiliates of Savia. For a description of the conditions to the Contribution Agreement and related transactions, see "Introduction - Debt Repayment Plan - Proposed Sale of Seminis."

The Contribution Agreement may be terminated by any party to the Contribution Agreement if the Merger Agreement is terminated in accordance with its terms.

Voting Agreement

In order to ensure consummation of the merger, on May 30, 2003, Savia, the ARG Trust, CAI, Park, Emprima, Mr. Romo and Seminis Acquisition entered into a voting agreement with Fox Paine, whereby each party to the voting agreement (other than Fox Paine) has agreed, among other things, to vote its shares of Seminis common stock to approve the Merger Agreement, the merger and any actions reasonably and directly related thereto. The parties to the voting agreement control shares of Seminis common stock representing in the aggregate approximately 85.3% of the outstanding voting power of Seminis common stock entitled to vote at the special meeting.

Seminis Amendment to Credit Facility

In May 2001, Seminis entered into a permanent amendment to the terms and conditions under its outstanding $310 million syndicated credit facility with Harris Trust and Savings Bank and Bank of Montreal, Chicago Branch. Upon receipt of the amended credit agreement, long-term portions of borrowings of Seminis were reclassified from current liabilities to long-term debt. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of June 30, 2002 to December 31, 2002, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings and revised covenant obligations. Interim principal obligations under the amendment included $16.0 million due in the fourth quarter of fiscal year 2001, $19.0 million, $4.0 million, $31.0 million and $9.0 million due in the first, second, third and fourth quarters of fiscal year 2002, respectively. All remaining amounts were due in the first quarter of fiscal year 2003.

Seminis met all required principal and interest payments during fiscal years 2002 and 2001 and were in compliance with all of its financial covenants under the amended credit agreement at September 30, 2002. In October 2002, we paid an additional $5.0 million of principal as required by the amended credit agreement; however, as of December 31, 2002, Seminis had not completed a refinancing transaction in order to pay the remaining balance of $224.7 million. The lenders agreed to temporarily extend the term of the credit facility and in January 2003, a formal amendment was executed. Among other things, the amendment extended the final maturity of the credit facility from the previously agreed on date of December 31, 2002 to December 31, 2003, revised principal payment dates under the term loan, instituted a new grid pricing formula to determine interest on borrowings and revised covenant obligations. Interim principal obligations under the amendment included $3.0 million and $9.5 million due in the third and fourth quarters of fiscal year 2003, respectively. The remaining outstanding amount totaling $212.2 million will be due in the first quarter of fiscal year 2004. Upon receipt of the amended credit agreement, long-term portions of borrowings were reclassified from current liabilities to long-term debt as of September 30, 2002.

D. Exchange Controls

Not Applicable.

E. Taxation

General

The following is a general summary of certain U.S. federal income and Mexican tax consequences of the purchase, ownership and disposition of A Shares, ADSs and CPOs. The tax treatment of a holder of the A Shares or the A Shares represented by ADSs and CPOs may vary depending upon the particular situation of the holder. The discussion of U.S. tax considerations is limited to investors who will hold the A Shares, ADSs and CPOs as "capital assets" and whose "functional currency" Code is the Dollar. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, brokers-dealers and holders of 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The discussion of Mexican tax considerations is limited to investors who are not residents of Mexico (as defined below). The discussion does not address either U.S. federal information reporting or backup withholding requirements or U.S. federal estate and gift tax considerations. The discussion below also does not address the effect of any U.S. State or local tax law on a holder of the A Shares or the A Shares represented by ADSs and CPOs. As used in this discussion, the term "Holder" means an individual who is a citizen or resident of the U.S., a partnership, corporation or other entity organized in or under the laws of the U.S. or any state thereof, an estate that is subject to federal income taxation without regard to the source of its income or a trust, the administration over which a U.S. court can exercise primary supervision and for which one or more fiduciaries has the authority to control all substantial decisions. The term "Non U.S.-Holder" means any holder other than a U.S. Holder. As used herein, the term "U.S." means the United States of America (including the 50 contiguous States and the District of Columbia).

The U.S. and Mexico are parties to an income tax treaty and accompanying protocol (together, the "Treaty") that became effective on January 1, 1994. In general, for U.S. federal income tax purposes, holders of ADSs and CPOs will be treated as the owners of the underlying A Shares.

Taxation of Dividends

U.S. Tax Considerations

Cash dividends paid out of current or accumulated earnings and profits with respect to the A Shares represented by ADSs and CPOs will be includible in the gross income of U.S. Holders as ordinary income when the dividends are received by the CPO Trustee. Dividends paid to a U.S. Holder that is a corporation will not be eligible for any dividends received deduction otherwise allowed to corporations under Section 243 of the Code. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset. Dividends paid in pesos will be includible in the income of a U.S. Holder in a Dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the CPO Trustee. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss with respect to any pesos that are not converted into U.S. dollars on the day the pesos are received by the CPO Trustee. Dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. federal income tax purposes.

Distributions of additional A Shares or ADSs to U.S. Holders with respect to their predistribution ADSs holdings that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax (except with respect to cash received in lieu of fractional A Shares). The basis of the ADSs so received will be determined by allocating the U.S. Holders' existing adjusted basis in the ADSs (less any portion allocable to cash received in lieu of fractional shares) between the predistribution ADSs and the ADSs so received.

A portion of a dividend received from a non-U.S. corporation will be U.S. source income unless less than 25% of the payor's gross income from all sources for the three-year period preceding the declaration of the dividend was effectively connected with the conduct of a trade or business in the United States. Such a dividend will be U.S. source income generally in the same proportion as the payor's gross income that is effectively connected with the conduct of a trade or business in the U.S. bears to the payor's gross income from all sources. For 1999 and 2000, less than 25% of the Company's gross income was effectively connected with the conduct of a trade or business in the U.S. The Company can give no assurance that this will continue to be true in the future.

Distributions with respect to A Shares represented by ADSs and CPOs paid to a Non-U.S. Holder generally will not be subject to United States withholding tax if the interest is not effectively connected with the holder's conduct of a trade or business in the United States.

Mexican Tax Considerations

From January 1, 2002 holders of shares will accumulate to their other revenues those perceived by dividends or capital gains, being the tax paid by the society that distribute them a credit, if the holders accumulates in the annual income tax the amount of the tax and the dividend.

The Company will be required to pay a 34% tax on 1.5152 times (from 2004 to 2005, 33% on 1.4925 times to 32% on 1.4706 times) the amount of the dividend if the dividend is not paid from earnings that have already been subject to income tax (as shown in the required record of such earnings called "cuenta de utilidad fiscal neta" or "previously taxed net earnings"). Effective January 1, 1999, the Mexican government raised corporate income tax rates from 34% to 35%. Notwithstanding this increase, entities are allowed to defer 3% in 1999 and 5% in 2000 and 2001, of their corporate tax so long as they reinvest such amount into their company. The deferred tax must be paid when the Company distributes its profits.

By Law, the corporate income tax rates will be diminished in one percent intervals yearly from 35% in 2002 to 32% in 2005.

In addition, dividends paid from January 1, 1999 to December 31, 2001 are subject to Mexican withholding. This tax is determined by applying a rate of 5% to the amount by multiplying the dividends distributed by 1.5385 (1.515 in instances where dividends are paid from earnings previously taxed prior to December 31, 1998).

Under Mexican tax law, the Mexican withholding tax rate may be reduced by the Treaty. In order to gain such a reduction, a shareholder must provide the Company with his name, address, Tax Identification number, and the amount of shares he owns and the Company must certify that it has obtained from such shareholder an official document from the Internal Revenue Service stating that such shareholder is a U.S. tax resident for tax purposes. Furthermore, the custodian must assume responsibility to pay the tax difference in case of default. Foreign custodians must designate a legal representative in Mexico.

Taxation of Capital Gains:

U.S. Tax Considerations

A U.S. Holder will realize a gain or loss in an amount equal to the difference between such Holder's basis in the ADSs or CPOs and the amount realized on the disposition on the sale or other disposition of ADSs or CPOs. Gain and loss realized by a U.S. Holder generally will be treated as capital gain or loss from U.S. sources. Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Holders that withdraw any CPOs should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such CPOs.

Gain realized by a Non-U.S. Holder on the disposition of A Shares, ADSs and CPOs will not be subject to United States federal income tax unless (i) the gain is effectively connected with the holder's conduct of a United States trade or business or (ii) the holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Mexican Tax Considerations

The sale or other disposition of CPOs or ADSs by holders who are non-residents of Mexico (as defined below) will not be subject to Mexican tax. Deposits of A Shares in exchange for CPOs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The sale or other disposition of CPOs or ADSs by nonresidents of Mexico will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or the New York Stock Exchange. Sales or other dispositions of CPOs or ADSs made in other circumstances would be subject to Mexican income tax. Under the Treaty, gains attributable to a permanent establishment that a U.S. enterprise (as defined in the Treaty) has or had in Mexico, or which are attributable to a fixed base which is or was available to a U.S. resident (as defined in the Treaty) in Mexico for the purpose of performing independent personal services, are taxable in Mexico. Also under the Treaty, gains derived by a U.S. resident (as defined in the Treaty) may be taxed in Mexico if such resident, during the 12-month period preceding the sale or disposition giving rise to the gain, had a participation, directly or indirectly, of at least 25% in the Company's capital. The Treaty further provides that such gains shall be deemed to be Mexican sourced to the extent necessary to avoid double taxation.

For purposes of Mexican taxation, a natural person is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it is incorporated under Mexican law or its effective management is located in Mexico. A Mexican citizen or a legal entity with its corporate domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico, unless the citizen or entity can demonstrate otherwise. If a legal entity has a permanent establishment or fixed base in Mexico, its permanent establishment or fixed base is required to pay taxes in Mexico with respect to income attributable to such permanent establishment or fixed base in accordance with relevant tax provisions.

Other Mexican Taxes

Other than the income tax, there are no other taxes applicable to the ownership, transfer or disposition of ADSs, CPOs or A Shares. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs, CPOs or A Shares.

Reimbursement of capital pursuant to a redemption of shares will not be subject to tax if (i) the corresponding amount is not more than the adjusted contributed capital corresponding to the redeemed shares and (ii) the equity of the Company does not exceed the total adjusted contributed capital. Any excess distribution in excess of that amount will be considered as a dividend for tax purposes and will be taxed.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Savia, Río Sena Poniente No. 500, Col. Del Valle, San Pedro Garza Garcia, N.L. CP 66220, Mexico, or on request to Savia at the telephone number (5281) 8173-5500, attention José Luis Martinez. Copies of Savia's financial statements and other continuous disclosure requirements required under Mexican law are available for viewing at the same address.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in financial market conditions in the normal course of its business due to its use of certain financial instruments as well as transactions in various foreign currencies and translation of foreign subsidiaries financial statements to Mexican pesos. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

Interest rate risk

The table below presents Savia's principal cash flows and related weighted average interest rates by expected maturity dates.

Short-Term and Long-Term Bank Debt
At December 31, 2002
Expected Maturities	Variable Rate Debt	Average Variable Interest Rate
	(Ps. millions)
2003	3,521	8.3%
2004	34	8.5%
2005	29	8.6%
2006	29	8.6%
2007 and Thereafter	76	8.0%
Total	3,689	8.3%

All of the debt is U.S. dollar denominated.

Foreign Currency Exchange Risk

Savia generally does not enter into foreign currency derivative transactions to hedge against movements in exchange rates. Savia, however, is exposed to foreign currency exchange risk associated with monetary assets and liabilities, principally cash and cash equivalents, accounts receivable and its short-term and long-term debt, held by Savia and its Mexican subsidiaries, denominated principally in U.S. dollars, as summarized below (in millions):

	2001	2002
Monetary Assets	$118,207	$11,369
Current liabilities	(68,111)	(92,962)
Long term liabilities	(828)
Net foreign currency position	$49,268	$(81,593)

The Company translates its non-Mexican investments into Mexican pesos using the guidelines established by Bulletin B-15 which requires the restatement of amounts of the foreign subsidiaries by applying the general inflation index of the country and then translating to Mexican pesos at the exchange rates prevailing at the latest balance sheet date. The net difference resulting from the translation of the financial statements of foreign subsidiaries, representing the cumulative effect of the Mexican peso and U.S. dollar exchange rate fluctuations, on such foreign investments is included in stockholders' equity.

Certain subsidiaries of Savia operate outside of the Mexico and have adopted local currencies as the functional currencies for certain of its foreign subsidiaries because their principal economic activities are most closely tied to the respective local currencies. This exposes Savia to market risk from changes in foreign exchange rates to the extent that transactions are not denominated in Mexican pesos.

At December 31, 2001 and 2002, the net assets of its foreign subsidiaries were as follows (in millions):

	2001	2002
Cash and cash equivalents	$24.8	$34.1
Accounts receivable	145.9	160.4
Inventories	301.5	298.6
Property, plant and equipment	218.6	200.9
Other assets	256.6	233.6
	947.4	927.6
Current liabilities	(558.2)	(536.1)
Long-term debt	(46.7)	(29.5)
Net assets of foreign subsidiaries	$342.5	$362.0

During 2001 and 2002 the condensed results of operations of the Company's foreign subsidiaries were as follows (in millions):

	2001	2002
Net Sales	$656.3	584.5
Cost of Sales	(413.7)	(296.7)
Operating Expenses	(269.3)	(233.2)
Financial Expenses	(42.7)	(28.3)
Income Taxes and Other Expenses	(130.6)	(14.3)
Consolidated Net (Loss) Income	(200.0)	12.0
Minority Interest	(1.6)	(1.3)
Majority (Loss) Income	$(201.6)	$10.7

Derivative Financial Instruments

As of December 31, 2002, the Company had no outstanding derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, Dividends Arrearages and Delinquencies SECTION

Seminis

Seminis has two classes of preferred stock, Class B stock that is entitled to receive a dividend payment of 8% per annum payable quarterly and Class C stock that bears interest at 10% PIK until December 2000. After that date the dividends of Class C Stock are to be paid in cash. Since September 2000, due to the fact that Seminis did not comply with certain covenants under its bank debt agreement, the preferred stock dividends have not been paid. As of March 2003, Class B Stock accrued approximately $5.5 million of unpaid dividends and Class C Stock accrued approximately $25 million of unpaid dividends. According to the terms and conditions of the amendment signed by Seminis, dividends to the preferred shares could be paid once the banks are paid three times the amount considered to be paid to the preferred shareholders.

ITEM 14. MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures (Sarbanes-Oxley Act 2002)

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures within 90 days of the date of this document. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that material information relating to the Company would be made known to them by others within the Company.

There have been no significant changes to the Company's internal controls or in other factors that could materially affect these controls after the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

ITEM 16B. CODE OF ETHICS

Not Applicable

iTEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable

ITEM 17. FINANCIAL STATEMENTS

See ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

A. Consolidated Statements and Other Financial information (U.S. GAAP, 3yrs)

Financial Services

The Financial statements, together with the report of PricewaterhouseCoopers, are filed as part of this Annual Report.

Notes to the Financial Statements.

ITEM 19. EXHIBITS

1.1 The Articles of Incorporation are incorporated by reference to the Company's registration statement on Form F-1.

1.2 Amended Company Bylaws is incorporated by reference to the Company's Form 20-F for the year ended December 31,2001

4.1 Savia's Restructuring Agreement is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2000.

4.2 Amendment dated September 4, 2001 to the Savia Restructuring Agreement is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2002.

4.3 Amendment dated July 31, 2002 to the Savia Restructuring Agreement.

4.4 Amendment dated October 31, 2002 to the Savia Restructuring Agreement.

4.5 Debt Settlement Agreement dated May 20, 2003.

4.6 Exchange Agreement dated July 1, 2002, and amended and restated as of May 30, 2003.

4.7 Merger Agreement dated May 30, 2003.

4.8 Contribution Agreement dated May 30, 2003.

4.9 Voting Agreement dated May 30, 2003.

4.10 Seminis Amendment to Syndicated Credit Facility is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2000.

8.1 List of Significant Subsidiaries.

12.1Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.2 Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

Certifications

I, Alfonso Romo Garza, certify that:

1. I have reviewed this annual report on Form 20-F of Savia, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/Alfonso Romo Garza
Alfonso Romo Garza
Chief Executive Officer

I, Bernardo Jimenez Barrera, certify that:

1. I have reviewed this annual report on Form 20-F of Savia, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/Bernardo Jimenez Barrera
Bernardo Jimenez Barrera
Chief Financial Officer

ANNEX. Mexican application of the Better Corporate Practices Code

DISCLOSURE ABOUT THE DEGREE OF COMPLIANCE TO THE PRINCIPLES OF THE BETTER CORPORATE PRACTICES CODE

QUESTIONNAIRE ABOUT THE ISSUER CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i). About the Board of Directors Functions

In this section it should be commented about the Board of Directors function in the company, establishing the Board's vision and how it does relate within the administrative process. Within this general frame, a description should include the specific functions carried out by the Board, indicating why are they considered important and necessary.

The Board of Directors is the body in charge of the administration and representation of the company, which ensures good management towards the accomplishment of the company's objectives with a vision to satisfy the legitimate interests of shareholders, employees, customers and other sectors interested in the company.

The Board of Directors is responsible to the shareholders in the performance of the business. It determines the strategic plan, supervises, controls and evaluates the performance of the executive team who supervise the day to day operations and reporting annually at the Stockholders Meeting.

In addition to the powers-duties conferred by applicable laws, the Board of Directors is empowered to: a). establish the strategic planning; b). supply the shareholders and, if necessary, the market, on the company's information; c). establish the mechanisms of internal control and compliance with applicable laws, and d). evaluate the performance of key executives who work for the company.

ii). About the Structure of the Board of Directors

In this section it should be commented about the structure of the board of Directors. It shall be indicated whether there be intermediate bodies which support it to fulfill its functions. Likewise, it shall be indicated how many, which and what functions they comply with. In the description, it is also required to explain how is that the intermediate bodies report to the Board about its activities.

The Board of Directors is comprised of 8 Proprietary Directors and 8 Alternate Directors.

The Board has designated the following intermediate bodies to support it in the fulfillment of its functions:

The Evaluation and Compensation Committee is comprised of the Proprietary Members Messrs. Eugenio Nájera Solórzano, Mateo Mazal Beja and Alejandro Torres Quiroga. This Committee analyzes the applicable policies in connection with the evaluation, compensation and hiring of top level executives and reports periodically to the Board. For the performance of its functions, the Committee is supported by the executives of the Human Resources area.

The Audit Committee is comprised of the Proprietary Directors Messrs. David Noel Ramírez Padilla, Eduardo Livas Cantú and Bernardo Jiménez Barrera. This Committee analyzes: 1). the relationship with the external auditors; 2). the applicable accounting policies; 3). the principles, criteria, practices and controls related with the elaboration of the financial information for the Board and the public; 4). the internal control system, and 5). the compliance with applicable laws, reporting periodically to the Board. For the performance of its functions the Committee is supported by the Financial executives and the external auditors.

The Finance and Planning Committee is comprised of the Proprietary Directors Messrs. Rubén Martínez Dondé, José Manuel García García and Bernardo Jiménez Barrera. This Committee analyzes the strategic plan including: 1). the principal financial investments and transactions; 2). the position of the company in accordance with the plan; 3). the congruence of the financial and investment policies, and 4). the financial projections and reports periodically to the Board. For the performance of its functions the Committee is supported by the finance executives.

About the Integration of the Board of Directors	YES	NO	Comments
1) The Board of Directors is comprised by a number not less than five and not above fifteen proprietary directors? (Principle 2)	X
2) * Are there only proprietary directors? (Principle 3)		X
3) The alternate directors can only substitute the corresponding proprietary director previously designated? (Principle 3)	X
4) The proprietary director proposes to the Board the designation of the person who will be his corresponding alternate? (Principle 3)	X
5) The independent and patrimonial directors, as a whole, constitute at least 40% of the Board of Directors? (Principle 7)	X		Represent, approximately, 30%
6) The independent directors represent at least 20% of the total of directors? (Principle 7)	X
7) Is it mentioned in the annual report presented by the Board of Directors which directors are independent and which are patrimonial? (Principle 8)			No in the Annual Report presented to the Stockholders Meeting held on April 30, 2003.
8) Is it pointed out in the annual report the kind of category to which the patrimonial directors belong to? (Principle 8)		X	No in the Annual Report presented to the Stockholders Meeting held on April 30, 2003.
9) Is it mentioned in the annual report of the Board of Directors the main position of each director as of the date of the report? (Principle 9)		X	No in the Annual Report presented to the Stockholders Meeting held on April 30, 2003.

* In case of an affirmative answer to this question, it should be answered "DOES NOT APPLY" to questions 3) and 4) in the comments column.

About the Structure of the Board of Directors	YES	NO	Comments
10) The Board of Directors carries out the Functions of Compensation and Evaluation, Audit and Planning and Finance? (Principle 10)	X
11) Are the intermediate bodies only conformed by proprietary directors? (Principle 12)		X
12) Each intermediate body is comprised by at least 3 members as minimum and 7 as maximum? (Principle 13)	X
13) Each independent director, besides complying with its functions in the Board, participates in at least one of the intermediate bodies? (Principle 16)	X
14) The intermediate body which carries out the Audit function is presided over by an independent director? (Principle 17)	X
15) Does the Board of Directors hold meetings at least 4 times a year? (Principle 18)	X
16) Does the Board of Directors dedicate at least one of its meetings to the definition of the medium and long term strategies of the company? (Principle 18)	X		Due to the financial restructure meetings have been held without formalizing them in Minute format.
17) At least 25% of the directors has the right to call for a Board meeting? (Principle 19)	X
18) The directors have access to all the relevant information at least 5 business days prior to the meeting date? (Principle 20)	X
19) * Is there a mechanism to assure that the directors can evaluate inquiries about strategic matters, even though they do not receive the necessary information at least 5 business days in advance? (Principle 20)	X		Due to the financial restructure meetings have been held without formalizing them in Minute format.
20) * The director elected by the first time is induced, explaining him his responsibilities and the company's situation? (Principle 21)	X

About the Directors' Duties	YES	NO	Comments
21) The directors inform the President and the Secretary of the Board any conflict of interest which imply they should abstain of voting and, in such a case, do they abstain from participating in the corresponding deliberation? (Principle 22)	X
22) The directors only use the assets and services of the company solely to the fulfillment of the social object? (Principle 23)	X
23) When the directors use exceptionally the assets of the company for personal matters, are there defined clear policies to such effect? (Principle 23)			Not applicable.
24) * The directors devote time to their functions attending at least 70% of the meetings to which they have been called? (Principle 24)	X
25) * The directors maintain absolute confidentially about the social matters they have knowledge through the meetings they attend? (Principle 25)	X
26) The proprietary and alternate directors maintain themselves mutually informed about the matters discussed in the board meetings? (Principle 26)	X		The Alternate Directors are invited to attend the meetings.
27) The Board of Directors receives support through opinions, recommendations and guidelines derived from the analysis of the company's development? (Principle 27)	X

    In the event the answers to these questions are affirmative, the answer should be enlarged in the comments column.

FUNCTION OF COMPENSATION AND EVALUATION

  About the Evaluation and Compensation Committee

In this section it should be commented how the Evaluation and Compensation of the General Director and of the high level executives is managed, describing the processes followed to perform such functions.

The evaluation and compensation of top level executives of the subsidiaries are administrated using the following tools: 1). description of positions; 2). valuation of positions; 3). pay roll and fringe benefits surveys in the market; 4). performance evaluation of the executive; 5). company's results evaluation, and 6). the compensation is integrated with fixed remuneration, benefits and bonuses.
About the Operation of the body which fulfills the Evaluation and Compensation function.	YES	NO	Comments
28) The intermediate body which performs the Evaluation and Compensation functions examines that the hiring conditions of the high level executives and the probable payment due to separation from the company are in accordance with the guidelines approved by the Board? (Principle 29)	X		Given financial restructure, there is no recruitment
29) The structure and policies used to determine the packages of directors and executives are disclosed? (Principle 30)		X

AUDIT FUNCTION

  About the Audit Function

In this section it should be commented how the Audit function is fulfilled, describing the processes followed to perform such functions. Specifically, it should be described how the intermediate body interacts with the Board regarding the accounting practices of the company and the mechanisms it has to assure a good quality in the financial information.

Periodical reviews are carried out related to the accounting procedures and operations of the Company and results are reported with the Financial and Comptroller areas. The Audit Committee is examining the traditional policies applied and given the financial restructuring it has held meetings making sure the financial information complies with generally accepted accounting principles.

About the Auditors Selection.	YES	NO	Comments
30) The income of the external auditor as well as any other external audit, derived from the audit of the company, represents a percentage equal or minor to 20% of the net income of the accounting firm in charge? (Principle 32)	X
31) The partner who audits the company is rotated at least every 6 years? (Principle 33)	X
32) The person who signs the opinion of the audit for the annual financial statements of the company is different from the one who acts as Statutory Examiner? (Principle 34)	X
33) The annual report includes information regarding the professional profile of the Statutory Examiner of the company? (Principle 35)	X		In his report it is mentioned his partnership with PW&C.
About the Financial Information
34) The company has an internal audit area? (Principle 36)		X
35) The intermediate body in charge of the Audit function submits the accounting principles to the approval of the Board? (Principle 37)		X
36) The intermediate body in charge of the Audit function ascertains that the public intermediate financial information is carried out in accordance with the same principles, criteria and practices which the annual report will be performed? (Principle 39)	X
ABOUT THE INTERNAL CONTROLS
37) Is there an internal control system? (Principle 41)	X
38) Are the guidelines of the internal control system submitted to the approval of the Board? (Principle 41)	X
39) The intermediate body in charge of the Audit function evaluates and issues an opinion about the effectiveness of the internal control system? (Principle 42)	X
40) The external auditors validate the effectiveness of the internal control system and issue a report with respect to such controls? (Principle 43)	X		During the meetings held with those responsible of such area.

FULFILLMENT DISPOSITIONS REVIEW	YES	NO	Comments
41) The intermediate body in charge of the Audit function verifies the existence of controls in order to determine if the company complies with the dispositions applicable to it and reports the same to the Board periodically? (Principle 44)	X		Periodical meetings as required.
42) The examination of the fulfillment of all applicable dispositions is carried out at least once a year? (Principle 44)	X
43) The Board of Directors is informed periodically about the legal situation of the company? (Principle 45)	X

FINANCE AND PLANNING FUNCTION

v) About the Finance and Planning Function

In this section it should be commented how the Finance and Planning function is fulfilled, describing the processes followed to perform such functions. Specifically, it should be described how the intermediate body interacts with the Board to support its decisions.

As a consequence of the financial restructuring, the planning function has been subject to periodic meetings to evaluate the progress of the negotiations, while continuing to evaluate, the projections and financial transactions of the Company.

About the Intermediate Body in charge of the Finance and Planning functions	YES	NO	Comments
44) The intermediate body in charge of the Finance and Planning functions issues an evaluation about the feasibility of the main investments and financial transactions of the company? (Principle 47)	X		Due to the financial restructure meetings have been held without formalizing them in Minute format.
45) The intermediate body in charge of the Finance and Planning function evaluates periodically the strategy position of the company in accordance with the strategy plan. (Principle 48)	X
46) The intermediate body in charge of the Finance and Planning functions supports the Board with the surveillance of the congruence of the investment and financing policies with the strategic vision of the company? (Principle 49)	X
47) The intermediate body in charge of the Finance and Planning functions support the Board by examining the financial projections of the company assuring the congruence with the strategic plan of the company? (Principle 50)	X		Due to the financial restructure meetings have been held without formalizing them in Minute format.

iv) Optional Question

If there are practices of additional corporate governance to those recommended by the Better Corporate Practices Code (Codigo de Mejores Practicas Corporativas), in this section an option is given to the issuer to disclose the same.

    II.

QUESTIONNAIRE ABOUT THE GENERAL STOCKHOLDERS MEETING.

STOCKHOLDERS' RIGHTS (See section V)

i About the Information and Agenda of the Stockholders Meeting	YES	NO	Comments
1) Was it omitted from the Agenda of the Stockholders Meeting the item referred to as "Various Matters"? (Principle 51)	X
2) Was it avoided to group matters related to different subjects in only one item of the Agenda? (Principle 51)	X
3) Is all the information about each item of the Agenda of the Stockholders Meeting available with 15 days in advance? (Principle 52)	X
4) Is given to the stockholders any format containing a detailed information and possible alternatives of voting regarding the items of the Agenda, so they may instruct to their mandataries? (Principle 53)		X
5) In the information delivered to the stockholders is included the proposal to comprise the Board of Directors, accompanied with information regarding the professional profile of the candidates? (Principle 54)		X

ii About the Information and communication between the Board of Directors and the Stockholders	YES	NO	Comments
6) In its annual report to the Stockholders Meeting, the Board of Directors includes relevant aspects of the performance of each intermediate body and the names of its members? (Principle 55)		X
7) Are the reports of each intermediate body presented to the Board of Directors available to the stockholders together with the material for the Stockholders Meeting? (Principle 55)	X
8) Does the company have policies, mechanisms and responsible persons to inform the investors and keep channels of communication with the stockholders and potential investors? (Principle 56)	X

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAVIA, S.A. DE C.V.

By: /s/Bernardo Jimenez Barrera

Name: Bernardo Jimenez Barrera

Title: Chief Financial Officer of Savia

Date: June 30, 2003

EXHIBIT INDEX

1.1 The Articles of Incorporation are incorporated by reference to the Company's registration statement on Form F-1.

1.2 Amended Company Bylaws is incorporated by reference to the Company's Form 20-F for the year ended December 31,2001

4.1 Savia's Restructuring Agreement is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2000.

4.2 Amendment dated September 4, 2001 to the Savia Restructuring Agreement is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2002.

4.3 Amendment dated July 31, 2002 to the Savia Restructuring Agreement.

4.4 Amendment dated October 31, 2002 to the Savia Restructuring Agreement.

4.5 Debt Settlement Agreement dated May 20, 2003.

4.6 Exchange Agreement dated July 1, 2002, and amended and restated as of May 30, 2003.

4.7 Merger Agreement dated May 30, 2003.

4.8 Contribution Agreement dated May 30, 2003.

4.9 Voting Agreement dated May 30, 2003.

4.10 Seminis Amendment to Syndicated Credit Facility is incorporated by reference to the Company's Form 20-F for the year ended December 31, 2000.

8.1 List of Significant Subsidiaries.

12.1 Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.2 Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

SaVIA, S. A. DE C. V. AND SUBSIDIARIES

FORM 20-F

DECEMBER 31, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

Index

To the Board of Directors
and Stockholders of SaVIA, S. A. de C. V.

1.We have audited the accompanying consolidated balance sheets of SaVIA, S. A. de C. V. and subsidiaries (SaVIA or the Company) as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2002, the Company incurred consolidated loss of Ps720 million (Ps3,972 million in 2001), (b) at December 31, 2002 current liabilities included bank loans of Ps2,328 million (equivalent to US$224.7 million) contracted by Seminis, Inc., the principal subsidiary, which mature on December 31, 2003, and have therefore been classified as current, (c) Bionova Holding Corp., another foreign subsidiary, whose total assets amounted to Ps815 million at December 31, 2002, has incurred significant losses from operations and operating cash flow deficiencies during the three years in the period ended December 31, 2002, and (d) at December 31, 2002 current liabilities include a syndicated loan contracted by SaVIA amounting to Ps883 million (equivalent to US$85 million), which matured on December 6, 2002; at the date of issuance of these financial statements, the Company is negotiating with its bank creditors a proposal to restructure such syndicated loan. In the event this debt restructuring process is not concluded satisfactorily, the Company will require to secure alternative sources of financing in order to deal with the resulting effects on its financial position and results of operations. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties. Management's plans and actions in regard to these matters are described in Notes 1, 3 and 4.

4.On December 13, 2002, SaVIA announced that it had signed a letter of intent with Fox Paine and Company LLC (Fox Paine), a U. S. investment fund, under which Fox Paine and certain SaVIA-related parties have agreed to acquire all the outstanding shares of Seminis. The proposed transaction is subject to certain conditions and in the event it is approved, Seminis' creditors would require the syndicated loan contracted by Seminis to be paid in full. In the event such transaction is consummated, Seminis together with its new majority shareholder, Fox Paine, would arrange the related financing.

5. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of SaVIA, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

6. Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have effect the determination of consolidated net income, expressed in pesos of December 31, 2002 purchasing power, for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders' equity and consolidated financial position at December 31, 2000, 2001, and 2002, also expressed in pesos of December 31, 2002 purchasing power to the extent summarized in Note 18 the consolidated financial statement.

Héctor Puente S.

Monterrey, N.L.,México

April 11, 2003

Index

SaVIA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
	Millions of Mexican Pesos of December 31, 2002 Purchasing Power (Note 1) December 31,		Millions of U.S. Dollars December 31,		Millions of Mexican Pesos of December 31, 2002 Purchasing Power (Note 1) December 31,		Millions of U.S. Dollars December 31,
	2001	2002	2002		2001	2002	2002
Assets				Liabilities and Stockholders' Equity
Current assets:				Current liabilities:
Cash and cash equivalents	Ps 357	Ps 384	US 37	Bank loans and other financing (Note 9)	Ps 1,232	Ps 1,366	US 132
Accounts receivable (Note 6)	1,687	1,640	158	Current portion of long-term bank debt (Note 9)	2,945	2,376	229
Accounts receivable from related parties and other accounts receivable (Note 6)	70	18	2	Accounts payable to related parties and other accounts payable	8	7	1
Income tax and asset tax recoverable		30	3	Other accounts payable and accrued expenses	1,469	1,348	130
Inventories (Note 7)	5,020	4,797	463	Income tax and asset tax payable	739
Assets held for sale	45
Prepaid expenses	185	78	8	Severance compensation from foreign subsidiary (Note 10)	133	221	21
Total current assets	7,364	6,947	671	Total current liabilities	6,526	5,318	513

				Long-term liabilities:
				Bank loans (Note 9)	203	168	16
Investment in shares and other investments (Note 2.d.)	61	14	1	Long-term accounts payable to related parties and other accounts payable	31	49	5
				Deferred income tax (Note 13)	217	208	20
Accounts receivable from related parties (Note 6)	917			Estimated liabilities for seniority premiums	23	1
				Total long-term liabilities	474	426	41
Other long-term accounts receivable (Note 6)	109	103	10	Total liabilities	7,000	5,744	554
				Stockholders' equity (Note 11):
				Nominal capital stock	7	7	1
Property, plant and equipment (Note 8)	3,017	2,730	263	Restatement of capital stock	1,593	1,593	154
					1,600	1,600	155
				Additional paid-in capital	2,676	2,589	250
Intangible assets	1,012	691	67	Retained earnings	11,789	11,044	1,066
				Deficit on restatement of capital	(6,878)	(7,177)	(693)
				Cumulative translation adjustment	(696)	(696)	(67)
				Total majority interest	8,491	7,360	711
Goodwill (Note 4)	3,714	3,555	343	Minority interest	703	936	90
				Total stockholders' equity	9,194	8,296	801
				Commitments and contingencies (Note 16)
Total assets	Ps 16,194	Ps 14,040	US 1,355	Total liabilities and stockholders' equity	Ps 16,194	Ps 14,040	US 1,355

The accompanying nineteen notes are an integral part of these financial statements.

Index

SaVIA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

	Millions of Mexican Pesos of December 31, 2002 Purchase Power Year ended December 3 ,			Millions of US Dollars Year ended December 31,
	2000	2001	2002	2002
Net sales	Ps 8,541	Ps 7,405	Ps 6,587	US 636
Cost of sales	(5,458)	(4,657)	(3,345)	(323)
Gross margin	3,083	2,748	3,242	313
Operating expenses	(4,062)	(3,331)	(2,867)	(277)
Operating (loss) income	(979)	(583)	375	36
Severance and other termination costs	(152)	(388)
Comprehensive financing cost:
Financial expenses	(1,577)	(941)	(423)	(41)
Financial income	406	312	168	16
Exchange gain (loss), net	95	(110)	194	19
Gain on monetary position	331	131	9	1
	(745)	(608)	(52)	(5)
Other expenses, net (Note 12)	(812)	(990)	(1,721)	(166)
Loss from continuing operations before the following provisions	(2,688)	(2,569)	(1,398)	(135)
Provisions for (Note 13):
Income tax and asset tax	(634)	(636)	(40)	(4)
Employees' profit sharing	(2)
	(636)	(636)	(40)	(4)
Loss from continuing operations before extraordinary items	(3,324)	(3,205)	(1,438)	(139)
Discontinued operations, net of income tax and employees' profit sharing (Note 4):
Income (loss) from discontinued operations	(2,074)	(734)
Gain on sale of subsidiaries	708	(33)	718	69
	(1,366)	(767)	718	69
Consolidated net loss	(4,690)	(3,972)	(720)	(70)
Minority interest in:
Continuing operations	249	693	(70)	(6)
Discontinued operations	1,072	311	10	1
	1,321	1,004	(60)	(5)
Net loss corresponding to majority interest	(Ps 3,369)	(Ps 2,968)	(Ps 780)	(US 75)
Loss per share applicable to majority interest, in Mexican pesos (Note 2.m):
Continuing operations	(Ps 6.55)	(Ps 5.43)	(Ps 3.25)	(US 0.31)
Discontinued operations	(.63)	(0.98)	1.57	0.15
Net loss per share	(Ps 7.18)	(Ps 6.41)	(Ps 1.68)	(US 0.16)
Weighted average number of common shares outstanding	469,202,102	462,634,218	463,752,004

The accompanying nineteen notes are an integral part of these financial statements.

Index

SaVIA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Millions of Mexican Pesos of December 31, 2002 Purchasing Power

	Capital stock	Additional paid-in capital	Retained earnings	Deficit on restatement of capital	Cumulative translation adjustment	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 1999	Ps 1,600	Ps 5,035	Ps 19,071	(Ps 5,767)	(Ps 843)	Ps 19,096	Ps 5,908	Ps 25,004
Changes in 2000:
Initial effect of adoption of Statement D-4			(536)		4	(532)	(605)	(1,137)
Net loss for the year			(3,369)			(3,369)	(1,321)	(4,690)
Reserve for relisting of shares			(199)			(199)		(199)
Loss from options on own shares		(267)				(267)		(267)
Loss from holding nonmonetary assets				(1,111)		(1,111)		(1,111)
Cumulative translation adjustments					(110)	(110)		(110)
Comprehensive loss (Note 2.n)		(267)	(4,104)	(1,111)	(106)	(5,588)	(1,926)	(7,514)
Changes in minority interest							4,444	4,444
Balances at December 31, 2000	1,600	4,768	14,967	(6,878)	(949)	13,508	8,426	21,934
Changes in 2001:
Net loss for the year			(2,968)			(2,968)	(1,004)	(3,972)
Loss from options on own shares		(2,092)				(2,092)		(2,092)
Reserve for relisting of shares			(210)			(210)		(210)
Cumulative translation adjustments					253	253		253
Comprehensive loss (Note 2.n)		(2,092)	(3,178)		253	(5,017)	(1,004)	(6,021)
Changes in minority interest							(6,719)	(6,719)
Balances at December 31, 2001	1,600	2,676	11,789	(6,878)	(696)	8,491	703	9,194
Changes in 2002:
Net loss for the year			(780)			(780)	60	(720)
Loss from options on own shares		(87)				(87)		(87)
Reserve for relisting of shares			35			35		35
Loss from holding nonmonetary assets				(299)		(299)	76	(223)
Comprehensive loss (Note 2.n)		(87)	(745)	(299)		(1,131)	136	(995)
Changes in minority interest							97	97
Balances at December 31, 2002	Ps 1,600	Ps 2,589	Ps 11,044	(Ps 7,177)	(Ps 696)	Ps 7,360	Ps 936	Ps 8,296

Corresponding to:
Parent Company	Ps 1,600	Ps 2,589	Ps 16,828	(Ps 4,105)	(Ps 696)	Ps 16,214		Ps 16,214
Subsidiaries			(5,784)	(3,072)		(8,854)	Ps 936	(7,918)
	Ps 1,600	Ps 2,589	Ps 11,044	(Ps 7,177)	(Ps 696)	Ps 7,360	Ps 936	Ps 8,296

This statement is applicable to and also forms part of the individual financial statements of the Parent Company.

The accompanying nineteen notes are an integral part of these financial statements.

Index

SaVIA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

	Millions of Mexican Pesos of December 31,2002 Purchasing Power Year ended December 31,			Millions of U.S. Dollars Year ended December 31,
	2000	2001	2002	2002
Operations
Loss arising from:
Continuing operations	(Ps 3,324)	(Ps 3,205)	(Ps 1,438)	(US 139)
Discontinued operations	(1,366)	(767)	718	69
	(4,690)	(3,972)	(720)	(70)
Items not affecting resources:
Depreciation and amortization	914	1,097	588	57
Deferred income tax	555	521	6	1
Write-off of investment in Desarrollo Forestal, S. A. de C. V.			415	40
Other	152	4
	(3,069)	(2,350)	289	28
Changes in:
Accounts receivable and income tax recoverable	1,203	497	17	2
Current portion of accounts receivable from and payable to related parties, net	958	(1,082)	52	5
Inventories	(986)	1,003	(170)	(16)
Other assets	(182)	106	150	15
Accounts payable and accrued expenses	(120)	(183)	(777)	(75)
Resources used in operations	(2,196)	(2,009)	(439)	(41)

Financing
Bank loans and other financing	(468)	25	134	13
Long-term debt	(1,935)	(6,182)	(604)	(58)
Accounts from subsidiaries and related parties	(2,615)	(475)	935	90
Notes receivable and payable from subsidiary sold in 2001, net	(642)	642
Other long-term accounts receivable and payable, net	188	46	(16)	(2)
Reserve for repurchase of shares	(200)	(210)	(87)	(8)
Changes in minority interest	4,444	(6,719)	97	9
(Loss) gain from derivative instruments and options on own shares	(267)	(2,093)	35	3
Resources used in financing activities	(1,495)	(14,966)	494	47

Investing
Long-term bank deposits	893	351
Investment in shares, net	2,689	495	(112)	(11)
Net investment in discontinued operations	693	14,851
Property, plant and equipment	(641)	521	4
Intangible assets	167	398	80	8
Resources provided by (used in) investing activities	3,801	16,616	(28)	(3)
(Decrease) increase in cash and temporary investments	110	(359)	27	3
Cash and cash equivalents at beginning of year	606	716	357	34
Cash and cash equivalents at end of year	Ps 716	Ps 357	Ps 384	US 37

The accompanying nineteen notes are an integral part of these financial statements.

Index

SaVIA, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002

Millions of Mexican Pesos of December 31, 2002 Purchasing Power
(except per share data and exchange rates)

NOTE 1 - DESCRIPTION OF BUSINESS

SaVIA carries out its activities through subsidiary companies, of which it owns or controls, directly or indirectly, the majority of the common stock. The term "the Company", as used in these financial statements, refers to SaVIA together with its consolidated subsidiaries.

During 2002, Management focused on the financial and operating restructuring and a reorganization of the Company's business segments, mainly for purposes of reducing liquidity problems. At the date of issuance of the consolidated financial statements, the Company is negotiating with its bank creditors a proposal to restructure its syndicated loan of US$85 million, which matured on December 6, 2002 and which includes accounts payable to related parties amounting to US$21 million. Additionally, Seminis, the principal subsidiary, successfully concluded the restructuring of loans of US$224.7 million, obtaining a more favorable structuring of due dates and extending their maturity from December 31, 2002 to December 31, 2003.

In order to be able to meet its liabilities, SaVIA announced on December 13, 2002, that it had signed a letter of intent with Fox Paine and Company LLC (Fox Paine), a San Francisco-based U. S. investment fund. This accord would permit SaVIA to obtain funds to meet the liabilities mentioned in the preceding paragraph. Additionally, Fox Paine would acquire the capital stock of Seminis.

The proposed transaction is subject to numerous conditions, including the satisfactory completion of a review of the business and financial condition of Seminis by Fox Paine, the refinancing and incurrence of additional indebtedness by Seminis, the acquisition of the Seminis shares held by the public, the approval of the bank creditors of SaVIA, the obtaining of regulatory approvals and the approval of the Board of Directors and the stockholders of Seminis and SaVIA.

Management cannot give any assurance that the negotiations will be successful. In the event that the transaction with Fox Paine was not consummated, the Company would need to secure other financing in order to comply with its obligations.

NOTE 2 - BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include those of SaVIA and all its subsidiaries.

Following are the principal consolidated subsidiaries (most Mexican subsidiaries are "S. A. de C. V.") and a description of the business segments in which they operate:

	% ownership at December 31
	2001		2002
Agrotechnology (Technology applied to plants, fruits and vegetables, production and sale of vegetable seeds and fresh produce)
Seminis, Inc. (Seminis) (1)	67.9		63.4
Seminis Vegetable Seeds, Inc. (SVS)		100		100
Hungnong Seed Co., Ltd.		100		100
Choong Ang Seed Co.		100		100
AG-Biotech Capital LLC (2)	100.0		100.0
Bionova Holding Corporation (1) and (3)	76.6		76.6
DNA Plant Technology Corporation (4)		100		100
Agrobionova		100		100
International Produce Holding Company		100		100
Agromod	100.0		100.0

Other businesses
Desarrollo Inmobiliario Omega	100.0		100.0
Valores Asociados (5)			100.0
SaVIA Holding, B. V. (2)	100.0		100.0
Empaques Ponderosa (Empaq) (1) and (6)	85.4		85.4
Servicios Ponderosa		100		100

(1) Subsidiaries listed in the stock exchange of their respective countries.

(2) In 2001 the Company concentrated the stock ownership of Bionova Holding Corp. (Bionova Holding) and Empaq in two foreign subsidiaries, AG-Biotech Capital LLC and SaVIA Holding, B. V., respectively.

(3) In December 2000, SaVIA signed a letter of intent to acquire all the outstanding shares of the subsidiaries of the Fresh Products division. In December 2001, Bionova Holding decided to postpone the sale of these businesses to SaVIA; therefore, this division will continue being operated by Bionova Holding.

(4) In May 2002 Bionova Holding announced it had begun closing down its research and development operations, including the activities carried out through its wholly owned DNAP and VPP subsidiary companies.

(5) In December 2001, the stockholders approved the merger into Empaq of Bionova, S. A. de C. V., owner of the shares of Bionova International, with Empaq as the surviving company. At that date, Empaq sold its Bionova International shares to Agromod, S. A. de C. V., a related party. The Company consolidates its economic equity in Empaq, including equity of 13.2% relative to the property rights on Empaq shares owned by a financial institution.

The changes in the Company's investments in subsidiaries are more fully described in Note 4.

The financial statements have been prepared on the following bases:

  The preparation of the financial information in conformity with accounting principles generally accepted in Mexico (MEX-GAAP) requires that management make estimates and assumptions which affect the figures in the balance sheet and in the statement of income for the period. Actual results could differ from those estimates.
  All intercompany operations and balances have been eliminated in consolidation.
  The financial statements of all consolidated entities have been conformed to MEX-GAAP. The subsidiaries considered as foreign operations originally prepare their financial statements in conformity with accounting principles generally accepted in the United States of America (US-GAAP).
  The Company applies the accounting standards contained in Statement B-10 (Recognition of the Effects of Inflation on the Financial Information), as amended, and in Statement B-15 (Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations), issued by the Mexican Institute of Public Accountants (MIPA). The main provisions of these standards are as follows:
  Inventories and cost of sales for each of the years are restated on the basis of estimated replacement costs. Property, plant and equipment and the related accumulated depreciation at each year end and for the year, and other nonmonetary assets, are restated by applying factors derived from the National Consumer Price Index (NCPI) issued by Banco de México (the Central Bank).

  The components of stockholders' equity are restated by the amounts necessary to maintain their purchasing power equivalent in Mexican pesos, using factors derived from the NCPI.
  The cumulative gain or loss from holding nonmonetary assets (the net difference between changes in the net replacement cost, primarily of inventories and cost of sales, and the indexed historical costs based on the NCPI) is included in stockholders' equity under the caption "Deficit on restatement of capital".
  The purchasing power gain or loss from holding monetary items is included in comprehensive financing income (cost).
  All financial statement amounts presented for comparative purposes are stated in Mexican pesos of December 31, 2002 purchasing power.

The most important indexes (NCPI) used to recognize the effects of inflation on the financial statements were (second half of June 2002 = 100):

December
2000	93.248
2001	97.354
2002	102.904

To recognize inflation in other countries, mainly the United States, indexes published by the Banco de México are used.
  Statement B-15 establishes rules for the translation of the financial statements of subsidiaries considered as foreign operations, on the following bases: (i) the figures of such subsidiaries (previously conformed to accounting principles generally accepted in Mexico) are restated by applying the general inflation index of the country of origin and then translated to Mexican pesos at the rates of exchange prevailing at the latest balance sheet date; (ii) when an investment in a foreign subsidiary has been designated as an economic hedge of a foreign currency liability, any exchange differences arising from such liability should be recorded directly in stockholders' equity; (iii) the gain on monetary position arising from hedged liabilities is calculated based on the general inflation index of the country of origin of the foreign subsidiary and is included in income as part of the comprehensive financing cost, and (iv) the net difference resulting from the translation of the financial statements of foreign subsidiaries is included in stockholders' equity under the caption "Cumulative translation adjustment".

Other significant accounting policies, including the concepts, methods and criteria relative to the recognition of the effects of inflation on the financial information, are summarized below:

  Foreign currency transactions

  Assets and liabilities denominated in foreign currencies, mainly U. S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in the exchange rates between the transaction and settlement dates, or the balance-sheet date, are charged or credited to income.

  Cash and cash equivalents

  The Company classifies as cash equivalents all highly liquid investments purchased with an original maturity of three months or less. The Company invests its excess cash in deposits with major domestic and international banks.

  Inventories and cost of sales

  Inventories are restated on the basis of estimated replacement cost (latest purchase prices and production costs for the period) or by applying the first-in, first-out (FIFO) method of inventory valuation. The amounts shown for inventories do not exceed market value.

  The cost of sales is presented on the basis of the estimated replacement costs prevailing on the dates when the sales were effected.

  Investment in shares and other investments

Other investments, which are individually insignificant and/or represent less than 10% of the capital stock of the issuers, are restated by applying factors derived from the NCPI to their original cost, less a valuation allowance where required.
  Property, plant, equipment and depreciation

  These assets are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin owned by the Mexican subsidiaries, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date.

  Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

  The comprehensive financial cost arising from liabilities contracted to finance construction in process is capitalized as part of these assets until they begin their normal operations.

  Acquisitions and intangible assets

Underlying assets and liabilities of acquired companies are recorded at fair market values and any excess purchase price is recorded as "Goodwill". Goodwill is indexed by applying factors derived from the NCPI to the original cost. Amortization is calculated at an annual rate of 5%.

The intangible assets represent basically the cost of patents and trademarks, expenses identified with the acquisition of subsidiaries, costs relative to the development and installation of integrated software, etc. and are amortized in periods of 10 to 20 years.
  Impairment of long-lived assets

The Company continually monitors its long-lived assets to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the performance of underlying businesses and products and related product lines. The Company recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

During fiscal year 2001 the Company, through its subsidiary Bionova Holding, determined that goodwill associated with its technology business and its fresh produce business was impaired. The Company also determined that the value of some of its patents and trademarks of its technology business had become impaired during 2001. The Company recognized an impairment loss in respect of these assets amounting to US$33.8 million and US$8 million, equivalent to Ps359 and Ps85, respectively.

      h. Severance compensation

Seniority premiums to which employees of Mexican subsidiaries are entitled upon termination of employment after 15 years of service are recognized as expenses of the years in which the services are rendered through trust funds and liability provisions, based on annual actuarial reports made by independent experts. Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.
  Derivative financial instruments

  Assets and liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other assets or liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on SaVIA's own shares, which are recorded directly in stockholders' equity net of deferred income tax.

  Comprehensive financing (expense) income

  This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

  Revenue recognition

The companies recognize their revenues when the merchandise is delivered and billed to customers. The revenues and the accounts receivable are recorded net of allowances for returns and doubtful accounts, respectively.
  Income tax and employees' profit sharing

  SaVIA and Empaq and their respective Mexican subsidiaries consolidate their income for tax purposes.

  Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

  Earnings per share

Earnings per share computations are based on the net income (loss) attributable to the majority interest divided by the weighted average number of shares outstanding during the year. There are no effects arising from potentially dilutive shares.
  Comprehensive loss

The various captions relating to earned surplus for the year are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".
  Convenience translation

United States dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and the statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate of Ps10.36 to $1.00. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

NOTE 3 - FINANCIAL COMMITMENTS OF SaVIA AND SUBSIDIARIES

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2002, the Company incurred consolidated loss of Ps720 million (Ps3,972 million in 2001), (b) as mentioned below, Seminis, the U. S.-based principal subsidiary of the Company, has been negotiating the restructure of its bank loans by Ps2,328 million (equivalent to US$224.7 million), which will mature on December 31, 2003, (c) Bionova Holding Corp., another foreign subsidiary, has incurred significant losses from operations and also has sustained significant operating cash flow deficiencies during the three years in the period ended December 31, 2002, and (d) at December 31, 2002 current liabilities include a syndicated loan contracted by SaVIA amounting to Ps883 million (equivalent to US$85 million), which matured on December 6, 2002; and for which, at the date of issuance of these financial statements, the Company is negotiating with its bank creditors a proposal to restructure such syndicated loan. In the event this debt restructuring process is not concluded satisfactorily, the Company will require to secure alternative sources of financing in order to deal with the resulting effects on its financial position and results of operations.

Up to 2001, Bionova Holding has required financing from the Company in order to maintain an acceptable level of operations. Bionova Holding is evaluating alternatives, such as the sale of non-strategic assets, associations with and financing from third parties, in order to address its financial condition. Bionova Holding also must find a solution to cover the debt plus the interest accruing in 2003 that is due to SaVIA. Bionova Holding can provide no assurance that these actions will result in sufficient working capital to significantly improve the company's current financial position or its results of operations nor can there be any assurance the company will be able to either meet its obligations in 2003 or secure funds to take it beyond 2003. This raises substantial doubt about the company's ability to continue as a going concern. The operations carried out by the Company and Bionova Holding are more fully described in Note 4.

NOTE 4 - CHANGES IN SHARE OWNERSHIP

AND INVESTMENT PORTFOLIO

The most significant changes in the investment portfolio during 2002 and 2001 are described below:

Seminis

The equity participation in this subsidiary decreased from 67.9% in 2001 to 63.4% in 2002, as a result of a dilution resulting from the issuance by Seminis of 4.3 million shares Class A Common Stock, which may be owned only by minority stockholders.

On July 1, 2002, Seminis entered into an exchange agreement with SaVIA to exchange all of SaVIA's outstanding Seminis Class C Preferred Stock having a principal value of US$120.2 million, additional paid-in capital of US$46.7 million and accrued and unpaid cash dividends of US$10.0 million into 37.7 million shares of Seminis Class A Common Stock. The remaining accrued and unpaid cash dividends on the Class C Preferred Stock of US$15.0 million will remain due and payable and will be paid in cash by Seminis to SaVIA in accordance with the terms of the exchange agreement.

On July 3, 2002, Seminis received a fairness opinion from UBS Warburg that, at such date, the number of shares of Class A Common Stock to be received by SaVIA in the exchange was fair from a financial point of view to the holders of the Company's Class A common stock and Class B common stock.

The exchange agreement was approved by the company's Board of Directors on July 3, 2002 and was approved by the company's stockholders on September 26, 2002. Although Seminis' stockholders at the Annual Meeting approved the exchange agreement, it is subject to customary closing conditions and approvals by creditors of both SaVIA and Seminis. At the date of issuance of these consolidated financial statements, not all of the closing conditions and approvals have been satisfied and therefore the exchange has not been consummated. SaVIA's management assumes that this exchange will occur when the transaction with Fox Paine described in Note 1 is finalized.

Bionova Holding

The Company's ownership in this subsidiary was 76.6% for both years. The "Fresh Produce" division is the most important business segment of this subsidiary.

This subsidiary has required financial support from SaVIA to cover cash needs for its day-to-day operations. During 2000 this circumstance required SaVIA to pay on behalf of Bionova Holding a liability arising from floating rate notes amounting to US$100 million. In 2000 the total financing from SaVIA amounted to US$111.7 million. In 2001, the additional financing included intercompany advances (US$7.5 million), interest (US$7.4 million) and the acquisition by SaVIA of its rights arising from a lawsuit by minority former stockholders of Bionova Holding (US$1.4 million). As part of its financing efforts for the subsidiary, SaVIA capitalized debt with Bionova Holding for US$63.7 million during 2000, receiving preferred stock in the amount of US$34.7 million and maintained advances on account of future increases in capital of US$29.0 million. The consolidated financial statements include assets of Bionova Holding in the amount of Ps815; this amount does not include any adjustment in case the subsidiary were unable to continue as a going concern.

BUSINESS DIVESTITURES

On December 2002, SaVIA wroteoff, through a charge to the results of operations for the year ended December 31, 2002, its investment in Desarrollo Forestal, S. A. de C. V., a subsidiary company, due to its inability to continue its normal operations. This write-off amounted to Ps415, and is shown in the consolidated statement of income under the caption "Other expenses, net".

In addition during 2001, the Company undertook the following divestitures (at nominal values at the date of the transaction):

  The divestiture of its stockholders' equity in the Insurance Segment, represented by its investment in Seguros Comercial América, S. A. de C. V. (SCA), for Ps7,164 (US$791 million).
  The sale of the operating subsidiaries of the Packaging Segment for Ps2,647 (US$285 million), including US$14 million corresponding to the settlement of loans.

The resources obtained from these 2001 divestitures amounting to approximately Ps9,811 (US$1,076 million), were applied mainly to the following:

  The settlement of the Company's indebtedness of Ps4,528 (US$500 million) in favor of ING Bank, and the payment of accrued interest to the settlement date of this loan, amounting to Ps562 (US$62 million), and a premium of Ps457 (US$51 million) for the advance settlement of this loan.
  The settlement of the majority of the agreements involving derivative financial instruments involving shares of SaVIA, in the amount of Ps1,700 (US$187 million).
  The settlement of Empaq's debt in the amount of Ps661 (US$73 million).
  The partial settlement of the debt with Pulsar Internacional, S. A. de C. V. and Conjunto Administrativo Integral, S. A. de C. V., related parties, for amounts of Ps527 and Ps145 (US$58 and US$16 million), respectively.
  The partial settlement of direct bank loans contracted by SaVIA in the amount of Ps363 (US$40 million).
  Severance compensation to personnel of the Company for an approximate amount of Ps245 (US$26 million).
  The remaining Ps622 (US$63 million) were applied to strengthen the working capital of SaVIA and its subsidiaries.

The divestiture of SCA and subsidiaries of Empaq were accounted for as a disposal of business segments, and accordingly their operations have been segregated in the 2001 statement of income under the caption "Discontinued operations". For such purposes the following are shown separately: (a) the gain or loss incurred in the sale of the shares of the subsidiaries disposed of, and (b) the recognition, by the equity method, of the equity in the net income or loss incurred by the subsidiaries up to the date of their sale.

Consequently, income (loss) from discontinued operations corresponding to 2001 comprises 4 and 6 months of the subsidiaries of Empaq and SCA, respectively.

The amounts related to discontinued operations for the years ended December 31, were as follows:
	2000	2001	2002
Net sales:
Empaq	Ps 1,626	Ps 449
SCA	24,225	12,910
	Ps 25,851	Ps 13,359
Operating income (loss), before provisions for taxes:
Empaq	Ps 208	Ps 76
SCA	(2,022)	(1,007)
	(1,814)	(931)
Provisions for taxes	(260)	197
Net operating income (loss) for the period	(2,074)	(734)
Gain on disposal of businesses, before taxes:
Dilution effect on SCA interest	438
Empaq	270	284
SCA		459
	708	743

(Provision) cancellation of provision for taxes (Note16)		(776)	Ps 718
	708	(33)	718
(Loss) profit from discontinued operations	(Ps 1,366)	(Ps 767)	Ps 718

The equity in loss of SCA corresponding to the six-month period ended June 30, 2001 was determined based on a limited review of SCA's interim financial statements at such date.

GOODWILL

The changes in the Company's goodwill relate to the acquisition and sale of the Insurance and Packaging Segments, the mergers of Seminis into Ball and Bionova into DNAP, the acquisition of subsidiaries and the purchases of minority interest, , which have been accounted for by the purchase method. The excess of the purchase cost over the fair value of the net assets acquired in these transactions has been recorded as goodwill.

At December 31, 2002 the goodwill amounted to Ps3,555, and basically comprised the goodwill derived from the acquisition of Seminis and its subsidiaries. It is amortized over periods of 15 to 20 years. The movement in this account for the year is shown below:

	2001	2002
Balances at January 1	Ps 4,770	Ps 3,714
Movements for the year:
Amortization	(697)	(159)
Write-off of goodwill resulting from impairment of investment in Bionova Holding	(359)
Balances at December 31	Ps 3,714	Ps 3,555

NOTE 5 - FLUCTUATION OF THE MEXICAN

PESO AND COMPANY'S FOREIGN CURRENCY POSITION

At December 31 the peso exchange rates with the U.S. dollar were as follows:

2000             9.599
2001             9.169
  2002             10.361

At April 11, 2003, date of issuance of the audited financial statements, the exchange rate was 10.765 pesos to the dollar.

Amounts in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company's foreign currency transactions are carried out.

At December 31, 2002, SaVIA and its Mexican subsidiaries had the following foreign currency monetary assets and liabilities:

Assets	US$ 11,369
Current liabilities	(92,962)
Long-term liabilities	-
(92,962)
Net foreign currency position	(US$ 81,593)

Following is a summary of the foreign currency transactions of SaVIA and its Mexican subsidiaries (continuing operations):

	Year ended December 31,
	2000	2001	2002
Merchandise exports and other sales in dollars	US$ 35,483	US$ 54,311	US$ 129,225
Interest income	7,640	2,610	4
Imports of raw materials and spare parts	(3,621)	(4,393)	(5,217)
Interest expense	(42,936)	(2,966)	(2,044)
Technical assistance	(36,519)	(6,385)	(562)
Other	(9,264)	(443)	(490)
	(US$ 49,217)	US$ 42,734	US$ 120,916

Summaries of the financial position of the foreign subsidiaries of SaVIA are shown below:

	December 31,
	2001	2002
Cash and cash equivalents	US$ 24,757	US$ 34,087
Accounts receivable	145,931	160,427
Inventories	301,455	298,611
Property, plant and equipment	218,621	200,856
Other assets	256,619	233,625
	947,383	927,606
Current liabilities	558,176	536,100
Long-term debt	46,676	29,538
	604,852	565,638
Stockholders' equity	US$ 342,531	US$ 361,968

The following summarizes the results of operations of the foreign subsidiaries:

	December 31,
	2000	2001	2002
Net sales	US$ 700,748	US$ 656,341	US$ 584,478
Cost of sales	452,893	413,676	296,740
Operating expenses	309,738	269,281	233,165
Financial expenses	28,292	42,688	28,297
Taxes and other expenses	3,832	130,622	14,325
	794,755	856,267	572,527
Consolidated net (loss) income	(94,007)	(199,926)	11,951
Minority interest	150	(1,666)	(1,240)
Majority net (loss) income	(US$ 93,857)	(US$ 201,592)	US$ 10,711

NOTE 6 - ACCOUNTS RECEIVABLE

Consolidated short-term and long-term balances, including accounts with related parties, comprised the following:

	December 31,
	2001	2002
Short-term
Trade, mainly Agrotechnology segment	Ps 1,815	Ps 1,801
Other accounts receivable	73	78
	1,898	1,879
Less - Allowance for doubtful accounts	(201)	(239)
	Ps 1,697	Ps 1,640
Accounts with related parties:
Notes receivable	Ps 119	Ps 64
Other	9	9
	128	73
Less - Allowance for doubtful accounts	(58)	(55)
	Ps 70	Ps 18

	December 31,
	2001	2002
Long-term
Accounts receivable from related parties:
Notes receivable derived from Pulsar Internacional, S.A. de C. V. and Mandala Internacional, S. A. de C. V.	Ps 517	Ps 580
Accounts receivable of Servasa, S. A. de C. V.	400	428
	917	1,008
Less - Allowance for doubtful accounts		(1,008)
	Ps 917	Ps -

(1)  In October 2002 the long-term accounts receivable from Pulsar Internacional, S. A. de C. V. by Ps485 (US$46.7 million) and Mandala Internacional, S. A. de C. V. by Ps95 (US$9.2 million), were reserved by SaVIA's Management in order to recognize their doubtful recoverability, in view of the restructuring process in which these companies were engaged.

(2)  The agreement underlying the accounts receivable of Servasa (a wholly-owned subsidiary of SaVIA) for the sale of Seminis shares for Ps428 (US$41.3 million) to Mr. Alfonso Romo Garza, Chairman of the Board of Directors and Chief Executive Officer of SaVIA, establishes that Servasa may require immediate payment of the total amount outstanding under this agreement, in the event the debtor would be declared in bankrupt by the courts. Although this situation has not occurred, SaVIA's Management decided to create a reserve for the entire account due to the restructuring process in which the debtor's companies are involved.

The total charge to income for doubtful accounts amounted to Ps1,015 (Ps1,008 nominal value).

Other long-term accounts receivable amounting to Ps109 and Ps103 included in the consolidated balance sheets at December 31, 2001 and 2002, respectively, are derived from loans granted by Agrobionova, a subsidiary company, as a result of an association agreement covering agricultural produce. At the date of issuance of the audited financial statements, the subsidiary obtained a partial guarantee with the fixed assets owned by Santa Cruz Empacadora S. A. de C. V., of which the debtor is a stockholder.

NOTE 7 - ANALYSIS OF INVENTORIES
	December 31,
	2001	2002
Agrotechnology:
Seeds	Ps 2,683	Ps 2,616
Finished products	12	5
Production in process	604	408
Direct materials(1)	48	27
Spare parts and other	132	108
	3,479	3,164
Other businesses (mainly real estate):
Land available for sale	1,541	1,633
	Ps 5,020	Ps 4,797

(1) Amount net of allowance for obsolete items.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

At December 31 this caption comprised the following:

	2001	2002
Property	Ps 2,174	Ps 2,152
Machinery, furniture and equipment	1,681	1,395
Improvements to leased property	367	367
Advances to machinery suppliers and other	20	18
	4,242	3,932
Less - Accumulated depreciation	1,225	1,202
	Ps 3,017	Ps 2,730

 Depreciation charged to income represented approximate average annual rates of 3% for buildings and 6% for machinery and equipment in both years.

NOTE 9 - BANK LOANS AND OTHER FINANCING

At December 31, consolidated bank loans and other short-term financing comprised the following:

	2001	2002
Bank loans, mainly contracted by foreign subsidiaries	Ps 401	Ps 483

Syndicated Loans:
Collateralized bank loans	Ps 165	Ps 177
Financial institutions	453	485
Notes payable to related parties (Ps173 to Pulsar International, S. A. de C. V. and Ps48 to Conjunto Administrativo Integral, S. A. de C. V.)	213	221
	831	883
	Ps 1,232	Ps 1,366

At December 31, 2002 the interest rate on bank loans contracted by foreign subsidiaries and on the syndicated loan averaged 6.8% and 5.3%, respectively.

As explained in Note 1, at the date of issuance of the audited financial statements SaVIA is negotiating with its bank creditors a proposal to restructure its bank loans. These negotiations are directly associated with the letter of intent described in such note.

As part of these negotiations, a financial institution holds a 13.2% interest in Empaq, the economic benefits of which are available to SaVIA as long as it complies with certain conditions.

At December 31 the consolidated long-term debt was as follows:

	2001	2002	Interest rate (%)
Seminis syndicated loan, US$224.7 million (US$274.1 million in 2001), maturing in December 31, 2003	Ps 2,908	Ps 2,328	9.5
Other financing	240	216	8.2
	3,148	2,544
Less - Long-term debt classified as current liabilities	(2,945)	(2,376)
Long-term debt	Ps 203	Ps 168

The maturities of the long-term debt at December 31, 2002 were as follows:

                                 2004                              Ps 34
                                 2005                                  29
                                 2006                                  29
                                 2007 and thereafter            76
                                                                    Ps 168

The above debt bears interest at variable rates. The annual rates indicated in the above summary were approximate rates in effect at December 31, 2002.

At December 31, 2002 Seminis was in compliance with all of its financial covenants and obligations under the amended credit agreement.

NOTE 10 - SEVERANCE COMPENSATION

The Mexican subsidiaries compute and provide for the liabilities relating to seniority premiums. For the foreign subsidiaries, Bionova Holding and Seminis and their respective subsidiaries, the Company has established employee benefit plans with the following characteristics:

  For those subsidiaries located in the United States, savings, retirement and profit-sharing plans have been established covering eligible employees.
  Other subsidiaries abroad, basically in the Netherlands, have established pension plans to comply with the labor laws in each country.

  At December 31 the assets and liabilities of these plans were as follows:

	2001	2002
Projected benefit obligation	Ps 442	Ps 491
Fair market value of plan assets	(362)	(407)
Projected obligation	(80)	(84)
Unamortized prior service cost and actuarial losses	81	108
Net asset	Ps 1	Ps 24

  Annual costs for these plans were as follows:
	2000	2001	2002
Companies' contributions to savings funds	Ps 28	Ps 27	Ps 16
Profit sharing plan	5	6	5
Pension plan and other	150	141	205
Total expenses for the period	Ps 183	Ps 172	Ps 226

NOTE 11 - STOCKHOLDERS' EQUITY

At December 31, 2002 the subscribed and paid-in fixed minimum capital stock without right of withdrawal of Ps7 was represented by 470,592,934 Class I, Series "A", common, registered, no-par-value shares. According to the Company's bylaws, the amount of the variable portion of the capital stock may not exceed ten times the amount of the fixed minimum capital stock, and Series "A" shares may be owned only by Mexican investors.

At December 31, 2002, SaVIA had repurchased 3,305,075 of its own shares in the stock market, as reflected in the statement of changes in stockholders' equity under the caption "Reserves for repurchase of shares". At such date, stockholders' equity includes in retained earnings of the Parent Company a legal reserve of Ps320 and reserves for repurchase of shares of Ps893.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in three following years. At December 31, 2002 consolidated previously taxed earnings amounted to Ps4,789.

NOTE 12 - OTHER INCOME (EXPENSES), NET

The charges to income for this item comprised:

	Year ended December 31,
	2000	2001	2002
Amortizations for the year, mainly goodwill	(Ps 607)	(Ps 832)	(Ps 318)
Write-off of investment in Desarrollo Forestal, S. A. de C. V. (Note 4)			(415)
Provision for doubtful accounts			(1,015)
Other (expenses) income, net	(205)	(158)	27
	(Ps 812)	(Ps 990)	Ps 1,721)

NOTE 13 - INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

SaVIA and Empaq and their respective subsidiaries consolidate their income for tax purposes.

The net charge to consolidated income for taxes was as follows:

	Year ended December 31,
	2000	2001	2002
Income and asset tax:
Income tax currently payable	(Ps 200)	(Ps 112)	(Ps 28)
Asset tax currently payable	(15)	(11)	(20)
Benefit from consolidation for the year	35	8	14
Total income and asset tax payable	(180)	(115)	(34)
Deferred income tax	(456)	(521)	(6)
Total tax provision	(Ps 636)	(Ps 636)	(Ps 40)

At December 31, 2002, there were unused tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

                                                                         2005 to 2009                    Ps    738
                                                                         2010                                      1,325
                                                                         2011                                      1,343
                                                                         2012                                      2,148
                                                                                                                  Ps 5,554

At December 31, 2002, the foreign subsidiaries had tax loss carryforwards of Ps1,939, expiring from 2003 to 2012.

Charges to income for income tax in the year ended December 31, 2002 were analyzed as follows:

Loss before income tax and employees' profit sharing	Ps 1,398
Income tax benefit at statutory rate		Ps 489
Add (deduct) effect of income tax on:
Effects of inflation	(Ps 33)
Nondeductible expenses, mainly amortization of goodwill	(245)
Nontaxable income	22
Tax benefit from consolidation	14
Other tax deductions	51
Write-off of investment in Desarrollo Forestal, S. A. de C. V. (Note 4)	(141)
Provision for doubtful accounts	(178)
Other	9	(501)
		(12)
Tax effect from foreign subsidiaries		(42)
		(54)
Effect of reduction in statutory income tax rate, net (1)		14
Total provision charged to income		(Ps 40)

  In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005.

At December 31, the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2001	2002
Inventories	Ps 89	Ps 95
Investment in shares	10	116
Estimated liabilities	16	165
Tax loss carryforwards	2,239	2,435
Tax loss on sale of shares	412	666
Property, plant and equipment, net	(622)	(523)
Expenses included in deferred credits	(61)	(7)
Other	(34)	(125)
Deferred income tax	2,049	2,822
Credits and tax recoverable	225	163
	2,274	2,985
Valuation allowance, mainly tax losses	(2,491)	(3,193)
Net deferred income tax (liability)	(Ps 217)	(Ps 208)

At December 31, 2002, the deferred income tax liability was analyzed as follows:

	Intangible assets	Stockholders' equity	Results of operations	Total
Balances at January 1, 2001	(Ps 119)	(Ps 1,008)	Ps 1,248	Ps 121
Effect for the year:
Charge to income			(521)	(521)
Effect of foreign subsidiary			127	127
Pre-operating expenses	56			56
Balances at December 31, 2001	(63)	(1,008)	854	(217)
Effect for the year:
Charge to income			(6)	(6)
Effect of foreign subsidiary			(48)	(48)
Write-off of investment in Desarrollo Forestal, S. A. de C. V. (Note 4)	63			63
Balances at December 31, 2002	Ps -	(Ps 1,008)	Ps 800	(Ps 208)

Asset tax is payable by the Mexican companies at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax exceeds the current income tax due. Asset tax paid may be recovered in the following ten years, to the extent income tax exceeds asset tax in those years; additionally, effective 1995 the income tax paid in excess of asset tax in the three preceding years may be credited against the asset tax payable for the year.

Employees' profit sharing was determined at the rate of 10% on the taxable income of the Mexican companies, adjusted as prescribed by the Income Tax Law.

NOTE 14 - SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The consolidated statements of income include the following credits (charges) with respect to transactions with related parties (major shareholders of the Company and companies controlled by one or more of such shareholders):

                                                                                   Year ended December 31,

                                                                  2000                      2001                     2002

                Sales and services                      Ps 26                      Ps 5                      Ps 46

                Financial expenses                      (198)                       (52)                         (15)

                Financial Income                            62                         50                             5

                Administrative services                    -                            -                           (17)

The accounts receivable from and payable to related parties bear interest at variable rates similar to those prevailing in the market

Transactions carried out with related parties as a result of the Company's corporate restructuring have been eliminated in consolidation, as described in Note 2.

NOTE 15 - SEGMENT INFORMATION AND OPERATIONS

IN DIFFERENT GEOGRAPHIC AREAS

The Company evaluates the performance of different business segments, based on several factors. However, the most significant measure used to evaluate business performance is business segment operating income.

The Company classifies its business into two basic segments: Agrotechnology (seeds, fresh produce and other agrobusiness) and Other Businesses (real estate, bakeries, etc.).

	Agrotechnology
	Seeds	Fresh produce	Other agrobusiness	Other businesses	Eliminations	Consolidated
2000
Revenues from unaffiliated customers	Ps 5,177	Ps 2,431	Ps 291	Ps 642		Ps 8,541
Inter.-segment revenues		34	142	198	(Ps 374)
Total revenues	Ps 5,177	Ps 2,465	Ps 433	Ps 840	(Ps 374)	Ps 8,541
Operating loss	(Ps 265)	(Ps 246)	(Ps128)	(Ps 340)		(Ps 979)
Depreciation and amortization	530	69	35	925		1,559
Financial income	40	23		377	(Ps 34)	406
Financial expenses	(418)	(106)	(22)	(1,056)	25	(1,577)
Income tax and asset tax (1)	(141)	(7)	(1)	(31)		(180)
Deferred income taxes (including employees' profit sharing)	384		(34)	(806)		(456)
Identifiable long-lived assets (2)	5,211	998	557	3,015		9,781
Acquisition of long-lived assets	286	89	6	29		410

2001
Revenues from unaffiliated customers	Ps 4,752	Ps 2,177	Ps 169	Ps 307		Ps 7,405
Inter.-segment revenues		21	86	35	(Ps 142)
Total revenues	Ps 4,752	Ps 2,198	Ps 255	Ps 342	(Ps 142)	Ps 7,405
Operating loss	(Ps 94)	(Ps 56)	(Ps 140)	(Ps 293)		(Ps 583)
Depreciation and amortization	443	534	108	11		1,096
Financial income	10	21		364	(Ps 83)	312
Financial expenses	(414)	(187)	(10)	(411)	81	(941)
Income tax and asset tax (1)	(63)	(7)	(9)	(36)		(115)
Deferred income taxes (including employees' profit sharing)	(448)		4	(77)		(521)
Identifiable long-lived assets (2)	4,312	441	380	2,655		7,788
Acquisition of long-lived assets	165	52	3	108		328

2002
Revenues from unaffiliated customers	Ps 4,727	Ps 1,366	Ps 83	Ps 411		Ps 6,587
Inter.-segment revenues		5	21	3	(Ps 29)
Total revenues	Ps 4,727	Ps 1,371	Ps 104	Ps 414	(Ps 29)	Ps 6,587
Operating income (loss)	Ps 668	(Ps 95)	(Ps 66)	(Ps 132)		Ps 375
Depreciation and amortization	348	19	43	178		588
Financial income	14	8	5	260	(Ps 119)	168
Financial expenses	(296)	(196)	(17)	(29)	115	(423)
Income tax and asset tax (1)	(17)	(6)		(11)		(34)
Deferred income taxes (including employees' profit sharing)	39		(1)	(44)		(6)
Identifiable long-lived assets (2)	4,063	375	98	2,440		6,976
Acquisition of long-lived assets	110	10	10	25		155

  Income tax and asset tax benefit (expense) include non-recurring items corresponding to the tax benefit from consolidation of a Mexican subsidiary, income tax reduction from realization of tax loss carryforwards and asset tax credits.
  Identifiable long-lived assets are defined as those other than financial instruments and deferred tax assets located in the Company's country of origin and in all foreign countries in which the Company holds assets.

Revenue and identifiable long-lived asset information on the Company's operations by geographic area as of and for the years ended December 31, 2000, 2001, and 2002 is summarized below:

Revenues:
	Agrotechnology
	Seeds	Seeds produce	Other agrobusiness	Other businesses	Consolidated
2000
Mexico	Ps 266	Ps 1,083	Ps 291	Ps 641	Ps 2,281
United States	1,513	936			2,449
Canada		412			412
Italy	440				440
Spain	297				297
South Korea	664				664
Other foreign	1,998				1,998
Total	Ps 5,178	Ps2,431	Ps 291	Ps 641	Ps 8,541

2001
Mexico	Ps 302	Ps 902	Ps 169	Ps 307	Ps 1,680
United States	1,478	818			2,296
Canada		457			457
Italy	404				404
Spain	279				279
South Korea	567				567
Other foreign	1,722				1,722
Total	Ps 4,752	Ps 2,177	Ps 169	Ps 307	Ps 7,405

2002
Mexico	Ps 291	Ps 102	Ps 83	Ps 411	Ps 887
United States	1,493	686			2,179
Canada		578			578
Italy	406				406
Spain	295				295
South Korea	472				472
Other foreign	1,770				1,770
Total	Ps 4,727	Ps 1,366	Ps 83	Ps 411	Ps 6,587

Identifiable long-lived assets:
	Agrotechnology
	Seeds	Fresh produce	Other agrobusiness	Other businesses	Consolidated
2000
Mexico		Ps 739	Ps 556	Ps 3,016	Ps 4,311
United States	Ps 1,836	252			2,088
Canada		7			7
Netherlands
South Korea	1,848				1,848
Other foreign	1,527				1,527
Total	Ps 5,211	Ps 998	Ps 556	Ps 3,016	Ps 9,781

2001
Mexico		Ps 348	Ps 380	Ps 2,655	Ps 3,383
United States	Ps 1,563	87			1,650
Canada		6			6
Netherlands	326				326
South Korea	1,349				1,349
Other foreign	1,074				1,074
Total	Ps 4,312	Ps 441	Ps 380	Ps 2,655	Ps 7,788

2002
Mexico		Ps 312	Ps 98	Ps 2,440	Ps 2,850
United States	Ps 1,438	55			1,493
Canada		8			8
Netherlands	302				302
South Korea	1,477				1,477
Other foreign	846				846
Total	Ps 4,063	Ps 375	Ps 98	Ps 2,440	Ps 6,976

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Commitments
  The following agreements between the Company and Monsanto have been in effect since 1997:
  A technology collaboration agreement under which Monsanto becomes a preferred supplier of agronomic and quality traits for use in the Company's agrotechnology business. Under the terms of the agreement, the Company may carry out research and commercialize products with technology provided by Monsanto; the Company will compensate Monsanto by sharing 50% of the added value from the commercialization of these products.
  The Company and Monsanto entered into a joint technology collaboration agreement with Mendel Biotechnology Inc. (Mendel), a world leader in genetic research on agricultural products. The Company will obtain exclusive rights to Mendel's technology for the development and commercialization of genetically enhanced and value-added vegetable seeds, as well as fresh processed fruits and vegetables. The payments amounted to US$3.5 million in 2001.
  The foreign subsidiaries have entered into agreements for the lease of land, machinery and equipment. The lease payments amounted to Ps82 and Ps109 in 2002 and 2001 (US$8 million and US$10 million, respectively).

Future commitments, in thousands of US dollars, for annual lease payments under these agreements are shown below:

Year ending December 31:
2003	US$ 5,490
2004	4,258
2005	2,986
2006 onwards	2,662
US$ 15,396

  With respect to the merger agreement between Seminis and Ball referred to in Note 4, an agreement among the shareholders confer certain rights on the original shareholders of Ball, mainly the ownership of preferred shares redeemable at October 1, 2005, at an initial redemption price of US$25 million and with an annual dividend of 8% payable quarterly.

Contingencies

At December 31, 2002, there were the following contingencies:

  For tax purposes, the Company consolidates its own income and that of its Mexican subsidiaries. Under this procedure, the flows for the payment of taxes and the offsetting of tax losses are consolidated in the income of the Parent Company. As a consequence of the divestiture of subsidiaries during 2001 and due to its effect in the tax consolidation, Empaq requested official confirmation of an interpretation related to the divestiture procedure in the consolidation process. At December 31, 2001 this issue was pending confirmation by the tax authorities. However, Company management decided to create a provision in 2001 for Ps718, which was charged to net income of discontinued operations to cover any possible contingency.

In July 2002, the tax authorities abstained from ruling on the above-mentioned confirmation request, and the Company decided to cancel the provision recorded in 2001, which was credited in the amount of Ps718 in the statement of income for the year ended December 31, 2002 under the caption "Gain on sale of discontinued operations".
  The Company has appealed various tax assessments by the Ministry of Finance for the years 1989 through 1998, primarily for income tax and value-added tax, which are pending a final ruling at December 31, 2002. Although management cannot anticipate the final outcome of these matters, in the opinion of the Company's legal advisers the final resolution will be favorable; therefore, no provision has been made for these contingencies.
  On December 17, 2002 and January 4, 2003, five purported class action lawsuits were filed relating to the proposed transaction with Fox Paine described in Note 1. Latter, in February 2003, these cases were consolidated into one lawsuit. All of these complaints allege that the above-described transaction, if consummated, would provide insufficient consideration to Seminis common stockholders. In opinion of the Company's legal advisers, the Company has a valid defense against these actions.

NOTE 17 - SUBSEQUENT EVENTS (UNAUDITED)

On May 20, 2003, SaVIA entered into a debt settlement agreement with all of its creditors, providing for an extended maturity date and a fixed payment plan. In addition, certain provisions of its current debt agreement and other financing documents will be modified allowing the Company to engage in certain transactions that would generate funds to satisfy the term of the fixed payment plan, such as the sale of shares of Seminis.

On May 30, 2003, SaVIA, Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo Garza, Desarrollo Consolidado de Negocios, S.A. de C.V. ("Mexican SPC") and the continuing stockholders entered into a contribution agreement with Seminis Acquisition L.L.C. (the "Contribution Agreement"). Pursuant to the terms of the Contribution Agreement, SaVIA has agreed to contribute to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock in exchange for membership interests in Seminis Acquisition.

The successful closing of the above-mentioned events is contingent on several conditions, including the availability to Seminis Acquisition of sufficient funds to complete the transactions, among others.

NOTE 18 - CONDENSED FINANCIAL INFORMATION FOR SaVIA

Regulation S-X, Rule 5-04, "What schedules are to be Filed," requires that registrants with the Securities and Exchange Commission includes a condensed balance sheet as of the end of the two most recent years and condensed income statements and statements of cash flows for the three most recent year end December 31, 2002, when more than 25% of the net assets of a consolidated subsidiary are restricted.

SaVIA (the "Parent Company") has two principle subsidiaries, Bionova and Seminis, the assets of which are restricted in the sense that none of assets of either subsidiary may be distributed to the parent company in the form of dividends. Net assets of such subsidiaries represents more than 25% of the consolidated net assets.

  Parent Company condensed balance sheet at December 31, 2001 and 2002 are as follows:

	2001	2002
Assets
Cash and cash equivalents	Ps 54	Ps 15
Accounts receivable from related parties	2,618	1,224
Other	41	35
Total current assets	2,713	1,274
Investment in subsidiaries	5,613	6,374
Goodwill	1,987	1,826
Other noncurrent assets	359	308
Total assets	Ps 10,672	Ps 9,782

Liabilities and Stockholders' Equity
Debt	Ps 777	Ps 833
Short-term account payable to related partie	178	334
Other	28	70
Total current liabilities	983	1,237
Long-term accounts payable to related parties	1,198	1,185
Total liabilities	Ps 2,181	Ps 2,422
Net Assets	Ps 8,491	Ps 7,360

  Parent Company condensed income statements for the years ended December

31, 2000, 2001 and 2002 are as follows:
	2000	2001	2002
Revenues:
Dividends, services and royalties	Ps 181	Ps 197	Ps 227
Operating expenses	266	271	118
Operating (loss) income	(85)	(74)	109
Comprehensive financing cost	(370)	(150)	(41)
Other income (expenses), net	(1,010)	(224)	332
Loss from continuing operations, before taxes	(1,465)	(448)	400
Income tax benefit (expense)	(320)	(90)	(17)
Equity participation of subsidiaries	(2,008)	(1,973)	(1,163)
Loss from continuing operations	(3,793)	(2,511)	(780)
Discontinued operations, net of income tax:
Income (loss) from discontinued operations	424	(457)	-
Net income (loss)	Ps (3,369)	Ps (2,968)	Ps (780)

3. Parent Company condensed statements of cash flows for the years ended December 31, 2000,

2001 and 2002 are shown below:

	2000	2001	2002
Cash flows from operating activities
Net income (loss) from continuing operations before equity participation in subsidiaries:	Ps (1,784)	Ps (538)	Ps 383
Items not affecting cash	1,977	160	176
Changes in:
Related parties, net	1,106	(3,280)	1,550
Other	84	(36)	50
Net cash provided by (used in) operating activities	1,383	(3,694)	2,159

Cash flows from financing activities
Related parties, net	(2,493)	(36)	(1,052)
Long-term debt and other loans, net	155	(4,891)	57
Derivative instruments	(466)	(2,304)	(52)
Net cash (used in) provided by financing activities	(2,804)	(7,231)	(1,047)

Cash flows from investing activities
Investment in shares	(1,203)	690	(695)
Investment in subsidiaries	1,870	(420)	(476)
Discontinued operations, net	82	9,972
Other	709	428	20
Net cash provided by (used in) investing activities	1,458	10,670	(1,151)
Increase (decrease) in cash and cash equivalents	37	(255)	(39)
Cash and cash equivalents at beginning of year	272	309	54
Cash and cash equivalents at end of year	Ps 309	Ps 54	Ps 15

4. Related party transactions as of and for the years ended December 31, 2002

i) Balance Sheet:

	2001	2002
Short term accounts receivable
Current accounts	Ps 680	Ps 15
Account receivable from SaVIA Holding derived from the sale of Empaq shares, US$97.5 million	945
Account receivable for dividends declared by Seminis	155	259
Notes receivable from Bionova Holding and subsidiaries	796	932
Other	100	73
	2,676	1,279
Less - Allowance for doubtful accounts	(58)	(55)
	Ps 2,618	Ps 1,224

Accounts payable
Services rendered	Ps 61	30
Account payable to subsidiary derived from a research and development agreement	10	10
Account payable to AG-Biotech	70	75
Account payable to related party derived from the purchase of Elocansa shares	27	27
Interest accrued to related partie		192
Derivative financial instruments and other	10	--
	Ps 178	Ps 334

ii)Income Statement:

	2000	2001	2002
Income:
Dividends	Ps 99	Ps 166	Ps 115
Services	80	31	46
Financial income	77	140	168
Other	-	98	-

Expense:
Services	116	181	70
Financial expenses	171	171	112
Other	-	-	518

b) Material contingencies

The material contingencies for the Parent Company are the same as those disclosed in Note 16.

NOTE 19 - RECONCILIATION BETWEEN MEXICAN (MEX-GAAP) AND

UNITED STATES (US-GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with MEX-GAAP, which differ in certain significant respects from US-GAAP. The MEX-GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information". The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to US-GAAP do not include the reversal of such inflationary effects.

The principal differences between MEX-GAAP and US-GAAP are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any price level gain or loss.

I. Reconciliation of consolidated net income

		Year ended December 31,
		2000	2001	2002
Net loss from continuing operations, net of minority interest, under MEX-GAAP		(Ps 3,075)	(Ps 2,512)	(Ps 1,508)
Purchase accounting adjustments relating to acquisitions	b	(26)	(16)
Pre-operating expenses	c	(27)	(1)	162
Loss from equity swap agreements	d	(267)	(2,092)	(87)
Effect of Statement B-15	e	16	125
Deferred income tax effect	f	1,103	(31)	(77)
Deferred employees' profit sharing effect	f	65
Reversal of the goodwill amortization	a			165
Adjustment for the net effect of deferred income tax and employees' profit sharing applicable to minority interest	f	197
Net loss from continuing operations under US-GAAP		(2,014)	(4,527)	(1,345)
Net (loss) income from discontinued operations, net of minority interest under MEX-GAAP		(294)	(456)	728
Effect of incorporation of Insurance Segment		3,613
Deferred income tax effect		43
Deferred employees' profit sharing effect		171
Effect of Fifth amendment to Statement B-10	g	(4)
Effect of Statement B-15			3
Gain on sale of subsidiaries	h		5,716
Net income from discontinued operations under US-GAAP		3,529	5,263	728
Net income (loss) under US-GAAP		Ps 1,515	Ps 736	(Ps 617)

Weighted average number of common shares outstanding (in thousands)	j7	452,102	462,634	463,752
Basic and diluted earnings (loss) per share (in pesos) from:
Continuing operations		(Ps 4.45)	(Ps 9.79)	(Ps 2.90)
Discontinued operations		7.80	11.38	1.57
Basic and diluted earnings (loss) per share (in pesos) under US-GAAP		Ps 3.35	Ps 1.59	(Ps 1.33)

II. Reconciliation of consolidated stockholders' equity

		December 31
		2000	2001	2002
Majority stockholders' equity under MEX-GAAP		Ps 13,508	Ps 8,491	Ps 7,360
Purchase accounting adjustments	b	16
Pre-operating expenses	c	(161)	(162)
Effect of Statement B-15	e	(90)	(359)
Deferred income tax effect	f	108	77
Reversal of the goodwill amortization	a			165
Net investment in discontinued operations of insurance and packaging segments	h	(5,716)
Stockholders' equity under US-GAAP		Ps 7,665	Ps 8,047	Ps 7,525

III. Provided below is an analysis of the changes in stockholders' equity under US-GAAP:

		2000	2001	2002
Balance at beginning of year		Ps 10,857	Ps 7,665	Ps 8,047
Net income (loss)		1,515	736	(617)
Hedges on foreign subsidiaries net investment	j8	(110)	253
Reserve for repurchase of shares		(199)	(210)	35
Loss from holding nonmonetary assets		(1,734)		(299)
Cumulative translation adjustment (effect of Statement B-15)	e	(2,137)	(397)	359
Direct charges to net investment in discontinued operations of insurance and packaging segments		(527)
Balance at end of year		Ps 7,665	Ps 8,047	Ps 7,525

a) Reversal of the goodwill amortization

Under MEX-GAAP, the Company maintains a policy of amortizing goodwill over periods ranging from 15 to 20 years. Under US-GAAP, the Company has discontinued the amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby necessitating a US-GAAP adjustment for the reversal of the amortization recognized under MEX-GAAP.

The Company recorded goodwill amortization of Ps856 and Ps902 during the years ended December 31, 2000 and 2001, respectively. Pro forma earnings per share (net) amounts included goodwill not being amortized as in the current year would be (Ps5.35) and (Ps4.46) for the years ended December 31, 2000 and 2001, respectively.

b) Purchase accounting adjustments

Purchase accounting methods under MEX-GAAP and US-GAAP differ in certain respects. Under MEX-GAAP no value is assigned to intangible assets acquired (purchased research and development costs, patents and licenses), inventories are valued at their estimated replacement costs rather than fair market value and deferred taxes are not established for the respective purchase price adjustments. Intangible assets under US-GAAP are capitalized and amortized over their estimated useful lives and purchased research and development costs ("Purchased R&D") are written off immediately.

The following summarizes the effect of these differences on goodwill, intangible assets, deferred income and profit sharing taxes and minority interest:

Purchase accounting adjustments
	Goodwill adjustments	Intangible assets	Minority interests	Net purchase price
2000
Beginning balance	(Ps 1,695)	Ps 495	Ps 1,242	Ps 42
Amortizations	116	(149)	7	(26)
Ending balance	(Ps 1,579)	Ps 346	Ps 1,249	Ps 16

2001
Amortizations	116	(149)	17	(16)
Ending balance	(Ps 1,463)	Ps 197	Ps 1,266	Ps -

2002
Amortizations
Ending balance	(Ps 1,463)	Ps 197	Ps 1,266	Ps -

c) Pre-operating expenses

MEX-GAAP permits the deferral and amortization of pre-operating costs whereas US-GAAP requires that pre-operating costs be expensed in the period incurred. The US-GAAP adjustment for the year ended December 31, 2002 reflects the reversal of pre-operating expenses written-off for MEX-GAAP purposes in 2002, that were previously written-off.

d) Equity swaps

Under MEX-GAAP, derivative contracts that are indexed to, and potentially settled in, the Company's stock or cash are accounted as equity transactions. Under US-GAAP, these instruments would be considered assets or liabilities when the settlement is in cash and in equity when the settlement is in Company's own stock. For MEX-GAAP, all financing costs related to these instruments are recorded in stockholders' equity. For US-GAAP purposes the financing costs related to these derivative instruments would be recorded in results of operations.

e) Effect of Statement B-15

As disclosed in Note 2, the Company adopted Statement B-15, "Transactions in Foreign currency and Translation of Financial Statements of Foreign Operations" during 1997. This statement requires the re-expression of prior year amounts of foreign subsidiaries to be determined by first re-expressing prior year amounts by the inflation of the foreign country and then translating such amounts at the exchange rate at the date of the latest balance sheet. Under US-GAAP, the primary financial statements should be presented in the same reporting constant currency for all periods. Prior to the adoption of this statement, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustment was considered to be an integral part of preparing price level adjusted financial statement. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries which results in the presentation of amounts which are not in a constant unit of measure. The difference in the methodologies used to re-express prior year balances is included as a one line adjustment in the reconciliation to US-GAAP of net income and stockholders' equity as follows:

	As of and for year ended December 31 ,
	2000	2001
Stockholders' equity:
As indexed using the NCPI for México	Ps 13,418	Ps 8,132
As previously reported under Statement B-15	13,508	8,491
	(Ps 90)	(Ps 359)
Net income of majority stockholders':
As indexed using the NCPI for México	(Ps 3,059)	(Ps 2,387)
As previously reported under Statement B-15	(3,075)	(2,512)
Net effect of Statement B-15 applicable to continuing operations:	Ps 16	Ps 125

f) Deferred Income Tax and Employees' Profit Sharing

S FAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards and asset tax credits, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred income tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management's opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.

Temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period.Under MEX-GAAP Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing," the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change, including monetary gains or losses, are allocated between the tax provision, deficit from restatement and monetary gain or loss.

Loss from continuing operations before taxes under US-GAAP for the years ended December 31, 2000, 2001 and 2002 consisted of the following:

	2000	2001	2002
México	(Ps 4,301)	(Ps 2,648)	(Ps 1,318)
Foreign	1,375	(1,909)	161
	(Ps 2,926)	(Ps 4,557)	(Ps 1,157)

The significant components of income tax and asset tax benefit (expense) under US-GAAP for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002
Income tax benefit (expense):
Current
México	(Ps 28)	(Ps 44)	(Ps 12)
Foreign	(146)	(65)	(23)
Total current income tax expense	(174)	(109)	(35)

Deferred
México	260	(104)	(44)
Foreign	378	(409)	(39)
Total deferred income tax benefit	638	(513)	(83)
Net income tax benefit (expense) from continuing operations	Ps 464	(Ps 622)	(Ps 118)

The following provides a reconciliation of net income tax benefit (expense) at the statutory tax rate and the provision for income taxes under US-GAAP for the Company's continuing operations for the years ended December 31, 2000, 2001 and 2002.

	2000	2001	2002
Pretax loss at statutory tax rate	Ps 1,024	Ps 1,595	Ps 405
Effect of differences in statutory tax rates	1,409
Effect of inflationary components	(340)	(22)	(33)
Other (non-deductible expenses)	(716)	(1,016)	(258)
Non-taxable income	(15)	24	22
Permanent impairment on available for sale securities
Benefit from tax consolidation	30	37	14
Other tax deductions			51
Write-off of investment in Desarrollo
Forestal, S.A. de C.V.			(141)
Provision for doubtful accounts			(178)
Change in valuation allowance		(706)
Tax percent not available for consolidation	199	(59)
Taxable income from sale of shares	(926)
Effect of discontinued operations		(225)
Repatriated foreign earnings		(230)
Cumulative translation adjustment	(201)	(20)
Net income tax benefit (expense)	Ps 464	(Ps 622)	(Ps 118)

The effect of inflationary components is attributable primarily to the difference in the manner in which purchasing power gains and losses are computed for financial and tax reporting purposes. Non-deductible expenses were attributable primarily to certain promotional and public relations expenses, executives' automobile expenses and certain travel and entertainment expenses, which were not deductible for Mexican income tax purposes. The non-taxable income was principally comprised of a profit on sale of securities. The effect of gains from holding nonmonetary assets represents the effect of the deferred tax on the increase in the difference between the carrying values and tax basis of property, plant and equipment; this increase is included in stockholders' equity in the caption "Surplus (deficit) on restatement of capital"; however, the related deferred tax is charged to income.

The significant items comprising the Company's net deferred income tax and liabilities under US-GAAP at December 31, 2001 and 2002 are as follows:

	2001	2002
Deferred income tax liabilities	Ps 598	Ps 531
Property, plant and equipment
Undistributed earnings of subsidiaries	211	214
Pre-operating expenses	13	7
Pre-paid expenses	2	1
Other	18
Total deferred income tax liabilities	842	753

Deferred income tax assets
Accounts receivable		(215)
Inventories	(143)	(71)
Pensions	(8)
Tax loss carryforwards	(2,365)	(3,101)
Tax credit carryforwards	(168)	(147)
Valuation allowance	2,206	3,193
Other	(223)	(204)
Total deferred income tax assets	(701)	(545)
Net deferred income tax liability	Ps 141	Ps 208

The deferred income tax classification in the condensed balance sheet as of December 31, 2001 and 2002 is as follows:

	December 31,
	2001	2002
Deferred income tax (assets):
Current	(151)	(286)
Long-term	(550)	(259)
	(701)	(545)
Deferred income tax liability:
Long-term	842	753
Deferred income tax, net	Ps 141	Ps 208

For the years ended December 31, 2001 and 2002, the difference in net deferred income tax liability between MEX-GAAP and U.S. GAAP was as follows:

	MEX-GAAP	US-GAAP	Difference
Deferred income tax (asset) liability:
At December 31, 2000	(Ps 107)	(Ps 215)	Ps 108
At December 31, 2001	217	140	77
Net change	Ps 324	Ps 355	(Ps 31)

	MEX-GAAP	US-GAAP	Difference
Deferred income tax liability:
At December 31, 2001	Ps 217	Ps 140	Ps 77
At December 31, 2002	208	208
Net change	(Ps 9)	Ps 68	(Ps 77)

The net change in the deferred income tax liability during 2001 and 2002 was allocated to the following components:

	MEX-GAAP	US-GAAP	Difference
Deferred income tax liability in 2001:
Deferred tax income	Ps 496	Ps 355	Ps141
Pre-operating expenses	(56)	-	(56)
Effect of foreign subsidiary	(116)		(116)
Net change	Ps 324	Ps 355	(Ps 31)

Deferred income tax liability in 2002:
Deferred tax expenses (income)	Ps 6	Ps 68	(Ps 62)
Write-off of investment in Desarrollo Forestal, S.A. de C.V.	(63)	-	(63)
Effect of foreign subsidiary	48		48
Net change	(Ps 9)	Ps 68	(Ps 77)

The differences between MEX-GAAP and US-GAAP in the deferred profit sharing liability at December 31, 2001 and 2002 were as following:

Deferred profit sharing liabilities at:

	MEX-GAAP	US-GAAP	Difference
December 31, 2000	Ps 2	Ps 2	Ps -
December 31, 2001	2	2	-
Net change	Ps -	Ps -	Ps -
December 31, 2001	Ps 2	Ps 2	Ps -
December 31, 2002	2	2	-
Net change	Ps -	Ps -	Ps -

The cumulative and current year minority interest effect of the deferred income tax and profit sharing adjustments are summarized below.

Year ended December 31,	Beginning balance	Current year effect	Ending balance
2000	(161)	(26)	(187)
2001	(187)	187	-
2002	-	-	-

g) Fifth Amendment to Statement B-10 (Modified)

In 1997, the Company elected, as a result of the adoption of the Fifth Amendment to Statement B-10 (Modified), to restate its nonmonetary assets of foreign origin based on the devaluation of the Mexican peso against the foreign currencies by applying inflation rates of the countries from which they originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under US-GAAP the assets that are of foreign origin would be adjusted by the Mexican NCPI.

Under US-GAAP, the effect of discontinued operations for the years ended December 31, 2000 and 2001 would also be reversed resulting in increased (decreased) fixed assets and decreased (increased) depreciation expense as follows:

	As of and for year ended December 31,
	2000	2001	2002
Net property, plant and equipment of continuing operations (at end of year)	Ps 70	Ps -	Ps -
Depreciation expense	(4)	-	-

h) Gain on sale of discontinued operations

Under US-GAAP, the book basis of the Company's investment in the subsidiaries sold during 2001 was lower than the basis under MEX-GAAP due to following differences:

2001
Cancellation of SCA goodwill	Ps 4,769
Effect of incorporation of Insurance Segment	865
Deferred income tax	151
Effect of Fifth Amendment to statement B-10	(69)
Provision cancelled in 2002	________
Ps 5,716

During 2002, there were no differences between the book basis as per US-GAAP, and that used for MEX-GAAP on the discontinued operations.

     i) Condensed financial information under US-GAAP

The basis of presentation under US-GAAP varies from that of MEX-GAAP. Provided below are condensed balance sheets, income statements and cash flow statements under US-GAAP which incorporate the adjustments and reclassifications previously identified.
  Consolidated balance sheet amounts at December 31, 2001 and 2002 under US-GAAP are as follows:

	December 31,
	2001	2002
Assets
Cash and cash equivalents	Ps 334	Ps 384
Accounts receivable and other	1,697	1,640
Accounts receivable from related parties	99	18
Income tax and asset tax receivable		30
Inventories	4,744	4,797
Deferred income tax	151	286
Assets held for sale	41	78
Total current assets	7,066	7,233
Deferred income tax	550	259
Investment in shares and other investments	58	14
Accounts receivable from related parties	917
Other long-term accounts receivable	99	103
Property, plant and equipment	2,810	2,730
Other assets	795	691
Goodwill	2,300	2,455
Total assets	Ps 14,595	Ps 13,485

Liabilities and Stockholders' Equity
Bank loans	Ps1,190	Ps 1,366
Current portion of long-term debt	2,691	2,376
Accounts payable to related parties	7	7
Accounts payable and accrued expenses	1,340	1,347
Income tax payable	735
Severance compensation from foreign subsidiary	122	221
Total current liabilities	6,085	5,317

Deferred income tax and profit sharing	844	755
Long-term debt	185	168
Long-term accounts payable to related parties and others	32	49
Accrued pension and seniority premium cost	23	1
Total liabilities	7,169	6,290
Minority interest	(621)	(330)
Stockholders' equity	8,047	7,525

Total liabilities and stockholders' equity	Ps 14,595	Ps 13,485

2. Condensed income statements under US-GAAP for the years ended December 31, 2000, 2001 and 2002 are as follows:
	Year ended December 31,

	2000	2001	2002
Net sales	Ps 8,415	Ps 6,807	Ps 6,587
Cost of sales	5,340	4,281	3,350
Gross margin	3,075	2,526	3,237
Operating expenses	7,754	4,026	2,867
Operating (loss) income	(4,679)	(1,500)	370
Indemnities and other exit cost	(139)	(377)

Comprehensive financing cost:

Financial expense	(1,992)	(3,353)	(510)
Financial income	592	583	168
Exchange gain (loss), net	96	(29)	194
Gain on monetary position	297	138	10
	(1,007)	(2,661)	(138)
Other income (expenses), net	2,899	(19)	(1,389)
Loss from continuing operations, before taxes	(2,926)	(4,557)	(1,157)

Income tax benefit (expense)	464	(622)	(118)

Loss from continuing operations	(2,462)	(5,179)	(1,275)

Discontinued operations, net of income tax and
employees' profit sharing:
Income (loss) from discontinued operations	1,702	(735)

Gain on sale of subsidiaries	755	5,687	718
	2,457	4,952	718

Loss before minority interest	(5)	(227)	(557)

Minority interest in earning of subsidiaries:

Continuing operations	448	652	(70)

Discontinued operations	1,072	311	10
	1,520	963	(60)

Net income (loss)	Ps 1,515	Ps 736	(Ps 617)

3. The statement of cash flows prepared under US-GAAP is shown below:

	Year ended December 31,

	2000	2001	2002
Cash flows from operating activities

Net income (loss):	Ps 1,515	Ps 736	(Ps 617)
Items not affecting cash:

Monetary loss (gain)	1,837	(118)	(9)
Depreciation and amortization	1,675	1,149	423
Cancellation of investment in shares			407
Minority interest	(39)	(652)	60
Unrealized exchange income, net	37
Deferred income tax and employees' profit sharing	(237)	354	83
Gain from sale of subsidiary	(1,402)	(5,820)	718
Other	296	2

Changes in:

Accounts receivable	40	(1,163)	(43)
Inventories	(1,026)	953	(170)
Other assets	(76)	65	118
Accounts payable and accrued expenses	(556)	(490)	(1,197)

Net cash provided by (used in) operating activities	2,064	(4,984)	(227)

Cash flows from investing activities

Investment in shares	2,226	417	(112)
Long-term bank deposits	888	351
Purchases of property, plant and equipment	(909)	389	65
Proceeds from sale of property, plant and equipment	876	438	(140)
Intangible assets	164	----	----
Proceeds from sale of subsidiaries	________	10,370	________
Net cash provided by (used in) investment activities	3,245	11,965	(187)

Cash Flow continued:
	Year ended December 31,
	2000	2001	2002
Cash flows from financing activities

Accounts receivable from subsidiaries
and related parties	(3,137)	(56)	764
Short-term loans received	366	4	135
Short-term loans paid	(735)
Current portion of long-term debt	8,372	(5,571)	(454)
Long-term loans received	9,359		(34)
Long-term loans paid	(18,054)	(398)
Notes receivable and payable from subsidiary sold
in 2001, net		641
Other liabilities		12	(16)
Reserve for repurchase of shares		(210)	35
Proceeds from sale of shares, net of repurchase	(267)	(2,093)	__________
Net cash (used in) provided by financing activities	(4,096)	(7,671)	430
Effect of exchange rate changes and inflationary effects on cash	(1,118)	315	34
Increase (decrease) in cash and cash equivalents	95	(375)	50
Cash and cash equivalents at beginning of year	614	709	334

Cash and cash equivalents at end of year	Ps 709	Ps 334	Ps 384

Supplemental disclosures
Cash paid during the year for:
Interest	Ps1,020	Ps602	Ps333
Income tax	36	17

j) Additional US-GAAP disclosures and reclassifications

1. Advances to growers

Under US-GAAP, the advances to fresh produce growers would be classified as non-interest bearing loans receivable. Under US-GAAP, such amounts would be considered non-monetary assets, consistent with MEX-GAAP practice..

2. Minority interest

Under MEX-GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity on the consolidated balance sheet. For US-GAAP purposes, the minority interest is presented as a separate item before stockholders' equity.

3. Employees' profit sharing

Under US-GAAP, employees' profit sharing would be considered operating expenses. The corresponding amounts were reclassified for US-GAAP purposes.

4. Fair value information

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

Bank loans and other debt. The Company's bank loans and other debt, bear interest at variable rates and their terms, are generally representative of those which are currently available to the Company at December 31, 2000, 2001 and 2002 for the issuance of debt with similar terms and remaining maturities and therefore, the carrying values of these items are a reasonable estimate of their fair value.

5. Retained earnings

In 1994, the Board of Directors approved the appropriation of Ps1,500 from retained earnings for a future repurchase of some of the Company's outstanding stock. This amount is disclosed separately for US-GAAP purposes as it is not available for dividends.

6. Stock option plan

In 1998, Seminis adopted a stock option plan (the "Stock Option Plan") under which key employees may be granted options to purchase authorized and issued Class C common stock of the Company. The Board of Directors reserved 3,677 shares for issuance under the plan and in July 1998 awarded options to acquire 267 shares. Under the Stock Option Plan, the option exercise price is equal to fair market value at the date of grant, as determined by independent appraisal.

Options currently expire no later than ten years from the grant date and generally vest over four years. Proceeds received by the Company from the exercise of the options will be credited to common stock as additional paid-in capital.

Stock Option Plan activity during 2000, 2001 and 2002 was as follows:

	Shares	Options Granted
	Available	Number	Exercise
	For Options	of shares	Price
At December 31, 2000	2,593	1,084	US$ 15.78
Grants	(1,462)	1,462	1.24
Cancellations	434	(434)	(7.11)
At December 31, 2001	1,565	2,112	9.91
Additional authorized shares	1,000	_________	_________
Grants	(2,562)	2,562	1.28
Excercises	4	(4)	1.33
Cancellations	248	(248)	(3.83)
	__________	_________	_________
At December 31, 2002	255	4,422	US$ 8.69

As of December 31, 2000, 67 options were exercisable. Options outstanding at December 31, 2000 will expire if not exercised on or before June 30, 2008.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires Seminis to present pro forma information regarding net income. This information is required to be determined as if the Company had accounted for its employee stock options granted under the fair market value method of that statement. The fair market value of options granted in fiscal year 1998 was US$16.41 per share using a minimum value method assuming a risk-free interest rate of 5.48%, an expected life of four years and no projected dividends yields. Unlike other permitted option-pricing models, the minimum value method excludes stock price volatility, which cannot be reasonably estimated for by the Company.

For purposes of pro forma disclosures, the estimated fair market value of the options is amortized to expense over the options' vesting periods. There is no material difference in net loss per share in applying the pro forma provisions of SFAS No. 123 for the years ended December 31, 1999 and 2000.

7. Earnings per share

The weighted average number of common shares outstanding for the years ended December 31, 2000, 2001 and 2002 under US-GAAP would be determined as follows:

	2000	2001	2002
Average outstanding shares under MEX-GAAP	469,202	462,634	463,752
Retroactive effect of SCA acquisition	10,365
Average number of treasury shares held by SCA	(27,465)	________	________
	452,102	462,634	463,752

8. Accounting for effect of changes in foreign exchange rates

Under MEX-GAAP and US-GAAP, as described in Note 2.a, exchange losses relating to borrowings incurred to acquire foreign subsidiaries are recorded directly in stockholders' equity in the component, "Cumulative translation adjustment". This (loss) gain amounted to (Ps110) and Ps253 in 2000 and 2001, respectively. During 2002, none of the loans were considered hedges of the Company's net investments of foreign subsidiaries.

9. Retirement benefit plans

Liabilities and costs related to pension plans and seniority premiums are recorded under MEX-GAAP in accordance with Statement D-3 (Revised), "Labor Liabilities", as described in Note 2.h. Under US-GAAP, the requirements of SFAS No. 87, "Employers' Accounting for Pensions", for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Statement D-3. The Company adopted SFAS No. 87 on January 1, 1988 for US-GAAP reconciliation purposes.

The following provides a reconciliation of the benefit obligation, plan asset and funded status of the pension plan as of December 31, 2001 and 2002.

	2001	2002
Change in projected benefit obligation:	Ps 332	Ps 432
Projected benefit obligation at beginning of year
Service cost	14	23
Interest cost	22	25
Actuarial loss	29	3
Benefits paid	(8)	(10)
Plan participant contributions		2
Curtailment		(18)
Translation difference	15	34
Projected benefit obligation at end of year	Ps 404	Ps 491

	2001	2002
Change in plan assets:
Fair value of plan assets at beginning of year	Ps 311	Ps 354
Actual return on plan assets	6	20
Contributions	9	19
Benefits paid	(8)	(10)
Translation difference	13	25
Fair value of plan assets at end of year	331	408
Funded status of plan	(73)	(84)
Unrecognized net loss	106	128
Unrecognized prior service cost	(32)	(20)
Prepaid pension assets	Ps 1	Ps 24

10. Valuation and qualifying accounts

The following table represents the roll-forward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002
Balance at the beginning of the period	Ps 181	Ps 250	Ps 241
Inflation and foreign currency translation effects	(15)	(7)	22
Increases in the allowance	117	63	1,091
Write offs(1)	(33)	(65)	(50)
Recovery			(3)
Balance at the end of the period	Ps 250	Ps 241	Ps1,301

(1) Includes the sale of Agrosem.

The following table represents the roll-forward of the inventory obsolescence for the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002
Balance at the beginning of the period	Ps 454	Ps 878	Ps 984
Inflation and foreign currency translation effect	(40)	(24)	107
Increases in the allowance	722	716	203
Write offs(1)	(258)	(586)	(418)
Balance at the end of the period	Ps 878	Ps 984	Ps 876

(1) Includes the sale of Agrosem.

11. Research and development expenses

Research and development costs are charged to operations as incurred. Costs attributable to in-process research and development activities acquired in a purchase transaction are written-off at the date of the acquisition. For the years ended December 31, 2000, 2001 and 2002, the Company had Ps611, Ps539 and Ps -, respectively in research and development expenses which represent 7.75%, 7.92% and -% of the total sales at December 31, 2000, 2001 and 2002 respectively.

12. New accounting pronouncement

Recent U.S. accounting pronouncements
  Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," was effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS No. 141 did not have a material effect on the consolidated financial statements.
  SFAS No. 142, "Goodwill and Other Intangible Assets", was effective for fiscal years beginning after December 15, 2001, but was adopted early as of the beginning of fiscal year 2002. SFAS No. 142 requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company has ceased the amortization of goodwill due to the adoption of SFAS No. 142 and no impairment was required in fiscal year 2002.
  In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. Management has not yet determined the effect of the adoption of SFAS No. 143.
  In 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," and APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides new guidance on (i) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (ii) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.
  In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact the adoption of SFAS No. 145 will have on the consolidated financial statements.
  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact the adoption of SFAS No. 146 will have on the consolidated financial statements.
  In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact the adoption of FIN 45 will have on the consolidated financial statements.
  In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. [Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.
  In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

Recent Mexican accounting pronouncements
  In November 2001, the MIPA issued the revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities and commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a are probable must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that are not probable cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact the adoption of Bulletin C-9 will have on the consolidated financial statements.
  In addition, in December 2001, the MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they are classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives not be amortized, but be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their respective useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact the adoption of Bulletin C-8 will have on the consolidated financial statements.