Form 20-F
period 2003-12-31
SAVIA SA DE CV
filed 2004-06-30
CIK 917333

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2003
                        Commission File Number: 1-12736
                                    --------

                               SAVIA, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

             SAVIA, S.A. DE C.V.                             MEXICO
 (Translation of Registrant's name into         (State or other jurisdiction of
                English)                        incorporation or organization)

                                Rio Sena 500 Pte.
                                Colonia del Valle
                          San Pedro Garza Garcia, N.L.
                                 CP 66220 Mexico
                                (52-81) 8173-5500
         (Address and telephone number of Registrant's principal office)
                                    --------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT

                                                          NAME OF EACH
     TITLE OF EACH CLASS                         EXCHANGE ON WHICH REGISTERED
     -------------------                         ----------------------------
Class I Series A Common Stock, without             Mexican Stock Exchange
par value ("A Shares")
Ordinary Participation Certificates
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four Ordinary Participation
Certificates

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

      Class I Series A Common Stock, without par value - 470,592,934

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes [X] No [ ]


      Indicate by check mark which financial statement Item the Registrant has elected to follow:

                              Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

SECTION                                                                                                    PAGE NO.
-------                                                                                                    --------
INTRODUCTION......................................................................................................1

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.............................................4

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................4

ITEM 3.         KEY INFORMATION...................................................................................4

ITEM 4.         INFORMATION ON THE COMPANY.......................................................................14

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................24

ITEM 6.         DIRECTORS AND SENIOR MANAGEMENT..................................................................39

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................44

ITEM 9.         OFFER AND LISTING................................................................................45

ITEM 10.        ADDITIONAL INFORMATION...........................................................................48

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................................55

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................................57

ITEM 13.        DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES................................................58

ITEM 14.        MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE of PROCEEDS.....................58

ITEM 15.        CONTROLS AND PROCEDURES..........................................................................58

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT................................................................ 58

ITEM 16B.       CODE OF ETHICS...................................................................................58

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES ..........................................................58

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEES ..................................58

ITEM 16E        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...........................59

ITEM 17.        FINANCIAL STATEMENTS.............................................................................59

ITEM 18.        FINANCIAL STATEMENTS.............................................................................59

ITEM 19.        EXHIBITS.........................................................................................61

ABOUT THE INTEGRATION OF THE BOARD OF DIRECTORS..................................................................67

ABOUT THE STRUCTURE OF THE BOARD OF DIRECTORS....................................................................68

ABOUT THE DIRECTORS' DUTIES......................................................................................69

ABOUT THE OPERATION OF THE BODY WHICH FULFILLS THE EVALUATION AND COMPENSATION FUNCTION..........................71

ABOUT THE AUDITORS' SELECTION....................................................................................71

ABOUT THE FINANCIAL INFORMATION..................................................................................72

ABOUT THE INTERMEDIATE BODY IN CHARGE OF THE FINANCE AND PLANNING FUNCTIONS .....................................74

ABOUT THE INFORMATION AND AGENDA OF THE STOCKHOLDERS MEETING.....................................................74

ABOUT THE INFORMATION AND COMMUNICATION BETWEEN THE BOARD OF DIRECTORS AND THE STOCKHOLDERS......................75

EXHIBIT INDEX ...................................................................................................77

                                  INTRODUCTION

      Savia, S.A. de C.V. ("Savia" or the "Company") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Mexico").

      In this Form 20-F, references to "pesos" and "Ps." are to Mexican pesos and references to "dollars" or "$" are to U.S. dollars. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Item 18 (the "Consolidated Financial Statements") and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2003. Unless otherwise indicated, dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.1998 to $1.00, the effective exchange rate on December 31, 2003, as published by Banco de Mexico. As of June 18, 2004, as published by Banco de Mexico, the effective exchange rate was Ps. 11.3523 to $1.00.

FORWARD-LOOKING STATEMENTS

      This annual report contains a number of statements relating to future results of Savia that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act 1995. Savia may also make forward-looking statements in its periodic reports to the Securities and Exchange Commission on Form 6-K, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements include discussions about our beliefs, projections and expectations and may include statements regarding various factors that may be beyond the Company's control, including but not limited to competition, weather and other growing conditions in our farming areas in Mexico, market prices for fresh produce in the United States and Canada, significant economic or political developments in Mexico, availability of mortgage financing in Mexico, and changes in the regulatory environment in which the Company operates. Savia can give no assurances that such results, including the various factors discussed herein will not differ materially from the statements contained in this annual report. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Savia, which may cause actual results to differ materially from those expressed in the statements contained in this annual report. Some of these risks, uncertainties and factors are discussed in Item 3.D "Risk Factors." Forward-looking statements speak only as of the date they are made, and Savia undertakes no obligation to update publicly any of them in light of new information or future events.

SUMMARY

I. SIGNIFICANT REDUCTION IN BUSINESS OPERATIONS - SALE OF BUSINESSES TO REPAY HOLDING COMPANY INDEBTEDNESS

      Savia is a holding company and its assets are its equity interests in its subsidiaries. As of December 31, 2003, its two principal subsidiaries, which represent virtually all of its revenues and assets, were Bionova Holding Corporation ("Bionova") and Desarrollo Inmobiliano Omega S.A. de C.V. ("Omega").

      On September 29, 2003, Savia completed the sale of all of its interest in Seminis, Inc. ("Seminis"). In 2001, the Company completed the sale of its packaging businesses and its remaining interest in Seguros Commercial America, S.A. de C.V. ("SCA"). (See Note 13 to the Consolidated Financial Statements with respect to certain tax matters relating to sales in 2001.) The sales of these businesses were part of a debt restructuring program the Company entered into in 2001, as a result of significant net cash outflows and operating losses. The net proceeds from the sales of each business in 2001 were used to repay indebtedness, and of the net proceeds from the sale of Seminis, $15 million (together with the proceeds from a sale of Savia shares and a note receivable) was used to repay all the remaining indebtedness of the Company (other than indebtedness of Bionova), and $251 million was distributed as a cash dividend to its shareholders. (See Note 3 to the Consolidated Financial Statements). The Company's financial statements have been restated to reflect the net assets and results of operations of each of Seminis, the packaging businesses and SCA as discontinued operations from the date of disposition.

II. CONTINUING OPERATIONS - ABSENCE OF PROFITABILITY

      Bionova, engaged in the business of growing fresh produce in Mexico and distributing fresh produce in the U.S. and Canada, has incurred significant losses from operations in every year since its formation in 1996 through 2003. In 2003 Bionova incurred a loss from operations of Ps. 71 million and a net loss of Ps. 106 million. Bionova is continuing to incur operating losses during the current fiscal year.

      Omega, engaged in the business of developing and selling parcels of land located near Monterrey, Mexico for residential housing, had revenues of Ps. 181 million in 2003 and Ps. 205 million in 2002, and modest operating income of Ps. 23 million and Ps. 8 million in 2003 and 2002, respectively.

III. FINANCIAL CONDITION - ABSENCE OF LIQUIDITY

      The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2003, the Company incurred consolidated losses of Ps. 2,362 million (Ps. 806 million in 2002); (b) in September, 2003, the sale of Seminis, a subsidiary that represented 70% of the consolidated assets and income as of that date, was completed; and (c) there is an impairment in cash flow generation, which could eventually force the Company to liquidate the rest of its assets. In addition, excluding Seminis, the Company incurred a loss from continuing operations of Ps. 198 million in 2003 (Ps. 1,691 million in 2002). These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

      Over the past few years, Bionova has provided funds for its operations from the sale of its assets. The Company is reviewing the operations of its fresh produce business and is considering transactions that would provide working capital to finance the continued operations of the fresh produce business. There are no assurances that the Company will be successful in completing a transaction to obtain financing for the fresh produce business, and if the Company is unsuccessful in completing a transaction prior to the end of this year, it may not have sufficient working capital to continue to conduct this business.

IV. BIONOVA - RECENT CORPORATE DEVELOPMENTS

A.  PRIVATIZATION OF BIONOVA

      On March 29, 2004, Bionova completed a financial restructuring of its inter-company indebtedness that resulted in Bionova becoming a private company and a wholly-owned subsidiary of Savia. As part of this transaction, Ps.26.9 million of the principal amount of Bionova's debt to Savia was converted into common shares of Bionova, and the remaining indebtedness of Bionova and its subsidiaries to Savia was forgiven. The public stockholders of Bionova received $0.09 for each share of Bionova's common stock. As a result of the transaction, Bionova became a wholly-owned subsidiary of Savia, and its requirements to file public reports in accordance with U.S. securities laws was terminated.


B.  2003 YEAR-END FINANCIAL POSITION

      As of December 31, 2003, Bionova was in a position of technical insolvency, as its current assets of Ps.404.3 million were significantly less than its current liabilities of Ps.1,416.8 million. The Company's fresh produce subsidiaries owed Ps.38.1 million in short-term debt to banks, all of which is secured by assets of the fresh produce subsidiaries and guaranteed by Bionova and Savia. As of December 31, 2003, Bionova and its subsidiaries were also indebted to Savia in a total amount of Ps.1,149.1 million. As a part of the financial restructuring of Bionova completed in March 2004, all of the Ps.1,149.1 million indebtedness owed to Savia was either exchanged for equity or forgiven. As of March 31, 2004, the only indebtedness of Bionova was obligations to suppliers and borrowings under its bank agreements.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable.

ITEM 3. KEY INFORMATION

A.  SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data of the Company and its subsidiaries. Savia is a holding company and operates principally through its wholly-owned subsidiaries, Bionova and Omega. This data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Annual Report. Unless otherwise indicated, dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.1998 to $1.00, the effective exchange rate on December 31, 2003, as published by Banco de Mexico. As of June 18, 2004, as published by Banco de Mexico, the effective exchange rate was Ps.
11.3523 to $1.00.

      The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 16 to the Consolidated Financial Statements provides a summary description of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to GAAP of net income and total stockholders' equity. The financial information is derived from the Company's audited Consolidated Financial Statements, restated in constant pesos as of December 31, 2003. The Mexican Institute of Certified Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting methodology employed by companies preparing their financial statements in accordance with Mexican GAAP. Inflation adjusted accounting is mandatory for all Mexican companies. Bulletin B-10 requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The effect of these inflation adjusting principles has not been reversed in the reconciliation to U.S. GAAP.

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

      Bulletin B-15 stipulates guidelines for the translation of the financial statements of foreign subsidiaries on the following basis: (i) the figures of such subsidiaries are restated by applying the general inflation index of the country of origin and are translated to Mexican pesos at the rates of exchange prevailing at the latest balance sheet date; (ii) when an investment in a foreign subsidiary has been designated as an economic hedge of a foreign currency liability, any exchange differences arising from such liability should be recorded directly in stockholders' equity; (iii) the gain on monetary position arising from hedged liabilities is calculated based on the general inflation index of the country of origin of the foreign subsidiary and is included in income as a part of the comprehensive financing cost; and (iv) the net difference resulting from the translation of the financial statements of foreign subsidiaries is included in stockholders' equity under the caption "Effects of Translation of Foreign Subsidiaries."

      Major Dispositions

      In February 2000, the Company sold 49% of its interest in SCA and on June 22, 2001 the Company sold its remaining interest in SCA. In May 2001, the Company completed the sale of its packaging businesses. Finally, on September 29, 2003, the Company completed the sale of all of its interest in Seminis. In accordance with Mexican GAAP, the Company's Consolidated Financial Statements are restated to reflect the net assets and results of operations of each of these sold businesses as discontinued operations.


                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
SELECTED FINANCIAL DATA                        1999           2000           2001           2002           2003             2003
                                               ----           ----           ----           ----           ----             ----
                                             (MILLIONS OF CONSTANT DECEMBER 31, 2003 PESOS, EXCEPT SHARES AND PER     (U.S. DOLLARS
                                                                         SHARES DATA)                                IN MILLIONS)(1)
INCOME STATEMENT DATA:
MEXICAN GAAP:
Net sales                                      3,781.2       3,721.2         2,919.1       2,024.0        1,459.0           130.3
Cost of sales                                  3,455.4       3,138.2         2,440.2       1,694.0        1,221.0           109.0
                                               -------       -------         -------       -------        -------           -----
Gross margin                                     325.8         583.0           478.9         330.0          238.0            21.3

Operating expenses                             1,338.2       1,339.9           990.8         641.0          463.0            41.3
                                               -------       -------           -----         -----          -----            ----
Operating loss                                (1,012.4)       (756.9)         (511.9)       (311.0)        (225.0)          (20.1)
                                              --------        ------          ------        ------         ------           -----

Severance and other termination costs                           22.7           272.2


Comprehensive financing cost:
Financial expenses               (2)          (1,339.1)     (1,184.4)         (415.0)        (46.0)         (23.0)           (2.1)
Financial income                 (3)             394.0         383.3           168.2          68.0           69.0             6.2
Exchange (loss) gain, net        (4)             609.5         140.8           (95.3)        216.0          130.0            11.6
(Loss) gain on monetary position (5)             296.9         197.4            85.0         (54.0)         (10.0)           (0.9)
                                                 -----         -----            ----         -----          -----            ----
                                                 (38.7)       (396.9)         (257.1)        184.0          166.0            14.8
                                                 -----        ------          ------         -----          -----            ----


Other (expenses), net            (6)            (350.6)       (546.5)         (793.9)     (1,499.0)         230.0            20.5
                                                ------        ------          ------      --------          -----            ----
Loss from continuing operations before
provisions                                    (1,401.9)     (1,723.0)       (1,835.1)     (1,626.0)         171.0            15.3
                                              --------      --------        --------      --------          -----            ----

Provisions for:
Income tax and asset tax                          66.2        (912.8)         (130.0)        (65.0)        (369.0)          (32.9)

Employees' profit sharing                         (0.1)         (2.3)           (0.1)
                                                  ----          ----            ----
                                                  66.1        (915.1)         (130.1)        (65.0)        (369.0)          (32.9)
                                                  ----        ------          ------         -----         ------           -----

Loss from continuing operations before
extraordinary items                           (1,335.8)     (2,638.1)       (1,965.2)     (1,691.0)        (198.0)          (17.7)

Other extraordinary items
                                              --------      --------        --------      --------         ------           -----
Loss from continuing operations               (1,335.8)     (2,638.1)       (1,965.2)     (1,691.0)        (198.0)          (17.7)


Discontinued operations, net of income tax
and employees' profit sharing:
Net loss from discontinued operations           (102.9)     (1,573.2)       (3,065.1)        951.0         (466.0)          (41.6)
Gain (loss) on sale of subsidiaries                           (736.1)          771.9                     (1,889.0)         (168.7)
                                                ------        ------           -----         -----       --------          ------
                                                (102.9)     (2,309.3)       (2,293.2)        951.0       (2,355.0)         (210.3)
                                                ------      --------        --------         -----       --------          ------

Consolidated loss                             (1,438.7)     (4,947.4)       (4,258.4)       (740.0)      (2,553.0)         (227.9)
                                              --------      --------        --------        ------       --------          ------

Minority interest in:
Continuing operations                              3.6         858.0           405.7          48.0           20.0             1.8
Discontinued operations          (7)             (68.8)        533.2           675.5        (114.0)         171.0            15.3
                                                 -----         -----           -----        ------          -----            ----
                                                 (65.2)      1,391.2         1,081.2         (66.0)         191.0            17.1
                                                 -----       -------         -------         -----          -----            ----

Net loss corresponding to majority
interest                                      (1,503.9)     (3,556.2)       (3,177.3)       (806.0)      (2,362.0)         (210.9)
                                              ========      ========        ========        ======       ========          ======

                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
SELECTED FINANCIAL DATA                           1999          2000           2001           2002           2003           2003
                                                  ----          ----           ----           ----           ----           ----
                                             (MILLIONS OF CONSTANT DECEMBER 31, 2003 PESOS, EXCEPT SHARES AND PER     (U.S. DOLLARS
                                                                         SHARES DATA)                                IN MILLIONS)(1)
Loss per share applicable to majority
interest, in Mexican pesos:
Continuing operations                              (2.84)        (3.79)        (3.37)        (3.54)        (0.38)        (0.03)
Discontinued operations                            (0.37)        (3.79)        (3.50)         1.80         (4.66)        (0.42)
                                                   -----         -----         -----          ----         -----         -----
Net loss per share                                 (3.21)        (7.58)        (6.87)        (1.74)        (5.04)        (0.45)
                                                   =====         =====         =====         =====         =====         =====

Weighted average number of common shares
outstanding                        (8)        468,889.1     469,202.1     462,634.2     463,752.0      469,626.7

INCOME STATEMENT DATA :
U.S. GAAP:
Loss from continuing operations                  (727.0)     (4,323.5)     (3,279.0)     (2,501.0)       (427.0)        (38.1)
Income from discontinued operations               205.9       5,898.7       4,046.0       1,860.0      (2,822.0)       (251.9)
Net income (loss)                                 521.1       1,575.2         767.0        (641.0)     (3,249.0)       (290.0)

Basic and diluted earnings per share from:
Continuing operations                              (1.5)         (9.2)         (7.1)         (5.4)         (0.9)         (0.1)
Discontinued operations                             0.4          12.5           8.7           4.0          (6.0)         (0.5)


BALANCE SHEET DATA (AT END OF PERIOD):
Mexican GAAP:
Assets
Current assets from continuing operations       4,082.0       3,541.0       2,819.1       2,432.0       2,440.0         217.9
Current assets from discontinued
operations
                                     (9)       38,171.8      41,349.2       5,319.7       5,478.0           0.0           0.0
Property, plant and equipment, net              1,462.7       1,409.1       1,175.0       1,065.0         884.0          78.9
Non current assets from discontinued
operations
                                     (9)       26,780.4      24,211.3       6,832.2       6,377.0           0.0           0.0
Other assets                                    3,995.1       3,116.9       1,469.2         220.0         151.0          13.5
                                                -------       -------       -------         -----         -----          ----

Total assets                                   74,492.0      73,627.5      17,615.3      15,572.0       3,475.0         310.3

Goodwill                                        1,266.0         650.7          10.9           0.0           0.0           0.0

Total assets                                   74,492.0      73,627.5      17,615.3      15,572.0       3,475.0         310.3
                                               ========      ========      ========      ========       =======         =====


Liabilities and Stockholders' Equity
Short-term debt                                 1,469.0       6,364.5         976.1       1,002.0          38.0           3.4
Current liabilities from
Discontinued
operations                           (9)       25,157.2      31,795.0       5,192.3       4,651.0           0.0           0.0
Long-term debt                                  7,639.7         363.8           6.5           5.0          10.0           0.9
Long-term liabilities from discontinued
operations
                                     (9)       10,728.6       9,771.5         392.0         332.0           0.0           0.0

Capital stock                                   1,663.0       1,663.0       1,663.0       1,663.0       1,663.0         148.5
Majority stockholders 'equity                  20,112.3      14,378.3       9,058.4       7,968.0       2,803.0         250.3
Minority stockholders' equity                   6,266.2       8,854.9         776.9       1,028.0        (249.0)        (22.2)
                                                -------       -------         -----       -------        ------         -----
Total stockholders' equity                     26,378.5      23,233.2       9,835.3       8,996.0       2,554.0         228.0
                                               --------      --------       -------       -------       -------         -----

U.S. GAAP:
Total assets                                   40.465.1      31,774.3      15,176.5      14,995.0       4,046.0        361.2
Total stockholders' equity                     11.288.3       7,970.0       8,367.9       8,140.0       2,554.0        228.0

-------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.1998 per U.S. $1.00, the exchange rate in effect on December 31, 2003, as published by Banco de Mexico.

(2)   Consists primarily of interest expense on borrowed funds.

(3) Includes interest and dividends earned on cash, temporary investments and loans to related companies, appreciation or depreciation of marketable securities.

(4) Assets and liabilities denominated in foreign currencies are stated in pesos at the closing rate of exchange. Exchange differences are recorded in results of operations.

(5) The gain on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary assets or liabilities during the period.

(6) Other income (expenses) - net included amortization of goodwill of Ps.103, Ps. 155, Ps. 652, Ps. 17, and Ps. 1 in 1999, 2000, 2001, 2002 and 2003,
      respectively.

(7) Loss from discontinued operations include the following results of operations:

      1999: 12 months of our packaging segment, 10 months of our insurance segment and 12 months of our seeds segment
      2000: The entire year of our packaging, insurance and seeds segment
      2001: 4 months of our packaging segment, 6 months of our insurance segment and 12 months of our seeds segment
      2002: Cancellation of reserve related to the divestiture of Empaq's subsidiaries and 12 months of our seeds segment
      2003: 9 months of our seeds segment

(8) Net income per share is based on the weighted average number of shares outstanding during each period.

(9) Assets and liabilities from discontinued operations of the following business divestitures:

      1999: Balances of our packaging, insurance and seeds segments 2000: Balances of our packaging, insurance and seeds segments 2001: Balances of our seeds segment
      2002: Balances of our seeds segment

B. CAPITALIZATION AND INDEBTEDNESS

      Not Applicable.

C. REASON FOR THE OFFER AND USE OF PROCEEDS

      Not Applicable.

D. RISK FACTORS

      Our business operations and financial condition are subject to various risks. This section is a summary of certain material factors that may affect our business. There are no assurances that the Company will be successful in completing a transaction to obtain financial resources. If the Company is unsuccessful in completing a transaction prior to the end of this year, it may not have sufficient working capital to conduct its businesses.

SAVIA

GOING CONCERN

      The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2003, the Company incurred consolidated losses of Ps. 2,362 million (Ps. 806 million in 2002); (b) in September, 2003, the sale of Seminis, a subsidiary that represented 70% of the consolidated assets and sales as of that date, was completed; and (c) there is an impairment in cash flow generation, which could eventually force the Company to liquidate the rest of its assets. In addition, excluding Seminis, the Company incurred a loss from continuing operations of Ps. 198 million in 2003 (Ps. 1,691 million in 2002). These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

      Over the past few years, Bionova has provided funds for its operations from the sale of assets. The Company is reviewing the operations of its fresh produce business and is considering transactions that would provide working capital to finance the continued operations of the fresh produce businesses. There are no assurances that the Company will be successful in completing a transaction to obtain financing for the fresh produce business, and if the Company is unsuccessful in completing a transaction prior to the end of the year, it may not have sufficient working capital to continue to conduct this business.

HOLDING COMPANY; PROHIBITION ON DIVIDENDS AND DISTRIBUTIONS FROM SUBSIDIARIES

      Savia is a holding company and its only material assets are its equity interests in its wholly-owned subsidiaries, Bionova and Omega. As a holding company, the Company has no source of income or cash flow other than dividends and distributions from its subsidiaries.

      Bionova has incurred operating losses since its formation in 1996, and Omega generates modest operating profits. In addition, Bionova has over the past few years utilized proceeds from the sale of assets to finance its working capital requirements, and Omega utilizes any positive cash flow to finance its business of improving raw land for sale to developers of residential homes. Therefore, the Company does not receive any dividends from its subsidiaries.

TAX RISK

      There is no assurance that the Mexican tax authorities will not review previous tax returns filed or tax returns that will be filed in future periods. (See Note 13 to the Consolidated Financial Statements).

EXCHANGE RATE RISK

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

YEAR ENDED
DECEMBER 31, 2003                                          FREE MARKET RATE(1)
-----------------                  -----------------------------------------------------------------
                                    Period End         Average(2)            High                Low
                                    ----------         ----------            ----                ---
1999                                   9.499              9.557             10.154              9.245
2000                                   9.599              9.468              9.824              9.199
2001                                   9.169              9.335              9.683              9.090
2002                                  10.361              9.741             10.361              9.024
2003                                  11.199              10.817            11.338             10.320
January 2004                          11.084             10.925             11.237             10.817
February 2004                         11.072             11.012             11.131             10.906
March 2004                            11.210             11.004             11.154             10.933
April 2004                            11.407             11.263             11.343             11.160
May 2004                              11.413             11.512             11.633             11.389
June 2004                             11.352             11.400             11.485             11.331

----------
(1)   Source: Banco de Mexico.

(2)   Average of month-end rates.

      In 1999, the peso strengthened to Ps. 9.50 per dollar at December 31, 1999. In 2000, the peso maintained its relative parity with the dollar and traded at Ps. 9.60 per dollar on December 31, 2000. During 2001, the peso strengthened, to Ps. 9.17 per dollar, a 4.48% increase as compared to the value of the peso in 2000 generally reflecting the political conditions in Mexico. During the first quarter of 2002, the peso remained strong, but the depreciation of the dollar in comparison to the euro, the weakness of the U.S. economy and uncertainty about the U.S. conflict with Iraq negatively effected the value of the peso, commencing a 13.0% depreciation process that resulted in a rate of Ps.
10.361 per dollar at year end. This trend, together with a general weakening of Mexico's economy, continued during 2003, and the peso depreciated 13% in 2003. As of June 18, 2004 the exchange rate was 11.3523.

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

      The declaration, amount and payment of dividends are determined by majority vote of the holders of A Shares at the annual ordinary stockholders' meeting, generally on the recommendation of the Board of Directors, and depends on the Company's results of operations, financial condition, cash requirements, the ability of the Company's subsidiaries to pay cash dividends to the Company, future prospects and other factors deemed relevant by the holders of the A Shares. The Company has not paid cash dividends for more than five years other than an extraordinary cash dividend paid from the proceeds of the sale of the Company's interest in Seminis.

      Based upon the financial condition of the Company, the Company does not intend to pay any dividends.

RISKS OF DOING BUSINESS IN MEXICO - OMEGA

      Omega, which represents 12% of Savia's revenues in 2003, operates solely in Mexico. Bionova, a U.S. company, comprises approximately 76% of Savia's revenues in 2003, and distributes fresh produce grown in Mexico. For the year ended December 31, 2003, Savia had 23% of total sales in pesos and the remaining 77% in foreign currencies.

      Mexico has experienced political changes and economic fluctuations in recent years. This instability affects Mexico's business and investment climate. As a Mexican company, the political and economic environment in Mexico has a significant impact on the Savia's financial condition. The success of our real estate business is significantly affected by general economic conditions in the Monterrey area as well as the availability of Mexican financial markets to provide mortgage financing of the properties we develop.

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

BIONOVA

RISKS RELATING TO BIONOVA'S FINANCIAL CONDITION

Insufficient cash to maintain operations during the upcoming months.

      Bionova's fresh produce business requires cash to harvest crops that have been planted and to make advances to growers for crops to be planted in the next season. Its fresh produce business does not have cash reserves, so it depends on continued sales revenues and bank loans to generate the required cash to support these needs. If sales revenues are below projected levels during 2004 (which might be caused by low production volumes, lower than forecast customer demand for the Company's vine sweet mini pepper, or low commodity prices), or if the lender to the distribution companies does not continue to provide financing, the produce business will not have sufficient cash to maintain its operations. In that event, the produce business would be required to curtail or suspend its operations and to make other expense reductions.

Continued losses and deficits in the future.

      Bionova has sustained losses in every year of its existence from 1996 through 2003. As of December 31, 2003, its accumulated deficit was $221.3 million. For the year ended December 31, 2003, Bionova had a net loss of $11.3 million. The factors that caused these losses, including factors described in this section, may continue to limit its ability to make a profit in the future.

Necessary financing to maintain business operations.

      Bionova will need additional capital to meet its growth objectives and working capital requirements. Its projected cash flows from operations and existing capital resources, including its existing credit lines, may not be sufficient. Therefore, Bionova's ability to pursue these objectives may depend on its ability to obtain additional capital, which could cause Bionova to incur additional debt, issue equity securities, or other forms of participation in its business. Bionova cannot assure you that additional capital will be available on satisfactory terms, if at all, and, as a result, Bionova may be restricted in its ability to maintain operations of the fresh produce business.

RISKS RELATING TO BIONOVA'S FARMING AND DISTRIBUTION BUSINESS

Bad weather and crop disease can affect the amount of produce we can grow, which can decrease our revenues and profitability.

      Weather conditions greatly affect the amount of fresh produce we bring to market, and, accordingly, the prices we receive for our produce. Storms, frosts, droughts, and particularly floods, can destroy a crop, and less severe weather conditions, such as excess precipitation, cold weather and heat, can kill or damage significant portions of a crop. Crop disease and pestilence can be unpredictable and can have a devastating effect on our crops, rendering them unsalable and resulting in the loss of all or a portion of the crop for that harvest season. Even when only a portion of our crops is damaged, the profits we could have made on the crop will be severely affected because the costs to plant and cultivate the entire crop will have been incurred although we may experience low yields or may only be able to sell a portion of our crop.

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

      The Mexican farm work force is unionized. If the union attempts to disrupt production and is successful on a large scale, labor costs will likely increase and work stoppages may be encountered, which would be particularly damaging in our industry where harvesting crops at peak times and getting them to market on a timely basis is critical. The majority of fresh produce is shipped by truck. In the United States and in Mexico, the trucking industry is largely unionized and therefore susceptible to labor disturbances. As a result, delivery delays caused by labor disturbances in the trucking industry or for any other reason could limit our ability to get fresh produce to market before it spoils.

Reliance on leases and production associations could result in increased costs, which could adversely affect Bionova's financial results.

      Bionova relies on agricultural land leased from others, production associations with other growers, and contract production with third party growers for a large part of its supply. The average term of the land leases is two years and we expect to renew most of these land leases as they expire. If the other parties to these leases were to choose not to renew their agreements with Bionova, Bionova would be required to locate alternate sources of supply and/or land or, in some cases, to pay increased rents for land. In addition to increased rental rates, increases in land costs could result from increases in water charges, property taxes and related expenses. Production associations and contract production with third party growers are generally arranged three to six months prior to each growing season. The provisions of the contracts with these growers may change from year to year, which can affect the amount of supply, the prices of the produce, and the cost and profit sharing arrangements among the parties. If these other growers choose not to renew their contracts, Bionova would be required to locate alternate sources of supply, which may or may not be available.

Legal limitations could affect Bionova's ownership of rural land in Mexico, which could decrease its supply of produce causing a decrease in its revenues and profitability.

      Bionova owns a substantial amount of rural land in Mexico, which it uses to grow fresh fruits and vegetables. Historically, the ownership of rural land in Mexico has been subject to legal limitations and claims by residents of rural communities, which in some cases could lead to the owner being forced to surrender its land. Bionova has been involved in land dispute proceedings as part of its ordinary course of business. Bionova has never lost any money in these land disputes, but if Bionova were ever required to surrender any of its land, the volume of fresh fruits and vegetables it produces would decline and adversely affect our profitability.

RISKS RELATING TO BIONOVA'S INTERNATIONAL OPERATIONS

Currency fluctuations and inflation can increase the cost of Bionova's products in the United States and abroad, which decreases its revenues and profitability.

      The value of the Mexican peso relative to the dollar has significantly weakened over the past three years with respect to the dollar, and history has demonstrated that the currency exchange rates of the peso per dollar can be highly volatile. For example, in December 1994, the Mexican government announced its intention to float the Mexican peso against the United States dollar and, as a result, the peso devalued over 40% relative to the dollar during that month. Exchange rate fluctuations impact Bionova's subsidiaries' businesses. If the value of the peso decreases relative to the value of the dollar, then (i) imports of produce into Mexico for distribution become more expensive in peso terms and therefore more difficult to sell in the Mexican market and (ii) inflation that generally accompanies reductions in the value of the peso reduces the purchasing power of Mexican consumers, which reduces the demand for all products including produce and, in particular, imported, branded or other premium-quality produce. Conversely, if the value of the peso increases relative to the value of the dollar, Mexican production costs increase in dollar terms, which results in lower margins or higher prices with respect to produce grown in Mexico and sold in the United States and Canada.

Volatile interest rates in Mexico can increase Bionova's capital costs.

      Historically, interest rates in Mexico have been volatile, particularly in times of economic unrest and uncertainty. High interest rates restrict the availability and raise the cost of capital for Bionova's Mexican subsidiaries and for growers and other Mexican parties with whom we do business, both for loans denominated in pesos and for loans denominated in dollars. Costs of operations for Bionova's Mexican subsidiaries are higher as a result.

Trade disputes between the United States and Mexico can result in tariffs, quotas and bans on imports, including our products, which can hurt our financial condition.

      Despite the enactment of the North American Free Trade Agreement, Mexico and the United States from time to time are involved in trade disputes. The United States has, on occasion, imposed tariffs, quotas, and importation bans on products produced in Mexico. U.S. tomato growers have brought dumping claims against Mexican tomato growers and may do so again. Because some of Bionova's subsidiaries produce products in Mexico, which it sells in the United States, such actions, if taken, could adversely affect its business.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

      Savia, S.A. de C.V. was incorporated in 1971, and is organized under the laws of Mexico. The Company's principal office is located at Rio Sena 500 Pte. Colonia del Valle, San Pedro Garza Garcia, N.L., C.P. 66220, Mexico. Its telephone number is (52-81) 8173-5500 and its internet address is http://www.savia.com.mx. The Company is a holding company and as of December 31, 2003, its two principal subsidiaries, which represent virtually all of its revenues and assets, were Bionova and Omega. As a holding company, the Company has no source of income or cash flow other than dividends, distributions from its subsidiaries and income received from the divestiture of the Company's fixed assets or net investments. Savia's principal subsidiaries focus on growing fresh produce in Mexico and exporting it to the United States and Canada, and developing raw land for residential use. Omega is a wholly owned subsidiary and, on March 29, 2004, Bionova became a wholly owned subsidiary as a result of the financial restructuring of Bionova.

      On September 29, 2003, Savia completed the sale of all of its interest in Seminis. In 2001, the Company completed the sale of its packaging businesses and its remaining interest in SCA. (See Note 13 to the Consolidated Financial Statements with respect to certain tax matters relating to sales in 2001.) The sales of these businesses were part of a debt restructuring program as a result of significant net cash outflows and operating losses. The net proceeds from the sales of each business in 2001 were used to repay indebtedness, and of the net proceeds from the sale of Seminis, $15 million (together with the proceeds from a sale of Savia shares and a note receivable) was used to repay all the remaining indebtedness of the Company (other than indebtedness of Bionova) and $251 million was distributed as a cash dividend to its shareholders. (See Note 3 to the Consolidated Financial Statements). The Company's financial statements have been restated to reflect the net assets and results of operations of each of Seminis, the packaging businesses and SCA as discontinued operations.

      As of December 2003, the Company operates its fresh produce business through its subsidiaries in the U.S. and Canada and its real estate business through its subsidiaries in Mexico. Bionova, with its corporate offices in California, grows fresh produce in Mexico and distributes and markets fresh produce in the United States and Canada. Omega develops and sells land for high income residential communities in the metropolitan area of Monterrey, N.L., Mexico.

      The following tables set forth certain consolidated and segment financial information of Savia prepared in accordance with Mexican GAAP:

CONSOLIDATED:

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                           2001                   2002                   2003
                                          ------                 ------                  -----
                                            (MILLIONS OF CONSTANT DECEMBER 31, 2003 PESOS)
Net Sales (1)                              2,919                  2,024                  1,459
Operating Loss (1)                          (512)                  (311)                  (225)
Total Assets                              17,615                 15,572                  3,475
Total Liabilities                          7,780                  6,576                    921
Total Stockholders' Equity                 9,835                  8,996                  2,554
Total Majority Interest                    9,058                  7,968                  2,803

SEGMENT:

                                       FOR THE YEARS ENDED DECEMBER 31,
                      ---------------------------------------------------------------
                      2002        2003        2002        2003      2002         2003
                      ----        ----        ----        ----      ----         ----
                        FRESH PRODUCE           REAL ESTATE         OTHER BUSINESSES(2)
                      ----------------        ----------------      -----------------
                               (MILLIONS OF CONSTANT DECEMBER 31, 2003 PESOS)
Net Sales (1)         2,422       1,113         205        181        308         165
Operating (Loss)
Income (1)             (105)        (71)          8         23       (214)       (177)

----------
(1) Does not include operating results of SCA, packaging businesses and Seminis, which are treated as discontinued operations.

(2) Includes Agromod, a direct subsidiary of Savia, an agricultural company engaged in the business of growing papaya and other agricultural products in Southern Mexico, which is presented as "Other Agrobusinesses" in the Company's Consolidated Financial Statements. (See Note 12 to the Company's Consolidated Financial Statements.)

B. BUSINESS OVERVIEW

COMPANY REVENUES BY GEOGRAPHIC REGION

      Revenue information on the Company's operations by geographic area as of and for the years ended December 31, 2001, 2002 and 2003 is summarized below:

                             FRESH PRODUCE         REAL ESTATE      OTHER BUSINESSES (1)               CONSOLIDATED
                             -------------         -----------      --------------------               ------------
2001
Mexico                          Ps. 1,018            Ps. 186               Ps. 311                       Ps. 1,515
United States                         901                                                                      901
Canada                                503                                                                      503
    Total                       Ps. 2,422            Ps. 186               Ps. 311                       Ps. 2,919
                                =========            =======               =======                       =========
2002
Mexico                          Ps.   113            Ps. 205               Ps. 308                       Ps.   626
United States                         762                                                                      762
Canada                                636                                                                      636
    Total                       Ps. 1,511            Ps. 205               Ps. 308                       Ps. 2,024
                                =========            =======               =======                       =========
2003
Mexico                          Ps.    44            Ps. 181               Ps. 165                       Ps.   390
United States                         380                                                                      380
Canada                                689                                                                      689
    Total                       Ps. 1,113            Ps. 181               Ps. 165                       Ps. 1,459
                                =========            =======               =======                       =========

----------
(1) Includes Agromod, which is presented as "Other Agrobusinesses" in the Company's Consolidated Financial Statements. (See Note 12 to the Company's Consolidated Financial Statements).

FRESH PRODUCE BUSINESS

BIONOVA

Corporate Structure

      Bionova Holding Corporation, a Delaware corporation, was formed in January 1996, and acts as a holding company for (i) Agrobionova, S.A. de C.V., a corporation organized under the laws of Mexico, of which the Company owns 98.6% ("ABSA"), (ii) International Produce Holding Company, a Delaware corporation, of which the Company owns 100% ("IPHC"), (iii) DNAP and (iv) VPP Corporation, a Delaware corporation, of which the Company owns 100% ("VPP").

      ABSA engages in the business of growing fresh fruits and vegetables, primarily tomatoes and peppers, in Mexico, and exporting fresh produce to the United States and other markets. In recent years, ABSA has been concentrating on the production and marketing of proprietary products, such as its patented vine sweet mini pepper, that offer the potential to generate higher margins as compared with commodity fresh produce items. IPHC is a holding company whose subsidiaries are in the business of marketing and distributing fresh produce primarily in the United States and Canada, including fruits and vegetables produced by ABSA. DNAP and VPP were agribusiness biotechnology companies, concentrating on the development of fruits and vegetables and related intellectual properties until the Company closed these research and development businesses in June 2002.

ABSA

      ABSA is a leading grower of fresh produce in Mexico, primarily tomatoes and peppers, and, to a lesser extent, cucumbers, grapes and other fruits and vegetables. Most of ABSA's farming operations are located in the Mexican states of Sinaloa, Sonora and Baja California. Advanced technology is used to ensure consistent quality and yields, including special hybrid varieties, integrated pest management control, and computerized drip irrigation. ABSA's produce is distributed in the United States, Mexico and Canada under the "Master's Touch" and "Showcase" brands as well as other labels, depending on produce grades.

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

      In 2003, approximately 43% of ABSA's supply came from land owned or leased by ABSA. ABSA owns approximately 2,149 acres in Sinaloa, Sonora and Baja California Sur, Michoacan and several other states in Mexico. ABSA leases approximately 1,490 acres in Baja California Sur. During 2002, 34% of production supplied by ABSA was sourced through production associations with growers and through distribution contracts.

      The principle fresh produce sold by ABSA include vine sweet mini peppers and other peppers, tomatoes, cucumbers, grapes and other vegetables. The Company, in 2003 reflecting the difficult financial condition of its fresh produce business significantly reduced its program of providing advances to growers of produce for distribution by the Company, and most of Bionova's sales are produce from fields it either owns or leases.

      Bionova's marketing and distribution activities are carried out by both national and regional distributors. The Company's national distributors in the United States are Bionova Produce, Inc., R.B. Packing of California, Inc. and Bionova Produce of Texas, Inc., each of which is a wholly-owned subsidiary of IPHC, and are referred to collectively as "Bionova Produce." The Company's regional distributors are Premier Fruits and Vegetables BBL, Inc. in Montreal, Quebec ("Premier") and Premier Fruits and Vegetables (USA), Inc. in Philadelphia, Pennsylvania.

      National Distributors

      Bionova Produce, Inc., Bionova Produce of Texas, Inc. and R.B. Packing of California, Inc. collectively had revenues of $29.6 million in 2003. The majority of these sales were made by Bionova Produce, Inc., which is located in Nogales, Arizona, a major point of entry for Mexican produce into the United States, and the majority of the produce distributed by Bionova Produce, Inc. is provided by ABSA (including produce grown by ABSA and produce grown by growers with whom ABSA enters into production association contracts). Costco Wholesale accounted for more than 35% of Bionova Produce,

Inc.'s sales in 2002. In 2003, Bionova Produce, Inc.'s sales were 58% to supermarkets, 25% to wholesalers and 14% to brokers and 3% to others. Its main selling season is December through May.

      R.B. Packing of California, Inc. is located in San Diego, California and the majority of the produce it distributes is grown in California and the Mexican states of Baja California and Baja California Sur. In 2003, its sales were 48% to supermarkets, 37% to wholesalers, and 7% to brokers and 8% to others. Its main selling season is July through November. Bionova Produce of Texas, Inc. is a distributor located in McAllen, Texas that distributes produce grown in Mexico and currently is concentrating on the importation and distribution of papaya, melons and hothouse tomatoes.

      Regional Distributors

      Premier Fruits & Vegetables BBL, Inc. is an 80%-owned subsidiary of IPHC, had revenues of $61.8 million in 2003. Premier distributes produce throughout eastern Canada, and its sales were approximately 64% to supermarkets and 36% to independent retailers, wholesalers and brokers in 2003.

      Premier Fruits and Vegetables (USA), Inc., an 80%-owned subsidiary of IPHC, was formed in February, 2000 to market tomatoes and other vegetables, including the Company's branded line of cherry tomatoes and peppers, in the eastern United States. Premier Fruits and Vegetables (USA), Inc. sources its products through and operates under the direction of Premier in Canada.

PROPRIETARY PROTECTION

      The Company uses trade secret protection for certain of IPHC's distribution companies which market produce under the Master's Touch and Showcase brand names. ABSA and Bionova Produce, Inc. have registered the Master's Touch name as a trademark in Mexico and the United States, respectively. Bionova Mexico has registered the Master's Touch name as a trademark in the Benelux countries, the European Union, Canada, Hong Kong, Indonesia, South Korea, Japan, Sweden and the United Kingdom.

      DNAP holds a U.S. patent and patents in a number of foreign countries on its vine sweet mini pepper. In 2002 DNAP extended to Seminis a non-exclusive license to produce on a worldwide basis, and an exclusive license to sell the vine sweet mini pepper in Europe and Asia.

COMPETITION

      Though the fresh produce industry in general, and the tomato industry in particular, are characterized by numerous competitors and low barriers to entry at the production level, Bionova believes that a small group of participants distributes a substantial portion of the tomatoes sold in the United States. In the United States, Bionova competes directly with the larger tomato and pepper growers in Florida during the winter, and in California in the summer and fall. Both the Mexican and the tomato industries are characterized by numerous competitors. Major Florida growers include Six L's, DiMare, Pacific Tomatoes Growers and NTGargiulo. The major growers in California include DiMare, NTGargiulo, Live Oak, Pacific Tomatoes Growers, Ocean Side, Giumarra Brothers, and Central Tomato.

EMPLOYEES

      Bionova and its subsidiaries have a total of 2,450 employees.

      Other than approximately 30 full-time employees or ABSA, all of its other services are performed by temporary workers, most of whom are hired during the harvesting season January - April.

REAL ESTATE BUSINESS

OMEGA

Raw Land Development

      Omega is a wholly owned subsidiary of Savia. Omega is involved in the development of real estate in the metropolitan area of Monterrey Nuevo Leon, Mexico. Omega's business consists of buying raw land and developing the land (by constructing roads, installing water, gas and other utilities) and selling the developed lots to customers for construction of residential homes.

      In 1992, Omega acquired 820.5 hectares of land in an attractively situated suburban area of Monterrey ("Sierra Alta Property") which the Company believes will likely be an area for future expansion of Monterrey. Omega intends to develop this property for residential housing and community services over a period of five years, and therefore, annual capital expenditures related to the property are not expected to be material. Commencing in 2000, Omega began selling lots in this development and has sold 336 developed lots through December 31, 2003. Currently Omega is in the third stage of developing the Sierra Alta Property, which consists of an area of 32 hectares.

      Omega has been developing other properties in Monterrey which enabled the Company to gain prominence as a successful real estate developer. In 1997, Omega developed 350 lots for low income housing; in 1998, Omega developed 59 lots for middle income housing; and in 1999, Omega completed a parcel of 42 lots and a parcel of 37 lots in Rincon del Country.

      The Company believes that the retail price of new construction of residential homes is significantly greater than prices in the resale home market.

MEXICAN GOVERNMENTAL AND ECONOMIC FACTORS

LONG-TERM PERSPECTIVE

      In the past 20 years, the Mexican economy has undergone a significant structural transformation. The Mexican economy has been transformed from one of the most closed economies in the world to one of the most opened. In order to achieve this change, the government has followed two clearly defined approaches: stable management of economic policy and some structural reforms. This reform includes an aggressive deregulation program that has reduced the role of the public sector in the Mexican economy and entering into free trade agreements with several nations.

      Additionally, Mexican authorities have applied fiscal and monetary policies in order to assure macroeconomic stability. During President Zedillo's administration, policy-maker's efforts were successful in securing a prompt recovery of the Mexican economy after the 1995 financial crisis, and in distinguishing Mexico from other emerging markets as one of the most open economies. Transition to President Fox's administration happened without major economic adjustments and economic stability has been reinforced. Till date, the most important goal of the Federal Government has been to strengthen the Mexican economy, in order to avoid any economic crisis and to achieve a marked improvement in the standard of living of the Mexican population. The Mexican Government's commitment to strict fiscal and monetary policies continues to play an important role in the NAFTA capital inflows and direct foreign investment.

ECONOMIC POLICY

      The Mexican Government has pursued the goals of balancing the budget and gradually reducing public debt as a percentage of Gross Domestic Product ("GDP"). The intent has been to avoid making the public sector a source of net demand on the financial system, and for monetary policy to assume the monitoring of inflation as its primary goal.

      After a moderate recession - relative to past economic slowdowns in the Mexican Economy, the Mexican economy began to show signs of recovery in 2003. The GDP grew 0.9% in 2002 and 2.2% in 2003. Inflation converged successfully to the Central Bank's inflation target of 3% (+/- 1pp) reaching 3.98% in 2003. The exchange rate depreciated moderately, 8% in 2003, to close the year in 11.26 pesos per dollar. Interest rates decreased considerably and began to stabilize at historic lows close to 4% (28 day Cetes).

I. PUBLIC FINANCES

      In the public finances front, the Government's approach has been to contain growth in programmable budget spending, cut back on subsidies and strictly control public spending, while reducing the proportion of funds devoted to servicing public debt. As a result of these efforts, programmable spending has remained at approximately 16.1% of GDP from 1995 to date. Interest expense dropped from 4.6% of GDP in 1999 to 2.8% in 2003. As a result, more funds were made available for education, health programs and fighting poverty.

      The Mexican government has worked to widen its revenue sources by expanding the taxpayer base through the strict enforcement of tax laws and the aggressive pursuit of tax evaders. Another key part of its strategy was the semi-privatization of many state-owned and operated firms. Additionally, prices and fees for public services were set so as to avoid a drain on public revenues. The overall net effect of these policies has been a rise in public revenues to 23.7% of GDP in 2003.

      As a result of all these policies, from 1995 to 2003, the fiscal deficit has averaged 0.8% of GDP. A balanced fiscal budget is clearly reflected in a net reduction in public debt that has had a positive impact for the entire economy. In 1995, public debt was 36.6% of GDP, which was comprised of domestic debt of 0.2% and external debt of 38.1%. In 2003, total public debt declined to 23.1% of GDP, of which 10.6% is domestic and 12.5% is foreign.

II. MONETARY POLICY

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

      At the beginning of 2003, Banco de Mexico released its Monetary Program covering three main areas: (1) the basic operational rule of not generating either an excess or a shortage of liquidity in the money market; (2) Banco de Mexico's power to modify its monetary policy stance in the face of any event that could put the attainment of inflation objectives at risk; and (3) a greater effort to communicate with economic agents.

      In addition, Banco de Mexico has implemented a tightening monetary mechanism known as "shorting" the banking system. This mechanism involves running the banking system on a cumulative negative balance, which sent a signal to the markets that interest rates should be raised. The restrictive signal in monetary policy was an important element that allowed inflation to be only 3.98% at the end of 2003.

      Finally, regarding the foreign-exchange policy, since March 1995, Banco de Mexico has adopted a flexible exchange-rate system that allows it greater control over its monetary policy so as to avoid a possible plunge in international reserves when pressure is placed on Mexican currency. After a 4-year period of stability the peso depreciated 14% in 2002 and 8% in 2003, mainly due to external risks that increased dollar demand. It is important to mention that Banco de Mexico's medium term inflation goal is to attain an inflation rate similar to the rates observed in the Mexico's main trading partners economies.

III. STRUCTURAL CHANGE

      The second approach that the Mexican government has taken to bolster the economy over the long-term has been structural change. The Mexican economy has evolved from being one of the most closed economies in the world to one of the most open. The main difference between Mexico and other emerging markets is that Mexico is part of NAFTA, a free trade agreement with the United States and Canada. Since 1994, NAFTA has brought many benefits to the Mexican economy. For example, it allowed for unprecedented growth in manufacturing exports, from $41.69 billion in 1993 to $142 billion in 2003, which represented 88.4% of the country's global exports. Moreover, Mexico has moved ahead of Japan as the United States trading partner. In 2003, Mexican goods accounted for 11.2% of total U.S. imports. NAFTA has given Mexican products guaranteed access to the U.S. market. For example, despite currency devaluations among what are called "Asian Tigers" and the Euro Zone, Mexican exports to the U.S. have been on the rise. Since the enactment of NAFTA, Mexico has amassed a $136.6 billion trade surplus with the U.S.

      Another positive aspect of NAFTA is that it has encouraged foreign direct investment in Mexico. Before NAFTA, Mexico received an average of $4.5 billion per year in foreign direct investment. After NAFTA took effect, foreign direct investment averaged an annual $14.1 billion. In 2003, foreign direct investment totaled $10.7 billion. Foreign investment was the equivalent of 116% of the current account deficit, reducing the vulnerability in the balance of payments.

      However, Mexico has not limited its global economic and trade strategies to NAFTA. It is continually seeking to diversify its foreign trade by pursuing free trade agreements with the European Union, Israel , Japan and Central and South America.

      Another key structural measure that has been adopted is the privatization of government owned and operated industries. This process began during the previous presidential administration and has continued under the current administration. Some of the sectors that have been privatized include the railways, airports, and local telephone service. In addition, the administration of President Vicente Fox has sought Congressional support for privatizing the petrochemical industry.

      Reform of the Mexican pension system is an additional structural change that the Mexican Economy is currently seeking. The government is focusing its efforts in this area to increase the level of domestic savings, so as to ensure a dignified standard of living for retired Mexican workers and to increase the amount of long-term resources that can be channeled to the private sector. In 2003,

31.4 million workers were registered in the Mexican pension system, contributing $34.9 billion that represented 5.8% of GDP.

      Finally, to prevent the effects of adverse economic conditions from being magnified through the nation's banking system and threatening the Mexican economy, a sweeping reform of the banking sector has taken place. In this regard, the government has focused its efforts on protecting depositors' savings, looking for ways to encourage bank capitalization, and relaxing laws to allow Mexican banks to merge with foreign-owned banks. In addition, the government is in the process of implementing programs to recover the assets transferred to the Federal Savings Protection Funds ("IPAB") by banks as part of their capitalization programs to reduce fiscal costs of the banking system to benefit other sectors of the Mexican economy. In addition, regulatory authorities imposed new capitalization rules to the banking system, with the purpose of raising capitalization and accounting standards to international levels. These rules started to prevail in 2003.

      After the financial crisis that afflicted the Mexican banking system in the past few years, at this time the Mexican banking system has increased its operating efficiency and has a higher quality of capital and assets. For these reasons foreign banks increased their participation in the Mexican financial system. In 2000, Spanish banks Banco Bilbao Vizcaya Argentaria and Banco Santander Central Hispano purchased a majority stockholder position in Bancomer and Serfin, the second and third largest banks in Mexico, respectively. In 2001, Citigroup acquired all of the outstanding shares of Banamex and Bank of Nova Scotia acquired a majority stockholder position in Inverlat. In November 2002 the British group HSBC purchased a 97% stockholder position in GFBital and at the end of the year Bank of America purchased a 25% stake of shares of Santander Mexicano. During 2003, Scotiabank purchased the final government stake in Scotiabank Inverlat reaching a complete control of the group. As of September 2003, some Mexican shareholders of GFBancomer sold their position to BBVA and the group announced its intention to acquire full ownership of GFB.

      At the end of 2003 the banking system past-due/total loans ratio was only 3.15%, the provision reserves to past-due/loans ratio increased from 123.5% in 2001 to 167.11% and the net capitalization ratio (net capital/assets under market and credit risk) for the system was 14.2%.

      In summary, the combined application of prudent and sound economic policies and ongoing structural reform are the main reasons for Mexico's impressive recovery from the serious economic crisis that hit the country in 1995. Today, the outlook for the Mexican economy is very different from the one that prevailed nine years ago. Led by the export sector, which has been joined more recently by domestic industries, economic activity has made a remarkable comeback. A total of $125.2 billion of foreign direct investment has flowed into to the economy since 1995, and private investment now represents 19% of GDP.

RECENT EVENTS

      The fall registered by annual inflation in March 2004 put a break to the deterioration in private analysts expectations for inflation for this year. Nevertheless, whether or not the Central Bank's target of 3.0% (+/-1 pp) will be achieved is still in doubt, as several risks remain, that could again cause prices to bring about a rebound in inflation, especially during the summer months.

      In the domestic financial markets, since March 2004, interest rates and the exchange rate have been strongly influenced by the concerns regarding the future FED monetary policy stance. Interest rates in Mexico have increased, particularly long-run rates. While decreasing inflation has been a key element in the past few years' decrease in interest rates, in the medium term, the international yields' dynamics will be an important determinant of their performance.

      The public finances registered positive results during the first months of 2004. The main factors contributing to the better position of the public finances are non-oil revenues -which is responding gradually to the recovery of the economy, high oil prices and the reduction in financial costs.

      In the early months of the year the economic recovery was consolidated, the internal market (consumption and investment) has registered better dynamics and it is supported mainly by the recovery in manufacturing exports, which have responded favorably to the rebound in the U.S. market.

I. OUTLOOK

      The consensus estimate, among private sector analysts, for GDP growth in 2004 is 3.75%, above the 2.2% GDP growth in 2003 and the 0.9% rate in 2002. Inflation is expected to continue to ease and finish 2004 at 4.0%, at the high end of the target range provided by Banco de Mexico for the year. Experts tend to concur that the Mexican economy is showing clear signs of a recovery, which began in the second half of 2003, largely powered by the revived demand for Mexican exports implied by the increasing dynamics of the U.S. economy, and the likelihood of a fast-paced recovery in domestic spending.

II. PESO PERFORMANCE

      During 1999, 2000 and 2001, the peso strengthened against the dollar. During 2002, however, the peso depreciated 13.0% due to the weakness of the economy in the region. This depreciation continued, dipping an additional 9% during the first months of 2003 as a result of the geopolitical risk of the war in Iraq. Nevertheless, once this uncertainty factor waned and the Banco de Mexico announced a program to sell international reserves, the peso rebounded to its December 2002 value. In 2004, the expectation of an increase in the international interest rates has put some pressure on the exchange rate. In May it reached a maximum of 11.68. Although the long term upward trend, the good balance in Mexico's external accounts, the important dollar oil revenues and the high levels of remittances from Mexican workers abroad are some of the sources of dollars into the country that sustain the parity stability.

III. INFLATION

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

      These adverse conditions also resulted in an increase in the annual rate of inflation from 7.1% in December 1994 to 52% in December 1995. Economic conditions in Mexico improved after 1995. The inflation rate fell to 27.7% in 1996, 15.7% in 1997, 18.6% in 1998 and 12.3% in 1999. As of December 2000, the
rate of inflation was only 9.0%. During 2001, the inflation rate was 4.4%, falling far from the official target of 6.5%. This was the result of the relative stability of the Mexican currency and the first episodic bouts of declining prices Mexico has seen in many years. In 2003, the annual inflation was 3.98%. That year, the prices of public goods increased according to the Ministry of Finance compromise not to raise the above 2.7%. Additionally, orderly decreasing salaries contributed to pin down services inflation.

C. ORGANIZATIONAL STRUCTURE

      Savia is a holding company and operates through its subsidiaries. Savia's principal subsidiaries are Bionova and Omega, and since March 2004, both are wholly owned subsidiaries of the Company. Bionova is a privately owned U.S. company with significant subsidiaries in Mexico. Omega is a Mexican company that operates solely in Mexico.

D. PROPERTY, PLANT AND EQUIPMENT

      The Company's principal office is located at Rio Sena 500 Pte., Colonia del Valle, San Pedro Garza Garcia, N.L., C.P. 66220, Mexico, and its telephone number is (52-81) 8173-5500.

BIONOVA

      Bionova's subsidiary, ABSA, owns approximately 1,573 acres of agricultural land in Sinaloa, Sonora, Michoacan, Baja California Sur and several other states in Mexico. ABSA leases approximately 123 acres of land in Baja California.

      Bionova Produce, Inc. owns warehouse and office space in Nogales, Arizona. The other subsidiaries of IPHC lease office and warehouse space.

OMEGA

      Omega owns a parcel of undeveloped land of approximately 708 hectares in the metropolitan area of Monterrey, Mexico.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements , and notes thereto, included elsewhere herein. The Company's financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 16 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income (loss) and stockholders equity. Under Statement B-10, financial data for all periods in such financial statements have been restated in constant pesos as of December 31, 2003. In 2001, the Company sold SCA and its packaging businesses and in September 2003 sold its interest in Seminis. In accordance with Mexican and U.S. GAAP the net assets and results of operations of these business are included in the Company's financial statements and are restated to reflect the net assets and results of operations of these sold businesses as discontinued operations.

A. SAVIA RESULTS OF OPERATIONS

      The Company's two principal segments are fresh produce and real estate. The discussion is based upon financial information prepared in accordance with Mexican GAAP.

      The Company is engaged in the fresh produce business through Bionova, and in the real estate business through Omega. Bionova is a U.S. company, and most of its sales are in the United States and Canada, and therefore most of its revenues are denominated in U.S. dollars. Omega is a Mexican company that operates solely in Mexico, and all of its revenues are denominated in pesos.

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

      The dollar amounts contained in the following discussions have been provided for convenience purposes only. Figures in pesos for 2003, 2002 and 2001 are translated at an exchange rate of Ps. 11.1998 to $1.00, the effective exchange rate at the end of December 31, 2003, as published by Banco de Mexico.

      The following tables set forth selected income statement data (millions of constant December 31, 2003 pesos) for the three years ended December 31, 2001, 2002 and 2003, expressed as a percentage of net sales and for the segments of the Company's businesses:

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------
                                               2001                        2002                          2003
                                        ------------------         --------------------         ---------------------
INCOME STATEMENT DATA                    PS.           %            PS.             %            PS.              %
                                        -----        -----         -----          -----         -----           -----
MEXICAN GAAP :
     Net Sales (1)                      2,919        100.0%        2,024          100.0%        1,459           100.0%
     Cost of Sales                      2,440         83.6%        1,694           83.7%        1,221            83.7%
     Gross Profit                         479         16.4%%         330           16.3%          238            16.3%
     Operating Expenses                   991         33.9%          641           31.7%          463            31.7%
     Operating Income (loss) (1)         (512)       (17.5)%        (311)         (15.4)%        (225)          (15.4)%

                                                             FOR THE YEAR ENDED DECEMBER 31,
                        ---------------------------------------------------------------------------------------------------------
                                         2001                              2002                             2003
                        ---------------------------------- ---------------------------------- -----------------------------------
                         FRESH        REAL      OTHER       FRESH        REAL      OTHER      FRESH        REAL        OTHER
                        PRODUCE      ESTATE  BUSINESSES(2) PRODUCE      ESTATE  BUSINESSES(2) PRODUCE      ESTATE   BUSINESSES(2)
                        -------      ------  ------------- -------      ------  ------------- -------      ------   -------------
SEGMENT DATA (1)
Net Sales(1)             2,422         186        311       1,511         205        308       1,113         181        165
Operating Income
  (loss) (1)               (94)         47       (465)       (105)          8       (214)        (71)         23       (177)

----------
(1) Does not include operating results of SCA, packaging businesses and Seminis, which are treated for accounting as discontinued operations.

(2) Includes Agromod, a direct subsidiary of Savia, an agricultural company engaged in the business of growing papaya and other agricultural products in Southern Mexico, which is presented as "Other Agrobusinesses" in the Company's Consolidated Financial Statements. (See Note 12 to the Company's Consolidated Financial Statements.)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002

      NET SALES

      Net sales decreased 28.0% from Ps. 2,024 million ($181 million) in 2002 to Ps. 1,459 million ($130 million) in 2003. Total revenues denominated in currencies other than pesos in 2003 were approximately 77% of net sales, or $100 million, compared to 75% of net sales, or $136 million, in 2002. The fresh produce business and real estate business accounted for 76%, and 12%, respectively, of net sales in 2003 as compared to 75% and 10%, respectively, in 2002.

      Net sales of fresh produce decreased 26% from Ps. 1,511 million ($135 million) in 2002 to Ps. 1,113 million ($99 million) in 2003. The decline in revenue reflects the closing by Bionova of its business in Obregon Sonora in early 2003 and bad weather conditions which generally reduced crop yields in its farming areas.

      Net sales of Omega decreased by 11% from Ps. 205 million ($18 million) in 2002 to Ps. 181 million ($16 million) in 2003, generally reflecting a decline in the price of middle and low income real estate market in Monterrey, resulting from the generally weaker economy in Mexico.

      COST OF SALES

      Cost of sales for 2003 decreased 28% from Ps. 1,694 million ($151 million) in 2002 to Ps. 1,221 million ($109 million) in 2003. The fresh produce business and the real estate business accounted for 85% and 8%, respectively, of cost of sales in 2002, and 82% and 8%, respectively, in 2003.

      Bionova decreased its cost of sales by 30% from Ps. 1,436 million ($128 million) in 2002 to Ps. 1,007 million ($90 million) in 2003, mainly due to the efficiencies resulting from the consolidation of its distribution facilities.

      Omega decreased its cost of sales by 26%, reflecting the lower level of net sales of the business, as well as a reduction of administrative expenses.

      GROSS PROFIT

      The Company's gross profit decreased by 28% in 2003 to Ps. 238 million ($21 million) from Ps. 330 million ($29 million) in 2002, as a result of a significant decrease of the gross profit of the Company's Other Businesses. The Company incurred significant corporate overhead expenses and professional fees in 2003 in connection with the sale of Seminis and completion of its debt restructuring program, which are included in "Other Businesses".

      Gross profit of fresh produce increased 42% from Ps. 75 million ($7 million) in 2002 to Ps. 106 million ($10 million) in 2003, generally reflecting the significant decline in cost of sales as a percentage of net sales as compared to the prior year.

      Gross profit of real estate increased 18% from Ps. 69 million ($6 million) in 2002 to Ps. 81 million ($7 million) in 2003, generally reflecting the significant decline in cost of sales as a percentage of net sales as compared to the prior year.

      OPERATING EXPENSES

      Operating expenses decreased by 28% from Ps. 641 million ($57 million) in 2002 to Ps. 463 million ($41 million) in 2003. Operating expenses of fresh produce decreased slightly by 1% from Ps. 180 million ($16 million) in 2002 to Ps. 178 million ($16 million) in 2003 and operating expenses of real estate also decreased slightly by 4% from Ps. 60 million ($5 million) in 2002 to Ps. 58 million ($5 million) in 2003. The decreases in operating expenses of the Company are a result of the simplification of the Company's corporate structure and the sale of businesses in 2002 that were included in the Other Businesses' operations of the Company.

      OPERATING INCOME (LOSS)

      Operating loss decreased 28% from Ps. 311 million ($28 million) in 2002 to Ps. 224 million ($20 million) in 2003. Fresh produce losses decreased from Ps. 105 million ($9 million) in 2002 to Ps. 71 million ($6 million) in 2003. Operating income of real estate increased from Ps. 8 million ($1 million) in 2002 to Ps. 23 million ($2 million) in 2003. The improvement in operating income
(loss) reflected improvement in the Company's gross profit as compared to the previous year.

      COMPREHENSIVE FINANCIAL INCOME (COST) AND OTHER

      The Company's net comprehensive financing income decreased from Ps. 184 million ($16 million) in 2002 to Ps. 166 million ($15 million) in 2003. The total debt of the Company decreased from $90 million in 2002 to $4 million in 2003 resulting in a 49% decrease in financial expenses, from Ps. 46 million ($4 million) in 2002 to Ps. 23 million ($2 million) in 2003. Financial income increased 1.4% from Ps. 68 million ($6 million) in 2002 to Ps. 69 million ($6 million) in 2003. In 2003, the Company's monetary assets exceeded monetary liabilities resulting in a loss in monetary position of Ps. 10 million ($1 million) compared to a loss in monetary position of Ps. 54 million ($5 million) in 2002.

      Other income net in 2003 was Ps. 230 million ($21 million) compared to other expenses net of Ps. 1,499 million ($134 million) in 2002. In 2003, the Company recovered doubtful accounts for Ps. 180 million and obtained a gain in sale of subsidiaries for Ps. 64 million.

      PROVISION FOR INCOME TAX AND EMPLOYEES' PROFIT SHARING

      The Company incurred a net income tax liability of Ps. 369 million ($33 million) in 2003 compared to Ps. 65 million ($6 million) in 2002. The deferred income tax liability of the Company increased from Ps. 47 million ($4 million) in 2002 to Ps. 343 million ($31 million) in 2003. The increase was mainly due to reduction in the value of tax loss carry-forwards that resulted in a deferred income tax charge. The current income tax liability increased from Ps. 18 million ($2 million) in 2002 to Ps. 26 million ($2 million) in 2003.

      LOSS FROM CONTINUING OPERATIONS

      Loss from continuing operations decreased from Ps. 1,691 million ($151 million) in 2002 to Ps. 198 million ($18 million) in 2003, due to the changes in the Company's result of operations discussed above.

      DISCONTINUED OPERATIONS

      Loss from discontinued operations was Ps. 2,355 million ($210 million) in 2003, compared to an income of Ps. 951 million ($85 million) in 2002. During 2003, the Company recognized a loss from the sale of Seminis of Ps. 1,889 million ($169 million) and a net loss from discontinued operations (including Seminis operations for the first nine months of 2003) of Ps. 466 million ($42 million).

      NET LOSS

      Net loss before minority interest was Ps. 2,553 million ($228 million) in 2003 as compared to a loss of Ps. 740 million ($66 million) in 2002. Minority interest in earnings of subsidiaries changed from an income of Ps. 66 million ($6 million) in 2002 to a loss of Ps. 191 million ($17 million) in 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

      NET SALES

      Net sales decreased 31.0% from Ps. 2,919 million ($261 million) in 2001 to Ps. 2,024 million ($181 million) in 2002. Total revenues denominated in currencies other than pesos in 2002 were approximately 75% of net sales, or, $136 million, compared to 83% of net sales, or, $218 million in 2001. The fresh produce businesses and real estate business accounted for 75% and 10%, respectively, of net sales in 2002 as compared to 83% and 6%, respectively, in 2002.

      Net sales of fresh produce decreased 38% from Ps. 2,422 million ($216 million) in 2001 to Ps. 1,511 million ($135 million) in 2002. The revenue decline was a consequence of the sale of Interfruver, in November 2001, which sold $82 million for the ten months that it was a part of Bionova in 2001 and to a significant reduction in both unit volume of sales and an average decline of 6.3% of prices.

      Net sales of real estate increased from Ps. 186 million ($17 million) in 2001 to Ps. 205 million ($18 million) in 2002 generally reflecting higher prices for residential real estate as well as increased level of sales, including sales of the company acquired in 2003 engaged in construction of housing for low income people.

      COST OF SALES

      Cost of sales for 2002 decreased 31% from Ps. 2,440 million ($218 million) to Ps. 1,694 million ($151 million) in 2001. The fresh produce business and the real estate business accounted for 88% and 4%, respectively, of cost of sales in 2001 as compared to 85% and 8%, respectively, in 2002.

      Fresh produce decreased its cost of sales by 33% from Ps. 2,150 million ($192 million) in 2001 to Ps. 1,436 million ($128 million) in 2002, primarily due to the lower level of operations reflecting the sale of Interfruver, as well as the concentration of its growing program on vine sweet mini peppers and lower levels of fresh produce harvested in 2002.

      Real estate increased its cost of sales by 29% from Ps. 106 million ($9 million) in 2001 to Ps. 136 million ($12 million) in 2002, reflecting the acquisition of the lower income housing business.

      GROSS PROFIT

      The Company's gross profit decreased by 31% in 2002 to Ps. 330 million ($29 million) from Ps. 479 million ($43 million) in 2001.

      Gross profit of fresh produce decreased by 72% from Ps. 272 million ($24 million) in 2001 to Ps. 75 million ($7 million) in 2002 as a result of the growing and selling of low yield fresh produce.

      Gross profit for real estate decreased 14% from Ps. 80 million ($7 million) in 2001 to Ps. 69 million ($6 million) in 2002, reflecting the increased level of sales by the Company of lower income housing. Gross profit of other business increased 48% from Ps. 126 million ($11 million) in 2001 to Ps. 186 million ($17 million) in 2002, reflecting nonrecurring payments for financial and other professional services provided to other companies during 2002.

      OPERATING EXPENSES

      Operating expenses decreased by 35% from Ps. 991 million ($88 million) in 2001 to Ps. 641 million ($57 million) in 2002.

      Operating expenses of fresh produce decreased 51% from Ps. 366 million ($33 million) in 2001 to Ps. 180 million ($16 million) in 2002, mainly due to the divestiture of Interfruver in 2001 and the closing of the research and development businesses in June 2002.

      Real estate increased its operating expenses by 81% from Ps. 33 million ($3 million) in 2001 to Ps. 60 million ($5 million) in 2002, reflecting an increase of the number of employees to support this business.

      OPERATING INCOME

      Operating loss decreased 39% from Ps. 512 million ($46 million) in 2001 to Ps. 311 million ($28 million) in 2002. Fresh produce losses increased from Ps. 94 million ($8 million) in 2001 to Ps. 105 million ($9 million) in 2002.

      Operating income of real estate decreased from Ps. 47 million ($4 million) in 2001 to Ps. 8 million ($1 million) in 2002. Operating loss of other businesses decreased 54% from Ps. 464 million ($41 million) in 2001 to Ps. 214 million ($19 million) in 2002.

      SEVERANCE AND OTHER TERMINATION COSTS

      The Company recorded severance and termination costs for Ps. 272 million ($24 million) in 2001. This was mainly due to the reduction in staff of the Company after the divestiture of SCA and the packaging businesses in 2001.

      COMPREHENSIVE FINANCIAL INCOME (COST) AND OTHER

      The Company's net comprehensive financing cost changed from Ps. 257 million ($23 million) in 2001 to an income of Ps. 184 million ($16 million) in 2002. The total debt of the Company increased slightly from $88 million in 2001 to $90 million in 2002; however, the 89% decrease in financial expenses, from Ps. 415 million ($37 million) in 2001 to Ps. 46 million ($4 million) in 2002 resulted from the provision of interests paid during 2001 of the syndicated credit for $500 million that the Company held with ING Bank and that was settled in June 2001. Financial income decreased 59% from Ps. 168 million ($15 million) in 2001 to Ps. 68 million ($6 million) in 2002 mainly due to a decrease of the account receivables balance from related parties which were reserved in September 2002. In 2002, the Company's monetary assets exceeded monetary liabilities resulting in a loss in monetary position of Ps. 54 million ($5 million) compared to a gain in monetary position of Ps. 85 million ($8 million) in 2001.

      Other expenses net in 2002 were Ps. 1,499 million ($134 million) compared to Ps. 794 million ($71 million) in 2001. During 2002 the Company recorded reserves for Ps. 1,486 million ($133 million) related to the divestiture of Desarrollo Forestal ($39 million) and doubtful accounts with related parties ($94 million).

      PROVISION FOR INCOME TAX AND EMPLOYEES' PROFIT SHARING

      The Company incurred a net income tax liability of Ps. 65 million ($6 million) in 2002 compared to Ps. 130 million ($12 million) in 2001.

      The deferred income tax liability decreased from Ps. 76 million ($7 million) in 2001 to Ps. 47 million ($4 million) in 2002. The decrease was mainly due to that during 2002, the Company recorded deferred tax related to net operating loss carry forwards. The current income tax liability decreased from Ps. 54 million ($5 million) in 2001 to Ps. 18 million ($2 million) in 2002.

      INCOME (LOSS) FROM CONTINUING OPERATIONS

      Losses from continuing operations decreased from Ps. 1,965 million ($175 million) in 2001 to Ps. 1,691 million ($151 million) in 2002, due to the reasons set forth above.

      DISCONTINUED OPERATIONS

      Income from discontinued operations was Ps. 951 million ($85 million) in 2002, compared to a loss of Ps. 2,293 million ($205 million) in 2001. During 2002, the Company reversed an income tax liability provision recorded in 2001 related to the divestiture of Empaq's subsidiaries for Ps. 747 million and recognized a net income in discontinuing operations, related to the divestiture of Seminis' subsidiaries, for Ps. 204 million ($18 million).

      NET (LOSS) INCOME

      Consolidated loss before minority interest for the Company was Ps. 740 million ($66 million) in 2002 compared to a loss of Ps. 4,258 million ($380 million) in 2001. Minority interest in earnings of subsidiaries changed from a loss of Ps. 1,081 million ($97 million) in 2001 to a profit of Ps. 66 million ($6 million) in 2002.

B. LIQUIDITY AND CAPITAL RESOURCES

      SAVIA LIQUIDITY AND CAPITAL RESOURCES

            Going Concern

      The financial statements included in this annual report have been prepared assuming that the Company will continue as a going concern. However: (a) for the year ended December 31, 2003, the Company incurred consolidated losses of Ps. 2,362 million (Ps. 806 million in 2002), (b) in September, 2003, the sale of Seminis, a subsidiary that represented 70% of the consolidated assets and income as of that date, was completed and (c) there is an impairment in cash flow generation, which could eventually force the Company to liquidate the rest of its assets. In addition, excluding Seminis, the Company incurred a loss from continuing operations of Ps. 198 million in 2003 (Ps. 1,691 million in 2002). These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

            Bionova Liquidity

      Bionova has incurred significant losses from operations in every year of its existence from 1996 through 2003. Over the past few years, Bionova has provided funds for its operations from the sale of its assets. The Company is reviewing the operations of its fresh produce business and is considering transactions that would provide working capital to finance the continued operations of the fresh produce business. There are no assurances that the Company will be successful in completing a transaction to obtain financing for the fresh produce business, and if the Company is unsuccessful in completing a transaction prior to the end of this year it may not have sufficient working capital to continue to conduct this business.

            Sources and Uses of Cash

      As of December 31, 2003, the Company had cash and temporary investments totaling Ps. 165 million. The Company invests its cash balances primarily in short-term instruments issued by major financial institutions.

      Net resources provided by operating activities were Ps. 283 million in 2003. Non-cash items reconciled to net income amounted to Ps. 79 in depreciation and amortization and Ps. 343 million in deferred income taxes which were slightly increased by Ps. 59 million in net resources provided by our working capital. In 2003, we had (1) a decrease in accounts receivable and tax recoverable of Ps. 148 million mainly due to efficiencies made in collecting trade accounts receivables amounting to Ps. 100 million which were increased by Ps. 48 million in asset tax recovered, (2) an increase in inventories of Ps. 8 million mainly due to the effect for holding of nonmonetary assets and (3) an increase of Ps. 28 million in other assets mainly in prepaid expenses amounting to Ps. 14 million, value added tax recoverable amounting to Ps. 11 million and other assets for Ps. 3 million, (4) a net decrease in accounts receivable to related parties and other accounts payable of Ps. 88, (5) an increase in other accounts payable and accumulated expenses of Ps. 141 million.

      Net resources used in operating activities were Ps. (1,910) million in 2002. Non-cash items reconciled to net income amounted to Ps. 105 in depreciation and amortization, Ps. 47 million in deferred income taxes and cancellation of the investment in Desarrollo Forestal for Ps. 431 million which partially offset the Ps. (802) million in net uses of our working capital. In 2002, we had (1) an increase in accounts receivable and tax recoverable of Ps. 96 million mainly due to increasses in trade accounts receivables amounting to Ps. 29 million which were added to an amount of Ps. 67 million in increases of asset tax recoverable, (2) an increase in inventories of Ps. 334 million mainly due to the effect for holding of nonmonetary assets and (3) a decrease of Ps. 173 million in other assets mainly in prepaid expenses amounting to Ps. 97 million and assets held to be sold amounting to Ps. 44 million related to land properties held to be sold in Bionova, (4) a net decrease in accounts receivable to related parties and other accounts payable of Ps. 39, (5) a decrease in other accounts payable and accumulated expenses of Ps. 584 million mainly due to reverse an income tax liability provision recorded in 2001 related to the packaging subsidiaries. The Company's packaging businesses.

      Net resources generated in investing activities were Ps. 3,775 million in 2003. Mainly due to the net proceeds for the sale of subsidiaries of Ps. 3,640 (see Note 3 of the Financial Statements); the Company also had a net decrease in the sale of property, plant and equipment and intangible assets for Ps. 135 million.

      Net resources generated in investing activities were Ps. 689 million in 2002. The Company had a net increase in the sale of property, plan and equipment and intangible assets for Ps. 3 million which were added with an increase of the investment in discontinued operations, net of loss in discontinued operations and goodwill of Ps. 692.

      Net resources used in financing activities were Ps. (3,950) million in 2003. For the year ended December 31, 2003, we paid mainly short-term syndicated bank loans from Savia for Ps. 965 million and cash dividends of Ps. 2,774 million. The Company also had a decrease in other accounts receivable and long term payable, net for Ps. 22 million; an increase of the reserve for repurchase of own shares for Ps. 387 million; an increase in cumulative translation adjustment for Ps. 466 million and the minority interest on continued operations decreased Ps. 1,086 million.

      Net resources generated in financing activities were Ps. 1,150 million in 2002. For the year ended December 31, 2002, we had (1) an increase of long term debt and other financings, net of long term notes receivables for Ps. 579 which were integrated as follows: (a) collection of long term receivables with related parties, belonging to Empaques, for Ps. 537, (b) increase of other long term liabilities for Ps. 16 and (c) increase of short term bank debt in Savia due to exchange rate effect of Ps. 56 and payment of short term revolving line of credit in Bionova for Ps. 30; (2) an increase of other long term notes receivable net of long term notes payable for Ps. 440 which correspond to the collection of a long term note receivable with third party of Ps. 422, the increase of income tax liability for Ps. 41 and the payment of seniority premiums in Servasa of Ps. 23; (3) Minority interest on continued operations increased to Ps. 185 million; and (4) we repurchased Ps. 54 million of owned shares.

      Indebtedness

      As of December 31, 2003, our total debt was Ps. 48 million ($4.3 million), consisting of Ps. 38 million ($3.4 million) in short-term debt, including the current portion of long term-debt, and Ps. 10 million ($0.9 million) in long-term debt.

      The following table sets forth the maturity profile of our indebtedness as of December 31, 2003:

                                    BANK DEBT
                             AS OF DECEMBER 31, 2003

            EXPECTED MATURITIES                                PS.
            -------------------                                ---
                   2004                                        38
                   2005                                         4
                   2006                                         3
                   2007                                         2
            2008 and Thereafter                                 1

      Repayment of Holding Company Indebtedness - Sale of Businesses

      On June 27, 2001, the Company successfully completed negotiations with its creditors and entered into a Restructuring Agreement covering all of its outstanding Holding Company (unconsolidated) indebtedness. The Company used the available net proceeds from the sale of its interest in SCA and the packaging businesses to repay approximately $300 million of this indebtedness, and as of June 30, 2001, after giving effect to such repayment, the Company (excluding the debt of Savia to Empaq, its subsidiaries, Seminis and Bionova) had approximately $86 million of debt ("Restructured Debt").

      On May 20, 2003, Savia executed a Debt Settlement Agreement that (i) extended the maturity date of the Restructured Debt until September 30, 2003,
(ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions. On September 29, 2003, the Company completed the sale of all of its equity interest in Seminis for a purchase price of $266 million. Savia retained approximately $15.0 million of the sale proceeds and paid a cash dividend of $251.2 million, equivalent to $0.5338 per share. Simultaneously, with the closing of the sale of Seminis, the Company completed the sale of 66 million shares of its common stock and a note receivable to an affiliate for $50.2 million. The proceeds from these sale transactions, together with the $15.0 million retained by Savia were used to pay the $65.2 million obligation under the Restructured Debt Agreement. Finally, as part of the sale of its interest in Seminis, Savia received $15 million as payment for accrued and unpaid dividends on its equity interest in Seminis.

      Tax-Loss Carryforwards

      As of December 31, 2003, the Mexican subsidiaries of the company had recorded tax-loss carryforwards of Ps 9,781 million and our foreign subsidiaries had tax-loss carryforwards of Ps. 1,117 million ($99.7 million). The tax-loss carryforwards of foreign subsidiaries can be used for tax purposes to offset its future income and expire from 2004 through 2013. The tax-loss carryforwards of the Mexican subsidiaries can be used for tax purposes to offset the future income of the Mexican subsidiaries generating such tax-loss carryforwards. To the extent that the Mexican tax-loss carryforwards cannot be used by the Mexican subsidiaries, 60% of such tax-loss carryforwards can be used to offset the company's future consolidated income. Based upon the operating losses the Company has incurred over the past year, the Company does not recognize any carrying value for its tax loss carryforwards on its financial statements.

            The tax-loss carryforwards of the Mexican subsidiaries expire as set forth in the table below:

  YEAR OF                               AMOUNT
EXPIRATION            (MILLIONS OF CONSTANT DEC. 31, 2003 PESOS)
----------            ------------------------------------------
2009&2010                             Ps.   813
  2011                                    1,355
  2012                                    2,279
  2013                                    5,334
  ----                                    -----
  Total                               Ps. 9,781

      Capital Expenditures

      The following table sets forth our capital expenditures for the periods indicated:

YEARS ENDED                                 CAPITAL EXPENDITURES
DECEMBER 31,                      (MILLIONS OF CONSTANT DEC. 31, 2003 PESOS)
------------                      ------------------------------------------
   2001                                                82.4
   2002                                                45.1
   2003                                                19.6

      In 2001, major investments were made by Bionova including the reconstruction of a packaging shed in Mexico that was damaged by fire, the acquisition and installation of a fully automatic, tomato sorting and packaging line, and the purchase of land in Guerrero, Mexico. In addition, Omega invested in the development of the project "Sierra Alta".

      In 2002, our capital expenditures related primarily to investments made by Omega regarding the purchase of one floor in the Building Plaza Empresarial Monterrey and by Bionova related to the acquisition of green houses, a packaging line and a watering system.

      In 2003, our capital expenditures were minimal and come mainly from Bionova regarding the purchase of machinery and equipment and computer equipment.

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

      Revenue from fresh produce sales is recognized when the product is shipped, net of an allowance for estimated returns. Cost is determined by using the first-in, first-out method for finished produce. Cost of growing crops includes direct material and labor and an allocation of indirect costs and are accumulated until the time of the harvest, subject to lower of cost or market adjustments. The recognition of cost of sales for the delivered products is done based upon estimates of the total cost of the crop for the growing season divided by the number of units that are expected to be harvested, packed, and sold. Under this approach, we compare costs incurred to date plus estimated costs to complete and deliver the entire crop with the total net revenue expected to be generated from the crop. Estimates of the net revenues from the crop require projections of production yields from the field and the packaging lines, quality grades of the product to be delivered, and market prices during the months that constitute the crop harvest season. Each month, the Company re-estimates the cost of sales per unit of product sold based on any revisions to the estimated total cost of the crop and the units of output expected. If the total cost of sales for the crop season is expected to be greater than the total revenues to be generated, taking into account the units of production still remaining to be harvested, the entire estimated loss is charged to operations in the period the loss first becomes known. Such changes to these estimates have on certain occasions been material to our quarterly results of operations during the three year period ended December 31, 2003.

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

      In accordance with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have an annual review policy for triggering events of signs of possible impairments. The impairment assessment is based on a comparison of the carrying value of the asset to the undiscounted future net cash flows. Upon impairment, the asset is written down to fair value as determined based on discounted cash flows or appraised value, depending on the asset with the difference being charged to operations. In 2001, impairment losses were recognized relating to the patents and trademarks of Bionova Holdings technology business. No impairment losses were recognized in 2002 [or 2003].

      Differences between Mexican GAAP and U.S. GAAP

      Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us in our continuing operations are the reversal of the goodwill amoritazation, purchase accounting relating to acquisitions, pre-operating expenses, equity swaps, effect of statement B-15, deferred income tax and profit sharing effect. Other differences between Mexican GAAP and U.S. GAAP affecting our discontinued operations are the effect of the divestiture of the insurance segment, the effect of fifth amendment of statement B-10 and the gain on sale of subsidiaries. Each of these differences affects both net income and shareholders' equity. Net loss under U.S. GAAP from continuing operations was Ps. 2,351 million, Ps. 2.501 million and Ps. 178 million for the years ended December 31, 2001, 2002 and 2003, respectively. Net income (loss) under U.S. GAAP were Ps. 767 million, Ps. (641) million and Ps. (2,999) million for the years ended December 31, 2001, 2002 and 2003, respectively. See Note 16 to our combined and consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

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

      New Accounting Pronouncements under U.S. and Mexican GAAP

1.    RECENT U.S. ACCOUNTING PRONOUNCEMENTS

      a. In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R on February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 1, 2003, FIN 46-R was deferred to 2004. The Company is currently evaluating the effect that the adoption of FIN 46 and FIN 46-R, will have on its consolidated financial statements.

      b. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations or financial condition.

      Management is currently evaluating the impact that the adoption of the above-mentioned pronouncements will have on the consolidated financial statements.

2.    RECENT MEXICAN ACCOUNTING PRONOUNCEMENTS

      a. The provisions of Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal" (Bulletin C-15), issued by the Mexican Institute Of Public Accountants, are effective January 1, 2004. Bulletin C-15 establishes general criteria for the identification and, if applicable, the recognition of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it provides the definition for net sale price and value in use for the valuation of long-lived assets. The Company is in the process of performing a study to assess the recoverability of its long lived assets and the amount of any possible impairment. However, management does not expect that it will have a significant impact upon adoption.

      b. In May 2004, the Mexican Institute of Public Accountants issued Statement B-7, "Business Acquisitions," ("Statement B-7") which provides guidance for accounting of business acquisitions and investments in associated entities. Statement B-7 requires that all business acquisitions and investments in associates be accounted for by the purchase method of accounting, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Statement B-7, goodwill ceases to be amortized, and is rather tested for impairment at least annually. Statement B-7 also provides guidance for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. We are currently evaluating the effects that this Bulletin will have on our financial position and results of operations.

      c. In April 2004, Statement C-10, "Derivative Financial Instruments and Hedge Operations." ("Statement C-10) was issued. Statement C-10 establishes enhanced accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Statement C-10 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. We are evaluating the effect of the adoption of Statement C-10 will have on consolidated financial statements.

      Management is currently evaluating the impact that the adoption of the above-mentioned pronouncements will have on the consolidated financial statements.

C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES.

      Not Applicable.

D.    TREND INFORMATION

      Not Applicable.

E.    OFF-BALANCE SHEET ARRANGEMENTS.

      Not Applicable.

F.    CONTRACTUAL OBLIGATIONS

                                                                 PAYMENTS DUE BY PERIOD
                                                             (IN THOUSANDS OF U.S. DOLLARS)
                                                             ------------------------------
                                                     LESS THAN       1-3        3-5      MORE THAN
                                           TOTAL      1 YEAR        YEARS      YEARS      5 YEARS
                                           -----      ------        -----      -----      -------
Long-Term Debt Obligations 1               1,183           300        629        255            --
Capital Lease Obligations 2                   17             7         10         --            --

Operating Lease Obligations 3              1,564           397        828        339            --
Purchase Obligations 4                        --            --         --         --            --
Other Long-Term Liabilities Reflected         --            --         --         --            --
TOTAL                                      2,764           704      1,467        594            --

      1 Long Term Debt Obligation means a payment obligation under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 Disclosure of Long-Term Obligations (March 1981), as may be modified or supplemented.

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

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

A. DIRECTORS

      Operation of the Company is entrusted to a Board of Directors. The Company's By-Laws provide that the Board of Directors will consist of a minimum of 5 and a maximum of 20 directors, from which, at least 25% must be independent directors. The alternate director is named under the proprietary director. Each proprietary director designates a corresponding alternate director, with the understanding that the alternates for the independent directors must also be independent. Directors are elected for a term of one year at the Company's annual stockholders meetings. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings. The Company's operating subsidiaries operate in a decentralized form; however, the corporate, financial, legal, personnel, information and planning services of each operating subsidiary are provided to the operating subsidiaries by the Company's wholly-owned service subsidiaries, of which there are three.

      At the Shareholders Meeting held on April 30, 2004, six directors were elected to serve on the Company's Board of Directors and three directors were deemed to be independent pursuant to Mexican laws. The Board of Directors is composed of the following individuals:

                                                                   DIRECTOR
            NAME                             BIRTHDATE               SINCE             STATUS
            ----                             ---------               -----             ------
DIRECTORS

  Alfonso Romo Garza                         08-Oct-50                 1985         Proprietary (1)

  Arturo J. Quintero Trevino                 23-Dec-56                 2004          Alternate (1)

  Alejandro Garza Laguera                    10-Jun-26                 1990         Proprietary (2)

  Alejandro Garza Rangel                     14-Feb-65                 1996          Alternate (2)

  Juan Romero Huxley                         10-May-24                 1990         Proprietary (3)

  Eduardo Guerra Sepulveda                   23-Oct-39                 2004          Alternate (3)

  Alejandro Torres Quiroga                   26-Jul-40                 2004          Alternate (4)

  Alejandro Perez Elizondo                   26-Feb-49                 2002         Proprietary (4)

  Francisco Gonzalez Sebastia                22-Aug-31                 2004         Proprietary (5)

  Adrian Rodriguez Macedo                    7-Sep-49                  1990          Alternate (5)

  Bernardo Jimenez Barrera                   23-Apr-53                 1996         Proprietary (6)

  Jose Manuel Garcia Garcia                  23-Sep-51                 1990          Alternate (6)

  Arturo Estrada Treanor                     19-Nov-33                 2004         Proprietary (7)

  Tomas Cantu Gonzalez                       8-Oct-64                  2004          Alternate (7)

  Eugenio Najera Solorzano                   16-May-47                 1993         Proprietary (8)

  Gustavo Romo Garza                         12-Feb-54                 2002          Alternate (8)

      The Secretary of the Board of Directors is Mr. Alejandro Francisco Sanchez Mujica and the Alternate Secretary is Mr. Hector Gonzalez Trevino.

      The directors and officers of Savia have been associated in various capacities with Savia and other corporations and institutions, and their affiliates and predecessors thereof in the following principal occupations, businesses and employment:

ALFONSO ROMO GARZA. Mr. Romo was born in Mexico City in 1950 and is Chairman and Chief Executive Officer of Savia and Seminis, Inc. He is also Chairman of the Board of ING Seguros Comercial America S.A. de C.V. He is a graduate of the Instituto Tecnologico y de Estudios Superiores de Monterrey, where he received a degree in Agricultural Engineering. Mr. Romo is member of the World Bank's External Advisory Board for Latin America and the Caribbean, and of the Board of Donald Danforth Plant Science Center. In addition, he is a member of the Board of the Universidad Iberoamericana and the Universidad de Monterrey, and is currently on the Board of Directors of several renowned national and international companies.

ALEJANDRO GARZA LAGUERA. Mr. Laguera is a director of Vitro, S.A. de C.V. and Cysda, S.A. de C.V. and other industrial groups. He is also the father-in-law of Alfonso Romo Garza.

JOSE MANUEL GARCIA GARCIA. After the sale of Empaq's subsidiaries in May 2001, he was appointed Corporate Project Director. He joined Savia in 1975, in 1989 he was Chief Operating Officer at Aluprint and in 1994 he became the COO of Empaq. He has previously held positions at the executive level in strategic planning, logistics and marketing. Mr. Garcia holds an Industrial Engineering degree from Instituto Tecnologico de Estudios Superiores de Monterrey and a Masters in Business Administration.

ALEJANDRO GARZA RANGEL. Mr. Garza has been a Member of the Board at Centro de Estudios en Economia y Educacion, since 1989.

BERNARDO JIMENEZ BARRERA. Since October 2003, Mr. Jimenez has been the Chief Financial Officer of Seminis, Inc. He has been the Chief Executive Officer of Bionova Holding Corporation since 1996. From 1993 to 1995, he served as the head of the Industrial Banking Division at the Vector Group, a financial services company in Mexico, which is affiliated with Savia, and the Vice President of New Business Development for Pulsar Internacional.

ALEJANDRO TORRES QUIROGA. Mr. Torres was a Managing Director of Human Resources at Savia from 1986-2001. He is currently retired.

ARTURO J. QUINTERO TREVINO. Mr. Quintero is a partner of the law firm Quintero y Quintero Abagados, S.C.

EUGENIO NAJERA SOLORZANO. Mr. Najera is a private investor. He served as Chief Operating Officer and as a director of Seminis from 2000 until March 2003.

EDUARDO GUERRA SEPULVEDA. Mr. Guerra is a partner in the law firm Bufete Legal Asociados, S.C.

ADRIAN RODRIGUEZ MACEDO. Mr. Rodriguez was Marketing and Logistics Vice President at Cerveceria Cuahutemoc from 1978 to 1988 and later served in the same capacity at Cigarrera La Moderna until 1992. He was CFO at Pulsar Internacional and had different executive positions at Vector Casa de Bolsa. He is in charge of Monterrey Capital Partners, a financial company in Monterrey.

JUAN ROMERO HUXLEY. Mr. Romero has been President and Chairman of the Board of Teneria Cuahutemoc since 1957 and President of the Board of R. Ro. S.A. de C.V. since 1997.

TOMAS CANTU GONZALEZ. Mr. Cantu is a partner in the law firm of Cantu y Estrada Abogados, S.C.

ARTURO ESTRADA TREANOR. Mr. Estrada is a director of Grupo Financiero BBVA, Bancomer and other industrial companies.

FRANCISCO GONZALEZ SEBASTIA. Mr. Gonzalez is an Executive Director of Comercializadora de Productos Ceramicos, S.A. de C.V. (Orion). He was Chief Operating Officer of subsidiaries of Savia from 1987-2000.

ALEJANDRO PEREZ ELIZONDO. Mr. Perez is a director of Monterrey Capital Partners. He was Managing Director of Business Development of Pulsar, S.A. de C.V., an affiliate of Savia, from 1991-2002.

GUSTAVO ROMO GARZA. Mr. Gustavo Romo has been CEO of Grupo Krone, an affiliate of Savia, a real estate group of companies since 1992. He holds a degree in Industrial Engineering from the Universidad Anahuac and an MBA from the Instituto Tecnologico Autonomo de Mexico.

B. COMPENSATION

      The aggregate amount of compensation paid by the Company and its subsidiaries to all of the Company's directors and officers during 2003 was Ps.
33.6 million.

      As of December 31, 2003, the Company did not have any accrued pension benefits.

C. BOARD PRACTICES

      The Company's By-Laws provide that the members of the Board of Directors are appointed for a term of one year, or until their successors are elected by another general ordinary stockholders meeting. The current term of each Director will expire in April 2005. None of the Directors of the Company have service contracts.

      The Company is in compliance with the "Better Practices Code" recently adopted in Mexico. (See Annex A.) Savia has an Audit Committee and an Evaluation and Compensation Committee to support the functions of the Board. At the Board Meeting on June 4, 2004, the following directors were designated as members of the Audit Committee: Messrs. Alejandro Perez Elizondo, as Chairman, Arturo Estrada Treanor and Bernardo Jimenez Barrera. This Committee is charged with evaluating (i) the relationship with the external auditors; (ii) the applicable accounting policies; (iii) the principles, criteria, practices and controls related to the proper disclosure of financial information for the Board and to the public; (iv) the internal control system, and; (v) the compliance with applicable laws. The Board of Directors has determined that, at least one member, Mr. Bernardo Jimenez Barrera, is a financial expert. Also at the Board meeting on June 4, the following individuals were appointed as members of the Evaluation and Compensation Committee: Messrs. Francisco Gonzalez Sebastia, as Chairman, Alejandro Perez Elizondo and Bernardo Jimenez Barrera. This Committee evaluates the applicable policies in connection with the evaluation, compensation and hiring of top level executives.

D. EMPLOYEES

      As a holding company, Savia has no employees. As of December 31, 2003, the Company's subsidiaries employed approximately 2,450 employees. Other than approximately 30 full-time employees of ABSA, all of its other services are performed by temporary workers, most of whom are hired during the harvesting season January-April.

      To date, none of our subsidiaries have experienced any work stoppages or any strikes by their employees. Management believes that we have good relations with our employees and unions.

E. SHARE OWNERSHIP/CONTROL

      As of June 18, 2004, the following table sets forth the number of shares owned by the Directors of the Company.

DIRECTOR                           SHARES HELD        % OWNERSHIP
--------                           -----------        -----------
Alfonso Romo Garza**                43 million            9%
Alejandro Garza Laguera            274 million            58%
Juan Romero Huxley                  45 million            10%
Pablo Escandon Cusi                     *                  *
David Noel Ramirez Padilla              *                  *
Bernardo Jimenez Barrera                *                  *
Ruben Martinez Donde                    *                  *
Eugenio Najera Solorzano                *                  *
Mateo Mazal Beja                        *                  *
Alejandro Garza Rangel                  *                  *
Eduardo Livas Cantu                     *                  *
Alejandro Perez Elizondo                *                  *
Adrian Rodriguez Macedo                 *                  *
Jose Manuel Garcia Garcia               *                  *
Adrian Paez Martinez                    *                  *
Gustavo Romo Garza                      *                  *

-------------
* The director beneficially owns less than one percent of the class

** Includes shares owned directly or indirectly through companies Mr. Romo controls. Also includes shares pledged as collateral for loans by certain of these companies.

      As of June 18, 2004, the Company did not have any outstanding options, grants, shares or securities of the Company issued to its Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

      As of June 18, 2004, Mr. Alfonso Romo Garza, the Chairman of the Board of Directors and Chief Executive Officer of the Company, owns, directly or indirectly, approximately 43 million shares, or approximately 9% of the A Shares of the Company. Mr. Alejandro Garza Laguera, Member of the Board, owns directly, approximately 274 million shares or approximately 58% of the A Shares of the Company, and Mr. Juan Romero Huxley owns, directly or indirectly, approximately 45 million shares or approximately 10% of the A Shares of the Company. Mr. Laguera's ownership of the A Shares of the Company increased from 17% to 58% in 2003, and Mr. Alfonso Romo Garza's ownership of the A Shares of the Company decreased from 36% to 9%.

      The Company's major shareholders do not have different voting rights.

B. RELATED PARTY TRANSACTIONS

      Accounts receivable and payable to subsidiaries shown in Savia's individual balance sheet bear interest at variable rates, similar to those prevailing in the market.

      The Company sold all of its equity interest in Seminis for $266 million in cash to a group of investors led by Fox Paine Seminis Holdings LLC, an affiliate of Fox Paine & Company, LLC. The Company distributed $251 million of the proceeds of the sale to its shareholders as a dividend. As part of the transaction, certain affiliates of the Company that owned shares of Seminis retained their equity interest in Seminis, and certain affiliates of the Company utilized the proceeds from the cash dividend they received to acquire the shares of Seminis. In addition, Savia received 3,844,117 shares of Seminis, after giving effect to the sale, which shares were transferred to Pulsar Internacional, S.A. de C.V. ("Pulsar") as repayment for indebtedness owed to Pulsar under the Debt Settlement Agreement.

      Savia sold 66,814,318 of its shares of Series A common stock to Desarrollo Consolidado de Negocios, S.A. de C.V. ("DCN") for $34,100,000, the market price of Savia's shares on the Mexican Stock Exchange on the date of the sale.

      In May 2003, Servasa, S.A. de C.V. ("Servasa"), a subsidiary of the Company, sold $16.1 million of a $41.3 million accounts receivable due from Mr. Alfonso Romo Garza, Chairman of the Board of Directors and Chief Executive Officer of Savia, to DCN for $16.1 million. This account receivable, on December 31, 2002, was fully reserved. (See Note 5 to the Consolidated Financial Statements.)

      As of December 31, 2003 there were long-term accounts receivable from related parties of Ps. 580 million, which were reserved as of December 31, 2002 by Savia's management, in order to recognize their risk of uncollectibility and participate in the debt restructure programs of such parties. Of this amount, Ps. 485 million related to Pulsar and Ps. 95 million related to Mandala Internacional, S.A. de C.V.

C. INTEREST OF EXPERTS AND COUNSEL

      Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION (GAAP, 3YRS)

      See ITEM 18.

ITEM 9. OFFER AND LISTING

MARKETS

      The Company's A Shares are listed on the Mexican Stock Exchange. From February 2, 1994 until November 3, 2003, the Company's American Depositary Shares (the "ADSs") were listed on the New York Stock Exchange, and since that date have been traded on the over the counter market ("Pink Sheets"). The ADSs are issued by The Bank of New York as depositary (the "Depositary"). Each ADS represents four Ordinary Participation Certificates (a "CPO") issued by NAFIN, as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents a financial interest in one A Share held in the CPO Trust.

TRADING ON THE MEXICAN STOCK EXCHANGE

      The Mexican Stock Exchange ("MSE"), located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s, and was reestablished in 1907. The MSE is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms enjoy exclusive authorization to trade on the floor of the Exchange.

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

      When a stock's supply, demand or pricing experience changes in a manner that is out of keeping with historical experience, and cannot be explained on the basis of information available to the general public, the MSE may suspend trading on the stock.

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

      Settlement takes effect two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of Comision Nacional Bancaria Valores. Most securities traded on the MSE are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately owned central depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for MSE transactions.

      The MSE is Latin America's second largest exchange by market capitalization ($135.8 billion dollars as of May 31, 2004), but it remains relatively small and illiquid compared to major world markets. As of December 2003, the shares of 160 Mexican companies, excluding mutual funds, were listed on the Mexican Stock Exchange. During 2002, the ten most actively traded equity issues represented approximately 45.3% of the total value of equity issues traded on the Mexican Stock Exchange. Between January and May 2004, the ten most liquid stocks accounted for 39.7% of total market trading volume. There is no formal over-the-counter market for securities in Mexico.

PRICE HISTORY OF STOCK

      The following price table sets forth, for the periods indicated, the high and low sale prices in nominal pesos for the A Shares as reported by the Mexican Stock Exchange:

                                           HIGH                  LOW
                                           ----                  ---
                                            Ps.                  Ps.
1999                                       63.10                48.50

2000                                       56.10                40.00

2001                                       45.50                 1.39

2002
  First Quarter                             3.40                 2.06
  Second Quarter                            9.10                 2.96
  Third Quarter                             8.00                 5.50
  Fourth Quarter                            7.11                 5.15

2003
  First Quarter                             0.79                 0.62
  Second Quarter                            0.86                 0.62
  Third Quarter                             1.29                 0.83
  Fourth Quarter                            1.82                 1.21
  December, 2003                            1.68                 1.46

2004
  January, 2004                             1.70                 1.53
  February, 2004                            1.65                 1.50
  March, 2004                               1.58                 1.47
  April, 2004                               4.19                 1.48
  May, 2004                                 2.81                 2.40
  through June 18, 2004                     2.50                 2.31

      The following price table sets forth, for the periods indicated, the high and low sales prices in dollars for ADSs:

                                             HIGH                    LOW
                                             ----                    ---
                                               $                      $
1999                                         25.38                  20.19

2000                                         23.94                  17.00

2001                                         18.50                   0.55

2002
  First Quarter                               1.31                   0.99
  Second Quarter                              4.00                   1.30
  Third Quarter                               3.10                   2.25
  Fourth Quarter                              2.85                   1.95

2003
  First Quarter                               2.10                   1.49
  Second Quarter                              2.22                   1.61
  Third Quarter                               2.75                   2.01
  Fourth Quarter                              2.72                   0.35
  December, 2003                              0.56                   0.39


2004
  January, 2004                               0.65                   0.39
  February, 2004                              0.62                   0.40
  March, 2004                                 0.55                   0.45
  April, 2004                                 1.36                   0.40
  May, 2004                                   1.20                   0.74
  through June 18, 2004                       0.85                   0.85




ITEM 10.         ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not Applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Information on the Articles of Association of Savia are addressed in detail in the Company's Registration Statement on Form F-1 filed pursuant to the Securities Act of 1933, as amended. The last amendment made to By-Laws (estatutos sociales) of the Company was approved at the shareholder's meeting on April 30, 2002. As of December 31, 2003, the Company's By-laws remained the same.

      A director may not vote on a proposal, arrangement or contract in which the director is materially interested. A director must disclose that there is a conflict of interest, decline from participating in any discussion about the merits of such proposal, arrangement or contract and refrain from voting.

      Directors' compensation may be voted upon only at the Shareholders'
Meeting.

      Pursuant to Article 22 of the Bylaws, the Audit Committee, composed of independent directors, must approve a transaction in which a director wishes to exercise borrowing powers.

      Pursuant to Article 32 of the Bylaws, all shareholders have the right to receive a dividend. Once the right is declared and paid, such right expires in 5 years.

      Pursuant to Article 6 of the Bylaws, each shareholder has one vote per share owned.

      The directors are elected by the shareholders at a shareholders meeting. Each director has the same right to vote, except that in the case of a tie, where the Chairman may cast the tie breaking vote pursuant to Article 22 of the Bylaws.

      Shareholders have a right to share in the profits based upon an approval to distribute dividends at a shareholders meeting.

      Shareholders have a right to share in a surplus in the event of a liquidation. The redemption provisions are contained in Article 10 of the By-Laws, which is applicable only to the variable capital shares or Class II Shares, which have not been issued as of this date; since all the shares are part of the fixed capital of the corporation, or Class I Shares. The redemption value will be the lower of (i) 95% of the average stock market value during the preceding 30 days to which the redemption must take place, and (ii) the book value of the corporation corresponding to the fiscal year in which the redemption takes place.

      Shareholders have a right to declare a capital increase at a shareholders meeting. If a shareholder does not want to participate in the capital increase, a non-participating shareholder may be diluted.

      The Board of Directors or the Statutory Auditors may call an Extraordinary Meeting of Shareholders. However, the holders of at least 10% of the shares have the right to call a General Meeting of Shareholders (Ordinary or Extraordinary), by submitting such request to the Board of Directors and the Statutory Auditor. If the Board and the Auditors fail to call a meeting within 15 days, then the holders of at least 10% of the shares may go before a judge to request that such meeting be held.

      Any director or officer that owns more than one percent of the Company's shares must disclose this information. Any shareholder that directly or indirectly owns ten percent or more of the corporation must disclose such ownership. Foreigners may not own Series "A" shares. As of this filing, the corporation has only issued Series "A" shares. The Company has only issued ordinary Series A, Class I shares which represent the Fixed Minimum Capital. As of June 21, 2004, there are no shares without voting rights or a limited right to vote. The company has executed a Trust with Nacional Financiera ("NAFIN"), whereby the Fiduciary has issued Certificados de Participacion Ordinarios, which in turn are converted into American Depositary Shares (ADSs) by the Bank of New York. The voting rights of the shares are exercised through NAFIN, who is under the obligation to vote in accordance with the vote cast by the majority stockholders. Minority shareholders, which constitute 10% of the capital stock, have the right to designate each Proprietary Director and each respective Alternate.

      As of December 31, 2003, the rules regarding the installation quorum and resolutions are included in the General Law on Mercantile Corporations (Ley General de Sociedades Mercantiles), and the Securities Law (Ley del Mercado de Valores).

      In order to change the rights associated with the shares, stockholders must approve such change at the General Extraordinary Stockholders Meeting. There is no limitation as to the acquisition of the shares of the Company by the stockholders; provided, however, that Clause Ten of the By-Laws, which contains certain rights for the holders of Class II shares, can only be amended by a vote of 95% of the shareholders. Currently no Class II shares have been issued.

      Non-statutory agreements are in existence, which may have the effect to delay, prevent, or make more onerous a change in control of the company.

      As of December 31, 2003, there are no statutory clauses or agreements among the stockholders to limit or refrain the administration of the company or its stockholders.

C. MATERIAL CONTRACTS

SAVIA SYNDICATED LOAN - RESTRUCTURING AGREEMENT

      On May 20, 2003, Savia executed a Debt Settlement Agreement that (i) extended the maturity date of the Restructured Debt until September 30, 2003,
(ii) provided for a fixed payment of $65.2 million as payment to the creditors for the Restructured Debt and (iii) provided that the creditors waive certain provisions of the Restructuring Agreement and other financing documents in order to permit the contemplated sale of Seminis shares and other related transactions. On September 29, 2003, the Company completed the sale of all of its equity interest in Seminis for a purchase price of $266 million. Savia retained approximately $15.0 million of the sale proceeds and paid a cash dividend of $251.2 million, equivalent to $0.5338 per share. Simultaneously, with the closing of the sale of Seminis, the Company completed the sale of 66 million shares of its common stock and a note receivable to an affiliate for $50.2 milion. The proceeds from these sale transactions, together with the $15.0 million retained by Savia were used to pay the $65.2 million obligation under the Restructured Debt Agreement.

SALE OF SEMINIS

      The Company completed the sale of all of its equity interest in Seminis on September 29, 2003. The following three agreements were the principal three agreements covering the sale of Seminis by Savia:

Contribution Agreement

      On May 30, 2003, Savia, Seminis Chairman and Chief Executive Officer, Mr. Alfonso Romo, DCN and certain affiliates of the Company entered into a Contribution Agreement with Seminis Acquisition, a Company formed to acquire Seminis. Pursuant to the terms of the Contribution Agreement, Savia contributed to Seminis Acquisition an aggregate of 78,285,099 shares of Seminis common stock (including the shares being exchanged under the Exchange Agreement) in exchange for membership interests in Seminis Acquisition. Seminis Acquisition sold its shares of Seminis common stock for $3.40 per share in cash following the merger and distributed to Savia aggregate cash proceeds of approximately $266.2 million. Finally, as part of the sale of its interst in Seminis, Savia received $15 million as payment for accrued and unpaid dividends on its equity interest in Semnis.

Voting Agreement

      In order to approve the merger of Seminis Acquisition with Seminis, on May 30, 2003, Savia, Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), a Mexican Trust (the "ARG Trust"), Conjunto Administrativo Integral, S.A. de C.V. ("CAI"), Park Financial Group, Ltd ("Park"), Emprima S.A. de C.V. ("Emprima"), Mr. Romo and Seminis Acquisition entered into a voting agreement with Fox Paine, whereby each party to the voting agreement (other than Fox Paine) agreed, among other things, to vote its shares of Seminis common stock to approve the Merger Agreement, the merger and any actions reasonably and directly related thereto. The parties to the voting agreement controlled shares of Seminis common stock representing in the aggregate approximately 85.3% of the outstanding voting power of Seminis common stock entitled to vote at the special meeting.

Exchange Agreement

      On May 30, 2003, Savia entered into an amended and restated Exchange Agreement with Seminis. Seminis issued to Savia 37,669,480 shares of Seminis Class A common stock and also paid to Savia an amount in cash equal to $13,965,443 million in exchange for Savia's right, title and interest in and to its 16,688 shares of Seminis Class C preferred stock; any right, title or interest in and to any and all accrued and unpaid cash dividends on the shares of Seminis Class C preferred stock held by Savia; any right, title or interest in or to any and all accrued and unpaid cash obligations on additional paid in capital; and any other right or claim with respect to any of the foregoing.

SAVIA SALE TO DCN

      Savia sold 66,814,318 of its shares to DCN for $34,100,000, the market price on the Mexican Stock Exchange on the date of the sale.

SAVIA-BIONOVA AGREEMENT CONVERTING DEBT TO EQUITY

      On March 29, 2004 Bionova Holding completed a financial restructuring that resulted in Bionova becoming a private company and a wholly-owned subsidiary of Savia. As part of this transaction, $2.4 million of the principal amount of Bionova Holding's debt to Savia was converted into common shares of Bionova Holding and $77.4 million, which represented the remaining balance of the $79.8 million of Bionova Holding's debt to Savia, was forgiven. The public stockholders were paid $0.09 for each share of Bionova Holding's common stock.

D.  EXCHANGE CONTROLS

      There are no such governmental laws, decrees, regulations or other legislation of Mexico which affect the import or export of capital or the remittance of dividends, interest or other payments to nonresident holders of Savia's securities.


E.  TAXATION

GENERAL

      The following is a general summary of certain U.S. federal income and Mexican tax consequences of the purchase, ownership and disposition of A Shares, ADSs and CPOs. This summary is based upon laws, regulations, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect on the date of this annual report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect these tax consequences. The tax treatment of a holder of the A Shares or the A Shares represented by ADSs and CPOs may vary depending upon the particular situation of the holder. The discussion of U.S. tax considerations is limited to investors who will hold the A Shares, ADSs and CPOs as "capital assets" and whose "functional currency" is the dollar. Certain U.S. Holders (as defined below) including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons holding the A shares, ADSs or CPOs as part of a hedge, straddle or conversion transaction, and holders of 10% or more of the voting shares of the Company, may be subject to special rules not discussed below. The discussion of Mexican tax considerations is limited to investors who are not residents of Mexico (as defined below). The discussion does not address U.S. federal estate and gift tax considerations or the effect of any U.S. state or local tax law on a holder of the A Shares or the A Shares represented by ADSs and CPOs. As used in this discussion, the term "U.S. Holder" means an individual who is a citizen or resident of the U.S., a partnership, corporation or other entity organized in or under the laws of the U.S. or any state thereof, an estate that is subject to federal income taxation without regard to the source of its income or a trust, the administration over which a U.S. court can exercise primary supervision and for which one or more fiduciaries has the authority to control all substantial decisions. The term "Non-U.S. Holder" means any holder other than a U.S. Holder. As used herein, the term "U.S." means the United States of America (including the 50 contiguous States and the District of Columbia). Holders should consult their own tax advisors about the particular tax consequences of the purchase, ownership and disposition of A shares, ADSs and CPOs.

      The U.S. and Mexico are parties to an income tax treaty and accompanying protocol (together, the "Treaty") that became effective on January 1, 1994. In general, for U.S. federal income tax purposes, holders of ADSs and CPOs will be treated as the owners of the underlying A Shares.

TAXATION OF DIVIDENDS

U.S. Tax Considerations

      Cash dividends paid out of current or accumulated earnings and profits with respect to the A Shares represented by ADSs and CPOs will be includible in the gross income of U.S. Holders as ordinary income when the dividends are actually or constructively received by the CPO Trustee. Dividends paid to a U.S. Holder that is a corporation will not be eligible for any dividends received deduction available to corporations. Subject to a holder's satisfaction of certain period requirements, dividends included in income by a noncorporate U.S. Holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) it shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a passive foreign investment company, foreign person holding company or foreign investment company. The Company does not anticipate that the ADSs or shares will qualify as readily tradable on an established securities market. Based on the Company's eligibility for the benefits of the Mexico-U.S. income tax treaty, however, the Company anticipates that it should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder of the ADSs should be taxed at a maximum rate of 15%. However, holders should be aware that the eligibility requirements for being treated as a qualified foreign corporation (in particular, the standards for determining treaty eligibility for this purpose) are not entirely clear and, pending further guidance from the Internal Revenue Service, no absolute assurance can be provided that the special 15% maximum rate will apply to the dividends. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset. Dividends paid in pesos will be includible in the income of a U.S. Holder in a dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the CPO Trustee. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss with respect to any pesos that are not converted into U.S. dollars on the day the pesos are received by the CPO Trustee. Dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. federal income tax purposes.

      A U.S. Holder will be entitled to a foreign tax credit for Mexican withholding taxes that are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

      Distributions of additional A Shares or ADSs to U.S. Holders with respect to their predistribution ADS holdings that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax (except with respect to cash received in lieu of fractional A Shares). The basis of the ADSs so received will be determined by allocating the U.S. Holders' existing adjusted basis in the ADSs (less any portion allocable to cash received in lieu of fractional shares) between the predistribution ADSs and the ADSs so received.

      A portion of a dividend received from a non-U.S. corporation will be U.S. source income unless less than 25% of the payor's gross income from all sources for the three-year period ending with the close of its taxable year preceding the declaration of the dividend was effectively connected with the conduct of a trade or business in the United States. Such a dividend will be U.S. source income generally in the same proportion as the payor's gross income that is effectively connected with the conduct of a trade or business in the U.S. bears to the payor's gross income from all sources. For 1999 and 2000, less than 25% of the Company's gross income was effectively connected with the conduct of a trade or business in the U.S. The Company can give no assurance that this will continue to be true in the future.

      Distributions with respect to A Shares represented by ADSs and CPOs paid to a Non-U.S. Holder generally will not be subject to United States withholding tax if the holding of A shares is not effectively connected with the holder's conduct of a trade or business in the United States.

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

TAXATION OF CAPITAL GAINS

U.S. Tax Considerations

      A U.S. Holder will realize a gain or loss in an amount equal to the difference between such Holder's basis in the ADSs or CPOs and the amount realized on the disposition on the sale or other disposition of ADSs or CPOs. Gain or loss realized by a U.S. Holder generally will be treated as capital gain or loss from U.S. sources. Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Holders that withdraw any CPOs should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such CPOs.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

      Dividends in respect of the A shares, ADSs or CPOs and the proceeds from the sale, exchange, or redemption of the A shares, ADSs or CPOs may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a Non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN; or other successor form, or otherwise, (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's United States income tax liability.

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

F.  DIVIDENDS AND PAYING AGENTS

      Not Applicable.


G.  STATEMENT BY EXPERTS

      Not Applicable.


H.  DOCUMENTS ON DISPLAY

      Exhibits attached to this Form 20-F are also available for viewing at the offices of Savia, Rio Sena Poniente No. 500, Col. Del Valle, San Pedro Garza Garcia, N.L. CP 66220, Mexico, or on request to Savia at the telephone number
(5281) 8173-5500, attention Rolando Herrera. Copies of Savia's financial statements and other continuous disclosure requirements required under Mexican law are available for viewing at the same address.

I.  SUBSIDIARY INFORMATION

      Not Applicable.


ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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


                       SHORT-TERM AND LONG-TERM BANK DEBT
                             AS OF DECEMBER 31, 2003

                                                                    AVERAGE
                                                 VARIABLE      VARIABLE INTEREST
   EXPECTED MATURITIES                          RATE DEBT             RATE
   -------------------                        -------------    -----------------
                                             (Ps. Millions)
   2004                                               38              5.7%
   2005                                                4              6.8%
   2006                                                3              7.0%
   2007                                                2              5.9%
   2008 and Thereafter                                 1              5.5%
                                                       -              ----
   Total                                              48              5.9%

FOREIGN CURRENCY EXCHANGE RISK

      Savia generally does not enter into foreign currency derivative transactions to hedge against movements in exchange rates. Savia, however, is exposed to foreign currency exchange risk associated with monetary assets and liabilities, principally cash and cash equivalents, accounts receivable and its short-term and long-term debt, held by Savia and its Mexican subsidiaries, denominated principally in U.S. dollars, as summarized below (in millions of U.S. dollars):

                                             2002                         2003
                                             ----                         ----
Monetary Assets                               11                           36
Current liabilities                          (93)                          (8)
Long term liabilities                         --                           (1)
Net foreign currency position                (82)                          27

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

      Certain subsidiaries of Savia operate outside of Mexico and have adopted local currencies as the functional currencies for certain of its foreign subsidiaries because their principal economic activities are most closely tied to the respective local currencies. This exposes Savia to market risk from changes in foreign exchange rates to the extent that transactions are not denominated in Mexican pesos.

      At the year end December 31, 2002 and 2003, the net assets of its foreign subsidiaries were as follows (in millions):

                                                2002                   2003
                                                ----                   ----
Cash and cash equivalents                       $2.1                   $5.8
Accounts receivable                             27.8                   20.0
Inventories                                     11.2                    5.9
Property, plant and equipment                   33.6                   30.7
Other assets                                     3.9                    3.9
                                              ------                 ------
Total Assets                                    78.6                   66.3
Current liabilities                           (128.5)                (128.8)
Long-term debt                                  (0.4)                  (0.9)
                                              ------                 ------
Net assets of foreign subsidiaries            $(50.3)                $(63.4)
                                              =======                =======

      During 2002 and 2003 the condensed results of operations of the Company's foreign subsidiaries were as follows (in millions):

                                                 2002                    2003
                                                 ----                    ----
 Net Sales                                      $131.3                   99.9
 Cost of Sales                                  (124.9)                 (89.6)
 Operating Expenses                              (15.7)                 (16.6)
 Financial Expenses                               (6.1)                  (6.3)
 Income Taxes and Other Expenses                  (2.8)                   3.4
 Consolidated Loss Income                        (18.2)                  (9.2)
 Minority Interest                                (0.2)                  (0.2)
 Majority Loss                                  $(18.4)                 $(9.4)


      DERIVATIVE FINANCIAL INSTRUMENTS

      As of December 31, 2003, the Company had no outstanding derivative financial instruments.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      NOT APPLICABLE.

                                     PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

      Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES (SARBANES-OXLEY ACT 2002)

      The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2003. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that material information relating to the Company would be made known to them by others within the Company.

      There have been no significant changes to the Company's internal controls or in other factors that could materially affect these controls after the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that at least one director, Mr. Bernardo Jiminez Barrera, is a financial expert. Mr. Jiminez has served as the Chief Financial Officer of Seminis, Inc. since October 2003 where he gained experience preparing, auditing, analyzing and evaluating financial statements.

ITEM 16B. CODE OF ETHICS

      The Board of Directors has adopted a Code of Ethics which is annexed hereto as Exhibit 11. The Company will provide a copy of the Code of Ethics to any person, without charge, upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

                                     2003           2002
                                     ----           ----
Audit fees                        5,354,681      12,220,388
Audit related fees                1,017,070         634,498
Tax fees                             60,000         188,000
Other fees                        1,290,197       1,347,000
                                  ---------      ----------
Total fees                        7,721,949      14,389,886
                                  =========      ==========


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEES

      Not Applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS


                                                             (c) Total Number        (d) Maximum Number
                                                            of Shares or (Units)      of Shares that May
              (a) Total Number                                 Purchased as            Yet Be Purchased
                 of Shares or        (b) Average Price       Part of Publicly          Under the Plans
Period         Units Purchased        Paid per Share        Announced Programs          or Programs
------         ---------------        --------------        ------------------          -----------
May 2003         66,814,318              Ps. 5.57                    N/A                         N/A


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      See ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION (U.S. GAAP, 3YRS)

      The Financial statements, together with the report of PricewaterhouseCoopers, are filed as part of this Annual Report.

      Notes to the Financial Statements.

                     SaVIA, S. A. DE C. V. AND SUBSIDIARIES

                                    FORM 20-F

                               DECEMBER 31, 2003

Savia, S.A. de C.V. and Subsidiaries

                                                                            PAGE
                                                                            ----
Report of Independent Registered Public Accounting Firm...................   F-1
Consolidated Balance Sheets as of December 31, 2002 and 2003..............   F-3
Consolidated Statements of Operations for the years ended
  2001, 2002 and 2003.....................................................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended 2000, 2002 and 2003.................................   F-5
Consolidated Statements of Changes in Financial Position for
  the years ended 2001, 2002 and 2003.....................................   F-6
Notes to the Consolidated Financial Statements............................   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of SaVIA, S. A. de C. V

We have audited the accompanying consolidated and individual balance sheets of SaVIA, S. A. de C. V. and subsidiaries (SaVIA or the Company) and of SaVIA, S.
A. de C. V. (parent company) as of December 31, 2003 and 2002, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However: (a) in the years ended December 31, 2003 and 2002, the Company incurred consolidated losses of Ps2,362 million and Ps806 million, respectively, (b) in September 2003, Seminis, Inc. (Seminis), a subsidiary, which prior to its disposition, represented a significant portion of the consolidated assets and sales, was sold and (c) there has been a deterioration in cash flow generation, which could eventually force the Company to sell the remainder of its assets. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties. Management's plans and actions in regard to these matters are described in Notes 1 and 3.

As mentioned in Note 1 to the financial statements, on April 30, 2003, the Company's stockholders ratified the proposal of the Board of Directors to sell the shares of its subsidiary Seminis, which was concluded on September 29, 2003. Consequently, as of that date Seminis ceased to be a subsidiary of SaVIA, and it has been reflected as a "Discontinued Operation" in the accompanying financial statements. The financial statements for 2002 and 2001 have been reclassified to reflect this discontinuance on the same basis.

In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of SaVIA, S. A. de C. V. and subsidiaries and of SaVIA, S. A. de C. V. (parent company) as of December 31, 2003 and 2002, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers

April 14, 2003
Monterrey, N. L., Mexico

                     SaVIA, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

    Millions of Mexican Pesos of December 31, 2003 Purchasing Power (Note 1)

                                                                  December 31,
                                                                2002       2003
                                                              ------------------
Assets
Current assets:
Cash and cash equivalents                                        Ps 57    Ps 165
Accounts receivable (Note 5)                                       366       266
Accounts receivable from related parties and
other accounts receivable (Note 5)                                  18        30
Income tax and asset tax recoverable                                67        19
Inventories (Note 6)                                             1,899     1,907
Prepaid expenses                                                    25        53
                                                              --------   -------
Total current assets from continuing operations                  2,432     2,440
Current assets from discontinued operations (Note 3)             5,478
                                                              --------   -------
Total current assets                                             7,910     2,440
                                                              --------   -------
Investment in shares and other investments (Note 2.d.)              11         6
Other long-term accounts receivable (Note 5)                       114        92
Property, plant and equipment (Note 7)                           1,065       884
Intangible assets                                                   95        53
                                                              --------   -------
Total noncurrent assets from continuing operations               1,285     1,035
Noncurrent assets from discontinued operations (Note 3)          6,377        --
                                                              --------   -------
Total noncurrent assets                                          7,662     1,035
Total assets                                                  Ps15,572   Ps3,475
                                                              ========  ========

                                                                  December 31,
                                                                2002       2003
                                                              ------------------
Liabilities and Stockholders' Equity
Current liabilities:
Bank loans and other financing (Note 8)                     Ps  1,000   Ps    34
Current portion of long-term bank debt (Note 8)                     2          4
Accounts payable to related parties and other
accounts payable                                                  461        421
                                                            ---------   --------
Current liabilities from continuing operations                  1,463        459
Current liabilities from discontinued operations
(Note 3)                                                        4,651
                                                            ---------   --------
Total current liabilities                                       6,114        459
                                                            ---------   --------
Long-term liabilities:
Bank loans                                                          5          1
Long-term accounts payable to related parties
and other accounts payable                                         51         45
Deferred income tax (Note 11)                                      74        407
                                                            ---------   --------
Long-term liabilities from continuing operations                  130        462
Long-term liabilities from discontinued operations
(Note 3)                                                          332         --
                                                            ---------   --------
Total long-term liabilities                                       462        462
                                                            ---------   --------
Total liabilities                                               6,576        921
                                                            ---------   --------
STOCKHOLDERS' EQUITY (NOTE 9):
Nominal capital stock                                               7          7
Restatement of capital stock                                    1,656      1,656
                                                            ---------   --------
                                                                1,663      1,663
Additional paid-in capital                                      2,692      3,065
Retained earnings                                              11,305      5,717
Deficit on restatement of capital                              (7,213)    (7,629
Cumulative translation adjustment                                (479)       (13
                                                            ---------   --------
Total majority interest                                         7,968      2,803
Minority interest                                               1,028       (249
                                                            ---------   --------
Total stockholders' equity                                      8,996      2,554
Subsequent event, commitments and contingencies
(Notes 1 and 13)
                                                            ---------   --------
Total liabilities and stockholders' equity                  Ps 15,572   Ps 3,475
                                                            =========   ========

The accompanying notes are an integral part of these financial statements.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                            Millions of Mexican Pesos
                      OF DECEMBER 31, 2003 PURCHASING POWER

                                                                    Year Ended December 31,
                                                             2001             2002             2003
                                                       -------------    -------------    -------------
Net sales                                              Ps      2,919    Ps      2,024    Ps      1,459
Cost of sales                                                 (2,440)          (1,694)          (1,221)
                                                       -------------    -------------    -------------
Gross margin                                                     479              330              238
Operating expenses                                              (991)            (641)            (463)
                                                       -------------    -------------    -------------
Operating loss                                                  (512)            (311)            (225)
                                                       -------------    -------------    -------------
Severance and other termination costs                           (272)
                                                       -------------
Comprehensive financing (cost) income:
Financial expenses                                              (415)             (46)             (23)
Financial income                                                 168               68               69
Exchange gain, net                                               (95)             216              130
Loss on monetary position                                         85              (54)             (10)
                                                       -------------    -------------    -------------
                                                                (257)             184              166
                                                       -------------    -------------    -------------
Other (expenses) income, net (Note 10)                          (794)          (1,499)             230
                                                       -------------    -------------    -------------
(Loss) income from continuing operations before
the following provisions                                      (1,835)          (1,626)             171
Income tax and asset tax (Note 11)                              (130)             (65)            (369)
                                                       -------------    -------------    -------------
Loss from continuing operations                               (1,965)          (1,691)            (198)
                                                       -------------    -------------    -------------
Discontinued operations, net of income tax (Note 3):
(Loss) income from discontinued operations                    (3,065)             951             (466)
Loss on sale of subsidiaries                                     772           (1,889)
                                                       -------------    -------------    -------------
(Loss) income from discontinued operations                    (2,293)             951           (2,355)
                                                       -------------    -------------    -------------
Consolidated net loss                                         (4,258)            (740)          (2,553)
                                                       -------------    -------------    -------------
Minority interest in:
Continuing operations                                            406               48               20
Discontinued operations                                          675             (114)             171
                                                       -------------    -------------    -------------
                                                               1,081              (66)             191
                                                       -------------    -------------    -------------
Net loss corresponding to majority interest            (Ps     3,177)   (Ps       806)   (Ps     2,362)
                                                       =============    =============    -------------
Loss per share applicable to majority interest,
in Mexican pesos (Note 2.l):
Continuing operations                                  (Ps      2.68)   (Ps       3.54)  (Ps      0.38)
Discontinued operations                                        (4.17)            1.80            (4.66)
                                                       -------------    -------------    -------------
Net loss per share                                     (Ps      6.85)   (Ps      1.74)   (Ps      5.04)
                                                       =============    =============    =============
Weighted average number of common shares outstanding     462,634,218      463,752,004      469,626,696
                                                       =============    =============    =============

The accompanying notes are an integral part of these financial statements.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                               Additional              Deficit on  Cumulative     Total                   Total
                                     Capital    paid-in     Retained   restatement translation  majority    Minority   stockholders'
                                      stock     capital     earnings   of capital  adjustment   interest    interest     equity
                                     --------   --------    --------    --------    --------    --------    --------    --------
Balances at December 31, 2001        Ps 1,663   Ps 2,782   Ps 12,076   (Ps 6,984)  (Ps   479)   Ps 9,058    Ps   777    Ps 9,835
                                     --------   --------    --------    --------    --------    --------    --------    --------
Changes in 2002:
Net loss for the year                      --         --        (806)         --          --        (806)         66        (740)
Loss from options on own shares            --        (90)         --          --          --         (90)         --         (90)
Reserve for relisting of shares            --         --          35          --          --          35          --          35
Loss from holding nonmonetary assets       --         --          --        (229)         --        (229)         --        (229)
                                     --------   --------    --------    --------    --------    --------    --------    --------
Comprehensive loss (Note 2.m)              --        (90)       (771)       (229)         --      (1,090)         66      (1,024)
                                     --------   --------    --------    --------    --------    --------    --------    --------
Changes in minority interest               --         --          --          --          --          --         185         185
                                     --------   --------    --------    --------    --------    --------    --------    --------
Balances at December 31, 2002           1,663      2,692      11,305      (7,213)       (479)      7,968       1,028       8,996
                                     --------   --------    --------    --------    --------    --------    --------    --------
Changes in 2003:
Net loss for the year (Note 3)             --         --      (2,828)         --         466      (2,362)       (191)     (2,553)
Gain from options on own shares            --        373          --          --          --         373          --         373
Reserve for relisting of shares            --         --          14          --          --          14          --          14
Loss from holding nonmonetary assets       --         --          --        (416)         --        (416)         --        (416)
                                     --------   --------    --------    --------    --------    --------    --------    --------
Comprehensive loss (Note 2.m)              --        373      (2,814)       (416)         --      (2,391)       (191)     (2,582)
                                     --------   --------    --------    --------    --------    --------    --------    --------
Dividends declared (Note 9)                --         --      (2,774)         --          --      (2,774)         --      (2,774)
                                                                                                                        --------
Changes in minority interest               --         --          --          --          --          --      (1,086)     (1,086)
                                     --------   --------    --------    --------    --------    --------    --------    --------
Balances at December 31, 2003        Ps 1,663   Ps 3,065    Ps 5,717   (Ps 7,629)  (Ps   13)    Ps 2,803   (Ps   249)   Ps 2,554
                                     ========   ========    ========    ========    ========    ========    ========    ========
Corresponding to:
   Parent Company                    Ps 1,663   Ps 3,065    Ps12,904   (Ps 7,629)  (Ps   13)    Ps 9,990          --    Ps 9,990
   Subsidiaries                            --         --      (7,187)         --          --      (7,187)  (Ps   249)     (7,436)
                                     --------   --------    --------    --------    --------    --------    --------    --------
                                     Ps 1,663   Ps 3,065    Ps 5,717   (Ps 7,629)  (Ps   13)    Ps 2,803   (Ps   249)   Ps 2,554
                                     ========   ========    ========    ========    ========    ========    ========    ========

This statement is applicable to and also forms part of the individual financial statements of the Parent Company.

The accompanying notes are an integral part of these financial statements.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                            MILLIONS OF MEXICAN PESOS
                      OF DECEMBER 31, 2003 PURCHASING POWER

                                                                    Year Ended December 31,
                                                                ------------------------------
                                                                   2001       2002       2003
                                                                --------    -------   --------
OPERATIONS
Consolidated net loss for the year                              (Ps4,258)   (Ps 740)  (Ps2,553)
Loss (income) from discontinued operations                         2,565       (951)     2,355
                                                                --------    -------   --------
Loss from continuing operations                                   (1,693)    (1,691)      (198)
Items not affecting resources:
Depreciation and amortization                                        745        105         79
Deferred income tax                                                   76         47        343
Write-off of investment in Desarrollo Forestal, S. A. de C. V         --        431
                                                                --------    -------   --------
                                                                    (872)    (1,108)       224
Changes in:
Accounts receivable and recoverable taxes                            226        (96)       148
Current portion of accounts receivable from
   and payable to related parties, net                              (913)        39         88
Inventories                                                           (7)      (334)        (8)
Other assets                                                         (13)       173        (28)
Accounts payable and accrued expenses                               (521)      (584)      (141)
                                                                --------    -------   --------
Resources (used in) provided by operations                        (2,100)    (1,910)       283
                                                                --------    -------   --------
FINANCING
Bank loans and other financing, net                               (5,752)       579       (965)
Other long-term accounts receivable and payable                      726        440         22
Dividends declared                                                    --         --     (2,774)
Movements in reserve for repurchase of shares                     (2,394)       (54)       387
Cumulative translation adjustment                                    466
Changes in minority interest                                      (9,159)       185     (1,086)
                                                                --------    -------   --------
Resources (used in) provided by financing activities             (16,579)     1,150     (3,950)
                                                                --------    -------   --------
INVESTING
Sale of subsidiaries, net; includes cancellation of
   goodwill of Ps1,761 in 2003 (Note 3)                           17,856        692      3,640
Property, plant and equipment                                        163        (17)        94
Intangible assets                                                    254         14         41
                                                                --------    -------   --------
Resources provided by investing activities                        18,273        689      3,775
                                                                --------    -------   --------
(Decrease) increase in cash and cash equivalents                    (406)       (71)       108
Cash and cash equivalents at beginning of year                       534        128         57
                                                                --------    -------   --------
Cash and cash equivalents at end of year                         Ps  128    Ps   57    Ps  165
                                                                ========    =======   ========

The accompanying notes are an integral part of these financial statements.

                              SAVIA, S. A. DE C. V.
                                (Parent Company)

                                  BALANCE SHEET

MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                                                                         December 31,
                                                                                       2003       2002
                                                                                      -------    -------
ASSETS
Current assets:
Cash and cash equivalents                                                             Ps   67    Ps   16
Accounts receivable from subsidiaries and related parties (Note 5)                      2,276      1,004
Other accounts receivable                                                                  16          2
Income tax recoverable                                                                     46         34
                                                                                      -------   --------
Total current assets                                                                    2,405      1,056
                                                                                      -------   --------
Deferred income tax                                                                        --        202
Investment in shares and other investments (Note 2.d)                                      19        147
Long-term account receivable from subsidiaries, SaVIA Holding, (Note 5)                    --      1,079
Investment in subsidiaries                                                              2,103      2,461
Property and equipment, net                                                                72         77
Other assets                                                                               37         42
                                                                                      -------   --------
Total non current assets from continuing operations                                     2,231      4,008
Non current assets from discontinued operations (Note 3)                                   --      5,423
                                                                                      -------   --------
Total non current assets                                                                2,231      9,431
                                                                                      -------   --------
Total assets                                                                          Ps4,636   Ps10,487
                                                                                      =======   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term liabilities:
Bank loans and other financing (Note 8)                                                         Ps   866
Accounts payable to subsidiaries, related parties
and other accounts payable                                                            Ps  348        348
Accounts payable and accrued expenses                                                      27         73
                                                                                      -------   --------
Total current liabilities                                                                 375      1,287
Long-term accounts payable to subsidiaries, related parties
and other accounts payable                                                              1,458      1,232
                                                                                      -------   --------
Total liabilities                                                                       1,833      2,519
                                                                                      -------   --------
Stockholders' equity (Note 9):
Nominal capital stock                                                                       7          7
Restatement of capital stock                                                            1,656      1,656
                                                                                      -------   --------
                                                                                        1,663      1,663
Additional paid-in capital                                                              3,065      2,692
Retained earnings                                                                       5,717     11,305
Deficit on restatement of capital                                                      (7,629)    (7,213)
Cumulative translation adjustment                                                         (13)      (479)
                                                                                      -------   --------
Total stockholders' equity                                                              2,803      7,968
Subsequent events, commitments and contingencies (Notes 1 and 13)
                                                                                      -------   --------
Total liabilities and stockholders' equity                                            Ps4,636   Ps10,487
                                                                                      =======   ========
The accompanying  notes are an integral part of these financial statements

                              SAVIA, S. A. DE C. V.
                                (Parent Company)

                               STATEMENT OF INCOME

MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                                     Year Ended December 31,
                                                        2003      2002
                                                     --------    ------
Revenues from dividends, services and royalties        Ps  12    Ps 117
                                                     --------    ------
Operating expenses                                        (34)      (50)
Services rendered by subsidiaries                         (48)      (73)
                                                     --------    ------
                                                          (82)     (123)
                                                     --------    ------
Operating loss                                            (70)       (6)
                                                     --------    ------
Comprehensive financing income (cost):
Financial expense                                         (88)     (169)
Financial income                                          174       180
Exchange gain (loss), net                                 129       (34)
Loss on monetary position                                 (13)      (19)
                                                     --------    ------
                                                          202       (42)
                                                     --------    ------
                                                          132       (48)
Other income, net (Note 10)                                51       345
                                                     --------    ------
Income before the following provision                     183       297
Provision for income tax                                 (207)      (18)
                                                     --------    ------
(Loss) income before equity in loss of subsidiaries       (24)      279
Equity in loss of subsidiaries                           (154)   (1,922)
                                                     --------    ------
Loss from continuing operations                          (178)   (1,643)
                                                     --------    ------
Discontinued operations, net of income tax (Note 3):
(Loss) income from discontinued operations               (295)      837
Loss on sale of subsidiaries                           (1,889)       --
                                                     --------    ------
                                                       (2,184)      837
                                                     --------    ------
Net loss for the year                                Ps(2,362)   Ps(806)
                                                     ========    ======

The accompanying notes are an integral part of these financial statements.

                              SAVIA, S. A. DE C. V.
                                (Parent Company)

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                                               Year Ended December 31,
                                                                   2003      2002
                                                                  ------    ------
OPERATIONS
(Loss) gain from continuing operations,
before equity in loss of subsidiaries                             (Ps 24)   Ps 279
Items not affecting resources:
Depreciation and amortization                                          2       153
Deferred income tax                                                  207        30
                                                                  ------    ------
                                                                     185       462
Changes in:
Accounts with subsidiaries, net                                     (117)    1,612
Other                                                                (77)       52
                                                                  ------    ------
Resources (used in) provided by operations                            (9)    2,126
                                                                  ------    ------
FINANCING
Bank loans and other financing, net                                 (866)       59
Accounts with subsidiaries, affiliates and related parties, net      155    (1,094)
Dividends declared                                                (2,774)       --
Reserve for repurchase of share                                      387       (54)
Cumulative translation on adjustment                                 466        --
                                                                  ------    ------
Resources used in financing activities                            (2,632)   (1,089)
                                                                  ------    ------
INVESTING
Divestiture of subsidiaries, net; includes cancellation of
goodwill by Ps1,761 in 2003 (Note 3)                               2,685    (1,099)
Property and equipment                                                 4        --
Other assets                                                           4        21
                                                                  ------    ------
Resources provided by (used in) investing activities               2,693    (1,078)
                                                                  ------    ------
Increase (decrease) in cash and cash equivalents                      52       (41)
Cash and cash equivalents at beginning of year                        15        56
                                                                  ------    ------
Cash and cash equivalents at end of year                          Ps  67    Ps  15
                                                                  ======    ======

The accompanying notes are an integral part of these financial statements.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2002 AND 2003

                 MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003
           PURCHASING POWER (except per share data and exchange rates)

NOTE 1 - DESCRIPTION OF BUSINESS

SaVIA carries out its activities through subsidiary companies, of which it owns or controls, directly or indirectly, the majority of the common stock. The term "the Company", as used in these financial statements, refers to SaVIA together with its consolidated subsidiaries.

At December 13, 2002 SaVIA announced the signing of a letter of intent with Fox Paine & Company LLC (Fox Paine), a U.S. investment fund, through which Fox Paine and certain parties related to SaVIA agreed to purchase all outstanding shares of Seminis, Inc. (Seminis), the Company's major subsidiary. The letter of intent was not binding for the parties, so at December 31, 2002 the Company did not write down its investment in Seminis to its expected realization value.

At an Extraordinary General Meeting on April 30, 2003 the stockholders approved a proposal by the Board of Directors (a) to sell the Seminis shares owned by SaVIA, and other related parties, (b) to settle the syndicated loan payable by SaVIA and (c) to declare a dividend in cash to its stockholders. At September 29, 2003 SaVIA concluded the process of the sale of shares and as from that date, Seminis is no longer its subsidiary. Consequently, this disinvestment has been reflected as "Discontinued Operations". The financial statements for 2002 and 2001 have been reclassified on the same basis..

Accounting principles generally accepted in Mexico provide that when a significant segment of an entity is discontinued, as in the case of Seminis (see
Note 3), the assets, liabilities, income and expenses of this discontinued segment should be shown separately in the consolidated and individual financial statements, under the description "Discontinued Operations". As a result, the emphasis in the accompanying financial statements and the respective notes is on the Company's continuing activities, and the concepts shown in the consolidated and individual financial statements as "Discontinued Operations" for all reported periods correspond to the financial information of Seminis and its subsidiaries.

SaVIA's shares were listed in the Mexican Stock Exchange and the New York Stock Exchange (NYSE). In October 2003, as a result of the aforementioned sale of shares of Seminis, SaVIA received notification from the NYSE that its shares would no longer be listed in that stock exchange. Its ADR's (securities issued by an authorized bank supported by shares deposited by Mexican issuers) are currently traded in the over the counter market.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

                 MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003
           PURCHASING POWER (except per share data and exchange rates)

SUBSEQUENT EVENT

At March 30, 2004, SaVIA announced that its subsidiary Bionova Holding Corp. (Bionova Holding), concluded its financial restructuring consisting of the partial capitalization of its debt of US$79.8 million with SaVIA and its merger with Ag Biotech Capital Inc., a related party based in the United States of America. Consequently, Bionova Holding became a private wholly- owned subsidiary of SaVIA (see Note 3).

Following are the principal consolidated subsidiaries (most Mexican subsidiaries are "S. A. de C. V.") and a description of the business segments in which they operate:

                                                    % ownership at
                                                      December 31,
                                                    ---------------
                                                     2002     2003
                                                    ------   ------
CONTINUING OPERATIONS
REAL ESTATE DEVELOPMENT
Desarrollo Inmobiliario Omega                        100.0    100.0
Nuevos Desarrollos Regionales de Monterrey              --    100.0
      Vector Fondo Empresarial                        68.9     77.4
      Inmobiliaria Terra                             100.0    100.0
      Urbanizadora Las Arboledas                     100.0    100.0
FRESH PRODUCE
(Fresh produce and other agrobusiness)
AG-Biotech Capital LLC (1)                           100.0    100.0
      Bionova Holding Corporation (1)                 76.6     78.6
      DNA Plant Technology Corporation (1)           100.0    100.0
      Agrobionova                                    100.0    100.0
      International Produce Holding Company (1)      100.0    100.0
Agromod                                              100.0    100.0

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                          % ownership at
                                            December 31,
                                          ---------------
                                            2002     2003
                                          ------   ------
OTHER BUSINESSES
Valores Asociados                          100.0    100.0
SaVIA Holding, B. V                        100.0    100.0
      Empaques Ponderosa (Empaq)            85.4     99.0
      Servicios Ponderosa                  100.0    100.0
DISCONTINUED OPERATIONS (NOTE 3)
Seminis, Inc. (1)                           63.4       --
      Seminis Vegetable Seeds, Inc. (1)    100.0       --
      Hungnong Seed Co., Ltd. (1)          100.0       --
      Choong Ang Seed Co. (1)              100.0       --

(1) The financial statements of foreign subsidiaries have been conformed to accounting principles generally accepted in Mexico. The cumulative translation adjustment of those financial statements is recorded directly in stockholders' equity.

NOTE 2 - BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However: (a) in the years ended December 31, 2003, 2002 and 2001, the Company incurred consolidated losses of Ps2,362 million, Ps806 million, and Ps3,177 respectively, (b) in September 2003, Seminis, Inc. (Seminis), a subsidiary representing a significant portion the consolidated assets and sales was sold and (c) there has been a deterioration in cash flow generation, which could eventually force the Company to sell the rest of its assets. These matters, among others, raise substantial doubts about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the valuation and classification of the assets and classification and amount of the liabilities that might result from the outcome of these uncertainties.

The consolidated financial statements include those of SaVIA and all its subsidiaries. The individual financial statements of SaVIA are prepared to comply with the legal requirements to which the parent company is subject to as an independent legal entity. In the financial

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

statements of the parent company the investment in shares of subsidiaries is accounted for by the equity method.

The preparation of the financial information in conformity with accounting principles generally accepted in Mexico (MEX-GAAP) requires that management make estimates and assumptions which affect the figures in the balance sheet and in the statement of income for the period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2003 purchasing power.

The most important indexes (NCPI) used to recognize the effects of inflation on the financial statements were (second half of June 2002 = 100):

                         December
                           2003               106.996
                           2002               102.904
                           2001                97.354

To recognize inflation in other countries, mainly the United States of America, indexes published by the Banco de Mexico are used.

Following are the most significant accounting policies applied on a consistent basis in the preparation of the Company's consolidated and individual financial statements:

a.    FOREIGN CURRENCY TRANSACTIONS

      Assets and liabilities denominated in foreign currencies, mainly U. S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in the exchange rates between the transaction and settlement dates, or the balance-sheet date, are charged or credited to income.

b.    CASH AND CASH EQUIVALENTS

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     The Company classifies as cash equivalents all highly liquid investments purchased with an original maturity of three months or less. The Company invests its excess cash in deposits with major domestic and international banks, in government securities and in money market accounts with financial institutions.

c.   INVENTORIES AND COST OF SALES

     REAL ESTATE DEVELOPMENT

     Land is stated at acquisition cost, plus additional disbursements as shown in Note 6, restated by applying factors derived from the NCPI to appraisals made by independent experts in 1998.

     Land urbanization expenditures (adaptation, surfacing, public services, etc.) are stated at their restated value by applying factors derived from the NCPI to the historical cost.

     The cost of land sold represents the cost of land and the corresponding proportion of urbanization expenses, determined based on restated costs of land and as well as the restated cost of the urbanization expenses.

     The comprehensive financing cost of loans contracted to finance land in process of development is capitalized as part of those assets and included in cost of sales when such land is sold.

     FRESH PRODUCE

     Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price and production costs for the period. Cost of sales is determined based on estimated replacement costs prevailing on the dates in which inventories are sold.

d.   INVESTMENT IN SHARES AND OTHER INVESTMENTS

     In the balance sheet of the Parent Company, the investment in subsidiaries is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derived from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     Other investments, which are individually insignificant and/or represent less than 10% of the capital stock of the issuers, are accounted for under the cost method and the balances are restated by applying factors derived from the NCPI to their original cost, less a valuation allowance where required.

     Losses on closing down subsidiary companies due to their inability to continue their normal operations are recognized by charging to operations of the year in which the decision is taken the book value of the related investments, including goodwill, in the books of the Parent Company at that date.

e.   PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

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

f.   ACQUISITIONS AND INTANGIBLE ASSETS

     Underlying assets and liabilities of acquired companies are recorded at fair market values and any excess purchase price is recorded as "Goodwill". Goodwill is indexed by applying factors derived from the NCPI to the original cost. Amortization is calculated at an annual rate of 5%.

     The intangible assets represent basically the cost of patents and trademarks, expenses identified with the acquisition of subsidiaries, costs relative to the development and installation of integrated software, etc. and are amortized over periods of 10 to 20 years.

g.   SEVERANCE COMPENSATION

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

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

h.   DERIVATIVE FINANCIAL INSTRUMENTS

     Assets and liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other assets or liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on SaVIA's own shares, which are recorded directly in stockholders' equity.

i.   COMPREHENSIVE FINANCING (EXPENSE) INCOME

     This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

     The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's average monthly net monetary assets or liabilities during the year.

j.   REVENUE RECOGNITION AND RELATED COSTS

     REAL ESTATE DEVELOPMENT

     Revenue from sales of land is recognized upon the signing of the sales agreement. Financed sales of land are effected at a term exceeding thirteen months, under contracts that accrue interest at a fixed rate. Unearned interest derived from such sales is credited to income on an accrual basis. Income corresponding to land urbanization is recorded in conformity with the percentage-of-completion method.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     Contract work to be performed represents unearned income related to the urbanization in process of land sold.

     Costs of land sold and the corresponding urbanization costs are recorded as stated in paragraph c. above. The cost of sales of houses is determined by the specific cost of each unit sold.

     Income and costs are restated by applying factors derived from the NCPI.

     FRESH PRODUCE

     Companies in the Fresh produce segments recognize their revenues when the merchandise is delivered and billed to customers. The revenues and the accounts receivable are recorded net of allowances for returns and doubtful accounts, respectively.

k.   INCOME TAX AND EMPLOYEES' PROFIT SHARING

     SaVIA and Empaq and their respective Mexican subsidiaries file consolidated income tax returns.

     Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

l.   EARNINGS PER SHARE

     Earnings per share computations are based on the net income (loss) attributable to the majority interest divided by the weighted average number of shares outstanding during the year. There are no effects arising from potentially dilutive shares.

m.   COMPREHENSIVE LOSS

     The various captions relating to earned surplus for the year, other than dividends paid, are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".

NOTE 3 - CHANGES IN SHARE OWNERSHIP

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

AND INVESTMENT PORTFOLIO

Operations relative to the sale of shares of Seminis and the financial restructuring of Bionova Holding, are described below:

SEMINIS

On September 29, 2003, the sale of the Company's investment in Seminis was effected through the following simultaneous operations:

o The shares in Seminis were sold for US$266 million, equivalent to Ps2,908. The Company recognized a loss on sale of shares in the amount of Ps1,889, resulting mainly from the write-off of goodwill amounting to Ps1,761, which had previously arisen from the acquisition of Seminis and from the repurchase of minority interest from ex-stockholders of Seminis.

o Of the proceeds obtained from the sale of the shares, US$65 million were used to repay the syndicated loan and the debt with related parties owed by SaVIA, net of debt forgiveness of US$25 million, and to pay a dividend in cash to SaVIA's stockholders in the amount of US$251 million, equal to Ps2,774 (see Note 9).

The effect of the sale of Seminis was recorded in the consolidated statement of income for 2003 under the item "Discontinued Operations". For this purpose, the following is shown separately: (a) the loss incurred on the sale of the shares of Seminis and (b) the recognition of the Company's equity in the results of Seminis and its subsidiaries through the date of the sale. For comparative purposes, the 2002 and 2001 financial statements have been reclassified to reflect the same presentation.

The cumulative translation adjustment relating to Seminis included directly in stockholders' equity in prior years was reclassified to retained earnings in the statement of changes in stockholders' equity, so that the balance of this adjustment at December 31, 2003 corresponds exclusively to the foreign subsidiaries included in continuing operations.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

The Discontinued Operations amounts for the years ended December 31, were as follows:

                                                  2001           2002      2003
                                                --------       -------   --------
Net sales                                       Ps19,124       Ps5,206    Ps4,405
Cost and operating expenses                      (20,129)       (4,470)    (3,930)
 Comprehensive financing cost                       (387)         (255)      (218)
 Other expenses, net                                (369)         (301)      (626)
                                                --------       -------   --------
 (Loss) income before provisions                  (1,761)          180       (369)
 Provision for taxes                              (1,165)          771        (97)
                                                --------       -------   --------
Net (loss) income from Discontinued Operations    (2,926)          951       (466)
Extraordinary items, net                            (139)           --         --
Income (loss) on sale of shares of
subsidiaries sold                                    772            --     (1,889)
                                                --------       -------   --------
                                                (Ps2,293)      Ps  951   (Ps2,355)
                                                ========       =======   ========

(1) This amount is shown net of the cancellation of certain tax liability provisions recorded in 2001 for Ps747, as described in Note 13.

The net assets of the Discontinued Operations included in the consolidated balance sheet at December 31, 2002 are analyzed as follows:

ASSETS
Current assets:
Cash and cash equivalents                  Ps   364
Accounts receivable, net                      1,773
Inventories                                   3,279
Other current assets                             62
                                           --------
Total current assets                          5,478
                                           --------
Investment in associated companies                3
Property, plant and equipment, net            1,909
Goodwill, net                                 3,801
Intangible assets, net                          664
                                           --------
Total noncurrent assets                       6,377
                                           --------
Total assets                               Ps11,855
                                           ========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt                            Ps 3,068
Other current liabilities                     1,583
                                           --------
Total current liabilities                     4,651
                                           --------
Long-term debt                                  180
Other long-term liabilities                     152
                                           --------
Total long-term liabilities                     332
                                           --------
Total liabilities                             4,983
Stockholders' equity                          6,872
                                           --------
Total liabilities and stockholders'
    equity                                 Ps11,855
                                           ========

BIONOVA HOLDING

At March 30, 2004, SaVIA announced that its subsidiary Bionova Holding had concluded its financial restructuring and its merger with Ag Biotech Capital Inc., a related party based in the United States of America.

In accordance with U.S. stock exchange regulations, the ownership percentage of SaVIA after the capitalization and forgiveness of its debt (100%) allowed Bionova Holding to merge with a subsidiary of SaVIA and simultaneously cease being listed in the U.S. stock markets. As a result of this transaction, the minority shareholders of Bionova Holding received US$0.09 per share.

The financial restructuring of Bionova Holding, whose accounting effects will be recognized by SaVIA as of March 31, 2004, involved the following operations:

o The issuance of 26,959,097 shares subscribed and paid for by SaVIA for an amount of US$2.5 million (US$0.01 per share), applied to reduce the debt owed by Bionova Holding to SaVIA totaling US$55.5 million.

o SaVIA contributed the aforementioned 26,959,097 shares to its subsidiary Ag Biotech Capital LLC, which owned 18,076,839 shares of the capital stock of Bionova Holding, increasing its holding to 45,035,936 shares, representing 90.1% of the capital stock of Bionova Holding. These shares were in turn contributed to a new entity, Ag Biotech Capital Inc., created for this purpose.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

o SaVIA wrote-off the remaining balance of debt payable by Bionova Holding in the amount of US$53.0 million and the related accumulated interest of US$24.3 million.

o Immediately after writing off the principal and interest, Ag Biotech Capital Inc. merged with Bionova Holding, the latter subsisting as the surviving entity; therefore, since that date, Bionova Holding is a private wholly-owned subsidiary of SaVIA.

In order to carry out those transactions, the Board of Directors of Bionova Holding contracted the services of AgriCapital Securities Inc., an investment bank with experience in agricultural companies, to act as the financial advisor and assist the Board in analyzing the appropriateness of developing the exchange strategy for the aforementioned debt write-off and merger, while safeguarding the interests of the minority stockholders of the company. In its report, AgriCapital concluded that the payment of US$0.09 per share to the minority stockholders and the issuance of shares of the company in connection with the exchange were fair from the financial point of view for both the minority stockholders and Bionava Holding.

As a result of the aforementioned agreements, Bionova Holding ceased to be a public company. Likewise, the registration of the company with the Securities and Exchange Commission in the United States (SEC) was terminated, as well as its obligation to report financial information thereto; therefore, at the date of issuance of these financial statements, there is no public market for the shares of Bionova Holding.

NOTE 4 - FLUCTUATION OF THE MEXICAN
PESO AND COMPANY'S FOREIGN CURRENCY POSITION

At December 31, the peso exchange rates with the U.S. dollar were as follows:

                    2003                        11.199
                    2002                        10.361
                    2001                         9.169

At April 14, 2003, date of issuance of the audited financial statements, the exchange rate was Ps11.2702 pesos to the U.S. dollar.

Amounts in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company's foreign currency transactions are carried out.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

At December 31, 2003, SaVIA and its Mexican subsidiaries had the following foreign currency monetary assets and liabilities:

Assets                                    US$  35,903
                                          -----------
Current liabilities                            (8,141)
Long-term liabilities                          (1,127)
                                          -----------
                                               (9,268)
                                          -----------
Net foreign currency position             US$  26,635
                                          ===========

Following is a summary of the foreign currency transactions of SaVIA and its Mexican subsidiaries:

                                      Year Ended December 31,
                                2001           2002             2003
                             ----------    ------------     -----------
Merchandise exports and
other sales in dollars       US$ 54,311    US$  129,225     US$  97,166
Interest income                   2,610               4              --
Imports of raw materials and
spare parts                      (4,393)         (5,217)         (4,319)
Interest expense                 (2,966)         (2,044)             --
Technical assistance, net        (6,385)           (562)         (3,961)
Other                              (443)           (490)             --
                             ----------    ------------     -----------
                             US$ 42,734    US$  120,916     US$  88,886
                             ==========    ============     ===========

Summaries of the financial position of the foreign subsidiaries of SaVIA are shown below:

                                             December 31,
                                          2002           2003
                                      ----------     ----------
Cash and cash equivalents             US$  2,130     US$  5,796
Accounts receivable, net                  27,783         20,012
Inventories                               11,218          5,850
Property, plant and equipment, net        33,577         30,662
Other assets                               3,936          3,996
                                      ----------     ----------
                                          78,644         66,316
                                      ----------     ----------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                             December 31,
                                          2002           2003
                                      ----------     ----------
Current liabilities                      128,529        128,782
Long-term liabilities                        441            895
                                      ----------     ----------
                                         128,970        129,677
                                      ----------     ----------
Stockholders' equity                  (US$50,326)    (US$63,361)
                                      ==========     ==========

The following summarizes the results of operations of the foreign subsidiaries:

                                             December 31,
                                  2001           2002           2003
                              ----------     ----------      ---------
Net sales                    US$ 207,600    US$ 131,334     US$ 99,905
                              ----------     ----------      ---------
Cost of sales                    184,285        124,900         89,629
Operating expenses                28,610         15,675         16,640
Financial expenses                 7,530          6,115          6,308
Taxes and other expenses          55,178          2,819         (3,427)
                              ----------     ----------      ---------
                                 275,603        149,509        109,150
                              ----------     ----------      ---------
Consolidated net loss            (68,003)       (18,175)        (9,245)
Minority interest                   (461)          (230)          (205)
                              ----------     ----------      ---------
Majority net (loss) income   (US$ 68,464)   (US$ 18,405)    (US$ 9,450)
                              ==========     ==========      =========

NOTE 5 - ACCOUNTS RECEIVABLE

Consolidated current receivables, including accounts with related parties, are comprised of the following:

                                                 December 31,
                                            2002              2003
                                         ---------         ---------
Trade, mainly Agrotechnology segment     Ps    329         Ps    226
Other accounts receivable                       84                80
                                         ---------         ---------
                                               413               306
Less - Allowance for doubtful accounts         (47)              (40)
                                         ---------         ---------
                                         Ps    366         Ps    266
                                         =========         =========
Accounts with related parties:

Notes receivable                         Ps     66           Ps   65
Other                                            9                20
                                         ---------         ---------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                 December 31,
                                            2002              2003
                                         ---------         ---------
                                                75                85
Less - Allowance for doubtful accounts         (57)              (55)
                                         ---------         ---------
                                         Ps     18           Ps   30
                                         =========         =========

In addition to the above-mentioned accounts receivable at December 31, 2003 and 2002, there were the following fully reserved accounts receivable to related parties:

a. At December 31, 2003, long-term accounts receivable from related parties totaled Ps580, which were reserved as from December 31, 2002 by SaVIA's management, in order to recognize the risk of uncollectibility as result of the restructuring process of such companies. Of this amount, Ps485 corresponds to Pulsar Internacional, S. A. de C. V. and Ps95 to Mandala Internacional, S. A. de C. V.

b.   At December 31, 2002, there was an account receivable by Servasa, S. A. de
     C. V. (Servasa) for Ps445 (US$41.3 million) due from Mr. Alfonso Romo Garza, Chairman of the Board of Directors and Chief Executive Officer of SaVIA. At that date, SaVIA's management decided to reserve this account as uncollectible, mainly due to the restructuring process which Mr. Romo's principal companies were going through.

In May 2003, Servasa entered into a transfer of rights agreement for US$16.1 million with Desarrollo Consolidado de Negocios, S. A. de C. V. (DCN), through which it partially transferred the rights over the account receivable from Servasa mentioned above. After the recovery of this account by DCN, SaVIA collected an amount equal to the amount transferred.

Other long-term accounts receivable shown in the consolidated balance sheet at December 31, 2003 and 2002 for Ps92 and Ps114, respectively, relate to a receivable of Agrobionova due from a producer with which Agriobionova has entered into Equity Partnership agreements. These receivables are collateralized with fixed assets of Santa Cruz Empacadora S. A. de C.V., a company in which company the producer is a stockholder.

NOTE 6 - INVENTORIES

                                                          December 31,
                                                   2002                   2003
                                                ----------            ----------
REAL ESTATE DEVELOPMENT:
Land available for sale                         PS   1,698            PS   1,767
                                                ----------            ----------
AGROTECHNOLOGY:

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                          December 31,
                                                   2002                  2003
                                                ----------            ----------
Finished products                                        6                     5
Production in process                                  138                   101
Direct materials, spare parts and other                 57                    34
                                                ----------            ----------
                                                       201                   140
                                                ----------            ----------
                                                Ps   1,899            Ps   1,907

The land inventories of the real estate development segment are analyzed as follows:

                                                   2002                   2003
                                                ----------            ----------
Acquisition cost                                Ps     220             Ps    189
Notary expenses, fees, commissions,
taxes and location expenses                             90                    49
                                                ----------             ---------
                                                       310                   238
Increase from inflation restatement                  1,212                 1,210
                                                ----------             ---------
Restated amount                                      1,522                 1,448
Advances to suppliers                                   19                    17
                                                ----------             ---------
Total land                                           1,541                 1,465
Urbanization expenses                                  106                   142
                                                ----------             ---------
                                                     1,647                 1,607
Buildings in process of sale and other projects         51                   160
                                                ----------             ---------
Total land available for sale                   Ps   1,698             Ps  1,767
                                                ==========             =========

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

At December 31, this caption comprised the following:

                                                   2002                   2003
                                                ----------             ---------
Property                                        Ps     398             Ps    333
Machinery and equipment                                861                   634
Leasehold improvements                                 384                   384
Advances to machinery suppliers and other               19                    10
                                                ----------             ---------
                                                     1,662                 1,361
Less - Accumulated depreciation and
       amortization                                    597                   477
                                                ----------             ---------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                   2002                   2003
                                                ----------             ---------
                                                Ps   1,065             Ps    884
                                                ==========             =========

Depreciation charged to income represented approximate average annual rates of 3% for buildings and 6% for machinery and equipment in both years. Leasehold improvements are amortized over the duration of the agreement.

NOTE 8 - BANKS LOANS AND OTHER FINANCING

At December 31, bank loans and other short-term financing are comprised of the following:

                                                  2002                    2003
                                                ---------               --------
Bank loans, contracted by Bionova Holding (1)   PS     83               PS    38
                                                ---------               --------
Syndicated loan:
Secured bank loans                                    184                      -
Financial institutions                                502                      -
Notes payable to related parties
   (Ps180 to Pulsar Internacional S. A. de C. V.
   and Ps53 to Conjunto Administrativo Integral

   S. A. de C. V.)                                    233                      -
                                                ---------               --------
                                                      919                      -
                                                ---------               --------
                                                Ps  1,002               Ps    38
                                                =========               ========

(1)      Guaranteed by SaVIA.

At December 31, 2003 the interest rate on the bank loans contracted by foreign subsidiary was 8%.

As disclosed in Note 3, in September 2003, SaVIA repaid the syndicated loan, which had been past due since December 6, 2002, as well as the notes payable to related parties.

NOTE 9 - STOCKHOLDERS' EQUITY

At December 31, 2003, the subscribed and paid-in fixed minimum capital stock without right of withdrawal of Ps7 was represented by 470,592,934 Class I, Series "A", common, registered, non-par-value shares. According to the Company's by-laws, the amount of the variable portion of the capital stock may not exceed ten times the amount of the fixed minimum capital stock, and Series "A" shares may be owned only by Mexican investors.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

At December 31, 2003, SaVIA placed in the stock market 3,305,075 shares of its capital stock previously repurchased, as indicated in the statement of changes in stockholders' equity. At that date, the retained earnings included a legal reserve of Ps333 and a reserve for repurchase of shares of Ps1,074.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years. At December 31, 2003, consolidated previously taxed earnings amounted to Ps2,173.

As mentioned in Note 3, in a General Extraordinary Meeting held on April 30, 2003, the Company's stockholders declared a dividend equal to US$0.5338 per outstanding share of SaVIA, as part of the agreements related with the sale of shares of Seminis referred to above. The statement of changes in stockholders' equity shows the payment of dividends made at September 30, 2003 in the amount of Ps2,774.

Deficit on restatement of capital comprises mainly the gain or loss from holding nonmonetary assets. This gain or loss represents the difference between the specific restatement of these assets and their restatement based on inflation measured in terms of the NCPI.

NOTE 10 - OTHER INCOME (EXPENSES), NET

The net (expense) income is composed of the following:

                                                   Year Ended December 31,
                                               2001         2002         2003
                                              ------       ------       ------
Write-off of investment in Desarrollo
   Forestal, S. A. de C. V                        --       (Ps431)          --
Bad debt recovery (provision) (Note 5)            --       (1,055)      Ps 180
Profit on sale of shares of subsidiaries          --           --           64
Other expenses, net                           (Ps164)         (13)         (14)
                                              ------      -------       ------
                                              (Ps164)    (Ps1,499)      Ps 230
                                              ======      =======       ======

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

NOTE 11 - INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

SaVIA and Empaq and their respective subsidiaries file a consolidated their income for tax purposes.

The net charge to consolidated income for taxes was as follows:

                                                 Year Ended December 31,
                                                2001      2002      2003
                                               -----      ----     -----
Income tax and asset tax:
Income tax-current                             (Ps51)    (Ps12)    (Ps19)
Asset tax- current                               (10)      (21)      (29)
Benefit from tax consolidation for the year        7        15        22
                                               -----      ----     -----
Total income and asset tax payable               (54)      (18)      (26)
Deferred income tax                              (76)      (47)     (343)
                                               -----      ----     -----
Total tax provision                           (Ps130)    (Ps65)   (Ps369)
                                               =====      ====     =====

Charges to income for income tax in the year ended December 31, 2003 were analyzed as follows:

Income from Continuing Operations, before
taxes                                           Ps   171
                                                ========
Income tax at statutory rate (34%)                               (Ps    58)
Add (deduct) effect of income tax on:
Differences in deductibility of interest        Ps    73
Benefit from tax consolidation                        22
Bad debt recovery                                     61
Tax credit write-offs                               (142)
Allowance for recoverability of tax losses          (174)
Other permanent differences                         (132)             (292)
                                                --------          --------
                                                                      (350)
Effects from Bionova Holding and its
foreign subsidiaries                                                   (19)
                                                                  --------
Total provision charged to income                                (Ps   369)
                                                                  ========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

At December 31, the principal temporary differences requiring recognition of deferred income taxes, and for which the statutory rate (32%) was applied in accordance with their estimated reversal was as follows:

                                                     2002               2003
                                                   ---------          --------
Inventories                                       (Ps     74)        (Ps   114)
Investment in shares                                     120                 -
Asset and liability provisions                           197               577
Tax loss carryforwards and loss on sale of shares      2,531             3,888
Property, plant and equipment, net                      (321)             (293)
Other                                                    (23)              (17)
                                                   ---------          --------
Deferred income tax                                    2,430             4,041
Recoverable tax credits and tax recoverable              169                37
                                                   ---------          --------
                                                       2,599             4,078
Valuation allowance, mainly for tax losses            (2,673)           (4,485)
                                                   ---------          --------
Net deferred income tax (liability)               (Ps     74)        (Ps   407)
                                                   =========          ========

At December 31, 2003, the deferred income tax liability was analyzed as follows:

                                                  Intangible      Stockholders'     Results of
                                                    assets           equity         operations       Total
                                                   --------         ---------        --------      ---------
Balances at December 31, 2001                      (Ps   66)       (Ps  1,049)       Ps 1,072     (Ps     43)
Effect for the year:
Charge to income                                          -                 -             (47)           (47)
Effect from foreign subsidiary                            -                 -             (50)           (50)
Write-off of investment in Desarrollo
   Forestal, S. A. de C. V.                              66                 -               -             66
                                                   --------         ---------        --------      ---------
Balances at December 31, 2002                             -            (1,049)            975            (74)
Effect for the year:
Charge to income                                          -                 -            (343)          (343)
Effect of sales subsidiaries                              -                 -              10             10
                                                   --------         ---------        --------      ---------
Balances at December 31, 2003                      Ps     -        (Ps  1,049)       Ps   642     (Ps    407)
                                                   ========         =========        ========      =========

At December 31, 2003, the Company had unused tax loss carryforwards, which may be restated for inflation through the date they are applied against future taxable profits, expiring in the following years:

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

2009 and 2010                                     Ps    813
2011                                                  1,355
2012                                                  2,279
2013                                                  5,334
                                                  ---------
                                                  Ps  9,781

At December 31, 2003, Bionova Holding and its foreign subsidiaries had tax loss carryforwards of Ps1,117, expiring from 2004 to 2013.

In conformity with the standards contained in Statement D-4 and due to the remote possibility of SaVIA's generating sufficient taxable profits to realize these loss carryforwards.

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

NOTE 12 - INFORMATION ON SEGMENTS AND OPERATIONS
IN DIFFERENT GEOGRAPHIC AREAS

The Company evaluates the performance of its different business segments based on several factors. However, the most significant measure used to evaluate business performance is business segment operating income.

As a consequence of the sale of Seminis described in Notes 1 and 3 and of the presentation of the financial information of Seminis and its subsidiaries as "Discontinued Operations", the Company has classified its continuing business segments into three basic areas: Real estate development, Fresh produce (Fresh produce and Other agrobusiness segments) and Other businesses (service companies, etc.).

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                              Fresh Produce
                                                        --------------------------
                                       Real estate       Fresh          Other          Other
                                       Developments     Produce     Agrobusinesses   Businesses    Eliminations   Consolidated
                                       ---------------------------------------------------------------------------------------
2001
Revenues from unaffiliated
        customers                         Ps 185          2,422            177            135             --          2,919
Inter-segment revenues                        --             23             90             37           (150)
                                          ------        -------         ------         ------         ------        -------
Total revenues                            Ps 185          2,445            267            172           (150)         2,919
                                          ======         ======         ======         ======         ======         ======
Operating income (loss)                   Ps  47        (Ps  94)        (Ps113)       (Ps 351)            --       (Ps  511)
Depreciation and amortization                  3            588            113             41             --            745
Financial income                              13             23              1            217            (86)           168
Financial expenses                             3           (113)            (6)          (383)            84           (415)
Income tax and asset tax (1)                  (6)            (8)            (8)           (32)            --            (54)
Deferred income tax                            1             --              4            (81)            --            (76)
Identifiable long-lived assets (2)             5            430            161            625             --          1,221
Acquisition of long-lived assets              --             57              3            113             --            173

2002
Revenues from unaffiliated customers      Ps 205        Ps1,511         Ps  86         Ps 222             --        Ps2,024
Inter-segment revenues                        --              6             21              3            (30)            --
                                          ------        -------         ------         ------         ------        -------
Total revenues                            Ps 205        Ps1,517         Ps 107         Ps 225        (Ps  30)       Ps2,024
                                          ======        =======         ======         ======         ======        =======
Operating income (loss)                   Ps   8        (Ps 105)       (Ps  69)       (Ps 145)            --        (Ps 311)
Depreciation and amortization                (22)            21             44             62             --            105
Financial income                               8              8              5            171           (124)            68
Financial expenses                             5           (214)           (27)            56            134            (46)
Income tax and asset tax (1)                 (11)            (7)            --             --             --            (18)
Deferred income tax                          (11)            --             (1)           (35)            --            (47)
Identifiable long-lived assets (2)            33            412            102            550             --          1,097

2003
Revenues from unaffiliated customers      Ps 181        Ps1,113         Ps 100         Ps  65             --        Ps1,459
Revenues inter-segments                       --             --             11             46            (57)            --
                                          ------        -------         ------         ------         ------        -------
Total revenues                            Ps 181        Ps1,113         Ps 111         Ps 111        (Ps  57)       Ps1,459
                                          ======        =======         ======         ======         ======        =======
Operating income (loss)                   Ps  23         (Ps 71)       (Ps  24)       (Ps 153)            --           (225)
Depreciation and amortization                  5             34             11             30             --             80
Financial income                              12             14              5            186           (148)            69
Financial expenses                            --           (197)           (21)            47            148            (23)
Income tax and asset tax (1)                  (2)           (19)            --             (5)            --            (26)
Deferred income tax                          (18)            --           (153)          (172)            --           (343)
Identifiable long-lived assets (2)            25            355             73            444             --            897

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

(1) Income tax and asset tax benefit (expense) include non-recurring items corresponding to the tax benefit from consolidation of a Mexican subsidiary, income tax reduction from realization of tax loss carryforwards and asset tax credits.

(2) Identifiable long-lived assets are defined as those other than financial instruments and deferred tax assets located in the Company's country of origin and in all foreign countries in which the Company holds assets.

Revenue and identifiable long-lived asset information on the Company's operations by geographic area as of and for the years ended December 31, 2001, 2002 and 2003, is summarized below:

Revenues:

                                                 Fresh Produce
                                          ---------------------------      Other
                          Real estate       Fresh          Other         businesses
                         Developments      Produce     Agrobusinesses and Eliminations Consolidated
                         --------------------------------------------------------------------------
2001
Mexico                     Ps 185         Ps 1,003          Ps177         Ps  135         Ps 1,500
United States                                  910              -               -              910
Canada                          -              508              -               -              508
                           ------          -------          -----         -------         --------
Total                      Ps 185         Ps 2,421          Ps177         Ps  135         Ps 2,918
                           ======         ========          =====         =======         ========

2002
Mexico                     Ps 205          Ps  113          Ps 86         Ps  222         Ps   626
United States                   -              762              -               -              762
Canada                          -              636              -               -              636
                           ------          -------          -----         -------         --------
Total                      Ps 205          Ps1,511          Ps 86         Ps  222         Ps 2,024
                           ======          =======          =====         =======         ========

2003
Mexico                     Ps 181          Ps   44          Ps100         Ps   65         Ps   390
United States                   -              380              -               -              380
Canada                          -              689              -               -              689
                           ------          -------          -----         -------         --------
Total                      Ps 181          Ps1,113          Ps100         Ps   65         Ps 1,459
                           ======          =======          =====         =======         ========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

Identifiable long-lived assets:

                                                 Fresh Produce
                                          ---------------------------      Other
                          Real estate       Fresh          Other         businesses
                         Developments      Produce     Agrobusinesses and Eliminations Consolidated
                         --------------------------------------------------------------------------
2001
Mexico                     Ps   5           Ps161         Ps 339          Ps  625         Ps 1,130
United States                   -               -             85                -               85
Canada                          -               -              6                -                6
                           ------          ------         ------          -------         --------
Total                      Ps   5          Ps 161         Ps 430          Ps  625         Ps 1,221
                           ======          ======         ======          =======         ========

2002
Mexico                     Ps  33           Ps343         Ps 102          Ps  550         Ps 1,028
United States                   -              61              -                -               61
Canada                          -               8              -                -                8
                           ------          ------         ------          -------         --------
Total                      Ps  33          Ps 412         Ps 102          Ps  550         Ps 1,097
                           ======          ======         ======          =======         ========

2003
Mexico                     Ps  25           Ps288         Ps  73          Ps  444         Ps   830
United States                   -              47              -                -               47
Canada                          -              20              -                -               20
                           ------          ------         ------          -------         --------
Total                      Ps  25           Ps355         Ps  73          Ps  444         Ps   897
                           ======           =====         ======          =======         ========

NOTE 13 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Bionova Holding has entered into rental agreements relative to buildings, machinery and equipment. The rental expense was Ps4, Ps3, and Ps 10 in 2003, 2002 and 2001 (US$0.4 million, US$0.3 million and US$ 0.10, respectively).

Future commitments, in thousands of US dollars, for annual payments under these agreements are as shown below:

Year ending December 31:

2004                                                 US$      397
2005                                                          414
2006 and thereafter                                           753
                                                     ------------
                                                     US$   1,564

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

CONTINGENCIES

At December 31, 2003, there were the following contingencies:

o For tax purposes, the Company consolidates its own income and that of its Mexican subsidiaries. Under this procedure, the flows for the payment of taxes and the offsetting of tax losses are consolidated in the income of the Parent Company. As a consequence of the divestiture of subsidiaries during 2001 and due to its related effect in the tax consolidation, Empaq requested official confirmation from the Mexican tax authorities of an interpretation related to the divestiture procedure in the consolidation process. At December 31, 2001, this issue was pending confirmation by the Mexican tax authorities and therefore, management decided to create a provision in 2001 for Ps747, which was charged to net income of discontinued operations to cover any possible contingency.

     In July 2002, the Mexican tax authorities declined to resolve the above-mentioned confirmation request, and the Company decided to cancel the provision recorded in 2001, which was credited in the amount of Ps 747 in the statement of income for the year ended December 31, 2002 under the caption "Gain on sale of discontinued operations".

o At December 31, the Company has appealed various tax assessments by the Ministry of Finance for the years 1990 through 1999. Although management cannot anticipate the final outcome of these matters, in the opinion of the Company's legal advisers the final resolution will be favorable; therefore, no provision has been made for these contingencies.

o The consolidated tax result for 2003 and 2002 includes a deduction for tax losses from the sale of shares, even though no tax profits were determined for the same concept, in conformity with several rulings issued by the Mexican Supreme Court of Justice, which maintains that when an entity's objects include the purchase-sale of shares, losses resulting from these transactions are deductible for income tax purposes.

o In its asset tax calculation, the Company has not considered investments in foreign subsidiaries as assets and has deducted the amount of debts contracted with foreign banks not resident in Mexico. This situation is currently being litigated in the tax courts.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

o During 2003 and 2002, the Company made the disincorporation of controlled companies effective in the year of disincorporation.

It is the opinion of Management that the ultimate resolutions of these matters will no have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 14 - NEW ACCOUNTING STANDARDS

The provisions of Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal" (Bulletin C-15), issued by the Mexican Institute OF Public Accountants, are effective January 1, 2004. Bulletin C-15 establishes general criteria for the identification and, if applicable, the recognition of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it provides the definition for net sale price and value in use for the valuation of long-lived assets. The Company is in the process of performing a study to assess the recoverability of its long -lived assets and the amount of any possible impairment. However, management does not expect that it will have a significant impact upon adoption.

NOTE 15 - CONDENSED FINANCIAL INFORMATION FOR SAVIA

Regulation S-X, Rule 5-04, requires that SEC registrants include a condensed balance sheet as of the end of the two most recent years and condensed income statements and statements of cash flows for the three most recent year end December 31, 2003, when more than 25% of the net assets of a consolidated subsidiary are restricted.

1. Parent Company condensed balance sheet at December 31, 2002 and 2003 are as follows:

                                                                            2002               2003
                                                                         ----------         ---------
     ASSETS
     Cash and cash equivalents                                           Ps      16         Ps     67
     Accounts receivable from related parties,net                             1,004             2,276
     Other                                                                       36                62
                                                                         ----------         ---------
     Total current assets                                                     1,056             2,405
                                                                          ---------          --------
     Investment in subsidiaries                                               3,540             2,122
     Other noncurrent assets                                                    468               109
                                                                         ----------         ---------
     Total noncurrent assets from continuing operations                       4,008             2,231
                                                                         ----------         ---------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                                            2002               2003
                                                                         ----------         ---------
     Noncurrent assets from discontinued operations                           5,423                 -
                                                                         ----------         ---------
     Total noncurrent assets                                                  9,431             2,231
                                                                         ----------         ---------
     Total assets                                                        Ps  10,487         Ps  4,636
                                                                         ==========         =========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Debt                                                                Ps     866                 -
     Short-term account payable to related parties                              348          Ps   348
     Other                                                                       73                27
                                                                         ----------          --------
     Total current liabilities                                                1,287               375
     Long-term accounts payable to related parties                            1,232             1,458
                                                                         ----------          --------
     Total liabilities                                                   Ps   2,519          Ps 1,833
                                                                         ==========          ========
     Net Assets                                                          Ps   7,968          Ps 2,803
                                                                         ==========          ========

2. Parent Company condensed income statements for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                           2001        2002       2003
                                                                         ---------   --------   ---------
     Revenues:
     Services and royalties                                              Ps    205   Ps   117   Ps     12
     Operating expenses                                                        282        123          82
                                                                         ---------   --------   ---------
     Operating loss                                                            (77)        (6)        (70)
     Comprehensive financing                                                  (156)       (42)        202
     Other (expenses) income, net                                             (232)       345          51
                                                                         ---------   --------   ---------
     (Loss) income from continuing operations, before taxes                   (465)       297         183
     Income tax expense                                                        (94)       (18)       (207)
                                                                         ---------   --------   ---------
     Equity participation of subsidiaries                                   (2,052)    (1,922)       (154)
     Loss from continuing operations                                        (2,611)    (1,643)       (178)
     Discontinued operations, net of income tax:
     Loss from discontinued operations                                        (475)       837      (2,184)
                                                                         ---------   --------   ---------
     Net loss                                                            (Ps 3,086)  (Ps  806)  (Ps 2,362)
                                                                          ========    =======    ========

3. Parent Company condensed statements of cash flows for the years ended December 31, 2001, 2002 and 2003 are shown below:

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                                 2001       2002         2003
                                                              ----------   -------     -------
     Cash flows from operating activities
     Net (loss) income from continuing
     operations before
     equity participation in subsidiaries:                    Ps    (559)  Ps  279     Ps  (24)
     Items not affecting cash                                        166       183         209
     Changes in:
     Related parties, net                                         (3,410)    1,612        (117)
     Other                                                           (37)       52         (77)
                                                              ----------   -------     -------
     Net cash (used in) provided by operating activities          (3,840)    2,126          (9)
                                                              ----------   -------     -------
     CASH FLOWS FROM FINANCING ACTIVITIES
     Related parties, net                                            (37)   (1,094)        155
     Long-term debt and other loans, net                          (5,086)       59        (866)
     Dividends declared                                                -         -      (2,774)
     Cumulative translation adjustment                                 -         -         466
     Derivative instruments                                       (2,396)      (54)        387
                                                              ----------   -------     -------
     Net cash used in financing activities                        (7,519)   (1,089)     (2,632)
                                                              ----------   -------     -------
     Cash flows from investing activities
     Investment in shares                                            717    (1,099)      2,685
     Investment in subsidiaries                                       27         -           -
     Discontinued operations, net                                 10,369         -           -
     Plant and equipment                                              (2)        -           4
     Other                                                           (17)       21           4
                                                              ----------   -------     -------
     Net cash provided by (used in) investing activities          11,094    (1,078)      2,693
                                                              ----------   -------     -------
     (Decrease) increase in cash and cash equivalents               (265)      (41)         52
     Cash and cash equivalents at beginning of year                  321        56          15
                                                              ----------   -------     -------
     Cash and cash equivalents at end of year                 Ps      56   Ps   15     Ps   67
                                                              ==========   =======     =======

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

4.   Related party transactions as of and for the years ended December 31, 2003

i)   BALANCE SHEET:

                                                          2002             2003
                                                       ----------       ----------
     SHORT TERM ACCOUNTS RECEIVABLE
     Notes receivable from Bionova Holding
       and subsidiaries                                Ps     969            1,062
     Account receivable from SaVIA Holding                      -            1,154
     Other accounts receivable from related parties            92              115
                                                       ----------       ----------
                                                            1,061            2,331
     Less - Allowance for doubtful accounts                   (57)             (55)
                                                       ----------       ----------
                                                       Ps   1,004       Ps   2,276

                                                          2002             2003
                                                       ----------       ----------
ACCOUNTS PAYABLE
Services rendered                                      Ps      31               29
Account payable to Valores Asociados                            -              238
Account payable to subsidiary derived from
   a research and development agreement                        10                -
Account payable to AG-Biotech                                  78               81
Account payable to related party derived from the
   purchase of Elocansa shares                                 28               27
Interest accrued to related party
   payable at original due                                    200                -
                                                       ----------        ---------
                                                       Ps     347        Ps    375
                                                       ==========        =========

ii)      Income Statement:
                                    2001          2002          2003
                                    ----          ----          ----
         Income:
         Services                    32            48            12
         Financial income           146           175             3
         Other                      102             -             -

         Expense:
          Services                  188            73             -
         Financial expenses         178           116             -
         Other                      539             -             -

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

NOTE 16 - RECONCILIATION BETWEEN MEXICAN (MEX-GAAP) AND
UNITED STATES (US-GAAP) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with MEX-GAAP, which differ in certain significant respects from US-GAAP. The MEX-GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information" as discussed in Note 2. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to US-GAAP do not include the reversal of such inflationary effects.

The principal differences between MEX-GAAP and US-GAAP are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. The various reconciling items are presented net of any gain or loss on monetary position.

I.  RECONCILIATION OF CONSOLIDATED NET INCOME (LOSS)

                                                                                  Years Ended December 31,
                                                                            2001          2002          2003
                                                                         ----------    ----------    ----------
Net loss from continuing operations, net of minority interest,
under MEX-GAAP                                                           (Ps  1,559)   (Ps  1,643)   (Ps    178)
Pre-operating expenses                                               a           (1)          168             -
Loss on equity swap agreements                                       b       (2,176)          (90)            -
Restatement effect of Statement B-15                                 c          488          (856)            -
Minority interest                                                    d            -             -          (249)
Deferred income tax effect                                           e          (31)          (80)            -
                                                                         ----------    ----------    ----------
Net loss from continuing operations under US-GAAP                            (3,279)       (2,501)         (427)
                                                                         ----------    ----------    ----------
Net (loss) income from discontinued operations, net of minority
   interest under MEX-GAAP                                                   (1,618)          837        (2,184)
Effect of Statement B-15 restatement                                 c         (264)          851             -
Purchase accounting adjustments relating to acquisitions             g          (16)          172             -
Adjustment to gain (loss) on sale of subsidiaries                    h        5,944             -          (638)
                                                                         ----------    ----------    -----------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                                                  Years Ended December 31,
                                                                            2001          2002          2003
                                                                         ----------    ----------    ----------
Net income (loss) from discontinued operations under US-GAAP                  4,046         1,860        (2,822)
                                                                          ---------     ---------     ----------
Net income (loss) under US-GAAP                                          Ps     767    (Ps    641)  (Ps   3,249)
                                                                         ==========     =========    ==========
Weighted average number of common shares
outstanding (in thousands)                                                  462,634       463,752       469,627
                                                                         ==========    ==========    ==========
Basic and diluted earnings (loss) per share (in pesos) from:
Continuing operations                                                    (Ps    7.09)  (Ps   5.40)   (Ps   0.38)
Discontinued operations                                                         8.75         4.02         (5.64)
                                                                         -----------   ----------    ----------
Basic and diluted earnings (loss) per share (in pesos) under US-GAAP     Ps    1.66    (Ps   1.38)   (Ps   6.02)
                                                                         ==========     =========     =========

II.  RECONCILIATION OF CONSOLIDATED STOCKHOLDERS' EQUITY:

                                                                                    As of December 31,
                                                                          2001             2002             2003
                                                                       ---------        ---------        ---------
Majority stockholders' equity under MEX-GAAP                           Ps  9,058        Ps  7,968        Ps  2,803
Pre-operating expenses                                         a            (168)               -                -
Effect of Statement B-15 restatement                           b            (603)            (316)               -
Minority interest                                              d               -                -             (249)
Deferred income taxes                                          e              81                -                -
Goodwill - difference in basis                                 h               -              172                -
                                                                       ---------        ---------        ---------
Stockholders' equity under US-GAAP                                     Ps  8,368        Ps  7,824        Ps  2,554
                                                                       =========        =========        =========

III.  CHANGES IN STOCKHOLDERS' EQUITY UNDER US-GAAP:

                                                                                  Years Ended December 31,
                                                                          2001             2002             2003
                                                                       ---------        ---------        ---------
Balance at beginning of year - January 1,                              Ps  7,970        Ps  8,368       Ps   7,824
Net income (loss)                                                            767             (641)          (3,249)
Hedges on foreign subsidiaries net investment                                263                -                -
Reserve for repurchase of shares                                            (219)              36               14
Dividends paid                                                                 -                -           (2,774)
Loss from holding nonmonetary assets                                           -                -             (416)
Cumulative translation adjustment  (Statement B-15)                         (413)              61            1,155
                                                                       ---------        ---------       ----------
Balance at end of year - December 31,                                  Ps  8,368        Ps  7,824       Ps   2,554
                                                                       =========        =========       ==========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

ADJUSTMENTS RELATED TO CONTINUING OPERATIONS:

a)   PRE-OPERATING EXPENSES

     MEX-GAAP permits the deferral and amortization of pre-operating costs whereas US-GAAP requires that pre-operating costs be expensed in the period incurred. The US-GAAP adjustment for the year ended December 31, 2002 reflects the reversal of pre-operating expenses written-off for MEX-GAAP purposes in 2002, which had been previously written-off for US GAAP purposes. There were no pre-operating expenses incurred in 2003.

b)   EQUITY SWAP AGREEMENTS

     Under MEX-GAAP, derivative contracts that are indexed to, and potentially settled in, the Company's stock or cash are accounted as equity transactions. Under US-GAAP, these instruments would be considered assets or liabilities when the settlement is in cash and in equity when the settlement is in Company's own stock. For MEX-GAAP, all financing costs related to these instruments are recorded in stockholders' equity. For US-GAAP purposes the financing costs related to these derivative instruments would be recorded in results of operations. All equity swap transactions were terminated in 2002.

c)   RESTATEMENT EFFECT OF STATEMENT B-15

     As disclosed in Note 2, the Company applies Statement B-15, "Transactions in Foreign currency and Translation of Financial Statements of Foreign Operations" which requires the restatement of prior year reported amounts of foreign subsidiaries to be determined by first re-expressing prior year amounts by the inflation of the foreign country and then translating such amounts at the exchange rate at the date of the latest balance sheet. Under US-GAAP, the primary financial statements should be presented in the same reporting constant currency for all periods.

     The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries which results in the presentation of amounts which are not in a constant unit of measure.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     The difference in the methodologies used to re-express prior year balances is included as a one line adjustment in the reconciliation to US-GAAP of net income and stockholders' equity as follows:

                                                             As of and for year ended
                                                                    December 31,
                                                              2001                 2002
                                                          -----------          -----------
     Stockholders' equity:
     As indexed using the NCPI for Mexico                 Ps    8,455          Ps    7,652
     As reported under Statement B-15                           9,058                7,968
                                                          -----------          -----------
                                                         (Ps      603)        (Ps      316)
                                                          ===========          ===========
     Net income (loss) of majority stockholders':
     As indexed using the NCPI for Mexico                 Ps    1,071         (Ps    2,499)
     As reported under Statement B-15                          (1,559)              (1,643)
                                                          -----------          -----------
     Net effect of Statement B-15 applicable to
     continuing operations:                               Ps      488         (Ps      856)
                                                         ============          ===========

d)   MINORITY INTEREST

     Under Mexican GAAP income or losses are allocated to minority interest based on the legal presumption that each shareholder is responsible for its proportionate gain or loss. Under US GAAP when losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses.

e)   DEFERRED INCOME TAXES

     SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards and asset tax credits, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred income

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management's opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision. Temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements.

     The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. Under MEX-GAAP Statement D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing," the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change, including monetary gains or losses, are allocated between the tax provision, deficit from restatement and monetary gain or loss.

     The significant components of income tax and asset tax benefit (expense) under US-GAAP for the years ended December 31, 2001, 2002 and 2003 were as follows:

                                                      2001          2002        2003
                                                   ---------     ---------   ---------
      Income tax benefit (expense):
      CURRENT
      Mexico                                       (Ps    46)   (Ps     12) (Ps     26)
      Foreign                                            (67)          (24)          -
                                                   ---------     ---------   ---------
      Total current provision (benefit)                 (113)          (36)        (26)
                                                   ---------     ---------   ---------
      DEFERRED
      Mexico                                              14           (46)       (343)
      Foreign                                            (61)          (62)          -
                                                   ---------     ---------   ---------
      Total deferred provision (benefit)                 (47)         (108)       (343)
                                                   ---------     ---------   ---------

'
                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                      2001          2002        2003
                                                   ---------     ---------   ---------
      Net income tax provision from
      continuing operations                        (Ps   160)   (Ps    144) (Ps    369)
                                                    ========     =========   =========

      The effect of inflationary components is attributable primarily to the difference in the manner in which monetary gains and losses are computed for financial and tax reporting purposes. Non-deductible expenses were attributable primarily to certain promotional and public relations expenses, executives' automobile expenses and certain travel and entertainment expenses, which were not deductible for Mexican income tax purposes. The non-taxable income was principally comprised of a profit on sale of securities.

      The significant items comprising the Company's net deferred income tax assets and liabilities under US-GAAP at December 31, 2002 and 2003 are as follows:

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                               2002               2003
                                            ----------         ---------
      DEFERRED INCOME TAX LIABILITIES
      Property, plant and equipment         Ps     321         Ps    292
      Other                                          8                 -
      Inventories                                   74               114
                                            ----------         ---------
      Total deferred income tax liabilities        403               406
                                            ----------         ---------
      DEFERRED INCOME TAX ASSETS
      Accounts receivable                         (192)             (572)
      Tax loss carryforwards                    (2,532)           (3,912)
      Tax credit carryforwards                    (153)             (157)
      Valuation allowance                        2,674             4,626
      Other                                       (126)              (44)
                                            ----------         ---------
      Total deferred income tax assets            (329)              (59)
                                            ----------         ---------
      Net deferred income tax liability     Ps      74         Ps    347
                                            ==========         =========

      For the years ended December 31, 2002 and 2003, the difference in net deferred income tax liability between MEX-GAAP and U.S. GAAP was as follows:

                                                           MEX-GAAP            US-GAAP          DIFFERENCE
                                                           --------            -------          ----------
      Deferred income tax (asset) liability:
      At December 31, 2001                                 Ps    225          Ps    145         Ps      80
      At December 31, 2002                                        74                 74                  -
                                                           ---------          ---------          ----------
      Net change                                           (Ps   151)        (Ps     71)        (Ps     80)
                                                            ========          =========          =========

                                                           MEX-GAAP            US-GAAP          DIFFERENCE
                                                           --------            -------          ----------
      Deferred income tax liability:
      At December 31, 2002                                 Ps     74          Ps     74          Ps      -
      At December 31, 2003                                       407                347                 60
                                                           ---------          ---------          ---------
      Net change                                           Ps    333          Ps    273          Ps     60
                                                           =========          =========          =========

      The net change in the deferred income tax liability during 2002 and 2003 was allocated to the following components:

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                           MEX-GAAP            US-GAAP          DIFFERENCE
                                                           --------            -------          ----------
      Deferred income tax liability in 2002:
      Deferred tax expenses (income)                       Ps      6          Ps     74         (Ps     65)
      Write-off of investment                                    (65)                 -                (65)
      Effect of foreign subsidiary                                50                  -                 50
                                                           ---------          ---------         ----------
      Net change                                           (Ps     9)         Ps     74         (Ps     80)
                                                            ========          =========          =========
      Deferred income tax liability in 2003:
      Deferred income tax                                  Ps    343          Ps      -         Ps     343
      Discontinued operations                                    (10)                 -                (10)
                                                           ---------          ---------         ----------
      Net change                                           Ps    333          Ps      -        (Ps     333)
                                                           =========          =========         ==========

ADJUSTMENTS RELATED TO DISCONTINUED OPERATIONS:

f)   STATEMENT B-10 FIXED ASSET RESTATEMENT

     Under Statement B-10, under MEX-GAAP, the Company restates its nonmonetary assets of foreign origin based on the devaluation of the Mexican peso against the foreign currencies by applying inflation rates of the countries from which they originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under US-GAAP the assets that are of foreign origin would be adjusted by the Mexican NCPI. Consequently, the US GAAP net income adjustment reflects the difference in depreciation due to the difference in carrying basis of the assets due to the different restatement methodologies.

 g)  PURCHASE ACCOUNTING ADJUSTMENTS

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

h)   US GAAP ADJUSTMENT TO GAIN (LOSS) ON SALES OF DISCONTINUED OPERATIONS

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     Under US-GAAP, the book basis of the Company's investment in the subsidiaries sold during 2001 and 2003 for, SCA and Seminis respectively, differed from the basis under MEX-GAAP due to following differences:

                                                    2001         2003
                                                 ---------      -------
     Cancellation of goodwill                    Ps  4,958     (Ps. 172)
     Effect of incorporation                           900           --
     Deferred income tax                               157           --
     Cumulative translation adjustment                   -         (466)
     Effect of Statement B-10 - fixed assets           (72)
                                                 ---------      -------
                                                 Ps  5,943      (Ps 638)
                                                 =========      =======

--------------------------------------------------------------------------------

     During 2002, there were no differences between the book basis as per US-GAAP, and that used for MEX-GAAP on the discontinued operations. Under MEX-GAAP, the Company maintained a policy of amortizing goodwill over periods ranging from 15 to 20 years. Under US-GAAP, in 2002, the Company discontinued the amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby necessitating a US-GAAP adjustment for the reversal of the amortization recognized under MEX-GAAP for that year related to Seminis. In 2003, the remaining carrying basis difference related to goodwill was written-off.

     SUPPLEMENTAL CONDENSED CONSOLIDATED US-GAAP FINANCIAL DATA:

     The basis of presentation under US-GAAP varies from that of MEX-GAAP. Provided below are condensed balance sheets, income statements and cash flow statements under US-GAAP which incorporate the adjustments and reclassifications previously identified.

1. Consolidated balance sheet amounts at December 31, 2002 and 2003 under US-GAAP are as follows:

                                                                                  December 31,
                                                                            2002               2003
                                                                         ----------         ---------
     ASSETS
     Cash and cash equivalents                                           Ps      57         Ps    165
     Accounts receivable, net                                                   366               266
     Accounts receivable from related parties and
       other accounts receivable                                                 18                30
     Income tax and asset tax receivable                                         67                19
     Inventories, net                                                         1,899             1,907

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

                                                                                  December 31,
                                                                            2002               2003
                                                                         ----------         ---------

     Deferred income tax                                                        297               572
     Prepaid expenses                                                            25                53
                                                                         ----------         ---------
     Total current assets from continuing operations                          2,729             3,012
     Current assets from discontinued operations                              5,478                 -
                                                                          ---------          --------
     Total current assets                                                     8,207             3,012
                                                                          ---------          --------
     Deferred income tax                                                        270                 -
     Investment in shares and other investments                                  11                 6
     Other long-term accounts receivable                                        114                92
     Property, plant and equipment, net                                       1,065               884
     Other assets                                                                95                52
                                                                         ----------         ---------
     Total noncurrent assets from continuing operations                       1,555             1,034
     Noncurrent assets from discontinued operations                           5,233                 -
                                                                         ----------         ---------
     Total noncurrent assets                                                  6,788             1,034
                                                                         ----------         ---------
     Total assets                                                        Ps  14,995         Ps  4,046
                                                                         ==========         =========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Bank loans                                                          Ps   1,000          Ps    34
     Current portion of long-term debt                                            2                 3
     Accounts payable to related parties and
     other accounts payable                                                     463               481
                                                                          ---------          --------
     Current liabilities from continuing operations                           1,465               518
     Current liabilities from discontinued operations                         4,679                 -
                                                                          ---------          --------
     Total current liabilities                                                6,144               518
                                                                          ---------          --------
     Deferred income tax and profit sharing                                     783               919
     Long-term debt                                                               5                10
     Long-term accounts payable to related parties and others                    51                45
                                                                         ----------          --------
     Long-term liabilities from continuing operations                           839               974
     Long-term liabilities from discontinued operations                         188                 -
                                                                         ----------          --------
     Total long-term liabilities                                              1,027               974
                                                                         ----------          --------
     Total liabilities                                                        7,171             1,492
                                                                         ----------          --------
     Minority interest                                                         (316)                -
                                                                         ----------          --------
     Stockholders' equity                                                     8,140             2,554
                                                                         ----------          --------
     Total liabilities and stockholders' equity                          Ps  14,995          Ps 4,046
                                                                         ==========          ========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

2. Condensed income statements under US-GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                                   Year Ended December 31,
                                                                            2001            2002             2003
                                                                         ---------       ---------        ---------
     Net sales                                                           Ps  2,586       Ps  1,940        Ps  1,459
     Cost of sales                                                           2,146           1,620            1,221
                                                                         ---------       ---------        ---------
     Gross margin                                                              440             320              238
     Operating expenses                                                      1,244             630              463
                                                                         ---------       ---------        ---------
     Operating loss                                                           (804)           (310)            (225)
                                                                         ---------       ---------        ---------
     Comprehensive financing cost:
     Financial expense                                                      (2,952)           (130)             (23)
     Financial income                                                          450              68               69
     Exchange gain (loss), net                                                 (13)            216              130
     Gain (loss) on monetary position                                           96             (57)             (10)
                                                                         ---------       ---------        ---------
                                                                            (2,419)             97              166
                                                                         ---------       ---------        ---------
     Other income (expenses), net                                              365          (2,071)             230
                                                                         ---------       ---------        ---------
     Loss (income) from continuing operations, before taxes                 (2,858)         (2,284)             171
     Income tax expense                                                       (160)           (144)            (369)
                                                                         ---------       ---------        ---------
     Loss from continuing operations                                        (3,018)         (2,428)            (198)
     Discontinued operations, net of income tax and
     employees' profit sharing:                                              2,795           1,849           (2,993)
                                                                         ---------       ---------        ---------
     Loss before minority interest                                            (223)           (579)          (3,191)
     Minority interest in earning of subsidiaries:
     Continuing operations                                                    (261)            (73)            (229)
     Discontinued operations                                                 1,251              11              171
                                                                         ---------       ---------        ---------
                                                                               990             (62)             (58)
                                                                         ---------       ---------        ---------
     Net income (loss)                                                   Ps    767       (Ps   641)       (Ps 3,249)
                                                                         =========        ========         =========

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

3.   The statement of cash flows prepared under US-GAAP is shown below:

                                                                         Year Ended December 31,
                                                                 2001              2002             2003
                                                              ----------         --------        ----------
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss):                                       Ps     767         (Ps  641)       (Ps  3,249)
     Items not affecting cash:
     Monetary (gain) loss                                            (67)              58                17
     Depreciation and amortization                                   745              105             1,830
     Cancellation of investment in shares                              -              431                 -
     Minority interest                                            (1,081)              66              (191)
     Deferred income tax and employees' profit sharing                76               46               343
     Gain from sale of subsidiaries                                5,806                -                 -
     Changes in:
     Accounts receivable                                            (752)            (165)              161
     Inventories                                                      (7)            (334)               (8)
     Other assets                                                    (31)            (129)              (50)
     Accounts payable and accrued expenses                           592             (407)              (64)
                                                              ----------         --------        ----------
     Net cash provided by (used in) operating activities           6,048             (970)           (1,211)
                                                              ----------         --------        ----------
     CASH FLOWS FROM INVESTING ACTIVITIES
     Investment in shares                                            501               46             3,640
     Long-term bank deposits                                           1                -                 -
     Purchases of property, plant and equipment                      254               14                43
     Proceeds from sale of property, plant and equipment             163              (17)              102
                                                              ----------         --------        ----------
     Net cash provided by investment activities                      919               43             3,785
                                                              ----------         --------        ----------

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

     Cash Flow continued:

                                                                         Year Ended December 31,
                                                                 2001              2002             2003
                                                              ----------         --------        ----------
     CASH FLOWS FROM FINANCING ACTIVITIES
     Accounts receivable from subsidiaries
     and related parties                                             (71)             407               (23)
     Short-term loans received                                       127               26              (964)
     Other long-term accounts receivable and payable                 721              439                 -
     Current portion of long-term debt                            (5,403)              40                19
     Long-term loans received                                       (347)               -                 5
     Minority interest                                                 -                 -             (249)
     Dividends declared                                                -                -            (2,774)
     Cumulative translation adjustment                                 -                -               638
     Reserve for repurchase of shares                               (219)              36                14
     Proceeds from sale of shares, net of repurchase              (2,176)             (90)              373
                                                              ----------         --------        ----------
     Net cash (used in) provided by financing activities          (7,368)             858            (2,463)
                                                              ----------         --------        ----------
     Effect of exchange rate changes and inflationary
     effects on cash and cash equivalents                             (5)              (2)               (3)
                                                              ----------         --------        ----------
     (Decrease) increase in cash and cash equivalents               (406)             (71)              108
     Cash and cash equivalents at beginning of year                  534              128                57
                                                              ----------         --------        ----------
     Cash and cash equivalents at end of year                 Ps     128         Ps    57        Ps     165
                                                              ==========         ========        ==========
     SUPPLEMENTAL DISCLOSURES
     Cash paid during the year for:
     Interest                                                Ps     626          Ps   346        Ps     33
     Income tax                                              Ps      18                 -        Ps     10

     ADDITIONAL US-GAAP DISCLOSURES

1.   ADVANCES TO GROWERS

     Under US-GAAP, the advances to fresh produce growers would be classified as non-interest bearing loans receivable.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

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

4.   FAIR VALUE INFORMATION

     The following disclosure of the estimated fair value of financial instruments amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

     Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

     Bank loans and other debt. The Company's bank loans and other debt, bear interest at variable rates and their terms, are generally representative of those which are currently available to the Company at each respective balance sheet date for the issuance of debt with similar terms and remaining maturities and therefore, the carrying values of these items are a reasonable estimate of their fair value.

5.   RETAINED EARNINGS

     In 1994, the Board of Directors approved the appropriation of Ps1,500 from retained earnings for a future repurchase of some of the Company's outstanding stock. This amount would be disclosed as a separate component of equity for US-GAAP purposes as it is not available for dividends.

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

6.   ACCOUNTING FOR EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES

     Under MEX-GAAP and US-GAAP, as described in Note 2.a, exchange losses relating to borrowings incurred to acquire foreign subsidiaries are recorded directly in stockholders' equity in the component, "Cumulative translation adjustment". This gain amounted to Ps263 in 2001. During 2002 and 2003, none of the loans were considered hedges of the Company's net investments of foreign subsidiaries. In 2003, the cumulative translation adjustment related to Seminis was reversed into earnings and increased the reported loss on sale of the business by Ps. 466 (See adjustment g above).

7.   VALUATION AND QUALIFYING ACCOUNTS

The following table represents the roll-forward of the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003

                                          2001      2002      2003
                                         ------    ------   -------
Balance at the beginning of the period   Ps 115    Ps 126   Ps1,167
Inflation and foreign
   currency translation effects              (1)       --        --
Increases in the allowance                   55     1,071       264
Write offs(1)                               (43)      (30)   (1,075)
Recoveries                                   --        --        --
                                         ------    ------   -------
Balance at the end of the period         Ps 126   Ps1,167    Ps 356
                                         ======   =======    ======

(1)      Includes the sale of Agrosem.

The following table represents the roll-forward of the inventory obsolescence reserve for the years ended December 31, 2001, 2002 and 2003

                                        2001   2002  2003
                                         ---    ---   ---
Balance at the beginning of the period  Ps12    Ps2   Ps2
Inflation and foreign

   currency translation effects           --     --    --
Increases in the allowance                --     --    --
Write offs(1)                            (10)    --    --
                                         ---    ---   ---
Balance at the end of the period         Ps2    Ps2   Ps2
                                         ===    ===   ===

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

(1)  Includes the sale of Agrosem.

8.    RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are charged to operations as incurred. For the years ended December 31, 2001, 2002 and 2003, the Company had Ps560, Ps - and Ps -, respectively in research and development expenses.

9.   NEW ACCOUNTING PRONOUNCEMENTS

Recent U.S. GAAP  pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations or financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R on February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 1, 2003, FIN 46-R was deferred to 2004. The Company is

                     SAVIA, S. A. DE C. V. AND SUBSIDIARIES

                              SAVIA, S. A. DE C. V.
                             (SaVIA, Parent company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        DECEMBER 31, 2001, 2002 AND 2003

         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
                   (except per share data and exchange rates)

currently evaluating the effect that the adoption of FIN 46 and FIN 46-R, will have on its consolidated financial statements.

ITEM 19. EXHIBITS

1.1 The Articles of Incorporation are incorporated by reference to the Company's registration statement on Form F-1.

1.2 The Bylaws are incorporated by reference to the Company's Form 20-F filed on June 30, 2003.

4.1   Amendment dated July 31, 2002 to the Savia Restructuring Agreement.*

4.2   Amendment dated October 31, 2002 to the Savia Restructuring Agreement.*

4.3   Debt Settlement Agreement dated May 20, 2003.*

4.4 Exchange Agreement dated July 1, 2002, and amended and restated as of May 30, 2003.*

4.5   Contribution Agreement dated May 30, 2003.*

4.6   Voting Agreement dated May 30, 2003.*

4.7 Exchange and Stock Issuance Agreement by and between Bionova Holding Corporation and Savia, S.A. de C.V. dated March 29, 2004.

4.8   Receipt for Credit dated March 29, 2004

4.9   Forgiveness of Debt and Cancellation of Note dated March 29, 2004.

8.1   List of Significant Subsidiaries.

11.1  Savia Code of Business Conduct and Ethics for Senior Financial Officers.

12.1 Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.2 Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

* previously filed with the SEC

ANNEX A. MEXICAN APPLICATION OF THE BETTER CORPORATE PRACTICES CODE


       DISCLOSURE ABOUT THE DEGREE OF COMPLIANCE TO THE PRINCIPLES OF THE
                         BETTER CORPORATE PRACTICES CODE


QUESTIONNAIRE ABOUT THE ISSUER CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i) ABOUT THE BOARD OF DIRECTORS FUNCTIONS

This section describes the function of the Board of Directors and establishes the Board's vision and how it relates to the administrative process. A description of the specific functions carried out by the Board is included in this general framework.

      The Board of Directors is the body in charge of the administration and representation of the Company, ensuring good management of the company. Board is expected to assure that the Company adheres to its objectives and satisfies the legitimate interests of shareholders, employees, customers and other sectors interested in the company.

      The Board of Directors is responsible to the shareholders in the performance of the business. It determines the strategic plan, supervises, controls and evaluates the performance of the executive team, which supervises the day to day operations of the Company.

      In addition to the powers-conferred by applicable law, the Board of Directors is empowered to: a) establish the strategic planning; b) supply the shareholders and, if necessary, the market, with information on the Company; c) establish mechanisms of internal control and compliance with applicable laws; and d) evaluate the performance of key executives.

ii) ABOUT THE STRUCTURE OF THE BOARD OF DIRECTORS

This section describes the structure of the Board of Directors. This section also lists whether there are intermediate bodies which support the Board in fulfilling its functions and how the intermediate bodies report to the Board regarding its activities.

The Board of Directors is comprised of 8 Proprietary Directors and 8 Alternate Directors.

The Board has designated the following intermediate bodies to support it in the fulfillment of its functions:

      The Evaluation and Compensation Committee is comprised of Proprietary Directors Francisco Gonzalez Sebastia as Chairman, Alejandro Perez Elizondo and Bernardo Jimenez Barrera. This Committee analyzes the applicable policies in connection with the evaluation, compensation and hiring of top level executives, and reports periodically to the Board. The Committee is also supported by the executives in the Human Resources area.

      The Audit Committee is comprised of Proprietary Directors Alejando Perez Elizondo as Chairman, Arturo Estrada Treanor and Bernardo Jimenez Barrera. This Committee analyzes: (1) the Company's relationship with the external auditors;
(2) the applicable accounting policies; (3) the principles, criteria, practices and controls related with the elaboration of the financial information for the Board and the public; (4) the internal control system; and (5) the compliance with applicable laws, reporting periodically to the Board. This Committee is supported by the financial executives and the external auditors.

      The Finance and Planning Committee is comprised of Proprietary Directors Messrs. Ruben Martinez Donde (in process of being substituted), Jose Manuel Garcia Garcia and Bernardo Jimenez Barrera. This Committee analyzes the strategic plan including: 1) the principal financial investments and transactions; 2) the position of the company in accordance with the plan; 3) the congruence of the financial and investment policies, and 4) the financial projections and reports periodically to the Board. This Committee is also supported by the financial executives.

ABOUT THE INTEGRATION OF THE BOARD OF DIRECTORS                                     YES     NO                COMMENTS
-----------------------------------------------                                     ---     --                --------
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

3)    The alternate directors can only substitute the corresponding proprietary
      director previously designated? (Principle 3)                                  X

4)    The proprietary director proposes to the Board the designation of the
      person who will be his corresponding alternate? (Principle 3)                  X

5)    The independent and patrimonial directors, as a whole, constitute at least
      40% of the Board of Directors? (Principle 7)                                   X

6)    The independent directors represent at least 20% of the total of
      directors? (Principle 7)                                                       X

7)    Does the annual report of the Board of Directors indicate which directors                    Not in the Annual Report
      are independent and which are patrimonial? (Principle 8)                                     presented to the Stockholders
                                                                                                   Meeting held on April 30, 2004.

8)    Does the annual report of the Board of Directors indicate the kind of                        Not in the Annual Report
      category to which the patrimonial directors belong to? (Principle 8)                         presented to the Stockholders
                                                                                                   Meeting held on April 30, 2004.

9)    Does the annual report of the Board of Directors indicate the main                           Not in the Annual Report
      position of each director as of the date of the report? (Principle 9)                 X      presented to the Stockholders
                                                                                                   Meeting held on April 30, 2004.

      * In case of an affirmative answer to this question, it should be answered "DOES NOT APPLY" to questions (3) and (4) in the comments column.



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

14)   Is the intermediate body which carries out the Audit function presided
      over by an independent director? (Principle 17)                                X

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

17)   Do at least 25% of the directors have the right to call for a Board
      meeting? (Principle 19)                                                        X

18)   Do the directors have access to all the relevant information at least 5
      business days prior to the meeting date? (Principle 20)                        X

19)   * Is there a mechanism to assure that the directors can evaluate inquiries about strategic matters, even though they do not receive the necessary
      information at least 5 business days in advance? (Principle 20)                   (X)

20)   * The director elected by the first time is induced, explaining him his                      A presentation is made on the
      responsibilities and the company's situation? (Principle 21)                   X             First Board Meeting following
                                                                                                   their designation and a manual
                                                                                                   containing a description of
                                                                                                   their duties is provided to all
                                                                                                   members.

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

24)   * The directors devote time to their functions attending at least 70% of                     The Proprietary Directors do
      the meetings to which they have been called? (Principle 24)                    X             comply with this principle.




25)   * The directors maintain absolute confidentially about the social matters                    They are reminded of such
      they have knowledge through the meetings they attend? (Principle 25)           X             obligation and there has not
                                                                                                   been any known disclosure of
                                                                                                   files information.

26)   The proprietary and alternate directors maintain themselves mutually                         The Alternate Directors are
      informed about the matters discussed in the board meetings? (Principle 26)     X             invited to attend most of the
                                                                                                   meetings.

27)   The Board of Directors receives support through opinions, recommendations and guidelines derived from the analysis of the company's development?
      (Principle 27)                                                                 X

      - In the event the answers to these questions are affirmative, the answer should be enlarged in the comments column.

FUNCTION OF COMPENSATION AND EVALUATION

iii) ABOUT THE EVALUATION AND COMPENSATION COMMITTEE

This section describes the process in which the evaluation and compensation decisions of the General Director and high level executives are handled.

      The evaluation and compensation of top level executives of the subsidiaries are administered using the following tools: (1) description of positions; (2) valuation of positions; (3) payroll and fringe benefits surveys in the market; (4) performance evaluation of the executive; (5) company's results evaluation; and (6) the compensation is integrated with fixed remuneration, benefits and bonuses.

ABOUT THE OPERATION OF THE BODY WHICH FULFILLS THE EVALUATION AND
COMPENSATION FUNCTION.                                                              YES     NO                COMMENTS
28)   The intermediate body which performs the Evaluation and Compensation functions determines whether the hiring conditions of the high level executives and the probable payment due to separation from the company are
      in accordance with the guidelines approved by the Board? (Principle 29)        X

29)   The structure and policies used to determine the packages of directors and
      executives are disclosed? (Principle 30)                                             (X)

AUDIT FUNCTION

iv) ABOUT THE AUDIT FUNCTION

This section describes how the Audit function is fulfilled. Specifically, this section describes how the intermediate body interacts with the Board regarding the accounting practices of the Company and the mechanisms which assure accurate financial information.

Periodic reviews are carried out regarding the accounting procedures and operations of the Company, and results are reported to the Financial and Comptroller areas. The Audit Committee examines the traditional policies applied and, with respect to the financial restructuring, it has held meetings to ensure that the financial information complies with generally accepted accounting principles.

ABOUT THE AUDITORS' SELECTION.                                                      YES     NO                COMMENTS
30)   The income of the external auditor as well as any other external audit, derived from the audit of the company, represents a percentage equal or minor to 20% of the net income of the accounting firm in charge?
      (Principle 32)                                                                 X

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

33)   The annual report includes information regarding the professional profile
      of the Statutory Examiner of the company? (Principle 35)                       X

                         ABOUT THE FINANCIAL INFORMATION

34)   Does the Company have an internal audit area? (Principle 36)                          X

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

                           ABOUT THE INTERNAL CONTROLS

37)   Is there an internal control system? (Principle 41)                            X

38)   Are the guidelines of the internal control system submitted for the
      approval of the Board? (Principle 41)                                          X

39)   The intermediate body in charge of the Audit function evaluates and issues an opinion about the effectiveness of the internal control system?
      (Principle 42)                                                                 X


40)   Do the external auditors validate the effectiveness of the internal control system and issue a report with respect to such controls?
      (Principle 43)                                                                 X

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

42)   The examination of the fulfillment of all applicable dispositions is
      carried out at least once a year? (Principle 44)                               X

43)   The Board of Directors is informed periodically about the legal situation
      of the company? (Principle 45)                                                 X

FINANCE AND PLANNING FUNCTION

v) ABOUT THE FINANCE AND PLANNING FUNCTION

This section describes how the Finance and Planning function is fulfilled and the processes followed to perform such functions. Specifically, it describes how the intermediate body interacts with the Board to support its decisions.

As a consequence of the financial restructuring, the planning function has been subject to periodic meetings to evaluate the progress of the negotiations, while continuing to evaluate the projections and financial transactions of the Company.

ABOUT THE INTERMEDIATE BODY IN CHARGE OF THE FINANCE AND PLANNING FUNCTIONS         YES     NO     COMMENTS
44)   The intermediate body in charge of the Finance and Planning functions                        Due to the financial restructure
      issues an evaluation about the feasibility of the main investments and                       meetings have been held without
      financial transactions of the Company? (Principle 47)                                        formalizing them in Minute
                                                                                     X             format.

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

47)   The intermediate body in charge of the Finance and Planning functions                        Due to the financial restructure
      support the Board by examining the financial projections of the company                      meetings have been held without
      assuring the congruence with the strategic plan of the Company? (Principle                   formalizing them in Minute
      50)                                                                            X             format.

iv) OPTIONAL QUESTION

If there are corporate governance issues in addition to those recommended by the Better Corporate Practices Code (Codigo de Mejores Practicas Corporativas), in this section an option is given to the issuer to disclose such information.

              QUESTIONNAIRE ABOUT THE GENERAL STOCKHOLDERS MEETING

STOCKHOLDERS' RIGHTS                                                                                       (SEE SECTION V)
--------------------                                                                                       ---------------
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

2)    Was it avoided to group matters related to different subjects in only one
      item of the Agenda? (Principle 51)                                             X

3)    Is all the information about each item of the Agenda of the Stockholders
      Meeting available 15 days in advance? (Principle 52)                           X

4)    Do the stockholders receive detailed information and possible alternatives of voting regarding the items of the Agenda, so they may provide
      instructions to their mandataries on how to vote? (Principle 53)                      X

5)    Does the information delivered to the stockholders include the proposal to comprise the Board of Directors, accompanied with information regarding
      the professional profile of the candidates? (Principle 54)                            X

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

                                        SAVIA, S.A.  DE C.V.


                                        By: /s/Enrique Osorio
                                            -----------------------------------
                                        Name: Enrique Osorio
                                        Title: Chief Financial Officer of Savia

Date: June 30, 2004

                                  EXHIBIT INDEX

1.1 The Articles of Incorporation are incorporated by reference to the Company's registration statement on Form F-1.

1.2 The Bylaws are incorporated by reference to the Company's Form 20-F filed on June 30, 2003.

4.1   Amendment dated July 31, 2002 to the Savia Restructuring Agreement.*

4.2   Amendment dated October 31, 2002 to the Savia Restructuring Agreement.*

4.3   Debt Settlement Agreement dated May 20, 2003.*

4.4 Exchange Agreement dated July 1, 2002, and amended and restated as of May 30, 2003.*

4.5   Contribution Agreement dated May 30, 2003.*

4.6   Voting Agreement dated May 30, 2003.*

4.7 Exchange and Stock Issuance Agreement by and between Bionova Holding Corporation and Savia, S.A. de C.V. dated March 29, 2004.

4.8   Receipt for Credit dated March 29, 2004

4.9   Forgiveness of Debt and Cancellation of Note dated March 29, 2004.

8.1   List of Significant Subsidiaries.

11.1  Savia Code of Business Conduct and Ethics for Senior Financial Officers

12.1 Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.2 Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

* previously filed with the SEC